                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2006

                     Commission File Number _______________

                              INTRAWEST CORPORATION
                               (Registrant's name)

                          SUITE 800, 200 BURRARD STREET
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2006



INTRAWEST CORPORATION

By: /s/ ROSS MEACHER
    -----------------------------------------------------
    Name:  Ross Meacher
    Title: Corporate Secretary and Chief Privacy Officer

                                (INTRAWEST LOGO)

                                  ARRANGEMENT

                                   INVOLVING

                             INTRAWEST CORPORATION

                                      AND

                          WINTERGAMES ACQUISITION ULC
                           AND WINTERGAMES S.A.R.L.,
           ENTITIES THAT ARE OWNED BY FUNDS MANAGED BY AFFILIATES OF

                         FORTRESS INVESTMENT GROUP LLC

                       SPECIAL MEETING OF SECURITYHOLDERS
                            OF INTRAWEST CORPORATION
                         TO BE HELD ON OCTOBER 17, 2006

                         NOTICE OF SPECIAL MEETING AND
                        MANAGEMENT INFORMATION CIRCULAR

                               SEPTEMBER 20, 2006

  These materials require shareholders and optionholders of Intrawest to make important decisions and require immediate attention. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your Common Shares or Intrawest Options, please contact Georgeson Shareholder Communications Canada Inc. toll-free at 1-866-390-5292.

     NONE OF THE CANADIAN SECURITIES REGULATORY AUTHORITIES, THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR.

     THE INFORMATION CONCERNING FORTRESS, ACQUISITIONCO AND PARENT CONTAINED IN THIS CIRCULAR HAS BEEN TAKEN FROM PUBLIC SOURCES OR HAS BEEN PROVIDED BY FORTRESS FOR INCLUSION IN THIS CIRCULAR. ALTHOUGH INTRAWEST HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY STATEMENTS CONTAINED HEREIN TAKEN FROM OR BASED ON SUCH PUBLIC SOURCES OR ON DOCUMENTS, RECORDS OR INFORMATION PROVIDED BY FORTRESS ARE UNTRUE OR INCOMPLETE, INTRAWEST ASSUMES NO RESPONSIBILITY FOR THE ACCURACY OF THE INFORMATION CONTAINED IN SUCH PUBLIC SOURCES, DOCUMENTS, RECORDS OR INFORMATION OR FOR ANY FAILURE BY FORTRESS TO DISCLOSE EVENTS THAT MAY HAVE OCCURRED OR MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF ANY SUCH INFORMATION BUT WHICH ARE UNKNOWN TO INTRAWEST.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS CIRCULAR DOES NOT CONSTITUTE A SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS CIRCULAR WILL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION OR BE TREATED AS A REPRESENTATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS CIRCULAR.

                                (INTRAWEST LOGO)

September 20, 2006

Dear Shareholders and Optionholders:

     On behalf of the Board of Directors, we cordially invite you to attend the Special Meeting of Securityholders of Intrawest Corporation to be held commencing at 10:00 a.m. (Vancouver time) on Tuesday, October 17, 2006 in the Ballroom of The Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia. The meeting is for holders of Common Shares of Intrawest and holders of options to acquire Common Shares.

     At the Meeting, you will be asked to approve a statutory arrangement under which holders of Common Shares will receive US$35.00 in cash for each of their Common Shares and the holders of Intrawest Options will receive the difference between US$35.00 and the applicable exercise price under each Intrawest Option held, net of applicable withholdings. The accompanying Notice of Special Meeting and Management Information Circular provide a full description of the Arrangement and include certain additional information to assist you in considering how to vote on the Arrangement. YOU ARE URGED TO READ THIS INFORMATION CAREFULLY AND, IF YOU REQUIRE ASSISTANCE, TO CONSULT YOUR FINANCIAL, LEGAL OR OTHER PROFESSIONAL ADVISOR.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ARRANGEMENT, HAS DETERMINED THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF INTRAWEST AND IS FAIR TO INTRAWEST'S SHAREHOLDERS AND RECOMMENDS THAT SHAREHOLDERS AND OPTIONHOLDERS VOTE FOR THE RESOLUTIONS APPROVING THE ARRANGEMENT. The recommendation of the Board of Directors is based on various factors, including the opinion dated August 10, 2006 of Goldman, Sachs & Co., financial advisor to the Board of Directors, which states that, as of the date of the opinion and based on and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Shareholders under the Arrangement Agreement was fair from a financial point of view to such Shareholders. A copy of the Goldman, Sachs & Co. opinion is included as Appendix D to the accompanying Management Information Circular.

     The Arrangement must be approved by a resolution passed by at least two-thirds of the votes cast at the Meeting by the Shareholders and Optionholders (including by at least two-thirds of the votes cast at the Meeting by Shareholders), and also satisfy a "minority approval" requirement imposed by securities law under which the Arrangement must be approved by a simple majority of the Common Shares voted, where the Common Shares owned or controlled by Mr. Houssian, Intrawest's Chairman and Chief Executive Officer, will not be counted. The Arrangement is also subject to certain customary conditions, including the approval of the Supreme Court of British Columbia. Subject to obtaining Court approval and satisfying such other conditions, it is anticipated that the Arrangement will be completed later in October 2006.

     Your vote is important regardless of the number of Common Shares or Intrawest Options you own. If you are unable to be present at the Meeting in person, we encourage you to take the time to complete, sign, date and return the appropriate form of proxy (the white form of proxy in the case of Registered Shareholders, the applicable voting instruction form in the case of Non-Registered Shareholders and the green form of proxy in the case of Optionholders) so that your securities can be voted at the Meeting in accordance with your instructions. We also encourage Registered Shareholders and Optionholders to complete, sign, date and return the appropriate Letter of Transmittal so that, if the proposed Arrangement is approved, payment for your Common Shares or Intrawest Options can be sent to you as soon as possible following the implementation of the Arrangement.

     If you have any questions, please contact our proxy solicitation agent, Georgeson Shareholder Communications Canada Inc., toll-free at 1-866-390-5292.

     On behalf of Intrawest, we would like to thank you for your continued support as we prepare to take this important step in Intrawest's history.

                                         Yours very truly,

                                         /s/ Joe S. Houssian
                                         Joe S. Houssian
                                         Chairman and Chief Executive Officer

                                         /s/ Gordon H. MacDougall
                                         Gordon H. MacDougall
                                         Director of Intrawest

                             INTRAWEST CORPORATION

                  NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

     NOTICE IS HEREBY GIVEN that a special meeting (the "MEETING") of holders ("SHAREHOLDERS") of common shares (the "COMMON SHARES") and holders ("OPTIONHOLDERS" and, together with Shareholders, the "SECURITYHOLDERS") of options (the "INTRAWEST OPTIONS") to acquire Common Shares of Intrawest Corporation (the "CORPORATION" or "INTRAWEST") will be held commencing at 10:00 a.m. (Vancouver time) on Tuesday, October 17, 2006 in the Ballroom of The Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, for the following purposes:

     1. to consider, pursuant to an interim order of the Supreme Court of British Columbia dated September 19, 2006 (the "INTERIM ORDER") and, if deemed advisable, to pass, with or without variation, resolutions (the "ARRANGEMENT RESOLUTIONS") to approve an arrangement (the "ARRANGEMENT") under section 192 of the Canada Business Corporations Act involving the Corporation, its shareholders and optionholders, Wintergames S.a.r.l. ("PARENT"), a Luxembourg company that is indirectly owned by 18 private equity funds managed by Fortress Investment Group LLC or one of its affiliates, and its wholly-owned subsidiary, Wintergames Acquisition ULC ("ACQUISITIONCO"), involving, among other things, (a) the acquisition by Acquisitionco of all of the outstanding Common Shares for US$35.00 in cash for each Common Share and (b) the transfer by the Optionholders to the Corporation of all of the outstanding Intrawest Options in exchange for a cash amount per Optionholder equal to (i) the product of the number of Common Shares underlying the Intrawest Options held by such Optionholder and US$35.00, less (ii) the aggregate exercise price payable under such Intrawest Options by the Optionholder to acquire the Common Shares underlying such Intrawest Options, net of applicable withholdings, all as more particularly described in the accompanying management information circular of the Corporation (the "CIRCULAR"); and

     2. to transact such further business as may properly come before the Meeting or any adjournment or postponement thereof.

     The Board of Directors of the Corporation has fixed the close of business on September 18, 2006 as the record date for determining Securityholders who are entitled to receive notice of and vote at the Meeting. Only Securityholders whose names have been entered in the registers of Intrawest on the close of business on that date are entitled to receive notice of and to vote at the Meeting.

     The Arrangement and the Arrangement Resolutions are described in the Circular and the full text of the Arrangement Resolutions is set out in Appendix A to the Circular. The Circular, forms of proxy and a form of Letter of Transmittal that can be used by Shareholders accompany this Notice of Meeting. A form of Letter of Transmittal that can be used by Optionholders will be provided separately to Optionholders.

     Registered Shareholders and Optionholders unable to attend the Meeting in person are requested to complete, date, sign and return in the envelope provided for that purpose the white form of proxy in the case of Registered Shareholders and the green form of proxy in the case of Optionholders. To be used at the Meeting, proxies must be received by the Corporation's transfer agent, CIBC Mellon Trust Company, 1066 West Hastings Street, Suite 1600, The Oceanic Plaza, Vancouver, British Columbia, Canada, V6E 3X1 (Attention: Proxy Department) before 5:00 p.m. (Vancouver time) on Friday, October 13, 2006 or, in the case of any adjournment or postponement of the Meeting, no later than 48 hours before the date of the reconvened Meeting. Non-Registered Shareholders of the Corporation should carefully follow the voting instructions received from the Corporation or their intermediary.

     Pursuant to the Interim Order, Registered Shareholders have a right to dissent in respect of the Arrangement Resolutions and to be paid an amount equal to the fair value of their Common Shares. This right is described in the Circular. The dissent procedures require that a Registered Shareholder who wishes to dissent must send to Intrawest a written notice of objection to the Arrangement Resolutions (i) at Suite 800, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6 (Attention: General Counsel) or (ii) by facsimile transmission to 604-669-0605 (Attention: General Counsel), to be received not later than 5:00 p.m. (Vancouver time) on Monday, October 16, 2006 (or 5:00 p.m. (Vancouver time) on the day that is one business day immediately preceding any adjourned or postponed Meeting), and must otherwise strictly comply with the dissent procedures described in the Circular. FAILURE TO COMPLY STRICTLY WITH THESE DISSENT PROCEDURES MAY RESULT IN THE LOSS OR UNAVAILABILITY OF THE RIGHT TO DISSENT. See the section entitled "DISSENTING SHAREHOLDERS' RIGHTS" in the Circular and Appendix G to the Circular. Beneficial owners of Common Shares registered in the name of an intermediary who wish to dissent should be aware that ONLY REGISTERED SHAREHOLDERS ARE ENTITLED TO DISSENT AND, ACCORDINGLY, THEY NEED TO CONTACT SUCH INTERMEDIARY IN ORDER TO EXERCISE DISSENT RIGHTS.

     Dated at Vancouver, British Columbia on September 20, 2006.

                                         By Order of the Board of Directors,

                                         /s/ Joe S. Houssian

                                         Joe S. Houssian
                                         Chairman and Chief Executive Officer

                               TABLE OF CONTENTS

NOTICE TO SECURITYHOLDERS IN THE U.S.....    1
CURRENCY.................................    1
CAUTIONARY STATEMENT WITH RESPECT TO         1
  FORWARD-LOOKING STATEMENTS.............
INFORMATION CONTAINED IN THIS CIRCULAR...    2
SUMMARY OF MANAGEMENT INFORMATION            3
  CIRCULAR...............................
  The Arrangement........................    3
  Recommendation of the Board............    3
  Reasons for the Arrangement............    3
  Fairness Opinion.......................    5
  Arrangement Mechanics..................    5
  Sources of Funds for the Arrangement...    5
  Superior Proposals.....................    6
  Non-Solicitation Obligations of            6
     Intrawest...........................
  Conditions to the Arrangement Becoming     6
     Effective...........................
  Court Approval.........................    6
  Regulatory Matters.....................    6
  Closing................................    7
  Termination of the Arrangement             7
     Agreement...........................
  Termination Fees.......................    7
  Reimbursement of Expenses..............    7
  Meeting of Securityholders.............    7
  Dissenting Shareholders' Rights........    7
  Intrawest, Fortress, Fortress Funds,       8
     Acquisitionco and Parent............
  Certain Tax Considerations of the          8
     Arrangement.........................
INFORMATION CONCERNING THE MEETING AND       9
  VOTING.................................
THE ARRANGEMENT..........................   14
  Background to the Arrangement             14
     Agreement...........................
  Recommendation of the Board............   18
  Reasons for the Arrangement............   18
  Fairness Opinion.......................   21
  Required Securityholder Approval.......   21
  Arrangement Mechanics..................   22
  Interests of Senior Management and        24
     Others in the Arrangement...........
  Intentions of Intrawest Directors and     29
     Officers............................
  Sources of Funds for the Arrangement...   29
  Notes Offers...........................   30
OTHER TERMS OF THE ARRANGEMENT              31
  AGREEMENT..............................
  Conditions Precedent to the               31
     Arrangement.........................
  Representations and Warranties.........   32
  Covenants of Intrawest.................   32
  Covenants of Acquisitionco.............   36
  Covenants of Intrawest Regarding Non-     36
     Solicitation........................
  Consideration of Alternative              37
     Transactions........................
  Right to Match.........................   37
  Termination Fees.......................   38
  Expense Reimbursement..................   39
  Termination Rights.....................   39
  Pre-Acquisition Reorganizations........   40
PRINCIPAL LEGAL MATTERS..................   41
  Court Approval of the Arrangement and     41
     Completion of the Arrangement.......
  Regulatory Matters.....................   41
  Canadian Securities Law Matters........   43
  Stock Exchange Delisting and Reporting    43
     Issuer Status.......................
  Judicial Developments..................   43
DISSENTING SHAREHOLDERS' RIGHTS..........   44
INFORMATION CONCERNING INTRAWEST.........   47
  Principal Shareholders.................   47
  Auditors and Audit Committee...........   47
  Documents Incorporated by Reference....   47
INFORMATION CONCERNING FORTRESS,            48
  ACQUISITIONCO AND PARENT...............
INTRAWEST MARKET PRICE AND TRADING VOLUME   48
  DATA...................................
CERTAIN TAX CONSIDERATIONS FOR              50
  SHAREHOLDERS...........................
  Certain Canadian Federal Income Tax       50
     Considerations......................
  Certain U.S. Federal Income Tax           52
     Considerations......................
  Optionholders..........................   55
LEGAL MATTERS............................   55
ADDITIONAL INFORMATION...................   55
QUESTIONS AND FURTHER ASSISTANCE.........   55
APPROVAL OF INTRAWEST....................   55
CONSENT OF GOLDMAN, SACHS & CO...........   56
CONSENT OF MCCARTHY TETRAULT LLP.........   56
GLOSSARY OF TERMS........................   57
APPENDIX A ARRANGEMENT RESOLUTIONS.......  A-1
APPENDIX B ARRANGEMENT AGREEMENT.........  B-1
APPENDIX C PLAN OF ARRANGEMENT...........  C-1
APPENDIX D FAIRNESS OPINION OF GOLDMAN,    D-1
  SACHS & CO.............................
APPENDIX E INTERIM ORDER.................  E-1
APPENDIX F NOTICE OF APPLICATION FOR       F-1
  FINAL ORDER............................
APPENDIX G SECTION 190 OF THE CANADA       G-1
  BUSINESS CORPORATIONS ACT..............

                             INTRAWEST CORPORATION

                        MANAGEMENT INFORMATION CIRCULAR

     THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF INTRAWEST CORPORATION (THE "CORPORATION" OR "INTRAWEST"). THE ACCOMPANYING FORM OF PROXY IS FOR USE AT THE MEETING AND AT ANY ADJOURNMENT OR POSTPONEMENT THEREOF AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. A GLOSSARY OF CERTAIN TERMS USED IN THIS CIRCULAR CAN BE FOUND ON PAGES 57 TO 63 OF THIS CIRCULAR.

                     NOTICE TO SECURITYHOLDERS IN THE U.S.

     Intrawest is a corporation existing under the laws of Canada. The solicitation of proxies and the transaction contemplated in this Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. The proxy solicitation rules under the U.S. Securities Exchange Act of 1934, as amended, are not applicable to Intrawest or this solicitation and therefore this solicitation is not being effected in accordance with U.S. securities laws. Securityholders should be aware that disclosure requirements under Canadian laws may be different from such requirements under U.S. securities laws. Securityholders should also be aware that requirements under Canadian laws may differ from requirements under U.S. corporate and securities laws relating to U.S. corporations.

     The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Intrawest exists under the laws of Canada and Acquisitionco exists under the laws of the Province of Alberta, that some or all of their respective officers and directors are not residents of the U.S. and that all or a substantial portion of their respective assets may be located outside the U.S. You may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a judgment by a U.S. court.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

     Certain information concerning tax consequences of the Arrangement for Shareholders who are U.S. taxpayers is set forth in "Certain Tax Considerations for Shareholders -- Certain Canadian Federal Income Tax Considerations -- Shareholders Not Resident in Canada" and "Certain Tax Considerations for Shareholders -- Certain U.S. Federal Income Tax Considerations." Shareholders should be aware that the transactions contemplated herein may have tax consequences both in Canada and in the U.S. Such consequences may not be described fully herein.

                                    CURRENCY

     All currency amounts referred to in this Circular are expressed in U.S. dollars, unless otherwise indicated. On September 18, 2006, the Bank of Canada noon exchange rate was $0.8952 for C$1.00.

        CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

     This Circular contains or incorporates forward-looking information based on the best estimates of Intrawest with respect to the current operating environment. These forward-looking statements are related to, but not limited to, Intrawest's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate," "believe," "expect," "plan," "guidance," "judgment" or similar words suggesting future outcomes. There is significant risk that Intrawest's predictions and other forward-looking statements will not prove to be accurate. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, Intrawest's ability to implement its business strategies, seasonality, weather conditions, competition, general economic conditions, world events, currency fluctuations and other risks detailed in Intrawest's Annual Information Form dated September 20, 2006 starting at page 42 in the section entitled "Risk Factors." Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by Intrawest. In addition to other factors and matters contained or incorporated in this document, Intrawest believes the following factors could cause actual results to differ materially from those discussed in the forward-looking statements: failure to satisfy the conditions to complete the Arrangement, including the receipt of the required shareholder, court or regulatory approvals; the occurrence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement; the failure to complete the Arrangement for any other reason; and the amount of the costs, fees, expenses and charges relating to the Arrangement. Intrawest disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

                     INFORMATION CONTAINED IN THIS CIRCULAR

     No person has been authorized to give information or to make any representations in connection with the Arrangement other than those contained or incorporated by reference in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolutions or be considered to have been authorized by Intrawest, Fortress, Acquisitionco or Parent.

     This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

     SECURITYHOLDERS SHOULD NOT CONSTRUE THE CONTENTS OF THIS CIRCULAR AS LEGAL, TAX OR FINANCIAL ADVICE AND SHOULD CONSULT WITH THEIR OWN PROFESSIONAL ADVISORS AS TO THE RELEVANT LEGAL, TAX, FINANCIAL OR OTHER MATTERS IN CONNECTION HEREWITH.

                   SUMMARY OF MANAGEMENT INFORMATION CIRCULAR

     The following is a summary of the contents of this Circular. This summary is provided for convenience only and should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this Circular, including the Appendices and documents incorporated by reference herein. Certain capitalized words and terms used in this summary and the Circular are defined in the Glossary of Terms found on pages 57 to 63.

THE ARRANGEMENT

     Pursuant to the Arrangement, among other things, (a) the Common Shares will be transferred by the Shareholders to Acquisitionco for $35.00 per Common Share,
(b) the Intrawest Options will be transferred by the holders thereof to Intrawest in exchange for a cash amount per holder equal to (i) the product of the number of Common Shares underlying Intrawest Options held by such holder and $35.00, less (ii) the aggregate exercise price payable under such Intrawest Options by the holder to acquire the Common Shares underlying such Intrawest Options, and (c) DSUs and RSUs (as more fully described herein) will be cancelled upon payment by Intrawest to the holders thereof of $35.00 per DSU and RSU; in each case net of applicable withholdings. See "The Arrangement -- Arrangement Mechanics." If the Arrangement Resolutions are approved by the Securityholders at the Meeting and all of the other conditions to closing of the Arrangement are satisfied or waived, the Arrangement will be implemented by way of a court-approved plan of arrangement under the CBCA.

     As at the close of business on September 18, 2006, there were outstanding 49,066,926 Common Shares and Intrawest Options to purchase an aggregate of 2,823,600 Common Shares.

RECOMMENDATION OF THE BOARD

     THE BOARD HAS UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF INTRAWEST AND IS FAIR TO THE SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE SECURITYHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTIONS. SEE "THE ARRANGEMENT -- RECOMMENDATION OF THE BOARD."

REASONS FOR THE ARRANGEMENT

     In reaching its decision to approve the Arrangement Agreement and to recommend to Securityholders that they vote for the Arrangement Resolutions, the Board consulted with management of Intrawest and obtained advice from its financial and legal advisors. The Board carefully considered all aspects of the Arrangement Agreement and the Arrangement and considered a number of factors in concluding that the Arrangement is in the best interests of Intrawest and is fair to Shareholders, including the following:

     - the price to be paid for each Common Share under the Arrangement represents a substantial premium to the historic trading prices for the Common Shares including (i) a premium of approximately 20% over $29.12 per share, being the closing trading price of the Common Shares on the NYSE on February 27, 2006, the last trading day on the NYSE prior to Intrawest's public announcement of its intention to review its strategic options, and (ii) a premium of approximately 32% over $26.51 per share, being the closing trading price of the Common Shares on the NYSE on August 10, 2006, the last trading day on the NYSE prior to the public announcement of the proposed Arrangement;

     - the fact that the Arrangement is the result of a publicly disclosed strategic review process conducted by Intrawest over a six-month period, that included an extensive investigation of third-party interest in transactions with Intrawest, as well as initiatives that Intrawest itself could undertake;

     - the determination by the Board that the Arrangement is superior to all other proposals received by Intrawest pursuant to the strategic review process and is superior to the other possible strategic alternatives developed by Intrawest management to maximize shareholder value as part of this process;

     - the Fairness Opinion to the Board to the effect that, as of the date of the opinion and based on and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Shareholders under the Arrangement Agreement was fair from a financial point of view to the Shareholders. See "The Arrangement -- Fairness Opinion;"

     - the advice received by the Board from Capital West Partners regarding the process undertaken by Goldman Sachs and management of Intrawest in connection with the Arrangement and the range of values that might be attached to the other possible strategic alternatives developed by Intrawest management;

     - the financial aspects of the Arrangement, including the facts that the consideration to be received by the Securityholders is to be paid in cash, the obligations of Acquisitionco and Parent under the Arrangement Agreement are not subject to a financing condition and that financing commitments obtained by Acquisitionco should provide Acquisitionco with sufficient resources to finance the transactions contemplated under the Arrangement Agreement;

     - the evaluation by the Board of other possible strategic alternatives to maximize shareholder value, and the perceived risks to Intrawest associated with achieving any of these strategic alternatives;

     - the potential disadvantages of a sale of a principal business unit of Intrawest compared to the sale of the entire company;

     - the Arrangement Agreement allows Intrawest to consider other Acquisition Proposals, to change its recommendation to the Intrawest Securityholders in certain circumstances and to terminate the Arrangement Agreement to enter into a Superior Proposal (subject to payment of the Termination Fee of $60 million), and other terms and conditions, including the representations, warranties and covenants of Intrawest, Parent and Acquisitionco, the reasonable restrictions on the conduct of Intrawest's business until completion of the Arrangement and the conditions to the respective obligations of the parties, are reasonable, in the judgment of Intrawest, and the product of extensive negotiations between the parties;

     - the Arrangement Resolutions must, subject to the approval of the Court, be approved by not less than two-thirds of the votes cast on the Arrangement Resolutions by Securityholders, and the fact that if a higher offer is made to Shareholders prior to the Meeting, Securityholders are free to support such a higher offer and vote against the Arrangement Resolutions (subject to payment of the Termination Fee of $60 million in certain circumstances);

     - the Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders; and

     -  the right that will be provided to Registered Shareholders to dissent.

     The Board also considered a number of potential adverse factors relating to the Arrangement, including:

     - the risks to Intrawest if the Arrangement is not completed in a timely manner, or at all, resulting in uncertainty which might result in Intrawest's strategic partners, lenders and others delaying or deferring decisions concerning Intrawest;

     - the fact that Parent and Acquisitionco are both newly formed entities with limited assets;

     - if the Arrangement Agreement is terminated and the Board decides to seek another acquisition transaction, there can be no assurance that Intrawest will be able to find a party willing to pay an equivalent or more attractive price than the consideration to be paid under the Arrangement;

     - the fact that the Arrangement will be a taxable transaction to Shareholders; and

     - the limitations contained in the Arrangement Agreement on Intrawest's ability to solicit additional interest from third parties, Acquisitionco's right to match a Superior Proposal, and the requirement to pay the Termination Fee of $60 million may discourage other parties from offering to acquire the Common Shares.

     In reaching its determination, the Board also considered and evaluated, among other things:

     -  current industry, economic and market conditions and trends; and

     - the fact that some of Intrawest's directors and officers have interests in the Arrangement and may have circumstances that are different from, or in addition to, those of Intrawest Securityholders generally, as described under "The Arrangement -- Interests of Senior Management and Others in the Arrangement."

     See "The Arrangement -- Reasons for the Arrangement."

FAIRNESS OPINION

     Goldman Sachs has delivered a fairness opinion to the Board to the effect that, as of the date of the opinion and based on and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Shareholders pursuant to the Arrangement Agreement was fair from a financial point of view to such Shareholders. The full text of the Fairness Opinion is attached as Appendix D to this Circular. Shareholders should read the Fairness Opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. The opinion was provided to the Board in connection with the Board's evaluation of the Arrangement and does not constitute a recommendation to Shareholders as to how Shareholders should vote with respect to the Arrangement. See "The Arrangement -- Fairness Opinion."

ARRANGEMENT MECHANICS

     Pursuant to the Plan of Arrangement, upon the Arrangement becoming effective, the following transactions, among others, will occur in the order and at the times set out in the Plan of Arrangement:

     - all of the Intrawest Options granted and outstanding immediately prior to the Effective Time will be automatically transferred by the holders thereof to Intrawest without any act or formality on its or their part in exchange for a cash amount equal to the excess, if any, of (a) the product of the number of Common Shares underlying Intrawest Options held by the holder and $35.00, less (b) the aggregate exercise price payable under such Intrawest Options by the holder to acquire the Common Shares underlying such Intrawest Options (or, if the exercise price of such Intrawest Options under the terms of such Intrawest Options is expressed in Canadian currency, the U.S. dollar equivalent of such exercise price determined by using the Exchange Rate);

     - all Common Shares outstanding immediately prior to the Effective Time, other than Common Shares held by a Dissenting Shareholder who is entitled to be paid the fair value of its Common Shares, will be and be deemed to be transferred by the Shareholders to Acquisitionco for $35.00 in cash per Common Share;

     - all Common Shares held by Dissenting Shareholders in respect of which the holders have exercised Dissent Rights and not withdrawn their notice of dissent will be deemed to have been transferred to Acquisitionco and will be cancelled and cease to be outstanding and such holders will cease to have any rights as Shareholders other than the right to be paid the fair value of their Common Shares; and

     - all vested and unvested DSUs and RSUs will be deemed to be vested, and will without any further action by the holders of the DSUs and RSUs be cancelled and terminated by Intrawest and each holder thereof will be entitled to receive from Intrawest, in exchange therefor, $35.00 in cash per DSU and RSU, and each of the Intrawest DSU Plans, the Performance RSU Agreement and the Restricted Share Unit Agreement will be cancelled. In addition, each of the Intrawest Share Purchase Plans will be cancelled;

     in each case net of applicable withholdings.

     See "The Arrangement -- Arrangement Mechanics."

     In order to receive the cash consideration for the Common Shares or Intrawest Options described above, a Securityholder must complete, sign, date and return the appropriate Letter of Transmittal in accordance with the instructions set out therein. The form of Common Share Letter of Transmittal is being sent to Shareholders with this Circular. The form of Option Letter of Transmittal will be sent separately to Optionholders by Intrawest.

SOURCES OF FUNDS FOR THE ARRANGEMENT

     Under the terms of the Arrangement and related transactions, an aggregate amount of approximately $2.9 billion, including transaction costs, is expected to be paid to acquire or repay outstanding Intrawest indebtedness (including the outstanding Intrawest Notes), acquire all of the Common Shares (assuming no Shareholders exercise their Dissent Rights) and Intrawest Options and satisfy all outstanding DSUs and RSUs. Acquisitionco, directly or indirectly, intends to finance the amounts payable with debt and equity financing as contemplated by the Commitment Letter and the Equity Commitment Letter, respectively. See "The Arrangement -- Sources of Funds for the Arrangement."

SUPERIOR PROPOSALS

     The Board is permitted to consider a Superior Proposal under certain conditions. Acquisitionco is entitled to a five-Business Day period within which to exercise a right to match any Superior Proposal. If the Board accepts a Superior Proposal, Intrawest will be required to pay to Parent the Termination Fee of $60 million. See "Other Terms of the Arrangement Agreement -- Consideration of Alternative Transactions."

NON-SOLICITATION OBLIGATIONS OF INTRAWEST

     In the Arrangement Agreement, Intrawest has agreed not to, directly or indirectly, among other things, solicit, initiate, knowingly facilitate or encourage any inquiry, proposal or offer relating to or constituting an Acquisition Proposal from any person. See "Other Terms of the Arrangement Agreement -- Covenants of Intrawest Regarding Non-Solicitation."

CONDITIONS TO THE ARRANGEMENT BECOMING EFFECTIVE

     Implementation of the Arrangement is subject to conditions being satisfied or waived by one or both of Intrawest and Parent by the Effective Date, including:

     - that the representations and warranties of Intrawest, Parent and Acquisitionco contained in the Arrangement Agreement are true and correct in all respects as of the Effective Date (except for breaches by Intrawest that do not, individually or in the aggregate, have a Material Adverse Effect on Intrawest and breaches by Parent and Acquisitionco that individually or in the aggregate do not prevent or materially delay the consummation of the transactions contemplated in the Arrangement Agreement or significantly impair the ability of Parent or Acquisitionco to perform its obligations under the Plan of Arrangement);

     - performance by Intrawest, Parent and Acquisitionco of specified covenants and agreements;

     - all Appropriate Regulatory Approvals having been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated;

     - the absence of any Law that makes the Arrangement illegal or otherwise directly or indirectly enjoins, restrains or otherwise prohibits consummation of the Arrangement or other transactions contemplated by the Arrangement Agreement; and

     - there will not exist or have occurred (or been threatened) any change (or any condition, event or development involving a prospective change) that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Intrawest.

     See "Other Terms of the Arrangement Agreement -- Conditions Precedent to the Arrangement."

COURT APPROVAL

     The Arrangement requires approval by the Court. Prior to the mailing of this Circular, Intrawest obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix E to this Circular. Subject to the approval of the Arrangement Resolutions by Securityholders at the Meeting and all Appropriate Regulatory Approvals being obtained or concluded, the hearing in respect of the Final Order is currently scheduled to take place on October 24, 2006.

     At the hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions the Court deems fit. See "Principal Legal Matters -- Court Approval of the Arrangement and Completion of the Arrangement."

REGULATORY MATTERS

     The Arrangement is conditional upon the filing of all required notifications, the receipt of all required approvals and the satisfaction of other regulatory requirements, or the expiration of applicable waiting periods, under the Competition Act (Canada) and the HSR Act. The Arrangement is also conditional upon approval under the Investment Canada Act. See "Principal Legal Matters -- Regulatory Matters."

CLOSING

     The Arrangement Agreement provides, in effect, that the closing of the Arrangement Agreement transactions is to occur on the second Business Day after satisfaction or waiver of the conditions to closing. The closing is currently expected to occur some time in October 2006.

TERMINATION OF THE ARRANGEMENT AGREEMENT

     Intrawest and Parent may agree in writing to terminate the Arrangement Agreement at any time prior to the Effective Time. In addition, either Intrawest or Parent may terminate the Arrangement Agreement at any time prior to the Effective Time if certain specified events occur. See "Other Terms of the Arrangement Agreement -- Termination Rights."

TERMINATION FEES

     The Arrangement Agreement provides that Intrawest will pay to Parent, in certain circumstances, the Termination Fee of $60 million, less any amounts actually paid by Intrawest to Parent for reimbursement of expenses (as described below), including if the Arrangement Agreement is terminated by Intrawest in connection with its acceptance of a Superior Proposal. The Arrangement Agreement also provides that Parent and Acquisitionco will pay to Intrawest the Termination Fee of $60 million if the Arrangement Agreement is terminated by Intrawest or Parent in certain circumstances. See "Other Terms of the Arrangement Agreement -- Termination Fees."

REIMBURSEMENT OF EXPENSES

     The Arrangement Agreement also provides that Intrawest will pay to Parent reasonable documented expenses of Parent and Acquisitionco incurred in connection with the transactions contemplated by the Arrangement Agreement (up to a maximum of $10 million in certain circumstances) if the Arrangement Agreement is terminated in certain circumstances. See "Other Terms of the Arrangement Agreement -- Expense Reimbursement."

MEETING OF SECURITYHOLDERS

     The Meeting will be held commencing at 10:00 a.m. (Vancouver time) on Tuesday, October 17, 2006 in the Ballroom of The Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia. The purpose of the Meeting is to consider the Arrangement Resolutions.

     The approval of the Arrangement Resolutions will require the affirmative vote of at least two-thirds of the votes cast by Securityholders present in person or represented by proxy at the Meeting, including at least two-thirds of the votes cast on the Arrangement Resolutions by Shareholders present in person or represented by proxy at the Meeting. In addition, the Arrangement Resolutions will require the affirmative vote of at least a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting, excluding the votes attached to Common Shares that are beneficially owned or over which control or direction is exercised by Joe S. Houssian, Intrawest's Chairman and Chief Executive Officer. See "The Arrangement -- Required Securityholder Approval" and "Principal Legal Matters -- Canadian Securities Law Matters."

     Securityholders of record at the close of business on September 18, 2006 will be entitled to attend and vote at the Meeting or any adjournment or postponement thereof.

DISSENTING SHAREHOLDERS' RIGHTS

     Registered Shareholders are entitled to exercise Dissent Rights by providing written notice to Intrawest at or before 5:00 p.m. (Vancouver time) on October 16, 2006 (or on the day that is one Business Day immediately preceding any adjourned or postponed Meeting) in the manner described under the heading "Dissenting Shareholders' Rights." If a Registered Shareholder dissents, and the Arrangement is completed, the Dissenting Shareholder is entitled to be paid by Acquisitionco the fair value of its Dissenting Common Shares as of the close of business on the day before the day the Arrangement Resolutions are adopted. This amount may be the same as, more than or less than the $35.00 in cash per Common Share offered under the Arrangement. Registered Shareholders should carefully read the section in this Circular entitled "Dissenting Shareholders' Rights" if they wish to exercise Dissent Rights. See "Dissenting Shareholders' Rights."

INTRAWEST, FORTRESS, FORTRESS FUNDS, ACQUISITIONCO AND PARENT

     Intrawest Corporation. Intrawest is one of the world's leading destination resort and adventure-travel companies. The company has a network of nine mountain resorts throughout North America, including Whistler Blackcomb, a host venue for the 2010 Winter Olympic and Paralympic Games. Intrawest owns a 15% interest in Mammoth Mountain in California, 100% of Canadian Mountain Holidays Inc., a leader in the heli-skiing industry, and a 67% interest in Abercrombie & Kent Group of Companies, S.A., a leader in luxury adventure travel. The Intrawest network also includes Sandestin Golf and Beach Resort in Florida and Club Intrawest -- a private resort club with nine locations throughout North America. Intrawest develops real estate at its resorts and at other locations across North America and in Europe.

     Fortress. Fortress Investment Group LLC is a leading global investment and asset management firm with approximately $23 billion in equity capital under management. Fortress is headquartered in New York, and its affiliates have offices in Dallas, Frankfurt, Geneva, Hong Kong, London, Rome, San Diego, Sydney and Toronto.

     Fortress manages capital for a diverse group of investors including approximately 300 leading pension funds, endowments and foundations, financial institutions, funds of funds and high net worth individuals.

     Fortress Funds. The Fortress Funds are 18 private equity funds that are managed by Fortress Investment Group LLC or by an affiliate of Fortress Investment Group LLC. The Fortress Funds primarily make long-term investments in cash-flowing businesses and asset portfolios in North America and Western Europe. These funds have grown to become leading private equity funds by acquiring businesses and building them in partnership with management. The Fortress Funds focus on acquiring cash-flowing asset-based businesses that offer
(i) downside protection in the form of tangible collateral and diversified cash flows, (ii) upside potential from improvements to the operations, and (iii) opportunities for growth and strategic development of the underlying businesses.

     Acquisitionco. Acquisitionco is an Alberta unlimited liability company owned by Parent.

     Parent.  Parent is a Luxembourg company owned by the Fortress Funds.

CERTAIN TAX CONSIDERATIONS OF THE ARRANGEMENT

     The following is a brief summary only of the Canadian and U.S. income tax considerations under "Certain Tax Considerations for Shareholders." Shareholders should read carefully the information under "Certain Tax Considerations for Shareholders" which qualifies the summary set forth below. Shareholders should consult their own tax advisors to determine the particular tax consequences to them of the Arrangement. No advance income tax rulings have been sought or obtained with respect to any of the transactions described in this Circular.

  CANADIAN TAX CONSIDERATIONS

     Generally, a Shareholder who is a Canadian resident for the purposes of the Tax Act and who holds Common Shares as capital property will realize a capital gain (or a capital loss) equal to the amount by which the cash received by such Shareholder for the Common Shares under the Arrangement, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the holder of such Common Shares.

     Generally, a Shareholder who is not a Canadian resident for purposes of the Tax Act whose Common Shares do not constitute "taxable Canadian property" for purposes of the Tax Act will not be subject to tax under the Tax Act on any gain realized on the disposition of such Common Shares for cash under the Arrangement.

     See "Certain Tax Considerations for Shareholders -- Certain Canadian Federal Income Tax Considerations."

  U.S. TAX CONSIDERATIONS

     A Shareholder who is a "U.S. Holder" will recognize gain or loss equal to the difference, if any, between (a) the amount of cash received in exchange for the U.S. Holder's Common Shares in the Arrangement, and (b) the U.S. Holder's adjusted tax basis in such Common Shares. Unless certain rules applicable to "passive foreign investment companies" apply, such gain or loss will be a capital gain or loss if the U.S. Holder holds such Common Shares as capital assets (as defined for U.S. tax purposes). See "Certain Tax Considerations for Shareholders -- Certain U.S. Federal Income Tax Considerations."

  OPTIONHOLDERS

     Optionholders should consult their own tax advisors with respect to the Canadian and U.S. federal income tax consequences of the Arrangement having regarding to their own particular circumstances.

                 INFORMATION CONCERNING THE MEETING AND VOTING

FREQUENTLY ASKED QUESTIONS ON VOTING AND THE ARRANGEMENT

Q:   WHO IS SOLICITING MY PROXY?

A: YOUR PROXY IS BEING SOLICITED BY MANAGEMENT OF INTRAWEST. This Circular is furnished in connection with that solicitation. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone or other communication by directors, officers and employees of Intrawest without special compensation. Georgeson Shareholder Communications Canada Inc. ("GEORGESON") is acting as Intrawest's proxy solicitation agent, for which it will be paid a fee of up to approximately Cdn. $125,000, plus a "per call" fee for each telephone call made by Shareholders to Georgeson and reimbursement of Georgeson's costs and expenses in connection with the solicitation. The total cost of the solicitation will be borne by Intrawest.

Q:   WHAT AM I VOTING ON?

A: You are being asked to consider and vote on the Arrangement Resolutions approving the Arrangement that, among other things, and if all other conditions are satisfied or waived, will result in the acquisition by Acquisitionco of all of the outstanding Common Shares and the acquisition by Intrawest of all of the outstanding Intrawest Options.

Q:   WHAT WILL I RECEIVE IN THE ARRANGEMENT?

A: If the Arrangement is completed, you will be entitled to receive $35.00 in cash for each outstanding Common Share that you own as of the Effective Date of the Arrangement. If you are an Intrawest Optionholder, you will be entitled to receive the difference between $35.00 and the applicable exercise price in respect of each Common Share underlying each Intrawest Option you hold as of the Effective Date, net of applicable withholdings. Cash payments will be made net of applicable withholdings and are payable in U.S. dollars.

Q:   AM I ENTITLED TO RECEIVE NOTICE OF THE MEETING AND ATTEND THE MEETING?

A: Yes, if you were a Securityholder as of the close of business on September 18, 2006, which is the record date for the Meeting. All such Securityholders are entitled to receive notice of, attend and be heard at the Meeting.

Q:   AM I ENTITLED TO VOTE?

A: Yes, if you were a Securityholder as of the close of business on September 18, 2006, you are entitled to one vote per Common Share held or Common Share underlying any Intrawest Option held. As at the close of business on September 18, 2006, there were outstanding 49,066,926 Common Shares and Intrawest Options to purchase 2,823,600 Common Shares.

Q:   WHAT VOTE IS REQUIRED TO APPROVE THE ARRANGEMENT RESOLUTIONS?

A: The Arrangement Resolutions must be passed by at least two-thirds of the votes cast at the Meeting, including by at least two-thirds of the votes cast by Shareholders at the Meeting.

Q:   HOW DOES INTRAWEST'S BOARD OF DIRECTORS RECOMMEND THAT I VOTE?

A: The Board has unanimously determined that the Arrangement is in the best interests of Intrawest and is fair to the Shareholders and recommends that Shareholders vote FOR the Arrangement Resolutions. See "The Arrangement -- Recommendation of the Board."

Q:   HOW CAN I VOTE MY COMMON SHARES OR INTRAWEST OPTIONS?

A: You can vote your Common Shares or Intrawest Options by either attending and voting at the Meeting or, if you cannot attend the Meeting, by having your Common Shares or Intrawest Options voted by proxy. The manner in which you exercise your vote of your Common Shares depends on whether you are a Registered or Non-Registered Shareholder:

     - You are a Registered Shareholder if you have a share certificate registered in your name.

     - You are a Non-Registered Shareholder if your Common Shares are registered in the name of an Intermediary (for example, a broker, a trustee, a financial institution or other nominee) or the name of a clearing agency of which the Intermediary is a participant.

     VOTING BY ATTENDING THE MEETING

     If you are a Registered Shareholder (or an Optionholder), you are entitled to attend the Meeting and cast your vote in person.

     If you are a Non-Registered Shareholder, you are entitled to attend the Meeting and cast your vote in person, provided you have submitted a properly executed voting instruction form ("VIF") or proxy, inserting your name in the blank space provided and returning it in the envelope provided. When you arrive at the Meeting, advise the registration staff that you are a proxy appointee. If you have received a voting instruction form, please follow the instructions on the form.

     VOTING BY PROXY OR VOTING INSTRUCTION FORM

     How you vote depends on whether you are a Registered Shareholder (or an Optionholder) or a Non-Registered Shareholder.

     1. VOTING BY PROXY -- REGISTERED SHAREHOLDERS (OR OPTIONHOLDERS)

     To be valid, proxies must be signed, dated and either deposited with the Transfer Agent of Intrawest, CIBC Mellon Trust Company, 1066 West Hastings Street, Suite 1600, The Oceanic Plaza, Vancouver, British Columbia, Canada, V6E 3X1 (Attention: Proxy Department) before 5:00 p.m. (Vancouver time) on Friday, October 13, 2006 or, in the event the Meeting is adjourned or postponed, no later than 48 hours before the date the adjourned Meeting is reconvened or the postponed Meeting is convened (the "PROXY DEPOSIT DEADLINE"). An undated but executed proxy will be deemed to be dated the date of mailing by or on behalf of Intrawest of the enclosed form of proxy. If you hold both Common Shares and Intrawest Options, you must complete and submit both applicable proxy forms.

     2. VOTING BY PROXY -- NON-REGISTERED SHAREHOLDERS

     In accordance with the requirements of Canadian Securities Administrators National Instrument 54-101 -- Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), Intrawest is both directly delivering the Meeting Materials to certain Non-Registered Shareholders and distributing copies of the Meeting Materials to clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to:

     - be given a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of securities beneficially owned by the Non-Registered Shareholder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Shareholder and the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Transfer Agent as described above; or

     - more typically, be given a VIF, which must be completed, signed and returned to the Intermediary by the Non-Registered Shareholder in accordance with the directions on the VIF (which may in some cases permit the completion of the VIF by telephone or Internet).

     There are two kinds of beneficial owners -- those who object to their name being made known to the issuers of securities that they own (called OBOs for "Objecting Beneficial Owners") and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for "Non-Objecting Beneficial Owners"). Intrawest has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a VIF from the Transfer Agent. These VIFs are to be completed and returned to the Transfer Agent in the envelope provided or by facsimile. The Transfer Agent will tabulate the results of the VIFs it receives from NOBOs and will provide appropriate instructions with respect to the Common Shares represented by the VIFs it receives.

     The Meeting Materials are being sent to both Registered and Non-Registered Shareholders. If you are a Non-Registered Shareholder and Intrawest or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Common Shares on your behalf.

     By choosing to send these materials to you directly, Intrawest has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the VIF.

     The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a VIF from the Corporation wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should complete and return the VIF that you should have received, including inserting the Non-Registered Shareholder's (or such other person's) name in the blank space provided. If you are an OBO, you should receive or have already received from your Intermediary either a VIF or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your Intermediary and insert your name in the space provided on the request for voting instructions or proxy form or request a form of legal proxy that will grant you the right to attend the Meeting and vote in person. NON-REGISTERED SHAREHOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS RECEIVED FROM THE CORPORATION OR THEIR INTERMEDIARIES OR SERVICE COMPANIES TO ENSURE THAT THEIR COMMON SHARES ARE VOTED.

Q:   WHO VOTES MY INTRAWEST SECURITIES?

A: Each person named in the enclosed forms of proxy is a director of Intrawest and will represent you at the Meeting. You can appoint some other person to represent you at the Meeting by inserting the name of the person proposed in the blank space provided in the appropriate enclosed form of proxy or by completing another acceptable form of proxy. Such other person need not be a Securityholder. If you are not an individual, you must have the proxy executed by a duly authorized officer or properly appointed attorney. Securityholders who require assistance in completing their proxy or proxies should contact Georgeson toll-free at 1-866-390-5292.

Q:   HOW WILL MY SECURITIES BE VOTED IF I RETURN A PROXY?

A: By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Securities on each item of business on which you are entitled to vote, according to your instructions. IF THERE ARE NO INSTRUCTIONS WITH RESPECT TO YOUR PROXY, YOUR SECURITIES WILL BE VOTED FOR THE ARRANGEMENT RESOLUTIONS.

     The person you appoint to vote on your behalf may vote as he or she sees fit on any amendment or variation to any of the matters identified in the Notice of Special Meeting and any other matters that may properly be brought before the Meeting. As of September 19, 2006, neither the Board nor management of Intrawest is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

Q:   MAY I REVOKE A PROXY?

A: Yes, if you are a Registered Shareholder or Optionholder and have submitted a proxy, you may revoke it by delivering a duly executed proxy with a later date or a form of revocation of proxy or other instrument in writing signed by you or by your attorney authorized in writing (or if you are a corporation, by a duly authorized officer or attorney). These instruments can be delivered to the Transfer Agent up to 5:00 p.m. (Vancouver time) on October 16, 2006, or if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Vancouver time) on the Business Day preceding the date of the reconvened Meeting.

     Alternatively, you may revoke your proxy and vote in person, by delivering a form of revocation of proxy or a signed instrument in writing to the chair of the Meeting at the Meeting or any adjournment or postponement thereof. You may also revoke your proxy in any other manner permitted by law.

     Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their Intermediaries to change the vote and, if necessary, revoke their proxy.

Q: IN ADDITION TO THE APPROVAL OF SECURITYHOLDERS, ARE THERE ANY OTHER APPROVALS REQUIRED FOR THE ARRANGEMENT?

A: Yes, the Arrangement requires the approval of the Court and is also subject to the receipt of certain anti-trust, competition and other regulatory approvals in Canada and the U.S.

Q: WILL THE COMMON SHARES CONTINUE TO BE LISTED ON THE NYSE AND THE TSX AFTER THE ARRANGEMENT?

A: No. The Common Shares will be owned by Acquisitionco and will be delisted from the NYSE and the TSX soon after the Arrangement is completed.

Q:   IF I AM A REGISTERED SHAREHOLDER, SHOULD I SEND MY SHARE CERTIFICATES NOW?

A: If you are a Registered Shareholder, you are not required to send your certificates representing Common Shares to cast your vote validly in respect of the Arrangement Resolutions. However, you are encouraged to complete, sign, date and return the enclosed Common Share Letter of Transmittal so that, if the proposed Arrangement is approved, payment for your Common Shares can be sent to you as soon as possible following the implementation of the Arrangement. An Option Letter of Transmittal will be sent to Optionholders separately and Optionholders are also encouraged to promptly complete and return such Letter of Transmittal.

     The payments to be made under the Arrangement may be reduced by the amount of any withholding tax required to be deducted and withheld under applicable Laws.

     Interest will not accrue or be payable by Acquisitionco, Parent, Intrawest or the Transfer Agent to holders of Common Shares (other than Dissenting Shareholders) or Intrawest Options in respect of consideration payable under the Arrangement, regardless of any delay in making such payment.

     Any use of the mail to transmit certificates for Common Shares or Letters of Transmittal is at the risk of the relevant Securityholder. If these documents are mailed, it is recommended that registered mail be used, with a return receipt requested and with proper insurance obtained.

Q:   WHAT IF OWNERSHIP OF SECURITIES HAS BEEN TRANSFERRED AFTER SEPTEMBER 18,
     2006?

A: Only persons on the list of Registered Shareholders and Optionholders prepared by or on behalf of Intrawest as of the close of business on September 18, 2006 are entitled to vote at the Meeting. However, all Registered Shareholders and Optionholders at the Effective Time will participate in the Arrangement.

Q:   HOW WILL THE VOTES BE COUNTED?

A: The Transfer Agent counts the proxies, in order to ensure unbiased counting.

Q:   WHEN WILL THE ARRANGEMENT BE IMPLEMENTED?

A: Intrawest, Acquisitionco and Parent will implement the Arrangement when all of the conditions to closing have been satisfied or waived (where permitted), but in any event not earlier than October 24, 2006. The closing is currently expected to occur later in October 2006. Because the Arrangement is subject to a number of conditions, some of which are beyond Intrawest's and Acquisitionco's control, the exact timing of implementation of the Arrangement cannot be predicted.

Q: WHEN CAN I EXPECT TO RECEIVE CONSIDERATION FOR MY COMMON SHARES AND INTRAWEST OPTIONS?

A: If you hold your Common Shares through a broker, trustee, financial institution or other nominee, your broker or other nominee will surrender your Common Shares in exchange for your portion of the consideration following completion of the Arrangement. As soon as practicable after the completion of the Arrangement and the receipt by the Depositary (i) from a Registered Shareholder of a properly completed Common Share Letter of Transmittal together with your certificates representing Common Shares, or
     (ii) from an Optionholder of a properly completed Option Letter of Transmittal, and all other required documents, the Depositary will pay to you your portion of the Arrangement payment.

Q:   AM I ENTITLED TO DISSENT?

A: Only Registered Shareholders may exercise Dissent Rights. Pursuant to the Interim Order, Registered Shareholders have a right to dissent in respect of the Arrangement Resolutions. Registered Shareholders who properly exercise their Dissent Rights will be entitled to be paid by Acquisitionco the fair value of their Common Shares. This amount may be the same as, more than or less than the $35.00 in cash per Common Share offered under the Arrangement. If you wish to dissent, you must provide written notice to Intrawest at or before 5:00 p.m. (Vancouver time) on October 16, 2006 (or on the day that is one Business Day immediately preceding any adjourned or postponed Meeting) in the manner described under the heading "Dissenting Shareholders' Rights." It is important that you comply strictly with this requirement, otherwise your Dissent

     Rights may not be recognized. You must also comply strictly with the other requirements of the dissent procedure.

Q:   WHAT ARE THE TAX CONSEQUENCES OF THE ARRANGEMENT TO ME?

A: Your receipt of the consideration under the Arrangement in exchange for your Securities will be a taxable transaction. For further information on certain tax consequences of the Arrangement for Shareholders, see "Certain Tax Considerations for Shareholders." Your tax consequences will depend on your particular situation. You should consult your own tax advisor for a full understanding of the applicable federal, provincial, state, local, foreign and other tax consequences to you resulting from the Arrangement. Optionholders should consult their own tax advisors with respect to the tax consequences of the Arrangement having regard to their own particular circumstances.

Q:   WHO CAN I CONTACT IF I HAVE QUESTIONS?

A: Securityholders who have additional questions about the Arrangement, including the procedures for voting, should contact Georgeson toll-free at 1-866-390-5292. Securityholders who have questions about deciding how to vote should contact their professional advisors.

                                THE ARRANGEMENT

BACKGROUND TO THE ARRANGEMENT AGREEMENT

     The Arrangement Agreement is the result of arm's length negotiations between representatives of Intrawest and Fortress and their respective advisors. The following is a summary of the events leading up to the negotiation of the Arrangement Agreement and the meetings, negotiations, discussions and actions between the parties that preceded the execution and public announcement of the Arrangement Agreement.

  REVIEW OF STRATEGIC OPTIONS

     Management of Intrawest and the Board regularly review the strategic alternatives available to Intrawest to maximize shareholder value. In connection with its review, management and the Board have considered how best to align Intrawest's leisure and travel business and its resort-focused real estate development and sales business. In 2004, in connection with such review, Intrawest management consulted with a number of investment banking firms, including Goldman Sachs, regarding possible shareholder value maximization alternatives. In addition, from time to time in recent years management of Intrawest has been informally approached by a number of parties indicating that, if Intrawest were to entertain proposals for business combinations, such parties would be interested in discussing potential transactions. At various Board meetings in 2004 and 2005 a number of investment banking firms, as well as Intrawest management, made presentations or reported to the Board regarding possible strategic alternatives for Intrawest. Over the course of these meetings, the Board reviewed management's assessment of Intrawest's current position, including Intrawest's strategic plans, financial results and prospects and the risks inherent in the businesses conducted by Intrawest

     At a regularly scheduled meeting of the Board on February 6, 2006, the Board received a presentation from Goldman Sachs which included preliminary advice regarding strategic alternatives available to Intrawest, including approaching potentially interested parties in relation to a possible merger or acquisition transaction, or sale of significant assets of Intrawest, internal reorganizations and leveraging transactions involving a return of capital and possible strategic alliances or similar transactions. On February 24, 2006, Intrawest formally engaged Goldman Sachs to assist Intrawest with its review of strategic alternatives. At a Board meeting held on February 27, 2006, at which certain members of Intrawest management were present, the Board considered generally various possible strategic alternatives that Intrawest could pursue to maximize the value of Intrawest for its Shareholders, including a capital structure review, strategic partnerships and business combinations. The Board determined that Intrawest should publicly announce that it was initiating a review of strategic options, prepare a confidential information memorandum which could be delivered to interested parties and open a data room to facilitate a review on a confidential basis of documents and information by interested parties. On February 28, 2006, Intrawest issued a news release announcing that it had initiated a review of strategic options available to Intrawest for enhancing shareholder value.

     Following the February 28, 2006 news release, Intrawest, in consultation with Goldman Sachs, prepared a confidential information memorandum for parties interested in acquiring Intrawest or one of its significant business units, or pursuing a strategic alliance or other similar transaction. In addition, Intrawest began to assemble information that could be reviewed by interested parties. Commencing in March 2006, Goldman Sachs approached a broad range of potentially interested strategic and financial purchasers. Between February 28, 2006 and May 8, 2006, Goldman Sachs contacted approximately 100 parties that might be interested in acquiring Intrawest or one of its significant business units.

     Intrawest entered into confidentiality and standstill agreements with 65 parties and a confidential information memorandum was sent to all such parties.

     During this period, Goldman Sachs, with the assistance of Intrawest management, held meetings and communicated with the third parties that had entered into confidentiality and standstill agreements with Intrawest. Commencing April 15, 2006, some of those parties were given access to the Intrawest data room which was supplemented from time to time until August 10, 2006 with additional documents and confidential information relating to the business, operations and plans of Intrawest.

     At meetings of the Board held on March 6, 2006 and March 20, 2006, the Board was updated by Intrawest management with respect to Goldman Sachs' progress in contacting and canvassing potentially interested parties and the discussions with such parties.

     On or about April 28, 2006, Goldman Sachs, on behalf of Intrawest, requested some of the parties that had entered into confidentiality and standstill agreements and had received the confidential information memorandum to submit non-binding proposals for a transaction involving Intrawest. These parties were provided with access to additional information and documents in the Intrawest data room. In response to this request, Goldman Sachs received multiple expressions of interest from interested parties regarding transactions involving all of the Common Shares and various proposals to acquire one or more of Intrawest's assets or business units.

     In March 2006, Intrawest had also engaged Capital West Partners to provide advice in relation to the strategic review process. The Board held a meeting on May 8, 2006 at which representatives of Goldman Sachs and Capital West Partners, as well as certain members of Intrawest management, were present. At the meeting, Intrawest management and Goldman Sachs reported to the Board regarding the status of the communications Goldman Sachs was having with interested parties on behalf of Intrawest. Goldman Sachs made a presentation, and management made recommendations, to the Board as to the next steps in relation to the review of strategic options. The Board also discussed possible internal restructuring and reorganization alternatives.

     Based on the review and recommendations by Goldman Sachs and management's assessment of the expressions of interest received by Goldman Sachs, commencing May 15, 2006, Intrawest provided some of the interested parties with access to more detailed due diligence material. During the period between May 18, 2006 and June 7, 2006, some of the parties that had expressed an interest in a transaction involving Intrawest received detailed presentations from Intrawest's management, including presentations from senior management of each of Intrawest's principal business units. Representatives of Goldman Sachs also participated in, and representatives of Capital West Partners were present during some of, the management presentations. Gordon MacDougall, Lead Director of Intrawest, was also present at one of these presentations at the request of the Board. During these presentations, and through access to the Intrawest data room and otherwise, Intrawest presented the interested parties with detailed information regarding its operations and significant additional due diligence materials. Goldman Sachs regularly reported between Board meetings to Intrawest management and Mr. MacDougall concerning the progress of talks with interested parties.

     On or about June 2, 2006, Goldman Sachs, on behalf of Intrawest, requested some of the parties that had expressed an interest in a transaction with Intrawest to provide more definitive written proposals. The request for more definitive proposals set out, among other things, certain terms and conditions that Intrawest required to be included in any proposal.

     At a meeting of the Board held on June 9, 2006, the Board formed a Special Committee consisting of Gordon MacDougall, David King, Marti Morfitt, Paul Novelly and Bernard Roy to assist the Board in connection with the strategic review, to oversee and review the process being undertaken by Intrawest and its financial advisors and to consider and review alternatives to a sale of Intrawest. The mandate of the Special Committee included authority to engage independent legal counsel and financial advisors. At the end of the June 9, 2006 Board meeting the Special Committee met, considered various law firms that might advise it and determined to engage Farris, Vaughn, Wills & Murphy LLP as independent legal counsel to the Special Committee.

     On June 14, 2006, the Special Committee held its initial full meeting without any members of Intrawest management present. The Special Committee discussed its mandate. At the invitation of the Special Committee, a representative of Goldman Sachs joined the meeting to describe the process that Goldman Sachs was undertaking on behalf of Intrawest and the discussions that were taking place with various interested parties. Mr. MacDougall was appointed Chair of the Special Committee. At its meeting held on September 11, 2006, the Board approved the payment of a fee of $20,000 to each member of the Special Committee for his or her services as such, other than to Mr. MacDougall, as Chair of the Special Committee, for whom the payment of a fee of $35,000 was approved.

     On June 26, 2006, the Board held a meeting to provide directors with an update regarding the strategic review process. Representatives of management, Goldman Sachs, Capital West Partners and legal counsel to Intrawest and the Special Committee also attended the meeting. Intrawest management and Goldman Sachs provided an update regarding the status of discussions that were taking place with various interested parties. In addition, Goldman Sachs reported that it had provided these parties with a draft form of an arrangement agreement prepared by McCarthy Tetrault LLP, Intrawest's legal counsel, and invited each potential bidder to submit a mark-up of the arrangement agreement with its indicative offer to reflect the terms on which the bidder would be prepared to proceed with an acquisition transaction. The draft form of arrangement agreement set forth customary representations, warranties, covenants (including non-solicitation and "fiduciary out" provisions), closing conditions and termination rights and remedies, but did not include pricing terms or termination fee thresholds.

     In response to this invitation, on or about July 13, 2006, Goldman Sachs received several indications of interest with respect to various transactions, including one from Fortress.

     On July 13, 2006, the Board met again with management to receive information regarding the strategic review process and the status of the proposals that Intrawest had received from the third parties potentially interested in a transaction involving all of the shares of Intrawest, or one of its principal business units. At this meeting, the Board reviewed the further steps that it would take in its consideration of the strategic review process and the proposals that might be received.

     On July 17, 2006 and July 18, 2006, the Board met to review and consider the offers received and other strategic alternatives potentially available to provide value to Shareholders. Representatives of Capital West Partners, McCarthy Tetrault LLP and Farris, Vaughn, Wills & Murphy LLP were also present at these meetings, and representatives of Goldman Sachs were present for portions of the meetings. Goldman Sachs provided a summary of the financial terms and an assessment of each of the offers received, including whether financing would likely be available for the proposed transaction and conditions applicable to the proposal.

     At this meeting management delivered to the Board the presentations that had been made to the third parties who had made proposals to Intrawest. These presentations included a review and analysis of the business, the results of operations and the prospects for the business. During the course of the presentations, senior management responded to questions asked by members of the Board.

     At this meeting the Board also received a presentation and detailed analysis from Intrawest management regarding other strategic alternatives that Intrawest could potentially pursue, including a possible sale by Intrawest of only its real estate assets. The Board also had considerable discussion regarding the proposal from Fortress and the strategy for negotiation of the terms of its proposal, including the proposed price. After considering and evaluating the proposals received, in conjunction with advice from Goldman Sachs and Capital West Partners about the terms of the proposal received from Fortress, and from legal counsel for Intrawest and the Special Committee, the Board concluded that, subject to discussion and negotiation with Fortress regarding certain terms of its proposal, including confirmation that the financing required by Fortress to complete the proposed transaction was available to it, the proposal received from Fortress was significantly more favourable to Intrawest than the proposals received from the other interested parties. The Board authorized Goldman Sachs, together with the Chair of the Special Committee, to contact Fortress to seek clarification regarding certain terms and issues relating to the Fortress proposal, including the financing for the proposal, and authorized Intrawest management and legal counsel to proceed with negotiations with Fortress for the transaction being proposed by Fortress, which would include extensive additional due diligence and negotiation of the definitive terms and conditions of the Arrangement Agreement. At the same time, the Board authorized and instructed management of Intrawest to continue working on alternatives Intrawest could pursue to maximize value for Shareholders.

     On July 20, 2006, the Chair of the Special Committee, together with representatives of Goldman Sachs, contacted Mr. Wesley R. Edens, the Chief Executive Officer of Fortress, to discuss the proposal made by Fortress.

     On July 21, 2006, the Board held a meeting to review the progress of the strategic review process and the discussions with Fortress. Representatives of Intrawest management, legal counsel to Intrawest and legal counsel to the Special Committee also attended the meeting.

     During the period between July 18, 2006 and August 10, 2006, Fortress and its advisors continued their due diligence investigations of Intrawest and its business, including reviewing public and non-public documents, meetings with various members of Intrawest management and visiting Intrawest's head office in Vancouver, British Columbia and various Intrawest resorts, facilities and development projects in Canada, the United States and elsewhere. Concurrently, discussions continued on legal documentation in relation to the transaction.

     On July 28, 2006, the Board held a meeting at which representatives of management, Capital West Partners and legal counsel to the Special Committee were present. The meeting was primarily held to discuss the strategic alternatives to a sale of Intrawest being considered by Intrawest management. Management reviewed financial considerations relating to the sale of Intrawest's real estate assets or continuing with the business operating as a single entity. The Board discussed, among other matters, the risks and benefits of the strategic alternatives presented by management compared to the entire company transaction then under discussion with Fortress, and compared the entire company transaction with the values that might be anticipated to be obtained for Shareholders in connection with the strategic alternatives. Management also reviewed the risks and opportunities relating to maintaining the status quo and the strategic alternatives, and responded to questions from members of the Board.

     On July 31, 2006, the Special Committee met with its legal counsel and General Counsel for Intrawest. General Counsel for Intrawest provided an update to the Special Committee regarding the status of the negotiations with Fortress in relation to the Arrangement Agreement and issues that were being negotiated. The Special Committee confirmed the formal engagement of Capital West Partners to provide advice regarding the transaction being proposed by Fortress and the strategic alternatives developed by management.

  APPROVAL OF THE ARRANGEMENT AGREEMENT

     On August 4, 2006, the Special Committee met to review a presentation by Capital West Partners. Also present, by invitation, were the other members of the Board, legal counsel to the Special Committee, legal counsel to Intrawest and certain members of Intrawest management. Representatives of Capital West Partners made a presentation summarizing its analysis regarding the transaction proposed by Fortress, the process undertaken by Goldman Sachs and management of Intrawest, and the alternative strategies developed by management. Legal counsel to Intrawest summarized the principal terms of the Arrangement Agreement and the issues remaining subject to negotiation, and members of the Special Committee and other Board members were provided an opportunity to question counsel and Intrawest management on the definitive terms of the Arrangement Agreement as well as the issues being negotiated. Legal counsel to Intrawest and legal counsel to the Special Committee provided advice to the directors regarding the duties and responsibilities of the Board in considering and deliberating on the Arrangement Agreement.

     On August 7, 2006, the Board met to consider further the proposal received from Fortress and the negotiations regarding the terms and conditions of the Arrangement Agreement. The Board received a briefing from legal counsel and Intrawest management on the status of the negotiations with Fortress. Goldman Sachs, Capital West Partners and legal counsel for Intrawest and legal counsel for the Special Committee provided advice to the Board regarding the proposed transaction and issues that remained subject to negotiation.

     On August 9, 2006, the Board met to consider further the proposal received from Fortress and the negotiations regarding the terms and conditions of the Arrangement Agreement. The Board again received a briefing from legal counsel and Intrawest management on the terms and conditions of the Arrangement Agreement and the status of the negotiations with Parent and Acquisitionco. Drafts of the Equity Commitment Letter and the Commitment Letter had been received and were being reviewed by management and the advisors to Intrawest. Goldman Sachs, Capital West Partners and legal counsel to Intrawest and legal counsel to the Special Committee provided advice to the Board regarding the proposed transaction and issues remaining subject to negotiation, including the amount of the termination fee. Goldman Sachs reviewed and analyzed, among other matters, the financial aspects of the proposed transaction with Fortress. Goldman Sachs delivered to the Board its oral opinion, subsequently confirmed by delivery of the written opinion dated August 10, 2006, to the effect that, as of the date of its opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Shareholders pursuant to the Arrangement Agreement, being $35.00 in cash per Common Share, was fair from a financial point of view to such Shareholders. During the presentation and rendering of their opinion, representatives of Goldman Sachs responded to questions from members of the Board confirming or clarifying their understanding of the opinion of and the analysis performed by Goldman Sachs.

     Following further discussion and deliberation, the Board concluded that the Arrangement was in the best interests of Intrawest and fair to the holders of Common Shares and authorized the execution and delivery of the Arrangement Agreement. In determining whether to approve the Arrangement, the Board considered, among other things, the advice received from the legal counsel to Intrawest, legal counsel to the Special Committee and Intrawest's financial advisors, the Fairness Opinion and the other factors set forth herein and the reasons for the Arrangement as set forth under "Reasons for the Arrangement."

     On August 9, 2006 and August 10, 2006, legal counsel to Intrawest and legal counsel to the Special Committee and Fortress continued to negotiate the terms and conditions of the Arrangement Agreement.

     The Lead Director, the Chairman and Chief Executive Officer and the President and Chief Operating Officer of Intrawest met on August 10, 2006 to approve changes to the Arrangement Agreement, including the insertion of the $35.00 share consideration and amount of $60 million as the amount of the termination fee payable in certain events under the Arrangement Agreement.

  EQUITY AND DEBT COMMITMENT LETTERS

     On or about August 9, 2006, Intrawest management and legal counsel to Intrawest received and reviewed drafts of the Equity Commitment Letter and the Commitment Letter in order to determine whether and on what terms the financing required to complete the Arrangement would be available to Parent and Acquisitionco and requested certain changes to such commitment letters that became the subject of negotiation. On August 10, 2006, Fortress delivered to Intrawest executed copies of the Equity Commitment Letter and the Commitment Letter which, collectively, provide for the advance, on fulfilment of the terms and subject to the conditions contained therein, of the funds necessary for the completion of the Arrangement.

  EXECUTION AND DELIVERY OF THE ARRANGEMENT AGREEMENT

     The Arrangement Agreement was executed and delivered by the parties on August 10, 2006. Prior to the opening of trading in the Common Shares on August 11, 2006, a joint news release was issued by Intrawest and Fortress announcing the proposed Arrangement and the execution of the Arrangement Agreement.

RECOMMENDATION OF THE BOARD

     THE BOARD HAS UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF INTRAWEST AND THE SHAREHOLDERS AND IS FAIR TO SHAREHOLDERS. ACCORDINGLY, THE BOARD HAS APPROVED THE ARRANGEMENT AND UNANIMOUSLY RECOMMENDS THAT THE SECURITYHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTIONS.

REASONS FOR THE ARRANGEMENT

     In reaching its decision to approve the Arrangement Agreement and to recommend to Securityholders that they vote for the Arrangement Resolutions, the Board consulted with management of Intrawest and obtained advice from the financial and legal advisors to Intrawest and the Special Committee. The Board carefully considered all aspects of the Arrangement Agreement and the Arrangement and considered a number of factors in concluding that the Arrangement is in the best interests of Intrawest and is fair to Shareholders, including the following:

     - the price to be paid for each Common Share under the Arrangement represents a substantial premium to the historic trading prices for the Common Shares including (i) a premium of approximately 20% over $29.12 per share, being the closing trading price of the Common Shares on the NYSE on February 27, 2006, the last trading day on the NYSE prior to Intrawest's public announcement of its intention to review its strategic options, and (ii) a premium of approximately 32% over $26.51 per share, being the closing trading price of the Common Shares on the NYSE on August 10, 2006, the last trading day on the NYSE prior to the public announcement of the proposed Arrangement;

     - the fact that the Arrangement is the result of a publicly disclosed strategic review process conducted by Intrawest over a six-month period, that included an extensive investigation of third-party interest in transactions with Intrawest (in which over 100 potential strategic partners or financial buyers were contacted, of which 65 entered into confidentiality and standstill agreements with Intrawest and many of which made proposals to acquire Intrawest or one of its principal business units), as well as initiatives that Intrawest itself could undertake;

     - the determination by the Board that the Arrangement is superior to all other proposals received by Intrawest pursuant to the strategic review process and is superior to the other possible strategic alternatives developed by Intrawest management to maximize shareholder value;

     - the Fairness Opinion to the Board to the effect that, as of the date of the opinion and based on and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Shareholders pursuant to the Arrangement Agreement was fair from a financial point of view to such Shareholders. See "The Arrangement -- Fairness Opinion";

     - the advice received by the Board from Capital West Partners regarding the process undertaken by Goldman Sachs and management of Intrawest in the solicitation of proposals for the sale of the Corporation or its principal business units, the Arrangement and the range of values that might be attached to the other possible strategic alternatives developed by Intrawest management;

     - the financial aspects of the Arrangement including the facts that the consideration to be received by the Securityholders is to be paid in cash, that the obligations of Acquisitionco and Parent under the Arrangement Agreement are not subject to a financing condition and that the Equity Commitment Letter and the Commitment Letter, which contain only limited customary conditions, should, subject to the terms thereof, provide Acquisitionco with sufficient resources to finance the transactions contemplated under the Arrangement Agreement;

     - the evaluation by the Board of other possible strategic alternatives to maximize shareholder value, and the perceived risks to Intrawest (many of which are beyond Intrawest's control) associated with achieving any of these strategic alternatives and the Board's conclusion that none of these alternatives was reasonably likely to present superior opportunities for Intrawest, or reasonably likely to create greater value for Shareholders at this time than the Arrangement;

     - the potential disadvantages of a sale of a principal business unit of Intrawest compared to the sale of the entire company, including the additional time that would likely be required to complete the sale of a significant business unit, the potential tax liabilities to Intrawest of such a transaction, the complexity of separating the significant business units of Intrawest and the loss of synergies from operating these business units together;

     - the terms and conditions of the Arrangement Agreement that allow Intrawest, upon compliance with the conditions of the Arrangement Agreement, to furnish information and to conduct negotiations with other third parties making an unsolicited proposal to purchase all of the Common Shares or substantially all of the assets of Intrawest, to change its recommendation to the Intrawest Securityholders in certain circumstances and to terminate the Arrangement Agreement to enter into a Superior Proposal (subject to payment of the Termination Fee);

     - the Board's determination that both the Termination Fee and the circumstances under which it is payable and the requirement to reimburse Parent and Acquisitionco for certain expenses up to a limit of $10 million (including in the circumstances where the Securityholders fail to approve the Arrangement Resolutions) are reasonable in the light of the benefits of the Arrangement Agreement, the process conducted by Intrawest that resulted in the Arrangement Agreement and commercial practice;

     - the reasonableness of the terms and conditions of the Arrangement Agreement, including the representations, warranties and covenants of Intrawest, and Parent and Acquisitionco, the reasonable restrictions on the conduct of Intrawest's business until completion of the Arrangement and the conditions to the respective obligations of the parties, the fact that they were the product of extensive negotiations between Intrawest and its advisors (including legal counsel to Intrawest and legal counsel to the Special Committee) and Parent and Acquisitionco and their advisors, including negotiation of the events potentially triggering the Termination Fee and the reduction of the termination fee amount proposed by Fortress;

     - the Board's determination, based on certain factors including advice from Goldman Sachs as to its familiarity with Fortress and the Fortress Funds and their financial position, as to the commitment and ability of Acquisitionco and Parent to close the transactions contemplated by the Arrangement and the likelihood of completion of the Arrangement, considering the totality of the terms of the Arrangement Agreement, including the absence of significant closing conditions other than approval by Intrawest Securityholders of the Arrangement Resolutions, obtaining of Appropriate Regulatory Approvals and other customary closing conditions;

     - the fact that the Arrangement Resolutions must, subject to the approval of the Court, be approved by not less than two-thirds of the votes cast on the Arrangement Resolutions by Securityholders present in person or represented by proxy at the Meeting and entitled to vote (including by two-thirds of the votes cast on the Arrangement Resolutions by Shareholders present in person or represented by proxy at the Meeting and entitled to vote) and the fact that, if a higher offer is made to Shareholders prior to the Meeting, Intrawest Securityholders are free to support such a higher offer and vote against the Arrangement Resolutions (subject to the payment by Intrawest of a termination fee in certain circumstances);

     - the Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders; and

     - the right that will be provided to Registered Shareholders to dissent and apply to Court to have the Court determine the fair value of their Common Shares.

     The Board also considered a number of potential adverse factors relating to the Arrangement, including:

     - the risks to Intrawest if the Arrangement is not completed, in a timely manner or at all, including the costs to Intrawest in pursuing the Arrangement and the required devotion of significant management time and attention to implementing the Arrangement, the diversion of management attention away from the conduct of Intrawest's business in the ordinary course, the uncertainty that might result in Intrawest's strategic partners, lenders and others delaying or deferring decisions concerning Intrawest, and the uncertainty that current and prospective Intrawest employees may experience concerning their future roles with Intrawest following successful completion of the Arrangement, which may adversely affect Intrawest's ability to attract or retain key management and other personnel;

     - the fact that Parent and Acquisitionco are both newly formed entities with limited assets and the rights of Intrawest in the event of any failure by Parent or Acquisitionco to perform may be limited to Intrawest seeking, as a third-party beneficiary, to exercise rights and remedies against the Fortress Funds to enforce the Equity Commitment Letter;

     - if the Arrangement Agreement is terminated and the Board decides to seek another acquisition transaction, there can be no assurance that Intrawest will be able to find a party willing to pay an equivalent or more attractive price than the consideration to be paid under the Arrangement or that Shareholders would be able to receive cash or other consideration for their Common Shares equal to or greater than the consideration payable under the Arrangement in any other future transaction that Intrawest may effect;

     - the fact that the Arrangement will be a taxable transaction to Shareholders and, as a result, taxes generally required to be paid on any gains that result from receipt of the consideration in the Arrangement will be accelerated; and

     - the limitations contained in the Arrangement Agreement on Intrawest's ability to solicit additional interest from third parties, and Acquisitionco's right to match a Superior Proposal, may discourage other parties from offering to acquire the Common Shares, even if those other parties might be willing to offer greater value than the consideration under the Arrangement, as well as the requirement to pay the Termination Fee to Parent in order to accept a Superior Proposal and the requirement to reimburse Parent for certain expenses, as described in "Other Terms of the Arrangement Agreement -- Termination Fees" and "Other Terms of the Arrangement Agreement -- Expense Reimbursement."

     In reaching its determination, the Board also considered and evaluated, among other things:

     -  current industry, economic and market conditions and trends; and

     - the fact that some of Intrawest's directors and officers have interests in the Arrangement and may have circumstances that are different from, or in addition to, those of Intrawest Securityholders generally, as described under "The Arrangement -- Interests of Senior Management and Others in the Arrangement."

     The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but summarizes the material factors considered by the Board. The Board collectively reached its unanimous decision with respect to the Arrangement in light of the factors described above and other factors that each Board member considered were appropriate. In reaching its determination to approve and recommend the Arrangement, the Board did not find it useful or practicable to, and did not, quantify, rank or otherwise attempt to make any specific assessments of or otherwise assign any relative or specific weight to the factors that were considered. The Board's determination and recommendation were made after consideration of all of the factors relating to the Arrangement and in light of their own knowledge of the business, financial condition and prospects of Intrawest and were based upon the advice of the financial and legal advisors to Intrawest and the Special Committee. Individual directors may have assigned or given different weights to different factors. The Board was, however, unanimous in its determination that the Arrangement be approved and in its recommendation that the Securityholders vote FOR the Arrangement Resolutions.

FAIRNESS OPINION

     Goldman Sachs was retained to act as financial advisor to Intrawest in connection with, among other things, a potential sale of Intrawest.

     At the meeting of the Board on August 9, 2006, Goldman Sachs orally delivered its Fairness Opinion to the Board (subsequently confirmed in writing on August 10, 2006) that, as of the date of the opinion and based on and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Shareholders pursuant to the Arrangement Agreement was fair from a financial point of view to such Shareholders.

     The Fairness Opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available with respect to Intrawest or Intrawest's underlying business decision to effect the Arrangement. The Fairness Opinion does not address any terms of the Arrangement Agreement or the Plan of Arrangement, except as specifically set forth in the Fairness Opinion.

     In connection with the Fairness Opinion, Goldman Sachs, among other things:
(i) reviewed certain publicly available business and historical financial and other information relating to Intrawest; (ii) reviewed certain internal financial analyses and forecasts for Intrawest prepared by management of Intrawest; (iii) held discussions with members of the senior management of Intrawest regarding their assessment of the past and current business operations, financial condition and future prospects of Intrawest; (iv) reviewed the reported price and trading activity for the Common Shares; (v) compared certain financial and stock market information for Intrawest with similar information for certain other companies the securities of which are publicly traded; (vi) reviewed the financial terms of certain recent business combinations in the lodging and leisure industry specifically and in other industries generally; and (vii) performed such other studies and analyses, and considered such other factors, as it deemed necessary or appropriate.

     The full text of the Fairness Opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the review undertaken by Goldman Sachs in rendering its opinion, is attached as Appendix D to this Circular. The Fairness Opinion was provided for the information and assistance of the Board in connection with its consideration of the Arrangement. Such opinion does not constitute a recommendation to any Securityholder as to how such Securityholder should vote with respect to the Arrangement. Securityholders are urged to read the Fairness Opinion in its entirety. The summary of this opinion described in this Circular is qualified in its entirety by reference to the full text of such opinion.

     Goldman Sachs has acted as financial advisor to Intrawest in connection with the Arrangement and will receive a fee for its services that is contingent upon the completion of the Arrangement. Intrawest has also agreed to reimburse Goldman Sachs' expenses and to indemnify Goldman Sachs and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under securities legislation. In addition, Goldman Sachs has provided, and currently provides, certain investment banking services to Intrawest and Fortress and its affiliates and portfolio companies for which Goldman Sachs has received, and may in the future receive, compensation. In the ordinary course of business, Goldman Sachs and its affiliates may hold or trade, for their own accounts and for the accounts of their customers, securities of Intrawest and the portfolio companies and affiliates of Fortress and, accordingly, may at any time hold a long or short position in such securities.

REQUIRED SECURITYHOLDER APPROVAL

     At the Meeting, Securityholders will be asked to vote to approve the Arrangement Resolutions. The approval of the Arrangement Resolutions will require the affirmative vote of at least two-thirds of the votes cast by Securityholders present in person or represented by proxy at the Meeting, provided that as part of such approval the Arrangement Resolutions are approved by at least two-thirds of the votes cast on the Arrangement Resolutions by Shareholders present in person or represented by proxy at the Meeting. In addition, the Arrangement Resolutions will require the affirmative vote of at least a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting, excluding the votes attached to Common Shares that are beneficially owned or over which control or direction is exercised by Joe S. Houssian, Intrawest's Chairman and Chief Executive Officer. The Arrangement Resolutions must be passed by the requisite two-thirds and simple majority in order for Intrawest to seek the Final Order and implement the Arrangement in accordance with the Final Order. Notwithstanding the approval by Securityholders of the Arrangement Resolutions, Intrawest reserves the right not to proceed with the Arrangement subject to the terms of the Arrangement Agreement.

ARRANGEMENT MECHANICS

     The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix C to this Circular. Upon the Arrangement becoming effective, the following transactions, among others, will occur and will be deemed to occur in the order and at the times set out in the Plan of Arrangement:

     - Intrawest has currently outstanding an aggregate principal amount of Cdn. $125,000,000 of 6.875% Notes and $575,000,000 of 7.50% Notes, which
        Acquisitionco intends to offer to acquire immediately prior to the Effective Time. See "The Arrangement -- Notes Offers." Under the Plan of Arrangement, Acquisitionco will be deemed to have entered into an agreement with Intrawest pursuant to which Acquisitionco will transfer or cause to be transferred to Intrawest those Intrawest Notes, if any, then owned by it or any of its subsidiaries and acquired pursuant to an offer made to all holders of each of the 6.875% Notes and the 7.50% Notes at substantially the same price as Acquisitionco or any of its subsidiaries paid for such Notes (the "PURCHASE AMOUNT"), and the Intrawest Notes that are thereby transferred to Intrawest by Acquisitionco will be treated as having been repaid and will be immediately cancelled at such time, in each case without further act or formality. Intrawest may, in full and absolute satisfaction of the Purchase Amount, pay the Purchase Amount through the issuance of a demand promissory note;

     - all of the Intrawest Options granted and outstanding immediately prior to the Effective Time will, without any further action on behalf of any holder of Intrawest Options, be transferred by the holders thereof to Intrawest without any act or formality on its or their part in exchange for a cash amount payable to each holder thereof equal to the excess, if any, of (a) the product of the number of Common Shares underlying Intrawest Options held by the holder and $35.00, less (b) the aggregate exercise price payable under such Intrawest Options by the holder to acquire the Common Shares underlying such Intrawest Options (or, if the exercise price of such Intrawest Options under the terms of such Intrawest Options is expressed in Canadian currency, the U.S. dollar equivalent of such exercise price determined by using the Exchange Rate for U.S. dollars), net of applicable withholdings;

     - with respect to each Intrawest Option, the holder thereof will cease to be the holder of such Intrawest Option, will cease to have any rights as a holder in respect of such Intrawest Option or under the Intrawest Stock Option Plan and the holder's name will be removed from the registers of Intrawest Options with respect to such Intrawest Option;

     -  the Intrawest Stock Option Plan will be cancelled;

     - all Common Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have exercised Dissent Rights and not withdrawn their notice of dissent will be deemed to have been transferred to Acquisitionco and such holders will cease to have any rights as Shareholders other than the right to be paid the fair value of their Common Shares;

     - all Common Shares outstanding immediately prior to the Effective Time, other than Common Shares held by a Dissenting Shareholder who is entitled to be paid the fair value of its Common Shares, will be and be deemed to be transferred by the Shareholders to Acquisitionco, free and clear of any Liens, for $35.00 in cash per Common Share;

     - with respect to each Common Share transferred to Acquisitionco described above (including by Dissenting Shareholders): (a) the holder of each such Common Share will cease to be the holder of such Common Share and such holder's name will be removed from the register of Common Shares with respect to such Common Share; (b) legal and beneficial title to such Common Share will vest in Acquisitionco and Acquisitionco will be and be deemed to be the transferee of such Common Share and will be entered in the register of Common Shares as the sole holder thereof, and
        (c) the former holder of such Common Share will cease to have any rights as a Shareholder in respect of such Common Share;

     - notwithstanding the terms of the Intrawest DSU Plans, all vested and unvested DSUs will be deemed to be vested and will without any further action by the holders of the DSUs be cancelled and terminated by Intrawest and each holder thereof will be entitled to receive from Intrawest, in exchange therefor, $35.00 in cash per DSU, net of applicable withholdings;

     - notwithstanding the terms of the Performance RSU Agreement and the Restricted Share Unit Agreement, all vested and unvested RSUs will be deemed to be vested and will without any further action by the holder of the RSUs be cancelled and terminated by Intrawest and the holder thereof will be entitled to receive from Intrawest, in exchange therefor, $35.00 in cash per RSU, net of applicable withholdings;

     -  each of the Intrawest DSU Plans will be cancelled;

     - each of the Performance RSU Agreement and the Restricted Share Unit Agreement will be cancelled; and

     -  each of the Intrawest Share Purchase Plans will be cancelled.

     In addition, the Arrangement Agreement provides that, at the election of Parent, all of the Senior Employee RSUs will be acquired or cancelled by Intrawest for cash equal to $35.00 per Senior Employee RSU. As at the date of this Circular, this election has not been exercised. If this election is exercised, the Arrangement Agreement states that the Plan of Arrangement will be amended accordingly.

  LETTER OF TRANSMITTAL

     If you are a Registered Shareholder, you should have received with this Circular a Common Share Letter of Transmittal printed on blue paper. If you are an Optionholder, you should receive from Intrawest an Option Letter of Transmittal printed on yellow paper. In order to receive their portion of the Intrawest Share Consideration, Registered Shareholders must complete and sign the Common Share Letter of Transmittal enclosed with this Circular and deliver it and the other documents required by it to the Depositary in accordance with the instructions contained in the Common Share Letter of Transmittal. In order to obtain their portion of the Option Consideration, Optionholders must complete and sign the Option Letter of Transmittal and deliver it and the other documents required by it to the Depositary in accordance with the instructions contained in the Option Letter of Transmittal. In order to obtain the consideration payable for DSUs or RSUs under the Arrangement, the holders of DSUs or RSUs must complete and sign the appropriate letter of transmittal that will be made available by Intrawest to holders of DSUs and RSUs and the other documents required by such letter of transmittal to the Depositary in accordance with the instructions contained in the applicable letter of transmittal. You can request additional copies of the applicable letter of transmittal by contacting the Depositary. The Common Share Letter of Transmittal and Option Letter of Transmittal are also available at the website maintained by CDS at www.sedar.com and at the website maintained by the SEC at www.sec.gov.

     The applicable letters of transmittal contain procedural information relating to the Arrangement and should be reviewed carefully. If you are a Non-Registered Shareholder, you should carefully follow the instructions from the Intermediary that holds Common Shares on your behalf in order to submit your Common Shares.

  DELIVERY OF CONSIDERATION

     At or prior to the filing of Articles of Arrangement in connection with the Plan of Arrangement, Acquisitionco will deposit the aggregate Intrawest Share Consideration with the Depositary and will deposit, on behalf of Intrawest, with the Depositary the aggregate Option Consideration together with the aggregate amount required to satisfy the payment obligations of Intrawest to the holders of DSUs and RSUs.

     As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented one or more Common Shares that were exchanged under the Arrangement, together with a duly completed and executed Common Share Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate(s) will be entitled to receive in exchange therefor, and Parent will cause the Depositary to deliver to such holder, the payment that such holder has the right to receive, and the certificate so surrendered shall forthwith be cancelled. On and after the Effective Time, all certificates that represented Common Shares immediately prior to the Effective Time will cease to represent any rights with respect to Common Shares and will only represent the right to receive the applicable portion of the Intrawest Share Consideration payable pursuant to the Plan of Arrangement.

     As soon as practicable following the later of the Effective Date and the delivery to the Depositary of a duly completed Option Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, Acquisitionco will cause the Depositary to deliver, on behalf of Intrawest, to each holder of

Intrawest Options a payment representing the net cash payment, if any, payable to such holder of Intrawest Options in accordance with the provisions of the Plan of Arrangement.

     Any use of mail to transmit certificate(s) for Common Shares or Letters of Transmittal is at the risk of the relevant Securityholder. If these documents are mailed, it is recommended that registered mail with return receipt requested, and with proper insurance, be used.

     In the event of a transfer of ownership of Common Shares prior to the Effective Time that is not registered in the transfer records of Intrawest, a cheque representing the proper amount of cash may be delivered to the transferee if the certificate representing such Common Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer prior to the Effective Time.

     Interest on the consideration payable in connection with the Arrangement will not accrue or be paid by Intrawest, Parent, Acquisitionco or the Depositary to holders of Common Shares (other than Dissenting Shareholders), Intrawest Options, RSUs or DSUs in connection with the Arrangement, regardless of any delay in making such payment.

     The Depositary will act as the agent of persons who are entitled to receive payment under the Arrangement for the purpose of receiving payment from Acquisitionco or Intrawest and transmitting payment from Acquisitionco or Intrawest to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons entitled thereto.

     Unless otherwise directed in the Common Share Letter of Transmittal, the cheque to be issued pursuant to the Arrangement will be issued in the name of the Registered Shareholder of the Common Shares deposited. Unless the person who deposits the certificates representing the Common Shares instructs the Depositary to hold the cheque for pick up by checking the appropriate box in the Common Share Letter of Transmittal, cheques payable in U.S. funds will be forwarded by first class mail to the addresses supplied in the Common Share Letter of Transmittal. If no address is provided, cheques will be forwarded to the address of the Shareholder as shown on the register maintained by the Transfer Agent.

     If any Shareholder fails for any reason to surrender to the Depositary for cancellation the certificates formerly representing Common Shares, together with such other documents or instruments required to entitle the holder to receive the cash payment described above, on or before the sixth anniversary of the Effective Date, such certificates will cease to represent a claim by or interest of any former Shareholder of any kind or nature. On such anniversary date, all certificates representing Common Shares and cash to which such former holder was entitled, together with any entitlements to dividends, distributions and interest thereon, will be deemed to have been donated and forfeited to Acquisitionco.

     Cheques to be issued pursuant to the Arrangement to Optionholders or holders of DSUs or RSUs will be issued as directed by Optionholders in the Option Letter of Transmittal or by holders of DSUs or RSUs in such letter of transmittal as is delivered to such holders by Intrawest.

     Intrawest, Acquisitionco and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to a holder of Common Shares, Intrawest Options, DSUs or RSUs such amounts as Intrawest, Acquisitionco or the Depositary is required or permitted to deduct and withhold with respect to such payment under applicable laws.

     The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out of pocket expenses and will be indemnified by Intrawest against certain liabilities under applicable securities laws and expenses in connection therewith.

INTERESTS OF SENIOR MANAGEMENT AND OTHERS IN THE ARRANGEMENT

     In considering the recommendation of the Board with respect to the Arrangement, Securityholders should be aware that certain members of the Board and Intrawest's executive and other officers have certain interests in connection with the Arrangement that may be perceived as conflicts of interest with respect to the Arrangement. The members of the Board, including the members of the Special Committee, are aware of these interests and considered them along with other matters described above.

     The directors and officers of Intrawest beneficially own, directly and indirectly, or exercise control or direction over, in the aggregate 2,053,879 Common Shares, representing approximately 4.0% of the Securities eligible to be voted at the Meeting. All of the Common Shares held by the directors and officers of Intrawest will be treated in the same fashion under the Arrangement as Common Shares held by any other Shareholder. The aggregate consideration payable to the directors and officers of Intrawest under the Arrangement in respect of their Common Shares will be approximately $71.9 million (before applicable withholdings).

     The directors and officers of Intrawest hold in the aggregate Intrawest Options entitling them to acquire in the aggregate 2,395,950 Common Shares, representing approximately 4.6% of the Securities eligible to be voted at the Meeting. All of the Intrawest Options held by the directors and officers of Intrawest will be treated in the same manner under the Arrangement as Intrawest Options held by any other Optionholder. The aggregate consideration payable to the directors and officers of Intrawest under the Arrangement in respect of their Intrawest Options, net of the aggregate exercise price in respect of such Intrawest Options, will be approximately $31.0 million (before applicable withholdings).

     As of September 19, 2006, the directors and executive officers of Intrawest held in the aggregate 1,621,134 DSUs and RSUs. Assuming that the Arrangement Agreement becomes effective prior to the end of October 2006, it is anticipated that, at the Effective Date, the directors and executive officers of Intrawest will hold in the aggregate approximately 1,625,000 DSUs and RSUs. Notwithstanding the terms of the Intrawest DSU Plans, the Performance RSU Agreement and the Restricted Share Unit Agreement, all vested and unvested DSUs and RSUs will be deemed to be vested pursuant to the Arrangement, and will be cancelled and terminated by Intrawest and each holder thereof will be entitled to receive from Intrawest, in exchange therefor, $35.00 in cash per DSU and RSU, net of applicable withholdings. Based on the assumption referred to above, the aggregate consideration payable to all directors and executive officers of Intrawest upon completion of the Arrangement in respect of DSUs and RSUs held by them will be approximately $56.9 million (before applicable withholdings).

     The Arrangement Agreement also provides that, at the election of Parent, all of the Senior Employee RSUs (which do not form part of the DSUs or RSUs described above) will be acquired or cancelled by Intrawest for cash equal to $35.00 per Senior Employee RSU. As at the date of this Circular this election has not been exercised. If this election is exercised, an additional $0.5 million in the aggregate will be payable to officers of Intrawest in respect of Senior Employee RSUs held by them.

     Each of Joe S. Houssian, Intrawest's Chairman and Chief Executive Officer, Alex Wasilov, Intrawest's President and Chief Operating Officer, John E. Currie, Intrawest's Chief Financial Officer, Daniel O. Jarvis, Intrawest's Chief Corporate Development Officer, Hugh R. Smythe, Intrawest's President, Mountain Operations, and Michael F. Coyle, Intrawest's Chief Strategy Officer is a party to an employment agreement with Intrawest under which each of these executives is entitled to receive severance benefits if the executive's employment with Intrawest is terminated by the executive following a good faith determination by the executive that he is unable to carry out the power, authority, functions, duties or reporting responsibilities attached to his position with Intrawest as a result of a change in circumstances significantly affecting his position with Intrawest as a result of or within 24 months after the occurrence of a "change in control," and in certain other circumstances not related to a "change in control", including a significant change in the executive's responsibilities which is not remedied within 30 days after notice thereof. In such event, the executive will generally receive the following for the severance period (the severance period being (a) the greater of 36 months or the period commencing the date of termination and ending 42 months after the occurrence of a "change in control" for Mr. Houssian, (b) 24 months for Mr. Wasilov, and (c) for all of the other executive officers referred to above, the greater of 24 months or the period commencing the date of termination and ending 30 months after the occurrence of a "change in control"):

     - annual base salary and amounts in lieu of the continued opportunity to earn annual incentive awards (as such annual incentive awards are described in Intrawest's Annual Information Form dated September 20, 2006 under the section entitled "Report on Executive Compensation -- Annual Incentives," which section is incorporated by reference herein) plus, in the case of Mr. Wasilov, the additional amount equal to $1,500,000 less, if the date of termination occurs prior to June 30, 2008, the amount obtained by multiplying $750,000 by the fraction the numerator of which is the number of days in the period commencing the day next following the date of termination and ending June 30, 2008 and the denominator of which is 365;

     - continuing rights under all benefit plans and arrangements and other perquisites in which the executive was entitled to participate or which the executive was entitled to enjoy immediately prior to the date of termination (other than disability insurance, any long-term incentive plan, deferred share unit or other pension or retirement or supplemental pension plan and any stock option or share purchase plan or arrangement) or, if such participation is not possible, substantially similar benefits (provided the executive may elect to be paid a lump sum amount equal to Intrawest's cost of providing such benefits);

     - an amount equal to the loss incurred or projected to be incurred by the executive with respect to the Intrawest Corporation Employee Pension Plan by reason of the termination of his employment prior to the expiration of the severance period, as applicable;

     - recognition of the severance period as a period of service for the calculation of pension benefits to which the executive or his spouse will be entitled under the Intrawest Corporation Designated Executives' Pension Plan (Non-Registered Portion) (as such plan is described in Intrawest's Annual Information Form dated September 20, 2006 under the section entitled "Statement of Executive Compensation -- Executive Pension Plan," which section is incorporated by reference herein), as applicable; and

     - a lump sum amount equal to the present value of the interest payments that would be payable on any outstanding loans to the executive under any share purchase plan or arrangement of Intrawest during the severance period (or, if applicable, such earlier date on which any such loan would have matured by its terms if the executive's employment had not terminated) if interest were payable on such loans at the "prime rate" of interest of The Bank of Nova Scotia on the date of termination, as applicable.

     In addition to the foregoing, Intrawest has entered into or authorized a retention agreement with each of Andrew D. Stotesbury, Intrawest's President, Placemaking, Andrew Voysey, Intrawest's Executive Vice President, Acquisitions, Sally Dennis, Intrawest's General Counsel, David Blaiklock, Intrawest's Vice President and Corporate Controller and Ross J. Meacher, Intrawest's Corporate Secretary and Chief Privacy Officer under which each of such officers is entitled to receive severance benefits if a "change in control" occurs prior to July 1, 2007 and the officer's employment with Intrawest is terminated after the "change in control", either (i) by Intrawest for any reason prior to the expiry of 12 months after the "change in control" or (ii) by the officer in defined circumstances that occur after the "change in control," including relocation, a significant change in power, authority or functions and a reduction in salary or benefits, within such 12-month period. In such event, the officer will receive the following for the applicable severance period, which varies between 6 months and 24 months, depending on the individual:

     - a lump sum amount in lieu of salary and the continued opportunity to earn an annual incentive award;

     - a lump sum amount equal to Intrawest's cost of providing continued participation in the benefit plans and arrangements and other benefits and perquisites in which the officer was entitled to participate or which the officer was entitled to enjoy immediately prior to the date of termination (other than any pension or retirement plan or arrangement or any stock option or share purchase plan or arrangement); and

     - a lump sum equal to the loss incurred or projected to be incurred by the officer with respect to any pension or retirement plan or arrangement of which the officer is a member by reason of the termination of the officer's employment prior to the expiration of the severance period, as applicable.

     None of these officers is required under the employment or retention agreements to mitigate the amount of any payment provided for by seeking other employment or otherwise, nor will the amount of any payment or benefit be reduced by any compensation earned by the individual with another employer or self-employment. Completion of the Arrangement will constitute a "change in control" under these agreements.

     As part of the Arrangement, Parent and Acquisitionco have required that the Intrawest LTIP be cancelled and, as described above, the DSUs thereunder be cancelled and terminated. In addition to entitlement in respect of the DSUs which are to be cancelled and terminated as part of the Arrangement, the participants in the Intrawest LTIP have certain entitlements, including certain termination rights expressed as an additional grant of notional Common Shares, in respect of which the executive will receive an additional cash payment, for the reasonable notice period applicable on termination of the executive. The Arrangement Agreement provides for the continuation of these rights by providing that, immediately prior to the Effective Time, Intrawest will amend the employment agreements between Intrawest and each of Messrs. Houssian, Currie, Jarvis, Smythe and Coyle, in form reasonably acceptable to the respective executive party thereto (or deliver a written undertaking to each of them to do so) to provide that in the event of termination of employment of the relevant executive within 180 days after the Effective Date for any reason whatsoever, or thereafter if such executive is entitled to severance under such executive's employment agreement (as described above), Intrawest will pay to such executive, in addition to all other amounts to which such executive may be entitled under such executive's employment agreement or otherwise, an amount equal to the product obtained by multiplying $35.00 by the number of notional Common Shares that such executive would be entitled to pursuant to the Intrawest LTIP in respect of the reasonable notice period applicable to such executive if the Intrawest LTIP were in full force and effect at such time and such termination occurred after June 30, 2006 and prior to July 1, 2007. The reasonable notice period applicable to each executive is the same as the severance period under the executive's employment agreement. Intrawest has determined that the aggregate number of notional Common Shares which may be granted to all of the foregoing executives collectively in respect of their reasonable notice periods will range from 487,167 to 575,359 notional Common Shares, in respect of which they would collectively be paid from $17,050,845 to $20,137,565 depending upon when termination might occur.

     Intrawest may, in recognition of their performance, pay bonuses to certain officers, other than executive officers, who make a significant contribution to effecting the transactions contemplated under the Arrangement Agreement. Any such payments will be made in the discretion of Intrawest senior management.

     The officers of Intrawest are also generally entitled to benefits, rights and payments under Intrawest's various retirement and pension plans. These benefits arise as normal incidents of employment for the officers of Intrawest and are not materially altered by the completion of the Arrangement.

     Additional information respecting director and executive compensation, including the Intrawest LTIP, is found in Intrawest's Annual Information Form dated September 20, 2006 under the sections entitled "Report on Executive Compensation," "Statement of Executive Compensation," "Compensation of Directors," "Securities Authorized for Issuance Under Equity Compensation Plans," and "Indebtedness of Directors and Executive Officers," which sections are incorporated by reference herein.

     A copy of the Annual Information Form can be found on Intrawest's website at www.Intrawest.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and is available upon request to the Corporate Secretary of Intrawest.

     As is described in the Annual Information Form, Intrawest has a Human Resources Committee composed entirely of independent directors. The mandate of the Human Resources Committee includes annually reviewing and determining the base salary, incentive compensation and long-term compensation of the Chief Executive Officer and Chief Financial Officer and authorizing, approving, adopting and overseeing Intrawest's compensation plans and equity-based plans. The incentive plans described above, and the Intrawest Options, DSUs and RSUs granted thereunder were not adopted or granted in connection with the Arrangement. Instead they were adopted and granted by the Human Resources Committee or the Board as part of the executive compensation strategy and policies adopted by the Human Resources Committee and reported to Shareholders annually by the Human Resources Committee in its report on executive compensation.

  INDEMNIFICATION AND INSURANCE

     The Arrangement Agreement provides that Intrawest will, and Parent and Acquisitionco will cause Intrawest and any successor to Intrawest (including any Surviving Corporation) to, continue and maintain in effect without any gaps, lapses or reduction in scope or coverage for six years from the Effective Time policies of directors' and officers' liability insurance providing protection comparable to the protection provided by the policies maintained by Intrawest and its subsidiaries that are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events that occurred on or prior to the Effective Time. The Arrangement Agreement also provides that Parent and Acquisitionco will, after the expiration of such six-year period, use all commercially reasonable efforts to cause such directors and officers to be covered under Parent's existing directors' and officers' insurance policy, if any. Prior to the Effective Time Intrawest may, in the alternative, at its option, purchase prepaid non-cancellable run-off directors' and officers' liability insurance providing coverage for a period of up to six years from the Effective Date provided that the premiums payable for such insurance do not exceed 200% of the premiums currently payable by Intrawest for directors' and officers' liability insurance.

     The Arrangement Agreement also provides that Parent and Acquisitionco will cause Intrawest and any successor to Intrawest (including any Surviving Corporation) and its subsidiaries to honour all rights to indemnification existing in favour of present and former officers and directors of Intrawest and its subsidiaries (including any Surviving Corporation) as of the Effective Time, which will survive the completion of the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Time.

  OWNERSHIP OF SECURITIES AND OTHER INTERESTS OF DIRECTORS AND OFFICERS

     The following table sets out the names and positions of all directors and officers of Intrawest (and persons who were officers of Intrawest during Intrawest's most recently completed financial year) and the number, designation and percentage of outstanding securities, DSUs and RSUs beneficially owned or over which control or direction is exercised, or any other interests held, by each such director and officer (or former officer) of Intrawest and, where known after reasonable enquiry, by their respective associates.

                                                                   INTRAWEST SECURITIES OWNED OR OVER
                                                                                  WHICH
                                                                    CONTROL OR DIRECTION IS EXERCISED
                                                                   -----------------------------------
                                                                     COMMON     INTRAWEST    DSUS AND
NAME                                POSITION(S) HELD               SHARES(1)    OPTIONS(2)     RSUS
----                                ----------------               ----------   ----------   ---------
Joe S. Houssian        Chairman and Chief Executive Officer and
                       Director..................................   1,894,206   1,306,500    1,226,821
Alex Wasilov           President and Chief Operating Officer and
                       Director..................................       3,000          --       79,537
John E. Currie         Chief Financial Officer...................       1,500      94,000       33,742
Daniel O. Jarvis       Chief Corporate Development Officer.......      30,874     458,350      117,048
Hugh R. Smythe         President, Mountain Operations............      55,590     213,000       68,041
James J. Gibbons       President, Resort Club Group..............       1,990      39,200       49,244
Michael F. Coyle       Chief Strategy Officer....................      17,750     138,500       29,994
Andrew D. Stotesbury   President, Placemaking....................       3,041      23,000           --
Andrew P. Voysey       Executive Vice President, Acquisitions and
                       Joint Ventures............................       1,651      55,000           --
Michael Hannan         President, Abercrombie & Kent.............          --      20,500           --
David B. Yellowlees    Executive Vice President, Marketing and
                       Sales.....................................       1,473      20,000           --
Sally Dennis           General Counsel...........................         200          --           --
David Blaiklock        Vice President and Corporate Controller...         719      20,400           --
Ross J. Meacher        Corporate Secretary and Chief Privacy
                       Officer...................................       1,557       7,500           --
Steve Sammut           Senior Vice President, Project and
                       Corporate Finance.........................         339          --           --
Gary L. Raymond        (Formerly) President and Chief Executive
                       Officer, Intrawest Placemaking(3).........          --          --           --
Jeff Stipec            (Formerly) Executive Vice President and
                       Chief Operating Officer, Lodging(4).......         544      15,100           --
David A. King          Director..................................       6,000          --        1,945
Gordon H. MacDougall   Director..................................       3,000          --        4,177
Paul M. Manheim        Director..................................       4,000          --        1,648
Marti Morfitt          Director..................................       2,000          --          669
Paul A. Novelly        Director..................................      15,201          --        2,555
Bernard A. Roy         Director..................................       2,923          --        1,201
Khaled C. Sifri        Director..................................       3,700          --        2,060
Nicholas C.H.          Director..................................
  Villiers                                                              3,165          --        2,451

---------------

(1) The information as to Common Shares beneficially owned, directly or indirectly or over which control or direction is exercised, not being within the knowledge of Intrawest, has been furnished by the respective directors and officers.

(2) Numbers indicated represent the Common Shares underlying vested and unvested Intrawest Options held.

(3) Mr. Raymond resigned as an officer effective November 18, 2005. Information regarding Mr. Raymond's ownership of Common Shares is not known to Intrawest.

(4) Mr. Stipec resigned as an officer effective July 31, 2006.

     In addition to the foregoing, certain of the officers hold Senior Employee RSUs under the Senior Employee Restricted Share Unit Plan of Intrawest, as follows:

Hugh R. Smythe                         4,000 Senior Employee RSUs
James J. Gibbons                       2,083 Senior Employee RSUs
Andrew D. Stotesbury                   2,083 Senior Employee RSUs
Andrew P. Voysey                       3,333 Senior Employee RSUs
Michael Hannan                         2,083 Senior Employee RSUs
David B. Yellowlees                    2,083 Senior Employee RSUs

     Except as disclosed herein, none of the directors or officers (or such former officers) of Intrawest, no person or company who beneficially owns, directly or indirectly, Securities or who exercised control or direction over Securities or a combination of both carrying more than 10% of the voting rights attached to Securities entitled to vote at the Meeting and no associate or affiliate of any of the foregoing, has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of Intrawest's most recently completed financial year that has materially affected or would or could materially affect Intrawest or any of its subsidiaries.

INTENTIONS OF INTRAWEST DIRECTORS AND OFFICERS

     The directors and officers of Intrawest, who beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 2,053,879 Common Shares and Intrawest Options to acquire 2,395,950 Common Shares as at September 18, 2006, which represent 4.2% and 84.9% of the outstanding Common Shares and Intrawest Options, respectively, and 8.6% of the outstanding Securities eligible to be voted at the Meeting, have indicated that they intend to vote their Securities in favour of the Arrangement Resolutions.

SOURCES OF FUNDS FOR THE ARRANGEMENT

     Under the terms of the Arrangement and related transactions, an aggregate amount of approximately $2.9 billion, including transaction costs, is expected to be paid to acquire or repay outstanding Intrawest indebtedness (including the outstanding Intrawest Notes), acquire all of the Common Shares (assuming no Registered Shareholders exercise their Dissent Rights) and Intrawest Options and satisfy payment in respect of all outstanding DSUs and RSUs. The following arrangements are intended to provide the necessary funding for the Arrangement and related transactions. Notwithstanding such arrangements, the obligations of Parent and Acquisitionco under the Arrangement Agreement are not subject to any financing condition.

  DEBT FINANCING

     Fortress has received the Commitment Letter dated August 10, 2006 made by Lehman Brothers Inc., Lehman Commercial Paper Inc., Deutsche Bank Securities Inc., Deutsche Bank AG, Cayman Islands Branch, Bear, Stearns & Co. Inc. and Bear Stearns Corporate Lending Inc. (collectively, the "LENDERS"), for loan facilities (the "LOANS"). The Lenders have the option of arranging to have other financial institutions provide portions of the Loans.

     The obligation of the Lenders to provide the debt financing on the terms outlined in the Commitment Letter is subject to the following conditions, among others:

     - consummation of the transactions contemplated by the Arrangement Agreement contemporaneously with closing of the Loans;

     - the Fortress Funds having contributed equity of a minimum specified amount (it is expected that this condition will be satisfied by the equity commitment described below);

     - simultaneous termination of existing indebtedness of the borrowers after giving effect to the transactions, with certain exceptions;

     - receipt by the lenders of certain historical and pro forma financial statements, solvency certificate of an executive officer and customary legal opinions; and

     -  other customary conditions for financings of this type.

     Notwithstanding the foregoing financing commitment, Acquisitionco may elect to pursue alternative means of financing.

  EQUITY FINANCING

     Acquisitionco has received the Equity Commitment Letter dated August 10, 2006 pursuant to which the Fortress Funds have agreed to provide, or cause to be provided, equity financing to Acquisitionco as a source of funds required to consummate the Arrangement. The obligations of the Fortress Funds to provide the equity financing on the terms outlined in the Equity Commitment Letter are subject to the satisfaction or waiver of the conditions to the obligations of Parent set forth in Article 7 of the Arrangement Agreement. See "Other Terms of the Arrangement Agreement -- Conditions Precedent to the Arrangement."

NOTES OFFERS

     The Arrangement Agreement provides that Acquisitionco will make an offer to purchase and consent solicitation with respect to the outstanding Intrawest Notes to purchase such Intrawest Notes and adopt a supplemental indenture that has the effect of eliminating covenants and other provisions in the applicable indentures governing the Intrawest Notes. Intrawest has agreed to cooperate with Acquisitionco as reasonably requested by Acquisitionco with respect to preparing for and effecting the offers, including taking the actions required by the indentures governing the Intrawest Notes in connection with the adoption of supplemental indentures. The offers are expected to be commenced on or around September 25, 2006 and to expire on October 24, 2006, or such later date to which each offer may be extended in Acquisitionco's sole discretion.

                    OTHER TERMS OF THE ARRANGEMENT AGREEMENT

     The following description of certain material provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is attached as Appendix B to this Circular. The Arrangement Agreement was filed on SEDAR on August 18, 2006 and on the Electronic Data Gathering, Analysis, and Retrieval System ("EDGAR") on August 22, 2006.

     Except for the Arrangement Agreement's status as a contractual document that establishes and governs the legal relations among the parties thereto with respect to the Arrangement, its text is not intended to be, and should not be interpreted as, a source of factual, business or operational information about Intrawest, Parent, Acquisitionco, the Fortress Funds or Fortress, or any of their respective affiliates. The Arrangement Agreement contains representations, warranties and covenants that are qualified and limited, including by information in the documents referenced in the Arrangement Agreement that the parties delivered in connection with the execution of the Arrangement Agreement, certain other information provided by the parties thereto to the other parties, or disclosed in public filings with the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities. Representations and warranties may be used as a tool to allocate risks between the respective parties to the Arrangement Agreement, including where the parties do not have complete knowledge of all facts, instead of establishing such matters as facts. Furthermore, the representations and warranties may be subject to different standards of materiality applicable to the contracting parties, which may differ from what may be viewed as material to Securityholders. These representations may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this Circular. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Circular. Except for the parties themselves, under the terms of the Arrangement Agreement only certain other specifically identified persons are third-party beneficiaries of the Arrangement Agreement who may enforce it and rely on its terms. Securityholders are not third-party beneficiaries of the Arrangement Agreement and therefore may not directly enforce or rely upon its terms and conditions and should not rely on its representations, warranties or covenants as characterizations of the actual state of facts or condition of Intrawest, Parent, Acquisitionco, the Fortress Funds or Fortress, or any of their respective affiliates.

     On August 10, 2006, Intrawest, Parent and Acquisitionco entered into the Arrangement Agreement, under which it was agreed, among other things, that, subject to the terms and conditions set forth in the Arrangement Agreement, Acquisitionco would acquire all of the issued and outstanding Common Shares for a price equal to $35.00 in cash per Common Share pursuant to the Arrangement. On September 20, 2006, 3167113 Nova Scotia Company assigned its right, title and interest in and to the Arrangement Agreement to Wintergames Acquisition ULC, and Wintergames Acquisition LLC assigned its right, title and interest in and to the Arrangement Agreement to Wintergames S.a.r.l.

CONDITIONS PRECEDENT TO THE ARRANGEMENT

  MUTUAL CONDITIONS PRECEDENT

     The Arrangement Agreement provides that the obligations of the parties to complete the transactions contemplated by the Arrangement Agreement are subject to the satisfaction or mutual waiver by Parent and Intrawest, on or before the Effective Date, of certain conditions precedent, including:

     - the Interim Order will have been obtained and will not have been set aside or modified in any manner unacceptable to either Parent or Intrawest;

     - the Arrangement Resolutions will have been passed by Securityholders and Shareholders at the Meeting;

     - the Final Order will have been obtained and will not have been set aside or modified in any manner unacceptable to either Parent or Intrawest;

     - all Appropriate Regulatory Approvals will have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated;

     - no Governmental Authority will have enacted, issued, promulgated, enforced, made, entered, issued or applied any Law that makes the Arrangement illegal or otherwise directly or indirectly enjoins, restrains or otherwise prohibits consummation of the Arrangement or the other transactions contemplated in the Arrangement Agreement;

     - no person will have filed any notice of appeal of the Final Order, and no person will have communicated in writing to Intrawest or Parent any intention to appeal the Final Order; and

     - the Arrangement Agreement will not have been terminated in accordance with its terms.

  ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PARENT AND ACQUISITIONCO

     The Arrangement Agreement provides that the obligations of Parent and Acquisitionco to complete the transactions contemplated by the Arrangement Agreement are also subject to the satisfaction or waiver by Parent on its own behalf and on behalf of Acquisitionco of certain conditions precedent, including:

     - Intrawest will have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

     - the representations and warranties of Intrawest will be true and correct in all respects (except for breaches that do not, individually or in the aggregate, have a Material Adverse Effect on Intrawest) as of the Effective Date;

     - there will not exist or have occurred (or been threatened) any change (or any condition, event or development involving a prospective change) which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Intrawest; and

     - the Board shall not have amended its affirmative recommendation to the holders of Common Shares in a manner adverse to Parent or Acquisitionco or withdrawn its affirmative recommendation to the Securityholders to vote in favour of the Arrangement Resolutions.

  ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF INTRAWEST

     The obligations of Intrawest to complete the transactions contemplated by the Arrangement Agreement are also subject to certain conditions precedent, including:

     - each of Parent and Acquisitionco will have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

     - the representations and warranties of Parent and Acquisitionco will be true and correct in all material respects (except for breaches that individually or in the aggregate do not prevent or materially delay the consummation of the transactions contemplated in the Arrangement Agreement or significantly impair the ability of Parent or Acquisitionco to performs its obligations) as of the Effective Date; and

     - Acquisitionco will have deposited with the Transfer Agent sufficient funds to complete the transactions contemplated by the Plan of Arrangement.

REPRESENTATIONS AND WARRANTIES

     The Arrangement Agreement contains customary representations and warranties on the part of Intrawest relating to the following matters, among others: Board approval; organization and qualification; authority relative to the Arrangement Agreement; no violation; compliance with laws; consents; litigation; capitalization; ownership of subsidiaries; financial statements; books, records and disclosure controls; absence of certain changes; reporting status and securities law matters; taxes; property; material contracts; permits; pension and employee benefits; restrictions on business activities; intellectual property; insurance; environment; employment arrangements and collective agreements; and financial advisors and brokers.

     The Arrangement Agreement also contains customary representations and warranties of Parent and Acquisitionco relating to matters that include: authority relative to the Arrangement Agreement; no violations; and financing.

COVENANTS OF INTRAWEST

     The Arrangement Agreement also contains customary negative and affirmative covenants on the part of both parties.

     In the Arrangement Agreement, Intrawest has agreed, among other things, that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, unless Parent will otherwise consent in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by the Arrangement Agreement or as is otherwise required by applicable Law:

     (a) the business of Intrawest will be conducted only in the ordinary course of business or pursuant to plans or proposals previously disclosed by Intrawest to Parent;

     (b) Intrawest will not directly or indirectly, except pursuant to plans and proposals previously disclosed by Intrawest to Parent:

        - alter or amend the constating documents of Intrawest, any subsidiary of Intrawest or any Joint Ventures;

        - declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of the Common Shares, other than pursuant to plans or proposals previously disclosed by Intrawest to Parent, and the regularly scheduled quarterly cash dividends with respect to the Common Shares consistent with past practice;

        - adjust, split, divide, consolidate, combine, exchange or reclassify any of the shares, voting securities or equity interests of Intrawest, any of the subsidiaries of Intrawest or Joint Ventures or issue or authorize the issuance of any other securities in lieu of, or in substitution for, any of such shares, voting securities or equity interests;

        - issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Intrawest or shares, voting securities or equity interests of any of the subsidiaries of Intrawest or Joint Ventures, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, such shares of Intrawest or shares or voting securities or equity interests of any of the subsidiaries of Intrawest or Joint Ventures, other than in certain circumstances;

        -     issue or grant any Intrawest Options;

        - create any new phantom stock or deferred compensation plan, program or arrangement or materially modify or change any of the Intrawest DSU Plans or issue any securities or make any payments under any of the Intrawest DSU Plans other than pursuant to obligations existing as of the date of the Arrangement Agreement that have been previously disclosed;

        - redeem, purchase or otherwise acquire any of the outstanding shares of Intrawest or any of the shares or voting securities or equity interests of any subsidiary of Intrawest or securities convertible or exchangeable for any such securities;

        - amend or modify the terms of any of the shares of Intrawest or amend or modify in any material respect any of the shares, voting securities or equity interests of any subsidiary of Intrawest or any securities convertible or exchangeable for any such securities;

        - adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Intrawest or any of its material subsidiaries;

        - make any changes to its existing accounting policies and principles or adopt new accounting policies or principles or make any material changes to any of its accounting methods, practices or procedures;

        - make, change or rescind any material election relating to Taxes, amend any tax return, surrender any right to claim a Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, or settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; or

        - enter into, modify or terminate any Contract with respect to any of the foregoing;

     (c) Intrawest will promptly notify Parent in writing of (i) any circumstance or development occurring after the date of the Arrangement Agreement that, to the knowledge of Intrawest, has, or would reasonably be expected to have, a Material Adverse Effect on Intrawest and (ii) the occurrence of any loss, breakage or

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

          damage to a property or asset owned or managed by Intrawest or any of its subsidiaries in excess of $10 million (irrespective of insurance or third-party proceeds which have been or may be received in connection with such loss, breakage or damage);

     (d) Intrawest will not, and will not permit any of its subsidiaries and, to the extent it is within the control of Intrawest or a subsidiary of Intrawest, the Joint Ventures, to, directly or indirectly, except in the ordinary course of business consistent with past practice or pursuant to any Contract existing as at the date of the Arrangement Agreement or pursuant to plans or proposals previously disclosed by Intrawest to Parent:

        - sell, pledge, lease, licence or dispose of any properties or assets of Intrawest or of any subsidiary of Intrawest or Joint Venture;

        - acquire any corporation, partnership or other business organization or division thereof, or any property or asset, or make any investment in any real property or commence construction of, or enter into any Contract to develop or construct any, real estate projects or developments, in each case if such transaction would reasonably be expected to be material to Intrawest and its subsidiaries, taken as a whole;

        - incur any Indebtedness, or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, in each case, in excess of $25 million;

        - make any loans, advances or capital contributions to, or investments in, any other person, other than to wholly owned subsidiaries of Intrawest, in excess of $10 million;

        - authorize or make, or become obligated to make, capital expenditures unless such capital expenditures (i) are reflected in the Intrawest fiscal 2007 budget that was provided to Parent, or
              (ii) do not exceed $5 million in respect of any single transaction or series of transactions constituting part of an overall transaction;

        - dispose of, grant, or permit to lapse any rights to any material Intellectual Property Rights as defined in the Arrangement Agreement;

        -     waive or release any rights of material value;

        - engage in any new business, enterprise or other activity that is material to Intrawest and its subsidiaries, taken as a whole, and that is inconsistent with the existing businesses of Intrawest and its subsidiaries in the manner such existing businesses generally have been carried on prior to the date of the Arrangement Agreement;

        - except pursuant to any Contract existing as at the date of the Arrangement Agreement, pay, discharge or satisfy any claim, liability or obligation that is material to Intrawest and its subsidiaries, taken as a whole, or voluntarily waive, release, assign, settle or compromise certain types of Proceedings; or

        - authorize any of the foregoing or enter into or modify any Contract to do any of the foregoing;

     (e) Intrawest will not, and will not permit any of its subsidiaries to, directly or indirectly, except in the ordinary course of business or pursuant to plans or proposals previously disclosed by Intrawest to Parent and except for transactions between two or more wholly owned subsidiaries of Intrawest or between Intrawest and one or more wholly owned subsidiaries of Intrawest:

        - except in certain circumstances, enter into, or amend in any material respect, any Contract or series of related Contracts resulting in a new Contract or series of related new Contracts or modifications to an existing Contract or series of related existing Contracts that would result in any Contract having a term in excess of 12 months from the date of the Arrangement Agreement and which is not terminable by Intrawest or its subsidiary or Joint Venture upon notice of 90 days or less or would impose payment or other obligations on Intrawest or any of its subsidiaries or Joint Ventures in excess of $10 million;

        - enter into any Contract that would limit or otherwise restrict Intrawest or any of its subsidiaries or Joint Ventures or any of their successors or that would, after the Effective Time, limit or otherwise

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

              restrict Parent or any of its subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area in any material respect; or

        - terminate, cancel or amend in any material respect any Material Contract if such termination, cancellation or amendment would reasonably be expected to have a Material Adverse Effect on Intrawest;

     (f) except in the ordinary course of business and consistent with past practices or pursuant to plans or proposals previously disclosed by Intrawest to Parent or pursuant to any obligation existing as at the date of the Arrangement Agreement, including pursuant to the Intrawest DSU Plans, any benefit plans of Intrawest or any other employment, compensation or termination policy, program or arrangement in effect on the date of the Arrangement Agreement, and except as is necessary to comply with applicable Laws, neither Intrawest nor any of its subsidiaries will:

        - grant to any officer or director of Intrawest or any of its subsidiaries an increase in compensation;

        - grant any general salary increase to the employees of Intrawest or any of its subsidiaries;

        - grant any retention, severance or termination pay or amend or modify any such grant previously made;

        - enter into any employment agreement with any officer or director of Intrawest or any of its subsidiaries;

        - increase any benefits payable under its current retention, severance or termination pay policies;

        - adopt, materially amend or make any contribution to any bonus, profit sharing, compensation, incentive compensation, pension, retirement, deferred compensation, stock option, benefit plan of Intrawest or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers or employees of Intrawest or any of its subsidiaries;

        - make any loan to any officer or director of Intrawest or any of its subsidiaries; or

        - voluntarily enter into any collective bargaining or union agreement or agree to voluntarily recognize any union, bargaining agent or association for the purpose of employee representation, or agree to, whether orally or in writing, any new terms of any existing collective bargaining agreement to which Intrawest or any subsidiary is bound or to any agreement that would serve as an estoppel to the enforcement of any term of any such collective bargaining agreement; and

     (g) Intrawest will use its commercially reasonable efforts to cause the current insurance (or re insurance) policies maintained by Intrawest or any of its subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse.

     In addition Intrawest is required:

     (h) subject to compliance by the directors and officers of Intrawest with their fiduciary duties, to use all commercially reasonable efforts to obtain the approval by the Securityholders of the Arrangement Resolutions at the Meeting;

     (i) to apply for and use commercially reasonable efforts to obtain all Appropriate Regulatory Approvals;

     (j) to apply for and use commercially reasonable efforts to obtain such other consents, approvals and authorizations reasonably requested by Parent or Acquisitionco that are necessary or desirable in connection with the consummation of the Arrangement and the other transactions contemplated in the Arrangement Agreement;

     (k) to use commercially reasonable efforts to oppose, lift or rescind any injunction or restraining or other order against it seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement and to defend, or cause to be defended any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement Agreement or the consummation of the transactions contemplated in the Arrangement Agreement; and

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

     (l) as soon as is reasonably practicable, to carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all Laws applicable to the Arrangement.

COVENANTS OF ACQUISITIONCO

     In the Arrangement Agreement, each of Parent and Acquisitionco have agreed to perform all their obligations under the Arrangement Agreement, cooperate with Intrawest in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement and, without limiting the generality of the foregoing, each of Parent and Acquisitionco will:

     - apply for and use commercially reasonable efforts to obtain all Applicable Regulatory Approvals;

     - cooperate with Intrawest and its subsidiaries in connection with, and use commercially reasonable efforts to assist Intrawest and its subsidiaries in obtaining, all other consents, approvals and authorizations referred to in the Arrangement Agreement;

     - use commercially reasonable efforts to oppose, lift or rescind any injunction or restraining or other order against it seeking to stop, or otherwise adversely affecting its ability to perform and comply with its obligations under the Plan of Arrangement and to defend, or cause to be defended any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement Agreement or the consummation of the transactions contemplated thereby;

     - designate one individual from whom Intrawest may seek approval to undertake any actions not permitted to be taken under the terms of the Arrangement Agreement and will ensure that such person will respond, on behalf of Parent, to Intrawest's requests in an expeditious manner; and

     - forthwith carry out the terms of the Interim Order and Final Order to the extent applicable to it and use commercially reasonable efforts to comply promptly with all Laws applicable to the Arrangement.

COVENANTS OF INTRAWEST REGARDING NON-SOLICITATION

     Intrawest has agreed, except as expressly contemplated by the Arrangement Agreement until the Arrangement Agreement is terminated, that none of Intrawest nor its subsidiaries will, directly or indirectly, through any Representative of it take any action that might, directly or indirectly, interfere with the consummation of the Arrangement and, will not (and Intrawest will not permit its subsidiaries to), without the consent in writing of Parent (which consent may be unreasonably withheld), directly or indirectly, through any subsidiary or Representative of it or any of its subsidiaries:

     - solicit, initiate or knowingly facilitate or encourage any inquiry, proposal or offer relating to or constituting an Acquisition Proposal from any person;

     - enter into or participate in any discussions or negotiations or other activities with any person (other than Acquisitionco, Parent or their affiliates) regarding an Acquisition Proposal;

     - withdraw, modify, qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Parent or Acquisitionco the approval or recommendation of the Board or any committee thereof of the Arrangement;

     - approve, endorse, recommend or remain neutral with respect to, or propose to publicly approve, endorse, recommend or remain neutral with respect to, any Acquisition Proposal; or

     - accept or enter into, or propose publicly to accept or enter into, any letter of intent, agreement in principle, understanding, undertaking, arrangement or Contract in respect of or relating to an Acquisition Proposal.

     Intrawest has agreed, and has agreed to cause the Representatives of Intrawest and its subsidiaries and their Representatives to, immediately cease and cause to be terminated any existing solicitations, discussions, negotiations or activities with any person (other than Parent and Acquisitionco) with respect to any Acquisition Proposal or any proposal that may reasonably be expected to constitute an Acquisition Proposal.

     Intrawest also agreed to discontinue access by any third party (other than Parent and Acquisitionco or their representatives) to any data room (virtual or otherwise) and to promptly request the return or deletion from retrieval systems and data bases or destruction of all information provided to any third party which, at any time since

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

February 28, 2006, has entered into a confidentiality agreement with Intrawest relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and to use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such agreement.

CONSIDERATION OF ALTERNATIVE TRANSACTIONS

     Prior to the approval of the Arrangement Resolutions, nothing contained in the Arrangement Agreement will prevent the Board from entering into an agreement or engaging in discussions or negotiations with or furnishing information to (subject to compliance with the non-solicitation provisions) any person who has made an unsolicited bona fide, Acquisition Proposal that (a) did not result from a breach of the provisions of the Arrangement Agreement relating to non-solicitation; and (b) in respect of which the Board determines in good faith after consultation with its financial advisors and its outside legal counsel that the Acquisition Proposal would be reasonably likely to result in a Superior Proposal.

     Intrawest must promptly (and in any event within 24 hours of receipt by Intrawest) notify Parent, at first orally and thereafter in writing, of any inquiry, proposal or offer relating to or constituting an Acquisition Proposal or an inquiry that could reasonably be expected to lead to an Acquisition Proposal, in each case received after August 10, 2006, of which any of its directors or officers are or become aware, including the renewal of any Acquisition Proposal made prior to August 10, 2006.

     If, prior to the approval of the Arrangement Resolutions, Intrawest receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal where Intrawest is not in breach of the non-solicitation provisions of the Arrangement Agreement and the Board determines in good faith after consultation with its financial advisors and its outside legal counsel that such proposal would be reasonably likely, if consummated, to lead to a Superior Proposal, then, and only in such case, the Board may, subject to the execution by such person of a confidentiality agreement having terms not less favourable to Intrawest than the Confidentiality Agreement, provide such person with access to information regarding Intrawest.

     Nothing contained in the non-solicitation provisions prohibits the Board from making any disclosure to Intrawest's Shareholders prior to the Effective Time if, in the good faith judgment of the Board, after consultation with outside legal counsel, such disclosure is necessary for the directors and officers of Intrawest to act in a manner consistent with their duties or is otherwise required under applicable Law.

RIGHT TO MATCH

     The Arrangement Agreement provides Acquisitionco with a right to match any Superior Proposal during a response period (the "RESPONSE PERIOD") of five Business Days from the later of (i) the date on which Parent receives a written notice from Intrawest advising that the Board has determined, subject only to compliance with the right to match provisions, to enter into an agreement, understanding, arrangement or Contract in respect of, or to proceed with, or recommend, a Superior Proposal; and (ii) the date Parent receives a copy of the Superior Proposal. In the event that Intrawest provides Parent with the notice on a date that is less than seven Business Days prior to the Meeting, Intrawest is entitled to adjourn and will, at the request of Parent, adjourn the Meeting to a date that is not less than seven Business Days and not more than 15 Business Days after the date of such notice.

     During the Response Period, Parent and Acquisitionco have the right, but not the obligation, to offer to amend the terms of the Arrangement Agreement and the Plan of Arrangement. The Board will review in good faith any such proposal by Parent and Acquisitionco to amend the terms of the Arrangement Agreement or the Plan of Arrangement, to determine (after receipt of advice, to the extent considered appropriate by the Board, from its financial advisors and outside legal counsel) whether the Acquisition Proposal to which Parent and Acquisitionco are responding would be a Superior Proposal when assessed against the Arrangement and the Plan of Arrangement as it is proposed by Parent and Acquisitionco to be amended.

     Intrawest may enter into any agreement to proceed with a Superior Proposal only if: (i) Parent and Acquisitionco do not, prior to the expiry of the Response Period, propose to amend the terms of the Arrangement Agreement and the Plan of Arrangement; or (ii) Parent and Acquisitionco deliver to Intrawest, prior to the expiry of the Response Period, a proposal to amend the terms of the Arrangement Agreement and the Plan of Arrangement, and the Board determines in good faith, after, among other things, consultation (to the extent considered appropriate by the Board) with Intrawest's financial advisors and outside legal counsel, taking into account the proposal by Parent and Acquisitionco to amend the Arrangement Agreement and the Plan of Arrangement, that the

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

Acquisition Proposal remains a Superior Proposal; and (iii) and Intrawest concurrently terminates the Arrangement Agreement pursuant to its terms and pays to Parent the termination fee (as described below) under "Termination Fees."

     If Parent and Acquisitionco propose to amend the terms of the Arrangement Agreement and the Plan of Arrangement, and the Board does not determine that the Acquisition Proposal remains a Superior Proposal when compared to the proposed amendment to the Arrangement Agreement and the Plan of Arrangement, Intrawest and Parent and Acquisitionco will promptly execute and deliver an amending agreement amending the Arrangement Agreement and the Plan of Arrangement, incorporating or reflecting the terms of the amendment to the terms of the Arrangement Agreement and Plan of Arrangement as proposed by Parent and Acquisitionco and Intrawest will publicly announce that the Board has reaffirmed its recommendation of the Arrangement by news release, the form of which shall be provided to Parent for its review and comment prior to publication.

     Each successive amendment to any Acquisition Proposal that results in any change in, or modification of, the consideration to be received by the holders of Common Shares or any other material change in the terms or conditions of such Acquisition Proposal will constitute a new Acquisition Proposal for the purposes of the right to match provisions and Parent will be afforded a new Response Period in respect of each such Acquisition Proposal.

TERMINATION FEES

     The Arrangement Agreement provides that Intrawest will pay to Parent (or as it may direct) $60 million less any amounts actually paid by Intrawest to Parent for reimbursement of expenses (as described below) under "Expense
Reimbursement":

     - if Intrawest terminates the Arrangement Agreement by providing written notice to Parent, in order to enter into a definitive agreement providing for the implementation of a Superior Proposal, subject to compliance with the terms of the Arrangement Agreement;

     - if Parent terminates the Arrangement Agreement by providing written notice to Intrawest at any time before the Effective Time if (i) the Effective Date does not occur on or before the Termination Deadline, and the failure of the Effective Time to occur by such date is not the result of the failure on the part of Parent or Acquisitionco to fulfill any of their obligations; or (ii) if the Meeting is not held and the Arrangement Resolutions are not submitted to the Securityholders at the Meeting, at least seven days prior to the Termination Deadline;

     - in the event that a bona fide written Acquisition Proposal has been made by any person other than Parent or Acquisitionco after August 10, 2006 but before the termination of the Arrangement Agreement and (i) either Intrawest or Parent terminates the Arrangement Agreement by providing written notice to the other at any time before the Effective Time if (A) the Effective Date does not occur on or before the Termination Deadline, and the failure of the Effective Time to occur by such date is not the result of the failure on the part of Parent or Acquisitionco to fulfill any of their obligations; or (B) the Meeting is held and the Arrangement Resolutions are not passed by the Securityholders in accordance with applicable legislation and the Interim Order; and (ii) within 365 days after the date of such termination (A) an Acquisition Proposal is consummated with the offeror of such Acquisition Proposal, or any other person; or (B) the Board approves or recommends such Acquisition Proposal or any other Acquisition Proposal, or Intrawest or any of its subsidiaries enters into a definitive agreement with respect to such Acquisition Proposal or any other Acquisition Proposal and thereafter (whether or not within 365 days after the termination of the Arrangement Agreement) such Acquisition Proposal is consummated;

     - if Parent terminates the Arrangement Agreement by written notice to Intrawest at any time before the Effective Time and (i) the Board shall have failed to recommend the Arrangement Agreement or the Arrangement;
        (ii) the Board or any committee thereof shall have (A) withdrawn, qualified or otherwise modified in a manner adverse to Parent and Acquisitionco, or proposed publicly to withdraw or so qualify or otherwise modify, the approval or recommendation of the Board or any committee thereof of the Arrangement Agreement or the Arrangement, or
        (B) approved or recommended, or proposed publicly to approve or recommend, any Acquisition Proposal; or (iii) following any Acquisition Proposal that is made or publicly announced, the Board or the Special Committee fails to publicly affirm its approval or recommendation of the Arrangement within five Business Days of any written request to do so from Parent; and
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

     - in the event that neither Parent or Acquisitionco is in material breach of its obligations under the Arrangement Agreement, and Parent terminates the Arrangement Agreement after, in accordance with the Arrangement Agreement, it gives written notice to Intrawest that Intrawest has breached any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, that would give rise to the failure of certain conditions to closing.

     The Arrangement Agreement also provides that in the event the Arrangement Agreement is:

     - terminated by Intrawest upon written notice to Parent if Acquisitionco does not provide the Depositary with sufficient funds to complete the transactions contemplated by the Plan of Arrangement or if Acquisitionco or Parent has breached any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, or

     - terminated by either Intrawest or Parent if the Effective Date does not occur by the Termination Date following any failure by Acquisitionco and Parent to obtain financing as contemplated by the Arrangement Agreement, or a failure by Parent or Acquisitionco to perform or comply with their obligations under the Arrangement Agreement to carry out the terms of the Interim Order and the Final Order, then Parent and Acquisitionco will pay to Intrawest an amount equal to $60 million.

EXPENSE REIMBURSEMENT

     The Arrangement Agreement also provides that if (a) Parent terminates the Arrangement Agreement because the Meeting is held and the Arrangement Resolutions are not passed by the Securityholders in accordance with applicable legislation and the Interim Order, and no Termination Fee is payable by Intrawest to Parent, or (b)(i) the Arrangement Agreement is terminated because the Effective Date does not occur on or before the Termination Deadline, or is terminated by Parent after Parent gives written notice to Intrawest that Intrawest has breached any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement that would give rise to the failure of certain conditions to closing, (ii) no Termination Fee is payable by Intrawest to Parent, and (iii) the Meeting is not held for any reason prior to such termination, or such termination was caused as a result of breaches by Intrawest of the Arrangement Agreement, Intrawest will pay to Parent an amount equal to Parent and Acquisitionco's (without duplication) actual out of pocket costs and expenses, including reasonable fees and expenses of their counsel, accountants, financial advisors and other experts and advisors, incidental to the preparation, negotiation and execution of the Arrangement Agreement and related documentation, up to a maximum of $10 million (less the amount of any withholding required by applicable Laws relating to all Taxes that are concurrently remitted by Intrawest to the relevant Governmental Authority and receipted) as payment in respect of such costs and expenses (the amount of such costs and expenses to be certified by a senior officer of Parent in writing in reasonable detail).

     In no event will Intrawest be required to pay in respect of the termination fee and reimbursement of expenses, in the aggregate, an amount in excess of $60 million.

TERMINATION RIGHTS

     The Arrangement Agreement may be terminated at any time prior to the Effective Time:

     -  by agreement in writing executed by Parent and Intrawest;

     - by either Intrawest or Parent, upon written notice by either one to the other if: (i) the Effective Date does not occur on or before the Termination Deadline, and the failure of the Effective Time to occur by such date is not the result of the failure on the part of the party wishing to terminate the Arrangement Agreement to fulfill any of their obligations; (ii) the Meeting is held and the Arrangement Resolutions are not passed by the Securityholders in accordance with applicable legislation and the Interim Order; or (iii) any Law makes the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement illegal or otherwise prohibited and such Law has become final and non appealable;

     - by Intrawest upon written notice to Parent, in order to enter into a definitive agreement providing for the implementation of a Superior Proposal, subject to compliance with the terms of the Arrangement Agreement;

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

     - by Intrawest upon written notice to Parent if Acquisitionco does not provide the Transfer Agent with sufficient funds to complete the transactions contemplated by the Plan of Arrangement;

     - by Parent upon written notice to Intrawest if: (i) the Board has failed to recommend the Arrangement Agreement or the Arrangement, or (ii) the Board or any committee thereof has (A) withdrawn, qualified or otherwise modified in a manner adverse to Parent and Acquisitionco, or proposed publicly to withdraw or so qualify or otherwise modify, the approval or recommendation of the Board or any committee thereof of the Arrangement Agreement or the Arrangement, or (B) approved or recommended, or proposed publicly to approve or recommend, any Acquisition Proposal;

     - by Parent upon written notice to Intrawest if, following any Acquisition Proposal that is made or publicly announced, the Board or the Special Committee fails to publicly affirm its approval or recommendation of the Arrangement within five Business Days of any written request to do so from Parent;

     - neither Parent or Acquisitionco is in material breach of its obligations under the Arrangement Agreement, and Parent gives written notice to Intrawest that Intrawest has breached any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, that would give rise to the failure of certain conditions to closing; or

     - Intrawest is not in material breach of its obligations under the Arrangement Agreement, and Intrawest gives written notice to Parent, that Parent or Acquisitionco has breached any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, that would give rise to the failure of certain conditions to closing.

PRE-ACQUISITION REORGANIZATIONS

     Intrawest agreed in the Arrangement Agreement that, upon request by Parent, Intrawest will, and will cause its subsidiaries to, at the expense of Parent, use its commercially reasonable efforts to (i) effect such reorganizations of its business, operations and assets and the integration of other affiliated businesses as Parent may request, acting reasonably (each a "PRE-ACQUISITION REORGANIZATION") and (ii) cooperate with Parent and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they can be undertaken most effectively. Parent and Acquisitionco acknowledged and agreed in the Arrangement Agreement that the Pre-Acquisition Reorganizations will not impede, delay or prevent consummation of the Arrangement, prejudice the Securityholders, require Intrawest to obtain the approval of the Shareholders, or be considered in determining whether a representation or warranty of Intrawest under the Arrangement Agreement has been breached. Parent must provide written notice to Intrawest of any proposed Pre-Acquisition Reorganization at least ten days prior to the Effective Date. Upon receipt of such notice, Parent and Intrawest have agreed, at the expense of Parent, to work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization immediately prior to the Effective Date. If the Arrangement is not completed, Parent has agreed to reimburse Intrawest for all reasonable fees and expenses (including any professional fees and expenses) incurred by Intrawest and its subsidiaries in considering and effecting a Pre-Acquisition Reorganization and Parent will be responsible for any costs of Intrawest and its subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to termination of the Arrangement Agreement at Parent's request.

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                            PRINCIPAL LEGAL MATTERS

COURT APPROVAL OF THE ARRANGEMENT AND COMPLETION OF THE ARRANGEMENT

     An arrangement under the CBCA requires Court approval. Prior to the mailing of this Circular, Intrawest obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix E to this Circular.

     Subject to the approval of the Arrangement Resolutions by Securityholders at the Meeting and to obtaining all Appropriate Regulatory Approvals, the hearing in respect of the Final Order is currently scheduled to take place on October 24, 2006 in the Court at 800 Smithe Street, Vancouver, British Columbia. Any Securityholder who wishes to appear, or to be represented, and to present evidence or arguments must serve and file a notice of appearance (a "NOTICE OF APPEARANCE") as set out in the Notice of Application for Final Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions that the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a Notice of Appearance in compliance with the Notice of Application and the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Notice of Application for Final Order is attached as Appendix F to this Circular.

     Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, then Articles of Arrangement will be filed with the Director to give effect to the Arrangement.

REGULATORY MATTERS

     The Arrangement is conditional upon the filing of all required notifications and the receipt of all required approvals under the Competition Act (Canada) (described below) and the HSR Act (described below), and the satisfaction of other regulatory requirements or the expiration of applicable waiting periods under such laws. The Arrangement is also conditional upon the applicable Minister responsible for the Investment Canada Act (Canada) being satisfied or deemed to be satisfied, that the acquisition of control of Intrawest is likely to be of net benefit to Canada (described below).

  COMPETITION ACT

     The Competition Act (Canada) requires that parties to certain merger transactions that exceed specified size thresholds ("NOTIFIABLE TRANSACTIONS") provide to the Commissioner of Competition (the "COMMISSIONER") appointed under the Competition Act prior notice of, and information relating to, the merger transaction. Notification must be made either on the basis of a short-form filing (in respect of which there is a 14-day statutory waiting period from the time a complete notification is made) or a long-form filing (in respect of which there is a 42-day waiting period from the time a complete notification is made). A merger transaction is exempt from the foregoing notification requirements if the Commissioner issues a certificate (an "ADVANCE RULING CERTIFICATE") that she is satisfied that she would not have grounds to challenge the merger transaction under the merger law, or if the Commissioner waives the notification requirements.

     The Commissioner's review of a Notifiable Transaction may take longer than the statutory waiting period. Upon completion of the Commissioner's review, the Commissioner may decide to (i) challenge the Notifiable Transaction, if the Commissioner concludes that it is likely to substantially lessen or prevent competition, or (ii) issue a "no action" letter stating that the Commissioner does not intend to challenge the Notifiable Transaction at that time but retains the authority to do so for three years after completion of the Notifiable Transaction.

     Intrawest and Acquisitionco submitted a request on September 14, 2006 that the Commissioner issue an advance ruling certificate in respect of the acquisition of Intrawest contemplated by the Arrangement. It is a condition to the completion of the Arrangement (i) that Intrawest and Acquisitionco receive an advance ruling certificate, (ii) the waiting period under Part IX of the Competition Act will have expired or been reduced by the Commissioner and the Commissioner will not have given notice that she intends to challenge the acquisition on merger grounds, or (iii) the Commissioner will have waived the notification requirements.

  HSR ACT

     Under the HSR Act, the Arrangement may not be completed until the required HSR notifications have been filed with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission, and the required waiting period has expired or been earlier terminated. Under the HSR Act, the Arrangement may not be completed until 30 days after the initial filings (unless early termination of this waiting period is granted) or, if the Antitrust Division of the Department of Justice or the Federal Trade Commission issues a request for additional information, 30 days after the parties have substantially complied with that request for additional information (unless the waiting period is terminated earlier by the reviewing agency or extended with the parties' consent). Each of the parties filed the required Notification and Report Form under the HSR Act with the U.S. Department of Justice and the Federal Trade Commission on August 30, 2006. Early termination of the HSR Act waiting period was granted by the Federal Trade Commission effective as of September 14, 2006.

  INVESTMENT CANADA ACT

     Under the Investment Canada Act, certain transactions involving the acquisition of control of a Canadian business by a non-Canadian that exceed prescribed monetary thresholds are subject to review and cannot be implemented unless the applicable Minister responsible for the Investment Canada Act is satisfied that the acquisition is likely to be of net benefit to Canada. The Minister of Canadian Heritage (for cultural activities) and the Minister of Industry (for all other activities) are the two Ministers who are responsible for reviewing transactions. Where a transaction is subject to the review requirement (a "REVIEWABLE TRANSACTION"), an application for review must be filed with the applicable Director of Investments appointed by the responsible Minister prior to the implementation of the Reviewable Transaction. The responsible Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada.

     The prescribed factors of assessment to be considered by the responsible Minister include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, utilization of Canadian products and services, and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of the investment on competition within any industry in Canada, the compatibility of the investment with national industrial, economic and cultural policies (taking into consideration corresponding provincial policies) and the contribution of the investment to Canada's ability to compete in world markets.

     The Investment Canada Act contemplates an initial review period of 45 days after filing; however, if the responsible Minister has not completed the review by that date, the responsible Minister may unilaterally extend the review period by up to 30 days (or such longer period as the Minister and the applicant may agree) to permit completion of the review. In determining whether a Reviewable Transaction is of net benefit to Canada, the responsible Minister can take into account, among other things, the previously noted factors specified in the Investment Canada Act, as well as any written undertakings that may be given by the applicant. If a notice that a Reviewable Transaction is determined not to be of net benefit to Canada is sent to the applicant, it may not be implemented (although the applicant would have an additional 30 days to make representations and submit undertakings in an effort to secure approval). If no notice is sent to the applicant by the responsible Minister within the 45-day period or the extended period, as the case may be, the Reviewable Transaction is deemed to be approved by such Minister.

     The acquisition of control of Intrawest contemplated by the Arrangement exceeds the relevant monetary thresholds and is therefore a Reviewable Transaction. The Arrangement is conditional upon Parent being advised in writing that the applicable Minister responsible for the Investment Canada Act is satisfied, or the Minister is deemed to be satisfied, that the acquisition of Intrawest contemplated by the Arrangement is likely to be of net benefit to Canada. An application for review under the Investment Canada Act was filed with the Director of Investments appointed by the Minister of Industry on September 5, 2006. Acquisitionco is in discussions with the Department of Canadian Heritage to determine whether an application for review under the Investment Canada Act is also required to be filed with the Director of Investments appointed by the Minister of Canadian Heritage.

     Intrawest expects that each of the foregoing regulatory approvals, to the extent required, will be obtained without undue delay.

CANADIAN SECURITIES LAW MATTERS

     Intrawest is a reporting issuer (or the equivalent) under applicable Canadian securities legislation in each Canadian province and is, among other things, subject to applicable securities laws of Ontario and Quebec, including Ontario Securities Commission Rule 61-501 -- Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions ("OSC RULE 61-501") and Regulation Q-27 -- Respecting Protection of Minority Securityholders in the Course of Certain Transactions ("REGULATION Q-27") of the Autorite des marches-financiers.

     Each of OSC Rule 61-501 and Regulation Q-27 is intended to regulate certain transactions to ensure equality of treatment to securityholders generally by requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties and independent valuations. In certain circumstances, approval and oversight by a special committee of independent directors are recommended thereunder. The protections of OSC Rule 61-501 and Regulation Q-27 generally apply to, among others, "business combinations" or "going private transactions" that terminate the interests of securityholders without their consent.

     The Arrangement may be considered a "business combination" under OSC Rule 61-501 because Joe S. Houssian, Intrawest's Chief Executive Officer, beneficially owns more than 1% of the outstanding Common Shares and is entitled to receive, as a consequence of the Arrangement, certain payments in respect of Intrawest Options and DSUs held by him pursuant to pre-existing compensation agreements or plans described in this Circular. Such payments will be made as described in this Circular on the same basis as to other holders of Intrawest Options and DSUs. The Arrangement Resolutions must be approved by at least two-thirds of the votes cast by Securityholders (and Shareholders) present in person or represented by proxy at the Meeting, and Mr. Houssian is entitled and intends to vote his Securities. In addition, OSC Rule 61-501 requires that the Arrangement Resolutions be approved by a majority of the Shareholders other than Mr. Houssian. Accordingly, votes attached to Common Shares beneficially owned by Mr. Houssian will be excluded in determining whether the Arrangement Resolutions have received such approval.

     As the Arrangement may also be considered a "going private transaction" for the purposes of Regulation Q-27, certain exemptions from the valuation and certain aspects of the minority approval requirements have been obtained from the Autorite des marches-financiers on the basis of compliance with the requirements of OSC Rule 61-501.

     In addition, OSC Rule 61-501 and Regulation Q-27 require Intrawest to disclose any "prior valuations" (as defined in OSC Rule 61-501 and Regulation Q-27) of Intrawest or its material assets or securities made within the 24-month period preceding the date of this Circular. After reasonable inquiry, neither Intrawest nor any director or senior officer of Intrawest has knowledge of any such "prior valuation."

STOCK EXCHANGE DELISTING AND REPORTING ISSUER STATUS

     The Common Shares are expected to be de-listed from the NYSE and TSX upon completion of the Arrangement. Intrawest will also seek to be deemed to have ceased to be a reporting issuer under the securities legislation of each of the provinces in Canada under which it is currently a reporting issuer (or equivalent) and to have the Common Shares de-registered under the U.S. Securities Exchange Act of 1934.

JUDICIAL DEVELOPMENTS

     Prior to the adoption of OSC Rule 61-501 (or its predecessor) and Regulation Q-27, Canadian courts had in few instances granted preliminary injunctions to prohibit transactions involving going private transactions (currently referred to as "business combinations" in OSC Rule 61-501). The trend both in legislation and jurisprudence in Canada has been towards permitting business combinations to proceed subject to compliance with technical procedures and disclosure requirements designed to ensure substantive fairness to minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

                        DISSENTING SHAREHOLDERS' RIGHTS

     The Plan of Arrangement provides that Registered Shareholders will have the rights of dissent contained in Section 190 of the CBCA. Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Shareholders with the right to dissent from the Arrangement Resolutions pursuant to section 190 of the CBCA, with modifications to the provisions of section 190 as provided in the Plan of Arrangement and the Interim Order. Any Registered Shareholder who dissents from the Arrangement Resolutions in compliance with section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of Common Shares held by such Dissenting Shareholder determined as of the close of business on the day before the day the Arrangement Resolutions are adopted. Shareholders are cautioned that fair value could be determined to be less than the $35.00 payable pursuant to the terms of the Arrangement.

     Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. ONE CONSEQUENCE OF THIS PROVISION IS THAT ONLY A REGISTERED SHAREHOLDER MAY EXERCISE THE DISSENT RIGHTS IN RESPECT OF COMMON SHARES THAT ARE REGISTERED IN THAT SHAREHOLDER'S NAME.

     In many cases, shares beneficially owned by a Non-Registered Shareholder are registered either (a) in the name of an Intermediary or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Shareholder will not be entitled to exercise its Dissent Rights directly (unless the shares are re-registered in the Non-Registered Shareholder's name). A Non-Registered Shareholder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of its shares and either (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Shareholder's behalf (which, if the Common Shares are registered in the name of CDS or other clearing agency, may require that such Common Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Common Shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Shareholder would be able to exercise the Dissent Rights directly.

     A REGISTERED SHAREHOLDER WHO WISHES TO DISSENT MUST PROVIDE A DISSENT NOTICE TO INTRAWEST AT SUITE 800, 200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3L6 (ATTENTION: GENERAL COUNSEL) AT OR BEFORE 5:00 P.M. (VANCOUVER
TIME) ON MONDAY, OCTOBER 16, 2006 (OR 5:00 P.M. (VANCOUVER TIME) ON THE DAY THAT IS ONE BUSINESS DAY IMMEDIATELY PRECEDING ANY ADJOURNED OR POSTPONED MEETING). IT IS IMPORTANT THAT REGISTERED SHAREHOLDERS STRICTLY COMPLY WITH THIS REQUIREMENT, WHICH IS DIFFERENT FROM THE STATUTORY DISSENT PROVISIONS OF THE CBCA.

     The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a Registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolutions will no longer be considered a Dissenting Shareholder with respect to that class of shares voted in favour of the Arrangement Resolutions, being the Common Shares. The CBCA does not provide, and Intrawest will not assume, that a proxy submitted instructing the proxyholder to vote against the Arrangement Resolutions, that a vote against the Arrangement Resolutions or that an abstention constitutes a Dissent Notice, but a Registered Shareholder need not vote its Common Shares against the Arrangement Resolutions in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolutions does not constitute a Dissent Notice. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolutions, must be validly revoked in order to prevent the proxyholder from voting such Common Shares in favour of the Arrangement Resolutions and thereby causing the Registered Shareholder to forfeit its Dissent Rights. See "Information Concerning the Meeting and Voting."

     A Dissenting Shareholder who has not withdrawn its Dissent Notice prior to the Meeting must, within 20 days after receipt of notice that the Arrangement Resolutions have been adopted, or if the Dissenting Shareholder does not receive such notice, within 20 days after learning that the Arrangement Resolutions have been adopted, send to Intrawest care of the Transfer Agent a written notice (a "DEMAND FOR PAYMENT") containing its name and address, the number of Common Shares in respect of which it dissents (the "DISSENTING COMMON SHARES") and a demand for payment of the fair value of such Common Shares. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send to Intrawest or the Transfer Agent certificates representing its Dissenting Common Shares. The Transfer Agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to make a Demand for Payment in the time required or to send certificates representing Dissenting Common Shares has no right to make a claim under section 190 of the CBCA.

     Under section 190 of the CBCA, after sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Shareholder in respect of its Dissenting Common Shares other than the right to be paid the fair value of the Dissenting Common Shares as determined pursuant to the Interim Order, unless
(i) the Dissenting Shareholder withdraws its Dissent Notice before Intrawest makes an Offer to Pay, or (ii) Intrawest fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting Shareholder withdraws the Demand for Payment, in which case the Dissenting Shareholder's rights as a Shareholder will be reinstated. Pursuant to the Plan of Arrangement, in no case will Intrawest or any other person be required to recognize any Dissenting Shareholder as a Shareholder after the Effective Date, and the names of such Shareholders shall be deleted from the list of Registered Shareholders at the Effective Date.

     Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined to be entitled to be paid fair value for their Dissenting Common Shares will be deemed to have transferred such Dissenting Common Shares to Acquisitionco at the time set forth in the Plan of Arrangement.

     Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting Common Shares, will be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Date.

     Intrawest is required, not later than seven days after the later of the Effective Date and the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for its Dissenting Common Shares an amount considered by the Board to be the fair value of the Common Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Intrawest must pay for the Dissenting Common Shares of a Dissenting Shareholder within ten days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if Intrawest does not receive an acceptance within 30 days after the Offer to Pay has been made.

     If Intrawest fails to make an Offer to Pay for a Dissenting Shareholder's Common Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, Intrawest may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Common Shares of Dissenting Shareholders. If Intrawest fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

     Before making any such application to a court itself after receiving a notice that a Dissenting Shareholder has made an application to a court, Intrawest will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Shareholders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissenting Common Shares of all Dissenting Shareholders. The final order of a court will be rendered against Intrawest in favour of each Dissenting Shareholder for the amount of the fair value of its Dissenting Common Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment. Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Common Shares as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the consideration under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder's Dissenting Common Shares.

     THE FOREGOING IS ONLY A SUMMARY OF THE DISSENTING SHAREHOLDER PROVISIONS OF THE CBCA (AS MODIFIED BY THE PLAN OF ARRANGEMENT AND THE INTERIM ORDER), WHICH ARE TECHNICAL AND COMPLEX. A COMPLETE COPY OF SECTION 190 OF THE CBCA IS ATTACHED AS APPENDIX G TO THIS CIRCULAR. IT IS RECOMMENDED THAT ANY REGISTERED SHAREHOLDER WISHING TO AVAIL ITSELF OF ITS DISSENT RIGHTS UNDER THOSE PROVISIONS SEEK LEGAL ADVICE, AS FAILURE TO COMPLY STRICTLY WITH THE PROVISIONS OF THE CBCA (AS MODIFIED BY THE PLAN OF ARRANGEMENT AND THE INTERIM ORDER) MAY PREJUDICE ITS DISSENT RIGHTS.

     For a general summary of certain income tax implications to a Dissenting Shareholder, see "Certain Tax Considerations for Shareholders."

                        INFORMATION CONCERNING INTRAWEST

     Intrawest is one of the world's leading destination resort and adventure-travel companies. The company has a network of nine mountain resorts throughout North America, including Whistler Blackcomb, a host venue for the 2010 Winter Olympic and Paralympic Games. Intrawest owns a 15% interest in Mammoth Mountain in California, 100% of Canadian Mountain Holidays Inc., a leader in the heli-skiing industry, and a 67% interest in Abercrombie & Kent Group of Companies, S.A., a leader in luxury adventure travel. The Intrawest network also includes Sandestin Golf and Beach Resort in Florida and Club Intrawest, a private resort club with nine locations throughout North America. Intrawest develops real estate at its resorts and at other locations across North America and in Europe. Additional information about Intrawest can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

PRINCIPAL SHAREHOLDERS

     According to securities filings made by Pirate Capital LLC, as at August 10, 2006, Pirate Capital exercised control or direction over 8,928,570 Common Shares, representing approximately 18.2% of Common Shares as of that date. This represents approximately 17.2% of the Securities eligible to be voted at the Meeting. Other than Pirate Capital LLC, the directors and executive officers of Intrawest are not aware of any Shareholder that, directly or indirectly, beneficially owns or exercises control over 10% or more of the Common Shares, based on information available as at September 20, 2006.

AUDITORS AND AUDIT COMMITTEE

     KPMG LLP has served as the auditors of Intrawest since 1997. Intrawest is required to have an audit committee. The directors who are members of the committee are David King, Gordon MacDougall and Paul Manheim.

DOCUMENTS INCORPORATED BY REFERENCE

     The following documents of Intrawest, filed with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Circular:

     - the Annual Information Form of Intrawest dated September 20, 2006 for the fiscal year ended June 30, 2006;

     - the audited consolidated financial statements of Intrawest for the fiscal year ended June 30, 2006, together with the notes thereto and the auditors' report thereon;

     - management's discussion and analysis for the fiscal year ended June 30, 2006; and

     - the material change report of Intrawest dated August 18, 2006, regarding the execution and delivery of the Arrangement Agreement.

     All documents of the type referred to above (other than any confidential material change reports) that are filed by Intrawest with a securities commission or any similar authority in Canada after the date of this Circular and prior to the Meeting will be deemed to be incorporated by reference into this Circular.

     Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

     The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

     Copies of the documents incorporated by reference into this Circular may be obtained on request without charge from Intrawest's Corporate Secretary at Suite 800, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6 (telephone:
(604) 669-9777), and are also available electronically at www.sedar.com.

           INFORMATION CONCERNING FORTRESS, ACQUISITIONCO AND PARENT

     The following information about Fortress, the Fortress Funds, Acquisitionco and Parent is a general summary only and is not intended to be comprehensive.

  FORTRESS INVESTMENT GROUP LLC

     Fortress Investment Group LLC is a leading global investment and asset management firm with approximately $23 billion in equity capital under management. Fortress is headquartered in New York, and its affiliates have offices in Dallas, Frankfurt, Geneva, Hong Kong, London, Rome, San Diego, Sydney and Toronto.

     Fortress manages capital for a diverse group of investors, including approximately 300 leading pension funds, endowments and foundations, financial institutions, funds of funds and high net worth individuals. Fortress' businesses include, among others, private equity, special opportunities and a Canadian income trust vehicle.

  THE FORTRESS FUNDS

     The Fortress Funds are 18 private equity funds that are managed by Fortress Investment Group LLC or by an affiliate of Fortress Investment Group LLC. The Fortress Funds primarily make long-term investments in cash flowing businesses and asset portfolios in North America and Western Europe. These funds have grown to become leading private equity funds by acquiring businesses and building them in partnership with management. The Fortress Funds focus on acquiring cash flowing asset-based businesses that offer (i) downside protection in the form of tangible collateral and diversified cash flows, (ii) upside potential from improvements to the operations, and (iii) opportunities for growth and strategic development of the underlying businesses.

  ACQUISITIONCO

     Acquisitionco is an Alberta unlimited liability company owned by Parent.

  PARENT

     Parent is a Luxembourg company owned by the Fortress Funds.

     The Arrangement was entered into between Wintergames Acquisition LLC, a Delaware limited liability company owned by the Fortress Funds, 3167113 Nova Scotia Company, a Nova Scotia unlimited liability company owned by Wintergames Acquisition LLC, and Intrawest. On September 20, 2006, 3167113 Nova Scotia Company assigned all of its right, title and interest in and to the Arrangement Agreement to Wintergames Acquisition ULC and Wintergames Acquisition ULC assumed all of the obligations of 3167113 Nova Scotia Company under the Arrangement Agreement. In addition, on September 20, 2006, Wintergames Acquisition LLC assigned to Wintergames S.a.r.l. all of its right, title and interest in and to the Arrangement Agreement and Wintergames S.a.r.l. assumed all of the obligations of Wintergames Acquisition LLC under the Arrangement Agreement.

                 INTRAWEST MARKET PRICE AND TRADING VOLUME DATA

     The Common Shares are listed and posted for trading on the NYSE and the TSX under the symbols "IDR" and "ITW," respectively. As of September 18, 2006, there were 49,066,926 Common Shares issued and outstanding.

     The following table summarizes the market price and volumes of trading of the Common Shares on the NYSE for each of the periods indicated:

                                                               PRICE RANGE
                                                              -------------
                                                              HIGH     LOW      VOLUME
                                                              -----   -----   ----------
                                                               ($)     ($)
FISCAL 2006/2007
July........................................................  32.02   27.58    4,027,500
August......................................................  34.63   25.80   16,296,100
September (to September 18).................................  34.62   34.41    4,431,800
FISCAL 2005/2006
First Quarter...............................................  27.45   23.30    7,706,100
Second Quarter..............................................  29.45   23.19    9,449,900
Third Quarter...............................................  34.29   26.31   14,157,600
Fourth Quarter..............................................  37.69   30.52   18,246,000
FISCAL 2004/2005
First Quarter...............................................  19.04   14.46    4,627,000
Second Quarter..............................................  23.02   18.16    6,914,000
Third Quarter...............................................  23.41   18.32    9,563,500
Fourth Quarter..............................................  24.32   18.63    9,649,000
FISCAL 2003/2004
First Quarter...............................................  14.48   12.34    3,123,000
Second Quarter..............................................  19.52   14.00    5,437,600
Third Quarter...............................................  19.29   16.27    6,570,900
Fourth Quarter..............................................  17.92   13.57    4,614,600

     The following table summarizes the market prices and volumes of trading of the Common Shares on the TSX for each of the periods indicated:

                                                                 PRICE RANGE
                                                              -----------------
                                                               HIGH       LOW      VOLUME
                                                              -------   -------   ---------
                                                              (CDN.$)   (CDN.$)
FISCAL 2006/2007
July........................................................   37.00     31.15      876,559
August......................................................   38.71     29.10    2,936,235
September (to September 18).................................   38.85     37.28      331,836
FISCAL 2005/2006
First Quarter...............................................   32.48     28.17    3,641,506
Second Quarter..............................................   34.97     25.26    4,186,234
Third Quarter...............................................   39.88     30.31    4,281,225
Fourth Quarter..............................................   41.94     33.69    3,277,917
FISCAL 2004/2005
First Quarter...............................................   24.00     18.90    4,719,364
Second Quarter..............................................   27.62     21.75    3,278,241
Third Quarter...............................................   27.59     22.43    5,032,704
Fourth Quarter..............................................   30.19     22.57    6,202,535
FISCAL 2003/2004
First Quarter...............................................   19.40     17.10    5,043,186
Second Quarter..............................................   25.41     18.86    6,075,748
Third Quarter...............................................   25.62     21.25    5,717,880
Fourth Quarter..............................................   23.48     18.69    2,687,314

     On February 27, 2006, the last trading day on the NYSE and the TSX prior to the announcement that Intrawest was reviewing strategic options for enhancing shareholder value, the closing price of the Common Shares on the NYSE was $29.12 and on the TSX was Cdn. $33.20 per Common Share. On August 10, 2006, the last trading day on the NYSE and the TSX prior to the announcement of the Arrangement, the closing price of the Common Shares on the NYSE was $26.51 and on the TSX was Cdn. $29.79.

                  CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of McCarthy Tetrault LLP, Canadian counsel to Intrawest, the following summary describes the principal Canadian federal income tax considerations generally applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, holds Common Shares as capital property, deals at arm's length with Intrawest and Acquisitionco, and is not affiliated with Intrawest or Acquisitionco. Generally, Common Shares will be capital property to a Shareholder unless the Common Shares are held or were acquired in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade. Certain Shareholders who are residents of Canada for purposes of the Tax Act and whose Common Shares might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Common Shares and every other "Canadian security" (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Such Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

     This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "REGULATIONS") and counsel's understanding of the current administrative policies and assessing practices of the CRA made publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "PROPOSED AMENDMENTS") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary. This summary assumes that the Common Shares will be listed on the TSX at the time that the Common Shares are acquired by Acquisitionco under the Arrangement. No advance income tax ruling has been sought or obtained from CRA with respect to any of the transactions forming part of the Arrangement.

     THIS SUMMARY IS NOT APPLICABLE TO A SHAREHOLDER (I) THAT IS, FOR THE PURPOSES OF CERTAIN RULES IN THE TAX ACT APPLICABLE TO SECURITIES HELD BY FINANCIAL INSTITUTIONS, A "FINANCIAL INSTITUTION" (AS DEFINED IN THE TAX ACT), OR (II) WHO ACQUIRED COMMON SHARES UPON THE EXERCISE OF AN INTRAWEST OPTION. HOLDERS OF INTRAWEST OPTIONS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THE ARRANGEMENT FOR HOLDERS OF INTRAWEST OPTIONS.

     THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT, AND IS NOT INTENDED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. ACCORDINGLY, SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

CURRENCY TRANSLATION

     All amounts relevant to the computation of income under the Tax Act must be reported in Canadian dollars. Any amount that is expressed or denominated in a currency other than Canadian dollars, including adjusted cost base and proceeds of disposition, must be converted into Canadian dollars based on the spot currency exchange rate prevailing on the date each such amount arises.

SHAREHOLDERS RESIDENT IN CANADA

     The following portion of this summary is generally applicable to a Shareholder who is a resident of Canada for purposes of the Tax Act (a "RESIDENT SHAREHOLDER").

 Disposition of Common Shares

     A Resident Shareholder who disposes of Common Shares under the Arrangement will realize a capital gain (or a capital loss) equal to the amount by which the cash received by the Resident Shareholder under the Arrangement exceeds (or is less than) the aggregate of the adjusted cost base of the Common Shares to the Resident Shareholder and any reasonable costs of disposition.

     Generally, a Resident Shareholder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "TAXABLE CAPITAL GAIN") realized by the Resident Shareholder in the year. A Resident Shareholder is required to deduct one-half of the amount of any capital loss (an "ALLOWABLE CAPITAL LOSS") realized in a taxation year from taxable capital gains realized in the year, and allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Shareholder in such years, to the extent and in the circumstances prescribed by the Tax Act.

     The amount of any capital loss realized by a Resident Shareholder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Common Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a partnership or trust of which a corporation is a member or a beneficiary is a member of a partnership or a beneficiary of a trust that owns Common Shares. Resident Shareholders to whom these rules may apply should consult their own tax advisors.

     A Resident Shareholder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on its "aggregate investment income," which is defined to include an amount in respect of taxable capital gains.

     Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. Resident Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.

  Dissenting Shareholders

     A Resident Shareholder who exercises Dissent Rights (a "RESIDENT DISSENTING SHAREHOLDER") will transfer such holder's Common Shares to Acquisitionco in exchange for payment by Acquisitionco of the fair value of such Common Shares. In general, a Resident Dissenting Shareholder will realize a capital gain (or capital loss) equal to the amount by which the cash received in respect of the fair value of the holder's Common Shares (other than in respect of interest awarded by a court) exceeds (or is less than) the aggregate of the adjusted cost base of such Common Shares and any reasonable costs of disposition. See "Disposition of Common Shares" above.

     Interest awarded by a court to a Resident Dissenting Shareholder will be included in the shareholder's income for the purposes of the Tax Act. Resident Dissenting Shareholders should consult their own tax advisors.

SHAREHOLDERS NOT RESIDENT IN CANADA

     The following portion of this summary is applicable to a Shareholder who is not a resident of Canada for purposes of the Tax Act (a "NON-RESIDENT SHAREHOLDER") and holds Common Shares as capital property. Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is either an insurer carrying on business in Canada and elsewhere or an authorized foreign bank. Such Non-Resident Shareholders should consult their own tax advisors.

Disposition of Common Shares

     A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares under the Arrangement unless the Common Shares are "taxable Canadian property" (within the meaning of the Tax Act) to the Non-Resident Shareholder at the time of the disposition and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty.

     Generally, Common Shares will not be taxable Canadian property to a Non-Resident Shareholder at the time of disposition under the Arrangement provided that (i) the Common Shares are listed on a prescribed stock exchange (which includes the TSX) at that time, and (ii) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length, or the Non-Resident Shareholder together with all such persons, has not owned 25% or more of the issued shares of any class or series of the capital stock of Intrawest (including the Non-Resort Preferred Shares, the last redemption of which occurred in November 2002) at any time during the 60-month period that ends at the time of disposition under the Arrangement. Notwithstanding the foregoing, Common Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

     Even if Common Shares are considered to be taxable Canadian property of a Non-Resident Shareholder at the time of disposition under the Arrangement, the Non-Resident Shareholder may be exempt from tax under the Tax Act pursuant to the terms of any applicable income tax treaty. Non-Resident Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable income tax treaty in their particular circumstances.

     In the event that the Common Shares constitute taxable Canadian property to a Non-Resident Shareholder and any capital gain realized by the Non-Resident Shareholder on the disposition of Common Shares under the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty, then the tax consequences described above under the heading "Shareholders Resident in Canada -- Disposition of Common Shares" will generally apply. A Non-Resident Shareholder disposing of taxable Canadian property must file a Canadian tax return reporting such gain and pay the requisite Canadian tax thereon or where relief under an income tax treaty is available, assert a claim for such relief in the return.

  Dissenting Shareholders

     A Non-Resident Shareholder who exercises Dissent Rights (a "NON-RESIDENT DISSENTING SHAREHOLDER") will transfer such holder's Common Shares to Acquisitionco in exchange for payment by Acquisitionco of the fair value of such Common Shares. In general, the tax treatment of a Non-Resident Dissenting Shareholder will be similar to that of a Non-Resident Shareholder who participates in the Arrangement. See "Shareholders Not Resident in Canada -- Disposition of Common Shares" above.

     The amount of any interest awarded by a court to a Non-Resident Dissenting Shareholder will be subject to Canadian withholding tax at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty. Non-Resident Dissenting Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax treaty in their particular circumstances.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     IRS CIRCULAR 230 DISCLOSURE: TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE (THE "IRS"), YOU ARE HEREBY NOTIFIED
THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY YOU, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"); (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

     The following is a summary of the material U.S. federal income tax considerations applicable to U.S. Holders and Non-U.S. Holders (as defined below) arising from and relating to the Arrangement. This summary is based on the provisions of the Code, existing, temporary and proposed regulations promulgated under the Code and administrative and judicial interpretations of the Code, as of the date of this Circular and all of which are subject to change, possibly with retroactive effect. No advance income tax ruling has been sought or obtained from the IRS regarding the tax consequences of the transactions described in this Circular.

     This summary does not discuss all U.S. federal income tax considerations that may be relevant to Shareholders in light of their particular circumstances or to certain Shareholders that may be subject to special treatment under U.S. federal income tax laws (for example, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons that hold Common Shares as part of a straddle, hedging, constructive sale or conversion transaction, U.S. Holders whose functional currency is not the U.S. dollar, persons that own or have owned, actually or constructively, 10% or more of the Common Shares, and other than as specifically provided below, Shareholders who acquired Common Shares through exercise of employee stock options or otherwise as compensation for services). This summary is limited to Shareholders that hold their Common Shares as capital assets as defined in Section 1221 of the Code and does not consider the tax treatment of Shareholders that hold Common Shares through a partnership or other pass through entity. Furthermore, other than as specifically provided below, this summary does not discuss aspects of U.S. federal income taxation that may be applicable to holders of

Intrawest Options or any other interests in Intrawest that were acquired in connection with the performance of services resulting from the Arrangement, nor does it address any aspects of foreign, state or local taxation.

     SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY FOREIGN, STATE OR LOCAL TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

     As used herein, "U.S. Holder" means a beneficial owner of Common Shares that for U.S. federal income tax purposes is (i) a citizen or resident of the U.S., (ii) a corporation, limited liability company or partnership created or organized in or under the laws of the U.S. or any political subdivision thereof (including the States and the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source,
(iv) a trust if a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons, as defined in Section 7701(a)(3) of the Code, have authority to control all substantial decisions of the trust, or (v) any other person that is subject to U.S. federal income tax on its worldwide income. If a partnership or other flow-through entity holds Common Shares, the U.S. federal income tax treatment of a partner or other owner generally will depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity. A Shareholder that is a partner of the partnership or an owner of another flow-through entity holding Common Shares should consult its own tax advisors. As used herein, the term "Non-U.S. Holder" means a beneficial owner of Common Shares that is not a U.S. Holder.

U.S. HOLDERS

 DISPOSITION OF COMMON SHARES PURSUANT TO THE ARRANGEMENT

     The exchange by a U.S. Holder of Common Shares for cash pursuant to the Arrangement will be treated as a taxable sale for U.S. federal income tax purposes. Consequently, a U.S. Holder will recognize a gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received (at its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition and including the amount of any Canadian withholding tax) in exchange for the U.S. Holder's Common Shares in the Arrangement and (b) the U.S. Holder's adjusted tax basis in such Common Shares. In the case of a U.S. Holder (that is a Shareholder) that dissents from the Arrangement, the gain or loss will be equal to the difference between the amount of cash received (at its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount received is denominated in Canadian dollars and including the amount of any Canadian withholding tax) and the U.S. Holder's adjusted tax basis in its Common Shares surrendered in the exchange. Assuming Intrawest was not at any relevant time classified as a PFIC, as defined below under "Passive Foreign Investment Company Considerations," a gain or loss on the exchange of Common Shares will be a capital gain or loss if such shares were held by a U.S. Holder as a capital asset. Further, the gain or loss will be a long-term capital gain or loss if the U.S. Holder has held its Common Shares for more than one year at the time of the exchange. Any such gain or loss will generally be gain or loss from sources within the U.S. for foreign tax credit purposes unless the gain is attributable to an office or other fixed place of business maintained by the U.S. Holder outside the U.S. and certain other conditions are met.

     Preferential U.S. federal income tax rates apply to long-term capital gains of U.S. Holders other than corporations. The current maximum tax rate is 15%. There are currently no preferential U.S. federal income tax rates for long-term capital gains of U.S. Holders that are corporations. The deductibility of capital losses is subject to limitations.

  PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

     For U.S. federal income tax purposes, a corporation is classified as a passive foreign investment company ("PFIC") for each taxable year in which either (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes), or (ii) on average for such taxable year, 50% or more in value of its assets produce passive income or are held for the production of passive income. In determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

     Special, generally adverse, rules would apply to a U.S. Holder if Intrawest were classified as a PFIC during any taxable year in such Shareholder's holding period for its Common Shares. Under those rules, unless the U.S. Holder timely and validly made certain elections (either a "qualifying electing fund" election or a "mark to market" election), the U.S. Holder may be subject to the imposition of additional tax and an interest charge when its Common Shares are disposed of. Historically, Intrawest has not completed, and Intrawest does not currently intend to complete, the actions necessary for U.S. holders to make a qualifying electing fund election. This conclusion is a factual determination that is made annually. Intrawest has not made a determination of its PFIC status for each of its past tax years. It did consider its PFIC status in 1997 and 2002, and concluded that, based on the nature of its income, assets and activities, it was not a PFIC in 1997 or 2002, and that it did not expect to be classified as a PFIC for any future taxable year. Other than as described above, Intrawest has not made any determinations regarding its PFIC status.

     While there can be no assurance with respect to the classification of Intrawest as a PFIC, Intrawest does not believe that it is currently a PFIC.

     U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF THE PFIC RULES.

  FOREIGN TAX CREDITS FOR CANADIAN TAXES PAID OR WITHHELD

     A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for U.S. federal income tax purposes. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax.

     The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel or accountant regarding the foreign tax credit rules and the application of the foreign tax credit rules to the Arrangement.

NON-U.S. HOLDERS

  DISPOSITION OF COMMON SHARES PURSUANT TO THE ARRANGEMENT

     Non-U.S. Holders will not be subject to U.S. federal income tax on gain realized as a result of the exchange by such Shareholder of Common Shares for cash pursuant to the Arrangement, unless the gain or income, if any, is effectively connected with a U.S. trade or business of the Non-U.S. Holder or, in the case of gain realized by an individual Non-U.S. Holder, the individual is present in the U.S. for 183 days or more during the taxable year of disposition and certain other conditions are satisfied.

BACK-UP WITHHOLDING AND INFORMATION REPORTING

     Back-up withholding tax is not a separate tax. Any amounts withheld under the back-up withholding rules are generally allowable as a credit against a Shareholder's U.S. federal income tax liability (if any), which may entitle the Shareholder to a refund, provided that the required information is furnished to the IRS.

  U S. HOLDERS

     Payments of cash received by a U.S. Holder in exchange for Common Shares (including Common Shares received by U.S. Holders exercising Intrawest Options pursuant to the Arrangement) pursuant to the Arrangement generally may be subject to the information reporting requirements of the Code and may be subject to back-up withholding tax, at the rate of 28%, unless the U.S. Holder (i) establishes that it is a corporation or other exempt holder, or (ii) provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from back-up withholding has occurred.

  NON-U.S. HOLDER

     In general, a Non-U.S. Holder will not be subject to back-up withholding and information reporting with respect to payments of cash received by such Non-U.S. Holder in exchange for Common Shares if such Non-U.S. Holder provides a properly completed Internal Revenue Service Form W-8BEN or such other applicable certification in order to establish its exemption from information reporting and back-up withholding.

     Shareholders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and back-up withholding tax rules, and the application of the information reporting and back-up withholding tax rules to the Arrangement.

     THE DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX EFFECTS THAT MAY APPLY TO A SHAREHOLDER. EACH SHAREHOLDER IS STRONGLY ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO IT OF THE ARRANGEMENT, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

OPTIONHOLDERS

     OPTIONHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE CANADIAN AND U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Arrangement will be passed upon by McCarthy Tetrault LLP, Fried, Frank Harris, Shriver & Jacobson LLP and Morrison & Foerster LLP on behalf of Intrawest and by Goodmans LLP and Skadden, Arps, Slate, Meagher & Flom LLP on behalf of Parent and Acquisitionco. As at the date of this Circular, partners and associates of McCarthy Tetrault LLP own beneficially, directly or indirectly, less than 1% of the outstanding securities of Intrawest and its associates and affiliates.

                             ADDITIONAL INFORMATION

     Information contained herein is given as of September 20, 2006, except as otherwise noted.

     Additional information relating to Intrawest, including Intrawest's most current Annual Information Form (together with documents incorporated therein by reference), the comparative consolidated financial statements of Intrawest for the financial year ended June 30, 2006, together with the report of the auditors thereon, management's discussion and analysis of Intrawest's financial condition and results of operations for fiscal 2006 which provide financial information concerning Intrawest can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of those documents, as well as any additional copies of this Circular, are available without charge upon written request to Intrawest's Corporate Secretary.

                        QUESTIONS AND FURTHER ASSISTANCE

     If you have any questions about the information contained in this Circular or require assistance in completing your proxy form, please contact Georgeson, Intrawest's proxy solicitation agent, toll-free at 1-866-390-5292.

                             APPROVAL OF INTRAWEST

     The contents and mailing to Securityholders of this Circular have been approved by the Board.


                                                 /s/ Joe S. Houssian
Vancouver, British Columbia                      Joe S. Houssian
September 20, 2006                               Chairman and Chief Executive Officer

                        CONSENT OF GOLDMAN, SACHS & CO.

September 20, 2006

Board of Directors
Intrawest Corporation
200 Burrard Street, Suite 800
Vancouver, BC V6C 3L6
Canada

Re: Notice of Special Meeting and Management Information Circular dated September 20, 2006

Madame and Gentlemen:

     Reference is made to our opinion letter, dated August 10, 2006, with respect to the fairness from a financial point of view to the holders of the outstanding common shares, without par value (the "Common Shares"), of Intrawest Corporation (the "Company") of the $35.00 per Common Share in cash to be received by such holders pursuant to the Agreement (as defined in the opinion letter).

     The foregoing opinion letter was provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, directors' circular or any other document, except in accordance with our prior written consent. We understand that the Company has determined to include our opinion in the above-referenced Notice of Special Meeting and Management Information Circular.

     In that regard, we hereby consent to the reference to our opinion under the captions "Summary of Management Information Circular -- Reasons for the Arrangement," "Summary of Management Information Circular -- Fairness Opinion," "The Arrangement -- Background to the Arrangement Agreement," "The Arrangement -- Reasons for the Arrangement" and "The Arrangement -- Fairness Opinion" and to the inclusion of the foregoing opinion in the Management Information Circular.

                                         GOLDMAN, SACHS & CO.

                                         [GOLDMAN SACHS & CO.]

                        CONSENT OF MCCARTHY TETRAULT LLP

     We hereby consent to the reference to our opinion contained under "Certain Canadian Federal Income Tax Considerations" in the management information circular of Intrawest Corporation dated September 20, 2006 (the "CIRCULAR") and to the inclusion of the foregoing opinion in the Circular.

Dated September 20, 2006                         MCCARTHY TETRAULT LLP


                                         [MCCARTHY TETRAULT LLP]

                               GLOSSARY OF TERMS

     The following glossary of terms used in this Circular, including the Summary, but not including the Appendices, is provided for ease of reference:

     "6.875% NOTES" means the 6.875% Senior Notes due October 15, 2009 issued by Intrawest pursuant to an indenture dated as of October 6, 2004 between Intrawest and JPMorgan Chase Bank and CIBC Mellon Trust Company.

     "7.50% NOTES" means the 7.50% Senior Notes due October 15, 2013 issued by Intrawest on each of October 9, 2003 and October 6, 2004 pursuant to an indenture dated as of October 9, 2003 between Intrawest and JPMorgan Chase Bank and CIBC Mellon Trust Company.

     "ACQUISITIONCO" means (a) 3167113 Nova Scotia Company, an unlimited liability company incorporated under the laws of the Province of Nova Scotia, prior to the assignment by 3167113 Nova Scotia Company of its rights under the Arrangement Agreement and the assumption by Wintergames Acquisition ULC of the obligations of 3167113 Nova Scotia Company under the Arrangement Agreement, and
(b) Wintergames Acquisition ULC, an Alberta unlimited liability company, following such assignment and assumption.

     "ACQUISITION PROPOSAL" means, at any time, any proposal or offer (written or oral) relating to the acquisition by any person, or two or more persons acting "jointly or in concert" (within the meaning of that expression as used in the Securities Act (British Columbia)), of more than 20% of the Common Shares outstanding at such time or assets (including shares of subsidiaries) of Intrawest or any of its subsidiaries at such time representing more than 20% of the book value or fair market value (each on a consolidated basis) of the total assets of Intrawest and its subsidiaries, taken as a whole (including a lease having the same economic effect as a purchase of assets), whether by way of plan of arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution or other business combination, sale of assets, take over bid, tender offer, share exchange, exchange offer or otherwise, other than the Arrangement and the other transactions contemplated by the Arrangement Agreement.

     "AFFILIATE" has the meaning ascribed to it in the Securities Act (British Columbia).

     "APPROPRIATE REGULATORY APPROVALS" means those sanctions, rulings, orders, determinations, exemptions, licences, permits, certificates and other consents, approvals and authorizations (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of, and notifications to and filings and registrations with, Governmental Authorities set forth in Schedule B to the Arrangement Agreement.

     "ARRANGEMENT" means an arrangement under the provisions of section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement, as amended, varied or supplemented from time to time.

     "ARRANGEMENT AGREEMENT" means the arrangement agreement dated August 10, 2006, between Parent, Acquisitionco and Intrawest as the same may be amended from time to time.

     "ARRANGEMENT RESOLUTIONS" means the resolutions to be considered and, if thought fit, passed by the Securityholders at the Meeting and set out in Appendix A to this Circular.

     "ARTICLES OF ARRANGEMENT" means the articles of arrangement of Intrawest in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made.

     "ASSOCIATE" has the meaning ascribed to it in the Securities Act (British Columbia).

     "BOARD" means the Board of Directors of Intrawest.

     "BUSINESS DAY" means any day on which commercial banks are generally open for business in Vancouver, British Columbia and New York, NY other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia under the laws of the Province of British Columbia or the federal laws of Canada or in New York, NY under the laws of the State of New York.

     "CBCA" means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended from time to time.

     "CDS" means The Canadian Depository for Securities Limited.

     "CERTIFICATE OF ARRANGEMENT" means the certificate of arrangement giving effect to the Arrangement issued pursuant to subsection 192(7) of the CBCA.

     "CIRCULAR" means this management information circular of Intrawest, including the Notice of Special Meeting and all schedules, appendices and exhibits and all documents incorporated by reference herein.

     "COMMISSIONER" has the meaning ascribed thereto under "Principal Legal Matters -- Regulatory Matters -- Competition Act."

     "COMMITMENT LETTER" means the commitment letter dated August 10, 2006 made by Lehman Brothers Inc., Lehman Commercial Paper Inc., Deutsche Bank Securities Inc., Deutsche Bank AG, Cayman Islands Branch, Bear, Stearns & Co. Inc. and Bear Stearns Corporate Lending Inc. in favour of Fortress.

     "COMMON SHARES" means the issued and outstanding common shares in the capital of Intrawest.

     "COMMON SHARE LETTER OF TRANSMITTAL" means the letter of transmittal to be sent by Intrawest to Shareholders for use in connection with the Arrangement.

     "CONFIDENTIALITY AGREEMENT" means the Confidentiality Agreement dated March 29, 2006 between Fortress and Intrawest, as amended.

     "CONTRACT" means any contract, agreement, licence, franchise, lease, arrangement, commitment or understanding to which Intrawest or any of its subsidiaries is a party or by which Intrawest or any of its subsidiaries is bound.

     "CORPORATION" means Intrawest Corporation, a corporation continued under the CBCA.

     "COURT" means the Supreme Court of British Columbia.

     "CRA" means the Canada Revenue Agency.

     "DEMAND FOR PAYMENT" has the meaning ascribed to it under "Dissenting Shareholders' Rights."

     "DEPOSITARY" means CIBC Mellon Trust Company or such other person as is appointed by Acquisitionco, with the consent of Intrawest, not to be unreasonably refused, to act as depositary for the purposes of the Arrangement.

     "DIRECTOR" means the Director appointed pursuant to Section 260 of the CBCA.

     "DISSENT NOTICE" means the written objection of a Registered Shareholder to the Arrangement Resolutions, submitted to Intrawest in accordance with the Dissent Procedures.

     "DISSENT PROCEDURES" means the dissent procedures, as described under the heading "Dissenting Shareholders' Rights."

     "DISSENT RIGHTS" means the rights of dissent of a Registered Shareholder in respect of the Arrangement Resolutions described in the Plan of Arrangement.

     "DISSENTING COMMON SHARES" means the Common Shares in respect of which a Dissenting Shareholder dissents.

     "DISSENTING SHAREHOLDER" means a Shareholder who properly exercises Dissent Rights in respect of the Arrangement in strict compliance with the Dissent Rights and who has not withdrawn their notice of dissent.

     "DSU" means:

          (a) in the case of the Intrawest Director DSU Plan, all of the deferred share units credited to the participants thereunder immediately prior to the Effective Time;

          (b) in the case of the Intrawest Key Executive DSU Plan, all of the deferred share units credited to the participants thereunder immediately prior to the Effective Time;

          (c) in the case of the Intrawest Return on Capital Plan, the "Target Allocation" in respect of each of the participants thereunder (being a total of 337,950 notional Common Shares); and

          (d) in the case of the Intrawest LTIP, all of the notional Common Shares that would be allotted to each participant thereunder in the event of the termination of the employment of each of them with Intrawest after July 1, 2006 and before September 30, 2006 in circumstances which do not entitle any of them to a "Reasonable Notice Period Allotment" thereunder.

     "EFFECTIVE DATE" means the date on which all conditions to the completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived in accordance with the provisions of the Arrangement Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the parties hereto, acting reasonably, which will be the date shown on the Certificate of Arrangement giving effect to the Arrangement.

     "EFFECTIVE TIME" means the time on the Effective Date as specified in writing by Intrawest in a notice delivered to the parties to the Arrangement Agreement.

     "ELIGIBLE EMPLOYEE" means an Optionholder who is a current or former employee of Intrawest (or any subsidiary thereof) and who, for purposes of the Tax Act, received his or her Intrawest Options in respect of, in the course of, or by virtue of, his or her employment with Intrawest (or any subsidiary thereof).

     "EQUITY COMMITMENT LETTER" means the equity commitment letter dated August 10, 2006 made by Fortress in favour of Acquisitionco.

     "EXCHANGE RATE" means the Bank of Canada's published rate of exchange for U.S. dollars at noon on the Business Day prior to the Effective Date.

     "EXCHANGES" means the TSX and NYSE.

     "FAIRNESS OPINION" means the fairness opinion delivered by Goldman Sachs to the Board dated August 10, 2006, a copy of which is attached as Appendix D to this Circular.

     "FINAL ORDER" means the order of the Court approving the Arrangement under section 192 of the CBCA, as such order may be affirmed, amended or modified by the Court at any time prior to the Effective Date or, if appealed, unless such appeal is withdrawn, abandoned or denied, as affirmed or amended on appeal.

     "FORTRESS" means Fortress Investment Group LLC and, where applicable, includes Fortress Investment Group LLC acting for and on behalf of the Fortress Funds.

     "FORTRESS FUNDS" means, collectively, the 18 private equity funds managed by Fortress or an affiliate of Fortress, each of which is a party to the Equity Commitment Letter.

     "FUNDED SHARE PURCHASE PLAN" means the Intrawest "2002 Funded Senior Employee Share Purchase Plan."

     "GOLDMAN SACHS" means Goldman, Sachs & Co., which acted as financial advisor to Intrawest in respect of the Arrangement.

     "GOVERNMENTAL AUTHORITY" means any multinational, federal, provincial, state, regional, municipal, local or other government or governmental body and any division, agent, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing.

     "HSR ACT" means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976.

     "INDEBTEDNESS" means, without duplication, with respect to any person (a) every obligation of such person for borrowed money, secured or unsecured, (b) every obligation of such person evidenced by bonds, debentures, notes or other similar instruments, (c) every obligation of such person under purchase money mortgages, conditional sale agreements or other similar instruments relating to purchased property or assets, (d) every capitalized lease obligation of such person, (e) every obligation of such person under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof) and (f) every obligation of the type referred to above of any other person, the payment of which such person has guaranteed or for which such person is otherwise responsible or liable.

     "INSIDER" has the meaning ascribed to it in the Securities Act (British Columbia).

     "INTERIM ORDER" means the interim order of the Court issued following the application therefor contemplated by the Arrangement Agreement and containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court.

     "INTERMEDIARY" means an intermediary with which a Non-Registered Shareholder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans (collectively, as defined in the Tax Act) and similar plans, and their nominees.

     "INTRAWEST" means Intrawest Corporation, a corporation continued under the CBCA.

     "INTRAWEST DIRECTOR DSU PLAN" means the "Director Deferred Share Unit Plan" of Intrawest, as amended from time to time.

     "INTRAWEST DSU PLANS" means the Intrawest LTIP, the Intrawest Return on Capital Plan, the Intrawest Key Executive DSU Plan and the Intrawest Director DSU Plan.

     "INTRAWEST EMPLOYEE SHARE PURCHASE PLAN" means the "Intrawest Employee Share Purchase Plan," as amended from time to time.

     "INTRAWEST KEY EXECUTIVE DSU PLAN" means the "Key Executive Deferred Share Unit Plan -- 2001" of Intrawest, as amended from time to time.

     "INTRAWEST LTIP" means the Executive Long Term Incentive Plan, as amended from time to time.

     "INTRAWEST NOTES" means, collectively, the 6.875% Notes and the 7.50%
Notes.

     "INTRAWEST OPTIONS" at any time means options to acquire Common Shares granted pursuant to the Intrawest Stock Option Plan that are, at such time, outstanding and unexercised, whether or not vested.

     "INTRAWEST RETURN ON CAPITAL PLAN" means the "Key Executive Long Term Incentive Plan" of Intrawest, as amended from time to time.

     "INTRAWEST SHARE CONSIDERATION" means the aggregate consideration payable to holders of Common Shares pursuant to the Plan of Arrangement.

     "INTRAWEST SHARE PURCHASE PLANS" means, collectively, the
Whistler/Blackcomb Employee Savings and Share Purchase Plan, the 2002 Funded Senior Employee Share Purchase Plan and the Intrawest Employee Share Purchase Plan.

     "INTRAWEST STOCK OPTION PLAN" means the "Stock Option Plan" of Intrawest, as amended from time to time.

     "JOINT VENTURE" means:

          (a) any corporation, partnership, limited liability company, joint venture or similar entity in which Intrawest or any subsidiary of Intrawest owns voting shares or equity interests but which is not a subsidiary of Intrawest if such voting shares or equity interests have a book value which exceeds $10,000,000; and

          (b) any subsidiary of a person referred to in subparagraph (a) of this definition.

     "LAWS" means all laws, statutes, codes, ordinances, decrees, rules, regulations, by laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations or awards or other requirements of any Governmental Authority having the force of law, and any legal requirements or bases for liability arising under the common law and the term "APPLICABLE" with respect to such Laws in the context that refers to any person means such Laws as are applicable to such person or its business, undertaking, property or securities and that emanate from a Governmental Authority having jurisdiction over the person or its business, undertaking, property or securities.

     "LEGISLATION" at any time means (a) the CBCA, (b) the applicable securities legislation of each province and territory of Canada and (c) applicable U.S. federal and state securities laws, the respective rules and regulations and published policies made or promulgated under that legislation, and the blanket rulings and orders issued by the regulatory authorities administering that legislation in effect at such time, in each case as amended and in force from time to time.

     "MATERIAL ADVERSE EFFECT" has the meaning ascribed to it in the Arrangement Agreement.

     "MEETING" means the special meeting of Securityholders, and all adjournments and postponements thereof, to be called and held pursuant to the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolutions.

     "MEETING MATERIALS" means this Circular and the forms of proxy for use in connection with the Meeting.

     "NON-REGISTERED SHAREHOLDER" means a non-registered beneficial holder of Common Shares whose shares are held through an Intermediary.

     "NOTICE OF APPEARANCE" has the meaning ascribed thereto in "Principal Legal Matters -- Court Approval of the Arrangement and Completion of the Agreement."

     "NOTICE OF MEETING" means the Notice of Special Meeting of Securityholders of Intrawest dated September 20, 2006.

     "NOTIFIABLE TRANSACTIONS" has the meaning ascribed thereto under "Principal Legal Matters -- Regulatory Matters -- Competition Act."

     "NYSE" means the New York Stock Exchange.

     "OFFER TO PAY" means the written offer of Intrawest to each Dissenting Shareholder that has sent a Demand for Payment to pay for its Common Shares in an amount considered by the Board to be the fair value of the shares, all in compliance with the Dissent Procedures.

     "OPTION CONSIDERATION" means the aggregate consideration payable to holders of Intrawest Options pursuant to the Plan of Arrangement.

     "OPTIONHOLDERS" at any time means the holders of Intrawest Options at that time.

     "OPTION LETTER OF TRANSMITTAL" means the letter of transmittal to be sent by Intrawest to Optionholders for use in connection with the Arrangement.

     "PARENT" means (a) Wintergames Acquisition LLC, a limited liability company incorporated under the laws of the State of Delaware, prior to the assignment by Wintergames Acquisition LLC of its rights under the Arrangement Agreement and the assumption by Wintergames S.a.r.l. of the obligations of Wintergames Acquisition LLC under the Arrangement Agreement, and (b) Wintergames S.a.r.l., a Luxembourg company, following such assignment and assumption.

     "PERFORMANCE RSU AGREEMENT" means the Performance Based Restricted Share Unit Agreement made as of the 24th day of April, 2006 between Intrawest and Alex Wasilov.

     "PERSON" includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, Governmental Authority or other entity, whether or not having legal status.

     "PLAN OF ARRANGEMENT" means the plan of arrangement substantially in the form attached as Appendix C hereto as amended or varied pursuant to its terms and the terms of the Arrangement Agreement.

     "PRE-ACQUISITION REORGANIZATION" means such reorganizations of the business, operations and assets of Intrawest and the integration of other affiliated businesses of Intrawest or its subsidiaries as Parent may request, acting reasonably, as referred to in the Arrangement Agreement.

     "PROCEEDING" means any court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative material matter or proceeding, or to the knowledge of Intrawest, any investigation or inquiry by or complaint before any Governmental Authority.

     "PROPOSED AMENDMENTS" means all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof.

     "RECORD DATE" means the close of business on September 18, 2006.

     "REGISTERED SHAREHOLDER" means a registered holder of Common Shares as recorded in the Common Shareholders' register maintained by the Transfer Agent.

     "REGULATIONS" means the regulations under the Tax Act.

     "REPRESENTATIVES" of any person means its officers, directors, employees, investment bankers, legal counsel and financial and other advisors and other representatives and agents of such person.

     "RESPONSE PERIOD" means, as set forth in the Arrangement Agreement, a response period of five Business Days after the date on which Acquisitionco receives a written notice from the Board that the Board has determined, subject only to compliance with the right to match provisions, to accept, approve, recommend or enter into a binding agreement to proceed with a Superior Proposal.

     "RESTRICTED SHARE UNIT AGREEMENT" means the Restricted Share Unit Agreement made as of the 24th day of April, 2006 between Intrawest and Alex Wasilov.

     "RSUS" means:

          (a) in the case of the Performance RSU Agreement, the "Target Allocation" thereunder (being 48,270 notional Common Shares); and

          (b) in the case of the Restricted Share Units Agreement, all the 29,439 notional Common Shares granted thereunder;

     "SEC" means the U.S. Securities and Exchange Commission.

     "SECURITIES" means, collectively, the Common Shares and the Intrawest Options.

     "SECURITIES ACT" means the Securities Act (British Columbia), as amended.

     "SECURITYHOLDERS" at any time means, collectively, the Shareholders and Optionholders at that time.

     "SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

     "SENIOR EMPLOYEE RSUS" means all of the notional Common Shares that would be allocated to each participant under the Senior Employee Restricted Share Unit Plan of Intrawest in the event of termination of the employment of each of them by Intrawest after July 1, 2006 and before September 30, 2006 and on or after the occurrence of a "change of control".

     "SHAREHOLDERS" at any time means the holders of Common Shares at that time.

     "SPECIAL COMMITTEE" means the special committee of the Board referred to under "The Arrangement -- Background to the Arrangement Agreement."

     "SUBSIDIARY" means, with respect to a specified entity, any: (a) corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at the time owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation; (b) partnership, limited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and (c) a subsidiary (as defined in clauses (a) or (b) hereof) of any subsidiary (as so defined) of such specified entity.

     "SUPERIOR PROPOSAL" means an unsolicited bona fide written Acquisition Proposal made by a third party to Intrawest after the date hereof (a) that involves not less than 100% of the outstanding Common Shares (excluding any Common Shares held by the person making such Acquisition Proposal or its affiliates) or assets of Intrawest or any of its subsidiaries representing not less than substantially all of the consolidated assets of Intrawest and its subsidiaries, taken as a whole, and (b) which the Board determines, in its good faith judgment after, among other things, consultation, to the extent considered appropriate by the Board, with Intrawest's financial advisors including Goldman Sachs and after taking into account the terms and conditions of the Acquisition Proposal and the Arrangement (but not assuming away any risk of non completion of either the Acquisition Proposal or the Arrangement), (i) is reasonably capable of being completed without undue delay, taking into account, to the extent considered appropriate by the Board, all legal, financial, regulatory and other aspects of such proposal and the person making such proposal, (ii) is on terms and conditions more favourable from a financial point of view to the Shareholders than those contemplated by the Arrangement Agreement (including any proposal in writing that as of that time has been received by Intrawest from Parent and Acquisitionco to amend the Arrangement Agreement and the Plan of Arrangement pursuant to the terms of the Arrangement Agreement and not withdrawn) and (iii) for which financing is then committed to at least the extent that the financing for the transactions contemplated in the Arrangement Agreement is committed as at the date of the Arrangement Agreement, and (c) in respect of which the Board determines in good faith (after receipt of advice from its outside legal counsel) that failure to recommend such Acquisition Proposal to the Shareholders would be inconsistent with its fiduciary duties, and (d) that, subject to compliance with the requirements of the Arrangement Agreement, the Board has determined to recommend to the Shareholders.

     "SURVIVING CORPORATION" means any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of Intrawest with or into one or more other entities (pursuant to a statutory procedure or otherwise).

     "TAX" or "TAXES" means all federal, state, provincial, municipal, local and foreign taxes, assessments and other governmental charges, levies, duties, impositions and liabilities lawfully imposed by any Governmental Authority, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, occupation, net worth, goods and services, value added, ad valorem, withholding, payroll or employment, franchise, premium, land transfer and excise or property taxes, Canada or Quebec pension plan premiums, social security premiums, workers' compensation premiums, employment or unemployment insurance premiums, stamp taxes, alcohol taxes and custom duties together with all interest, penalties, fines and additions imposed with respect to such amounts.

     "TAX ACT" means the Income Tax Act (Canada), as amended.

     "TERMINATION DEADLINE" means March 31, 2007.

     "TERMINATION FEE" means the $60 million termination fee payable by Intrawest or Parent in certain circumstances under the terms of the Arrangement Agreement.

     "TRANSFER AGENT" means CIBC Mellon Trust Company.

     "TSX" means the Toronto Stock Exchange.

     "WHISTLER/BLACKCOMB EMPLOYEE SHARE PURCHASE PLAN" means the
"Whistler/Blackcomb Employee Registered Savings and Share Purchase Plan," as amended from time to time.

                                   APPENDIX A

                            ARRANGEMENT RESOLUTIONS

                       RESOLUTIONS OF THE SECURITYHOLDERS
                            OF INTRAWEST CORPORATION
                                 ("INTRAWEST")

BE IT RESOLVED THAT:

          1. The arrangement (as the same may be modified or amended, the "ARRANGEMENT") under Section 192 of the Canada Business Corporations Act involving Intrawest and its securityholders, all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the "PLAN OF ARRANGEMENT") attached as Appendix C to the Management Information Circular of Intrawest dated September 20, 2006, (the "Circular") accompanying the notice of this meeting, is hereby authorized, approved and agreed to.

          2. The Plan of Arrangement, as the same may be modified or amended from time to time, attached as Schedule A to the Arrangement Agreement is hereby approved and adopted.

          3. The Arrangement Agreement dated August 10, 2006 between Parent (as defined in the Circular), Acquisitionco (as defined in the Circular) and Intrawest, as may be amended from time to time (the "ARRANGEMENT AGREEMENT"), the actions of the directors of Intrawest in approving the Arrangement and the Arrangement Agreement, and the actions of the directors and officers of Intrawest in executing and delivering the Arrangement Agreement and causing the performance by Intrawest of its obligations thereunder be, and they are hereby confirmed, ratified, authorized and approved.

          4. Notwithstanding that these resolutions have been passed (and the Arrangement approved and agreed to) by the securityholders of Intrawest or that the Arrangement has been approved by the Supreme Court of British Columbia (the "COURT"), the directors of Intrawest be, and they are hereby, authorized and empowered without further approval of the securityholders of Intrawest (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement, and (ii) to not proceed with the Arrangement at a time prior to the Effective Time (as defined in the Arrangement Agreement).

          5. Any one director or officer of Intrawest be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of Intrawest, to execute or cause to be executed, under the seal of Intrawest or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts or things as in such person's opinion may be necessary or desirable in order to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

                                   APPENDIX B

                             ARRANGEMENT AGREEMENT

                             ARRANGEMENT AGREEMENT

                          WINTERGAMES ACQUISITION LLC

                                     -AND -

                          3167113 NOVA SCOTIA COMPANY

                                     -AND -

                             INTRAWEST CORPORATION

                                AUGUST 10, 2006

                               TABLE OF CONTENTS

                                                                    PAGE
                                                                    ----
ARTICLE 1 INTERPRETATION..........................................   B-4
1.1   Definitions.................................................   B-4
1.2   Currency....................................................  B-15
1.3   Interpretation Not Affected by Headings.....................  B-15
1.4   Knowledge...................................................  B-16
1.5   Disclosure..................................................  B-16
1.6   Number and Gender...........................................  B-16
1.7   Date of any Action..........................................  B-16
1.8   Accounting Principles.......................................  B-16
1.9   Statutory References........................................  B-17
1.10  Legal, Valid and Binding....................................  B-17
1.11  Schedules...................................................  B-17
ARTICLE 2 THE ARRANGEMENT.........................................  B-17
2.1   The Arrangement.............................................  B-17
2.2   Intrawest Meeting...........................................  B-18
2.3   Interim Order...............................................  B-20
2.4   Court Proceedings...........................................  B-20
2.5   Preparation of Filings......................................  B-20
2.6   Plan of Arrangement and Closing.............................  B-21
2.7   Withholding.................................................  B-22
2.8   Registrar and Transfer Agent................................  B-22
ARTICLE 3 REPRESENTATIONS AND WARRANTIES..........................  B-22
3.1   Representations and Warranties of Intrawest.................  B-22
3.2   Disclaimer of Additional Representations and Warranties.....  B-33
3.3   Representations and Warranties of Acquisitionco and
      Parent......................................................  B-33
3.4   Disclaimer of Additional Representations and Warranties.....  B-35
3.5   Survival of Representations and Warranties..................  B-35
ARTICLE 4 COVENANTS...............................................  B-35
4.1   Covenants of Intrawest Regarding the Conduct of Business....  B-35
4.2   Pre-Acquisition Reorganization..............................  B-39
4.3   Access to Information.......................................  B-40
4.4   Access for Financial Advisor................................  B-41
4.5   Privacy Matters.............................................  B-41
4.6   Covenants of Intrawest Regarding the Arrangement............  B-42
4.7   Covenants of Acquisitionco and Parent Regarding the
      Performance of Obligations..................................  B-42
4.8   Acquisitionco and Parent Financing..........................  B-43
4.9   Mutual Covenants............................................  B-45
4.10  Employment Arrangements.....................................  B-46
4.11  Indemnification.............................................  B-47
4.12  Notes Offers................................................  B-48
ARTICLE 5 ADDITIONAL AGREEMENTS...................................  B-49
5.1   Permitted Activities........................................  B-49
5.2   Non-Solicitation............................................  B-49
5.3   Notification of Acquisition Proposal........................  B-50
5.4   Right to Match..............................................  B-51
5.5   Value.......................................................  B-52
5.6   Payments to Parent..........................................  B-52

                                                                    PAGE
                                                                    ----
5.7   Reimbursement of Expenses to Parent and Acquisitionco.......  B-53
5.8   Effect of Payments..........................................  B-53
5.9   Payment to Intrawest........................................  B-54
ARTICLE 6 TERMINATION OF AGREEMENT................................  B-54
6.1   Termination.................................................  B-54
6.2   Void upon Termination.......................................  B-55
6.3   Notice of Unfulfilled Conditions............................  B-55
ARTICLE 7 CONDITIONS PRECEDENT....................................  B-55
7.1   Mutual Conditions Precedent.................................  B-55
7.2   Additional Conditions Precedent to the Obligations of
      Intrawest...................................................  B-56
7.3   Additional Conditions Precedent to the Obligations of Parent
      and Acquisitionco...........................................  B-56
ARTICLE 8 GENERAL.................................................  B-57
8.1   Notices.....................................................  B-57
8.2   Fees and Expenses...........................................  B-58
8.3   No Assignment...............................................  B-58
8.4   Binding Effect..............................................  B-59
8.5   Parent and Acquisitionco....................................  B-59
8.6   Time of Essence.............................................  B-59
8.7   Public Announcements........................................  B-59
8.8   Governing Law...............................................  B-59
8.9   Entire Agreement............................................  B-59
8.10  No Third-Party Beneficiaries................................  B-60
8.11  Amendment...................................................  B-60
8.12  Waiver and Modifications....................................  B-60
8.13  Severability................................................  B-61
8.14  Mutual Interest.............................................  B-61
8.15  Further Assurances..........................................  B-61
8.16  Injunctive Relief...........................................  B-61
8.17  No Personal Liability.......................................  B-61
8.18  Counterparts................................................  B-62
SCHEDULE A PLAN OF ARRANGEMENT....................................
SCHEDULE B APPROPRIATE REGULATORY APPROVALS.......................

                             ARRANGEMENT AGREEMENT

THIS AGREEMENT made the 10th day of August, 2006,

BETWEEN:

              WINTERGAMES ACQUISITION LLC, a limited liability company incorporated under the laws of the State of Delaware

              ("Parent")

AND:

              3167113 NOVA SCOTIA COMPANY, an unlimited liability company incorporated under the laws of the Province of Nova Scotia

              ("Acquisitionco")

AND:

              INTRAWEST CORPORATION, a corporation continued under the Canada Business Corporations Act

              ("Intrawest")

WHEREAS:

A. Acquisitionco is prepared to acquire all of the outstanding common shares of Intrawest pursuant to the Arrangement as provided in this Agreement;

B. Parent has taken the initiative in incorporating and organizing Acquisitionco and is the legal and beneficial owner of all of the issued and outstanding shares of Acquisitionco; and

C. The Board of Directors has determined that it is in the best interests of Intrawest and its shareholders for Intrawest to enter into this Agreement and to recommend that holders of Common Shares vote in favour of the Arrangement Resolutions;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby agree as follows:

                                   ARTICLE 1

                                 INTERPRETATION

1.1  DEFINITIONS

     In this Agreement, unless the context otherwise requires:

     "6.875% NOTES" means the 6.875% Senior Notes due October 15, 2009 issued by Intrawest pursuant to an indenture dated as of October 6, 2004 between Intrawest and JPMorgan Chase Bank and CIBC Mellon Trust Company;

     "7.50% NOTES" means the 7.50% Senior Notes due October 15, 2013 issued by Intrawest on each of October 9, 2003 and October 6, 2004 pursuant to an indenture dated as of October 9, 2003 between Intrawest and JPMorgan Chase Bank and CIBC Mellon Trust Company;

     "ACQUISITIONCO" means 3167113 Nova Scotia Company, an unlimited liability company incorporated under the laws of the Province of Nova Scotia;

     "ACQUISITION PROPOSAL" means, at any time, any proposal or offer (written or oral) relating to the acquisition by any person, or two or more persons acting "jointly or in concert" (within the meaning of that expression as used in the Securities Act (British Columbia)), of more than 20% of the Common Shares outstanding at such time or assets (including shares of subsidiaries) of Intrawest or any of its subsidiaries at such time representing more than 20% of the book value or fair market value (each on a consolidated basis) of the total assets of Intrawest and its subsidiaries, taken as a whole (including a lease having the same economic effect as a purchase of assets), whether by way of plan of arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution or other business combination, sale of assets, take over bid, tender offer, share exchange, exchange offer or otherwise, other than the Arrangement and the other transactions contemplated by this Agreement;

     "AFFILIATE" has the meaning of such term as used in the Securities Act (British Columbia);

     "AGREEMENT" means this agreement (including the Schedules attached hereto) as the same may be amended from time to time;

     "AMALGAMATION" means the amalgamation of Acquisitionco and Intrawest which Acquisitionco anticipates will occur following the Effective Time;

     "APPLICABLE PRIVACY LAWS" means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including the Personal Information Protection and Electronic Documents Act (Canada) and any comparable provincial law (including the Personal Information Protection Act (British Columbia) and An Act Respecting the Protection of Personal Information in the Private Sector (Quebec));

     "APPROPRIATE REGULATORY APPROVALS" means those sanctions, rulings, orders, determinations, exemptions, licences, permits, certificates and other consents, approvals and authorizations (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of, and notifications to and filings and registrations with, Governmental Authorities set forth in Schedule B hereto or under the heading "Appropriate Regulatory Approvals" in the Intrawest Disclosure Letter;

     "ARRANGEMENT" means an arrangement under the provisions of section 192 of the CBCA, on the terms and conditions set forth in the Plan of Arrangement;

     "ARRANGEMENT RESOLUTIONS" means the resolutions to be considered and, if thought fit, passed, by the Intrawest Securityholders at the Intrawest Meeting to approve the Arrangement;

     "ARTICLES OF ARRANGEMENT" means the articles of arrangement of Intrawest in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made;

     "ASSOCIATE" has the meaning attributed to such term under the Securities Act (British Columbia);

     "BOARD OF DIRECTORS" means the board of directors of Intrawest;

     "BUSINESS DAY" means any day on which commercial banks are generally open for business in Vancouver, British Columbia and New York, NY, other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia under the laws of the Province of British Columbia or the federal laws of Canada or in New York, NY under the laws of the State of New York;

     "CERTIFICATE OF ARRANGEMENT" means the certificate giving effect to the Arrangement issued pursuant to section 192(7) of the CBCA;

     "CBCA" means the Canada Business Corporations Act (Canada);

     "CIRCULAR" means the notice of the Intrawest Meeting and accompanying information circular (including all schedules, appendices and exhibits thereto) to be sent to the Intrawest Securityholders in connection with the Intrawest Meeting, including any amendments or supplements thereto;

     "CODE" means the United States Internal Revenue Code of 1986;

     "COMMERCIALLY REASONABLE EFFORTS" with respect to any party hereto means the agreement of such party to cooperate and to use its reasonable efforts consistent with commercial practice without payment or incurrence of any liability or obligation, other than reasonable expenses, or the requirement to engage in litigation;

     "COMMITMENT LETTER" has the meaning defined in section 3.3(e);

     "COMMON SHAREHOLDERS" at any time means the holders at that time of Common Shares;

     "COMMON SHARES" means common shares without par value in the capital of Intrawest;

     "COMPETITION ACT" means the Competition Act (Canada);

     "CONFIDENTIALITY AGREEMENT" means the Confidentiality Agreement dated March 29, 2006 between Fortress Investment Group LLC and Intrawest;

     "CONSTATING DOCUMENTS" means, with respect to any person, the certificate and articles of incorporation, amalgamation or continuation, by-laws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement, shareholder agreement or declaration or similar governing document of such person;

     "CONTRACT" means any contract, agreement, licence, franchise, lease, arrangement, commitment or understanding to which Intrawest or any of its subsidiaries is a party or by which Intrawest or any of its subsidiaries is bound;

     "COURT" means the Supreme Court of British Columbia;

     "DIRECTOR" means the Director appointed pursuant to section 260 of the CBCA;

     "DSUS" means:

     (a) in the case of the Intrawest Director DSU Plan, all of the deferred share units credited to the participants thereunder immediately prior to the Effective Time;

     (b) in the case of the Intrawest Key Executive DSU Plan, all of the deferred share units credited to the participants thereunder immediately prior to the Effective Time;

     (c) in the case of the Intrawest Return on Capital Plan, the "Target Allocation" in respect of each of the participants thereunder (being a total of 337,950 notional Common Shares); and

     (d) in the case of the Intrawest LTIP, all of the notional Common Shares that would be allotted to each participant thereunder in the event of the termination of the employment of each of them with Intrawest after July 1, 2006 and before September 30, 2006 in circumstances which do not entitle any of them to a "Reasonable Notice Period Allotment" thereunder;

     "EFFECTIVE DATE" means the date on which all conditions to the completion of the Arrangement as set out in Article 7 have been satisfied or waived in accordance with the provisions of this Agreement and all documents agreed to be delivered hereunder have been delivered to the satisfaction of the parties hereto, acting reasonably, which will be the date shown on the Certificate of Arrangement giving effect to the Arrangement;

     "EFFECTIVE TIME" has the meaning defined in the Plan of Arrangement;

     "ENVIRONMENT" means the natural environment, including soil, land surface, subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, and any other environmental medium or natural resource;

     "ENVIRONMENTAL LAWS" means all applicable Laws (including, in the United States, the Comprehensive Environmental Response, Compensation and Liability
Act) relating to occupational and human health and safety, noise control, pollution or the protection of the Environment or to the generation, production, installation, use, storage, disposal, treatment, transportation, packaging, handling, containment, clean-up, remediation or corrective action, Release or threatened Release of Hazardous Substances;

     "ENVIRONMENTAL PERMIT" means any permit, approval, authorization, license, certificate, registration, or consent issued by any Governmental Authority pursuant to any Environmental Laws;

     "EQUITY COMMITMENT LETTER" has the meaning defined in section 3.3(e);

     "EQUITY INTERESTS" means any security of a subsidiary or Joint Venture of Intrawest that carries a residual right to participate in the earnings of such subsidiary or Joint Venture, and on the liquidation or winding up of such subsidiary or Joint Venture, in its properties or assets;

     "EXCHANGE" means the Toronto Stock Exchange or the New York Stock Exchange, and "EXCHANGES" means both of them;

     "EXCHANGE ACT" means the United States Securities Exchange Act of 1934;

     "EXECUTIVE EMPLOYMENT AGREEMENTS" means the Amended and Restated Executive Employment Agreements dated April 1, 2006 between Intrawest and each of Joseph
S. Houssian, Daniel O. Jarvis, Michael F. Coyle, John E. Currie and Hugh R. Smythe;

     "FAIRNESS OPINION" means the opinion of the Financial Advisor to the effect that the consideration to be received under the Arrangement is fair, from a financial point of view, to the Common Shareholders;

     "FINANCIAL ADVISOR" means the person engaged by the Board of Directors, or the Special Committee, on behalf of Intrawest, to provide the Fairness Opinion;

     "FINAL ORDER" means the order of the Court approving the Arrangement under section 192 of the CBCA, as such order may be affirmed, amended or modified by the Court at any time prior to the Effective Date or, if appealed, unless such appeal is withdrawn, abandoned or denied, as affirmed or amended on appeal;

     "FORTRESS" means, collectively, the entities party to the Equity Commitment Letter, each of which is a private equity fund managed by Fortress Investment Group LLC or an affiliate of Fortress Investment Group LLC;

     "FUNDED SHARE PURCHASE PLAN" means the Intrawest 2002 Funded Senior Employee Share Purchase Plan;

     "GOVERNMENTAL AUTHORITY" means any multinational, federal, provincial, state, regional, municipal, local or other government or governmental body and any division, agent, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

     "HAZARDOUS SUBSTANCES" means any waste or other substance that is alone or in any combination regulated, prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic, a hazardous waste, a deleterious substance, or a contaminant or pollutant, under or pursuant to any applicable Environmental Laws, including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to natural resources or worker or public health and safety;

     "HSR ACT" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976;

     "INDEBTEDNESS" means, without duplication, with respect to any person (a) every obligation of such person for borrowed money, secured or unsecured, (b) every obligation of such person evidenced by bonds, debentures, notes or other similar instruments, (c) every obligation of such person under purchase money mortgages, conditional sale agreements or other similar instruments relating to purchased property or assets, (d) every capitalized lease obligation of such person, (e) every obligation of such person under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof) and (f) every obligation of the type referred to above of any other person, the payment of which such person has guaranteed or for which such person is otherwise responsible or liable;

     "INTELLECTUAL PROPERTY RIGHTS" has the meaning defined in section 3.1(w);

     "INTERIM ORDER" means the interim order of the Court to be issued following the application therefor contemplated by section 2.1 and containing declarations and directions with respect to the Arrangement and the holding of the Intrawest Meeting, as such order may be amended, modified, supplemented or varied by the Court;

     "INTRAWEST" means Intrawest Corporation, a corporation continued under the CBCA;

     "INTRAWEST BENEFIT PLANS" means all employee, officer or director, health, dental, prescription drug or other medical, life, disability or other insurance, death or survivor benefits, fringe benefits, bonus, stock compensation, deferred compensation, stock option, phantom stock option, incentive pay or compensation, stock purchase, profit sharing, severance or termination pay, vacation pay, employee assistance, supplementary unemployment benefit, pension, retirement and supplementary retirement plans, programs or arrangements and other similar employee, officer or director plans, programs or arrangements maintained or contributed to by Intrawest or any of its subsidiaries (or under which Intrawest or any of its subsidiaries has any actual or contingent liability) for the benefit of employees, officers or directors, or former employees, officers or directors, of Intrawest or any of its subsidiaries, or the dependents or beneficiaries of such employees, officers or directors, but excluding (a) any pension, health, prescription drug or other medical, workers' compensation, unemployment insurance or other comparable plan or program established or maintained by any Governmental Authority, and (b) any multi-employer pension or welfare benefit plan;

     "INTRAWEST DIRECTOR DSU PLAN" means the "Director Deferred Share Unit Plan" of Intrawest, as amended from time to time;

     "INTRAWEST DISCLOSURE LETTER" means the letter of disclosure dated as of the date of this Agreement and signed by one or more officers of Intrawest and delivered by Intrawest to Parent;

     "INTRAWEST DSU PLANS" means the Intrawest LTIP, the Intrawest Return on Capital Plan, the Intrawest Key Executive DSU Plan and the Intrawest Director DSU Plan;

     "INTRAWEST EMPLOYEE SHARE PURCHASE PLAN" means the "Intrawest Employee Share Purchase Plan", as amended from time to time;

     "INTRAWEST FINANCIAL STATEMENTS" means the audited consolidated financial statements of Intrawest as at, and for the year ended, June 30, 2005 and the unaudited consolidated financial statements of Intrawest as at, and for the nine months ended March 31, 2006, including, in each case, the notes thereto;

     "INTRAWEST KEY EXECUTIVE DSU PLAN" means the "Key Executive Deferred Share Unit Plan -- 2001" of Intrawest, as amended from time to time;

     "INTRAWEST LTIP" means the "Executive Long Term Incentive Plan" of Intrawest, as amended from time to time;

     "INTRAWEST MEETING" means the special meeting of the Intrawest Securityholders, including any adjournment or postponement thereof, to be called pursuant to the Interim Order for the purpose of considering, and if thought fit approving the Arrangement Resolutions;

     "INTRAWEST OPTIONS" at any time means options to acquire Common Shares granted pursuant to the Intrawest Stock Option Plan which are, at such time, outstanding and unexercised, whether or not vested;

     "INTRAWEST PUBLIC DISCLOSURE RECORD" means all documents and information filed by Intrawest under the applicable securities Legislation since June 30, 2003, including the Intrawest financial statements filed since such date, the management's discussion and analysis relating to such Intrawest financial statements filed since such date, the Annual Information Forms of Intrawest for the years ended June 30, 2003, June 30, 2004 and June 30, 2005, the information circular relating to Intrawest's annual meetings of shareholders held on November 10, 2003, November 8, 2004 and November 7, 2005 and all material change reports and news releases filed since June 30, 2003;

     "INTRAWEST RETURN ON CAPITAL PLAN" means the "Key Executive Long Term Incentive Plan" of Intrawest, as amended from time to time;

     "INTRAWEST SECURITYHOLDERS" at any time means the Common Shareholders and holders of Intrawest Options at that time;

     "INTRAWEST SENIOR EMPLOYEE RSU PLAN" means the "Senior Employee Restricted Share Unit Plan" of Intrawest;

     "INTRAWEST SENIOR MANAGEMENT" means the Chief Executive Officer, the President and Chief Operating Officer, the Chief Financial Officer, the Chief Corporate Development Officer and the Corporate Secretary of Intrawest;

     "INTRAWEST STOCK OPTION PLAN" means the "Stock Option Plan" of Intrawest, as amended from time to time;

     "JOINT VENTURE" means:

     (a) any corporation, partnership, limited liability company, joint venture or similar entity in which Intrawest or any subsidiary of Intrawest owns voting shares or equity interests but which is not a subsidiary of Intrawest if such voting shares or equity interests have a book value which exceeds $10,000,000; and

     (b) any subsidiary of a person referred to in subparagraph (a) of this definition;

     "JOINT VENTURE INTEREST" means, with respect to any Joint Venture, the voting shares or equity interests owned by Intrawest or any subsidiary of Intrawest or Joint Venture in such Joint Venture;

     "LAWS" means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations or awards or other requirements of any Governmental Authority having the force of law, and any legal requirements or bases for liability arising under the common law and the term "APPLICABLE" with respect to such Laws in the context that refers to any person means such Laws as are applicable to such person or its business, undertaking, property or securities and that emanate from a Governmental Authority having jurisdiction over the person or its business, undertaking, property or securities;

     "LEGISLATION" at any time means (a) the CBCA, (b) the applicable securities legislation of each province and territory of Canada and (c) applicable United States federal and state securities laws, the respective rules and regulations and published policies made or promulgated under that legislation, and the blanket rulings and orders issued by the regulatory authorities administering that legislation in effect at such time, in each case as amended and in force from time to time;

     "LENDERS" has the meaning defined in section 3.3(e);

     "LIEN" means any mortgage, lien, hypothec, security interest, pledge or other encumbrance, charge or adverse right or claim, defect of title, restriction or other rights of third parties;

     "LUXCO" has the meaning defined in section 8.3;

     "MATERIAL ADVERSE EFFECT" means, with respect to any person, a fact, circumstance, change, effect, matter, action, condition, event, occurrence or development that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, affairs, results of operations or financial condition of that person and its subsidiaries, taken as a whole provided that a Material Adverse Effect will not include or be deemed to result from any effect (whether alone or in combination with any other effect), directly or indirectly, arising out of, relating to, resulting from or attributable to (and none of the following will be taken into account in determining whether there has been or will be a Material Adverse Effect):

     (a) changes or developments in general international political, economic or financial conditions, or the economy or political conditions in any jurisdiction in which such person or its subsidiaries operates or carries on business, including any changes or developments in the Canadian or United States economies or the global economy or financial, credit, banking, currency or securities markets in general, including any reduction in major market indices, except to the extent such changes or developments adversely affect such person or any of its subsidiaries in a manner distinct from and with materially disproportionate effect than it affects other persons, including other persons carrying on the business being carried on by such person or any of its subsidiaries in the industry or industries in which such person or any of its subsidiaries operates in any jurisdiction affected by such changes or developments;

     (b) changes or developments resulting from any act of sabotage or terrorism or any outbreak of hostilities or war, or any escalation of such acts of sabotage or terrorism or hostilities or war, except to the extent such sabotage or terrorism or hostilities or war adversely affect such person or any of its subsidiaries in a manner distinct from and with a materially disproportionate effect than it affects other persons, including other persons carrying on the business being carried on by such person or any of its subsidiaries in the industry or industries in which such person or any of its subsidiaries operates in any jurisdiction affected by such sabotage or terrorism or hostilities or war;

     (c)  changes or developments in or relating to currency exchange rates;

     (d) changes or developments generally affecting or relating to the industries in which such person operates except to the extent such changes or developments adversely affect such person or any of its subsidiaries in a manner distinct from and with a materially disproportionate effect than it affects other persons carrying on the business being carried on by such person or any of its subsidiaries in such industries;

     (e) any natural disaster, or weather conditions adverse to the business being carried on by such person or any of its subsidiaries, except to the extent such natural disaster or adverse weather conditions directly or indirectly and adversely affect such person or any of its subsidiaries in a manner distinct from and with a materially disproportionate effect on such person as compared to other persons carrying on the business being carried on by such person or any of its subsidiaries in the industry or industries in which such person or any of its subsidiaries operates in any jurisdiction subject to such natural disaster or adverse weather conditions;

     (f) the announcement of the execution of this Agreement or the transactions contemplated hereby or the acceleration of any Indebtedness of Intrawest or any subsidiary of Intrawest or any Joint Venture, provided that such Indebtedness has been previously disclosed to Parent, as a result of the completion of any of the transactions contemplated herein, including any Pre-Acquisition Reorganization, the

          Amalgamation and any financing contemplated in section 4.8 or any contravention, breach, violation, default, right, cancellation, suspension, alteration or Lien that would result as a result of any Pre-Acquisition Reorganization contemplated in section 4.2 or any financing contemplated in section 4.8;

     (g) any changes in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority or self-regulatory authority (other than orders, judgments or decrees against Intrawest or any of its subsidiaries), including any changes in applicable accounting requirements or principles, except to the extent such changes in Laws or interpretation, application or non application of Laws adversely affect such person or any of its subsidiaries in a manner distinct from and with a materially disproportionate effect than it affects other persons, including other persons carrying on the business being carried on by such person or any of its subsidiaries in the industry or industries in which such person or any of its subsidiaries operates in any jurisdiction subject to such Laws; or

     (h) any action taken by any person or any of its subsidiaries to which the other party hereto has consented to in writing;

    and provided further that no failure to meet any earnings estimates previously made public by Intrawest, or included as part of the information disclosed or made available by Intrawest to Parent prior to the date of this Agreement, and no decrease in the market price or trading volume of Common Shares on either of the Exchanges will, in and of itself (where such failure or decrease is not as a result of other facts, circumstances, changes, matters, actions, conditions, events, occurrences, developments, terms or effects, individually or in the aggregate, that constitute a Material Adverse Effect), constitute a Material Adverse Effect on Intrawest;

     "MATERIAL CONTRACT" means:

     (a) any Contract which, if terminated, would reasonably be expected to have a Material Adverse Effect on Intrawest;

     (b) any lease of real property by Intrawest or any of its subsidiaries with third parties under which Intrawest or any of its subsidiaries is required to pay, or entitled to receive, annual rents in excess of $2,500,000;

     (c) any partnership agreement, limited liability company agreement, joint venture agreement or other similar agreement or arrangement relating to the formation, creation or operation of any partnership, limited liability company or joint venture the properties and assets of which exceed $10,000,000 in which Intrawest or any of its subsidiaries is a partner, member or joint venturer and in which the interest of Intrawest and its subsidiaries has a value which exceeds $10,000,000 other than any such partnership, limited liability company or joint venture which is a wholly-owned subsidiary of Intrawest;

     (d) any shareholder agreement, voting trust, right to require registration under any applicable securities Laws (including the securities Laws forming part of the Legislation) or other arrangement or commitment to which Intrawest or any of its subsidiaries the properties and assets of which exceed $10,000,000 is a party or bound with respect to the voting, disposition or registration of any outstanding shares in Intrawest or any such subsidiaries;

     (e) any Contract under which Indebtedness (other than indebtedness of the type referred to in clause (f) of the definition of "Indebtedness" in respect of Indebtedness of Intrawest or any wholly-owned subsidiary of Intrawest) in excess of $10,000,000 is outstanding or may be incurred or pursuant to which any property or asset of Intrawest or any of its subsidiaries having a fair market value in excess of $10,000,000 is mortgaged, pledged or otherwise subject to a Lien (other than a Permitted Lien) other than any such Contract between two or more wholly owned subsidiaries of Intrawest or between Intrawest and one or more wholly owned subsidiaries of Intrawest;

     (f) any Contract providing for the sale or exchange of, or option to sell or exchange, any property or asset where the sale price or agreed value (or, where the Contract does not specify a sale price or agreed value for the property or asset expressed in terms of money, the fair market value) of such property or asset is in excess of $10,000,000, or the purchase or exchange of, or option to purchase or exchange, any property or asset where the purchase price or agreed value (or, where the Contract does not specify a purchase price agreed value for the property or asset expressed in terms of money, the fair market value) of such property or asset is in excess of $10,000,000 entered into in the past 12 months (or entered into more than 12 months prior to the date hereof in respect of which the applicable transaction has not been consummated) other than any such Contract between two or more wholly-owned subsidiaries of Intrawest or between Intrawest and one or more wholly-owned subsidiaries of Intrawest;

     (g) any Contract pursuant to which Intrawest or any of its subsidiaries manages or operates any real property on behalf of any third party under which such third party is obliged to make annual payments in excess of an aggregate of $2,500,000, and any Contract pursuant to which Intrawest or any of its subsidiaries grants any rights to a third party to manage or operate any real property on behalf of Intrawest or any such subsidiaries under which Intrawest or any such subsidiaries are obliged to make annual payments in excess of an aggregate of $2,500,000;

     (h) any Contract to which Intrawest or any of its subsidiaries is a party or otherwise bound (i) granting or obtaining any right to use any material Intellectual Property Rights (other than any Contract granting rights to use readily available commercial software that is generally available on non-discriminatory pricing terms) or (ii) restricting the rights of Intrawest or any of its subsidiaries, or permitting other persons, to use or register any material Intellectual Property Rights, except any such Contract which, if terminated, would not reasonably be expected to have a Material Adverse Effect on Intrawest;

     (i) any Contract restricting the incurrence of Indebtedness by Intrawest or any subsidiary of Intrawest or the incurrence of Liens on any properties or assets of Intrawest or any wholly-owned subsidiary of Intrawest which are material to Intrawest and its subsidiaries, taken as a whole, or restricting the payment of dividends by Intrawest or the transfer by Intrawest or any subsidiary of Intrawest of any real property of Intrawest or any subsidiary of Intrawest which is material to Intrawest and its subsidiaries, taken as a whole, in each case other than any such Contract between two or more wholly-owned subsidiaries of Intrawest or between Intrawest and one or more wholly-owned subsidiaries of Intrawest;

     (j) any Contract that purports to limit the right of Intrawest or any of its subsidiaries (i) to engage in any line of business or (ii) to compete with any person or operate in any location, except any such Contract that does not have a Material Adverse Effect on Intrawest;

     (k) any Contract under which Intrawest or any of its subsidiaries is obliged to make annual payments in excess of an aggregate of $2,500,000 other than any Contract of the types referred to in clauses
          (b) through (g) of this definition (without regard to the dollar amounts set forth in such clauses) and other than any such Contract between two or more wholly-owned subsidiaries of Intrawest or between Intrawest and one or more wholly-owned subsidiaries of Intrawest; and

     (l) any Contract entered into in the past 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another person for aggregate consideration in excess of $10,000,000;

     "MATERIAL SUBSIDIARY", at any time, means each subsidiary of Intrawest, the total assets of which constitute more than five percent of the consolidated assets of Intrawest and its subsidiaries at such time or the total revenues of which constitute more than five percent of the consolidated revenues of Intrawest and its subsidiaries at such time and including each subsidiary of Intrawest that directly or indirectly holds an equity interest in each such subsidiary;

     "MISREPRESENTATION" means (a) an untrue statement of a material fact or (b) an omission to state a material fact that is (i) required to be stated or (ii) necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made;

     "NOTES" means, collectively, the 6.875% Notes and the 7.50% Notes;

     "PARENT" means Wintergames Acquisition LLC, a limited liability company incorporated under the laws of the State of Delaware;

     "PARTIES" means, collectively, the parties to this Agreement, and "PARTY" means any one of them and "OTHER PARTY", with respect to Intrawest, means Parent and Acquisitionco, and, with respect to either of Parent or Acquisitionco, or both of them, means Intrawest;

     "PERFORMANCE RSU AGREEMENT" means the Performance Based Restricted Share Unit Agreement made as of the 24th day of April, 2006 between Intrawest and Alex Wasilov;

     "PERMITTED LIEN" means, in respect of any property or asset of any person at any time, any one or more of the following:

     (a) Liens for Taxes not at the time due and payable or the validity of which is being contested at such time by such person in good faith by proper Proceedings, and which contested Liens would not reasonably be expected to have a Material Adverse Effect on Intrawest and in respect of which Intrawest has made adequate provisions in accordance with generally accepted accounting principles;

     (b) the Lien of any judgment rendered or claim filed against such person which such person is contesting at such time in good faith by proper Proceedings, and which contested Lien would not reasonably be expected to have a Material Adverse Effect on Intrawest; and in respect of which Intrawest has made adequate provisions in accordance with generally accepted accounting principles;

     (c) Liens or privileges imposed by Law such as carriers, warehousemen's, mechanics, builder's and materialmen's Liens for construction in progress and (i) privileges arising in the ordinary course of business of such person not at such time due and payable or which are being contested at such time by such person in good faith by proper Proceedings, (ii) which do not individually or in the aggregate render the title to any real estate asset invalid or unmarketable, (iii) which would not materially interfere with the conduct of the business of such person, and (iv) which contested Liens or privileges would not reasonably be expected to have an Material Adverse Effect on Intrawest;

     (d) undetermined or inchoate Liens incidental to current operations which have not at such time been filed and which do not secure Indebtedness;

     (e) restrictions, covenants, land use contracts, rent charges, building schemes, declarations of covenants, conditions and restrictions, servicing agreements in favour of any Governmental Authority, easements, rights-of-way, servitudes or other similar rights in or with respect to real property (including open space and conservation easements. restrictions or similar agreements and rights of way and servitudes for railways, water, sewer, drainage, gas and oil pipelines, electricity, light, power, telephone, telegraph, internet or cable television services and utilities) granted to or reserved by other persons or properties, which in the aggregate do not materially impair the use of or the operation of the business of such person or the property subject thereto and provided that same have been complied with;

     (f) subdivision plans, site plans, subdivision plats, maps, surveys and similar instruments registered or recorded in the ordinary course of business which do not materially impair the use of or the operation of the business or the property subject thereto and provided the same have been complied with;

     (g) any right reserved to or vested in any Governmental Authority, by the terms of any permit, licence, certificate, order, grant, classification (including any zoning laws and ordinances and similar legal requirements), registration or other consent, approval or authorization acquired by such person from any Governmental Authority or by any Law, to terminate any such permit, licence, certificate, order, grant, classification, registration or other consent, approval or authorization or to require annual or other payments as a condition to the continuance thereof and which in the aggregate do not materially impair the use of or the operation of the business or the property subject thereto;

     (h) any Lien resulting from the deposit of cash or securities in connection with any of the Liens referred to in clauses (a), (b) or
          (c) of this definition or in connection with contracts, tenders, leases or expropriation Proceedings or to secure workmen's compensation, surety or appeal bonds, costs of litigation when required by Law and public and statutory obligations;

     (i) any security given to a public or private utility or other service provider or any other Governmental Authority when required by such utility or other Governmental Authority in connection with the operations of such person in the ordinary course of its business;

     (j) Liens imposed by any metro district, special district or similar district encumbering purchased properties or assets, which would not reasonably be expected to have a Material Adverse Effect on Intrawest and provided the same have been complied with;

     (k) any agreement to lease, option to lease, licence, sub-lease or other right of use or occupancy assumed or entered into by or on behalf of such person in the ordinary course of its business, which do not individually or in the aggregate render the title to any real estate asset invalid or unmarketable and which would not materially interfere with the conduct of the business of such person;

     (l) the reservations, limitations, provisos and conditions, if any, expressed in any grants from the Crown or similar Governmental Authority;

     (m) title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purposes for which it is held by such person;

     (n) any right of set-off, refund or charge-back available to any bank or other financial institution;

     (o) Liens securing (i) reimbursement obligations of Intrawest or any of its subsidiaries or Specified Joint Ventures under letters of credit, letters of guarantee or similar instruments, (ii) obligations of Intrawest or any of its subsidiaries or Specified Joint Ventures in respect of surety bonds, performance bonds and similar instruments provided in the ordinary course of business (iii) indemnities in respect of liabilities of directors and officers and (iv) obligations of Intrawest or any of its subsidiaries or Specified Joint Ventures in respect of guarantees, indemnities, surety or performance bonds and the like given in respect of purchase price adjustments or otherwise in connection with the acquisition or disposition of properties or assets, and Liens incurred or deposits made in the ordinary course of business in connection with workers compensation, unemployment insurance and other types of social security benefits;

     (p) Liens granted under purchase money mortgages, conditional sale agreements and other similar instruments relating to purchased properties or assets;

     (q) Liens in existence on the date hereof securing any Indebtedness of Intrawest or any of its subsidiaries or Specified Joint Ventures (in the case of outstanding Indebtedness that exceeds $10,000,000 (other than Indebtedness arising under a Contract between two or more wholly-owned subsidiaries of Intrawest or between Intrawest and one or more wholly-owned subsidiaries of Intrawest) which Contract under which such Indebtedness arises has been previously disclosed to Parent) and Liens granted after the date hereof to secure any Indebtedness of Intrawest or any of its subsidiaries or Specified Joint Ventures arising under existing Contracts for or in respect of any Indebtedness of Intrawest or any of its subsidiaries or Specified Joint Ventures or to secure any other Indebtedness incurred by Intrawest or any of its subsidiaries or Specified Joint Ventures after the date hereof which incurrence is not prohibited by section 4.1;

     (r) Liens on any properties or assets acquired by Intrawest or any of its subsidiaries or Specified Joint Ventures after the date hereof which are existing at the time of such acquisition, provided such acquisition is not prohibited pursuant to section 4.1;

     (s) Liens granted in the ordinary course of business to partners, limited liability company members, shareholders, joint venturers or co-owners securing obligations under partnership, limited liability company, shareholders', joint venture or co-ownership agreements disclosed pursuant to the Intrawest Disclosure Letter or under any such agreement which is not a Material Contract and any Liens contained in or arising under the constating documents of any person; and

     (t) other non-financial Liens in existence on the date hereof, which do not materially impair or encumber the use or the value of the property subject thereto, and provided the same have been complied with;

     "PERSON" includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, Governmental Authority or other entity, whether or not having legal status;

     "PERSONAL INFORMATION" means information about an identifiable individual collected, used or disclosed by Intrawest or any of its subsidiaries, such as an individuals' name, address, age, gender, identification number, income, family status, citizenship, employment, assets, liabilities, source of funds, payment records, credit information, personal references and health records;

     "PLAN OF ARRANGEMENT" means the plan of arrangement substantially in the form and content set out in Schedule A, as amended, varied or supplemented from time to time in accordance with Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

     "PROCEEDING" has the meaning defined in section 3.1(h);

     "RELEASE" means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment, including the threat of any such Release, and when used as a noun has a corresponding meaning;

     "REPRESENTATIVES" of any person means its officers, directors, employees, investment bankers, legal counsel and financial and other advisors and other representatives and agents of such person;

     "RESTRICTED SHARE UNIT AGREEMENT" means the Restricted Share Unit Agreement made as of the 24th day of April, 2006 between Intrawest and Alex Wasilov;

     "RSUS" means:

     (a) in the case of the Performance RSU Agreement, the "Target Allocation" thereunder (being 48,270 notional Common Shares);

     (b) in the case of the Restricted Share Unit Agreement, all the 29,439 notional Common Shares granted thereunder; and

     (c) in the case of the Intrawest Senior Employee RSU Plan, all of the notional Common Shares that would be allocated to each participant thereunder in the event of the termination of the employment of each of them with Intrawest after July 1, 2006 and before September 30, 2006 in circumstances which would result in section 4.2(a) of the Intrawest Senior Employee RSU Plan applying to them;

     "SARBANES-OXLEY ACT" means the United States Sarbanes Oxley Act of 2002 and the rules and regulations promulgated under such act;

     "SECURITIES AUTHORITIES" means the applicable securities commissions and other securities regulatory authorities in Canada and the United States;

     "SHARE CONSIDERATION" has the meaning defined in section 2.6(b);

     "SPECIAL COMMITTEE" means the special committee of the Board of Directors formed in relation to the Strategic Review;

     "SPECIFIED JOINT VENTURES" means (i) A Storied Place At Snowmass LLC, (ii) Futura I Developments LLC, (iii) Futura II Developments LLC, (iv) Intrawest/Brush Creek Development Company LLC, (v) Leisura II Developments LLC,
(vi) Leisura III Developments LLC, (vii) CNL Village Retail Partnership, LP,
(viii) Maui Beach Resort Limited Partnership, (ix) Orlando Village Development Limited Partnership, (x) Intrastar Mammoth LLC, and (xi) Blue Mountain Resorts Limited, and each subsidiary of each of the foregoing Joint Ventures;

     "STRATEGIC REVIEW" means the review by Intrawest of strategic options available to Intrawest for enhancing shareholder value announced by Intrawest on February 28, 2006, including the review of the capital structure of Intrawest, possible strategic partnerships, possible business combinations or acquisitions of the shares or properties or assets of Intrawest and solicitations of interest in relation thereto;

     "SUBSIDIARY" means, with respect to a specified entity, any:

     (a) corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at the time owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

     (b) partnership, limited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

     (c) a subsidiary (as defined in clauses (a) or (b) hereof) of any subsidiary (as so defined) of such specified entity;

     "SUPERIOR PROPOSAL" means an unsolicited bona fide written Acquisition Proposal made by a third party to Intrawest after the date hereof (a) that involves not less than 100% of the outstanding Common Shares (excluding any Common Shares held by the person making such Acquisition Proposal or its affiliates) or assets of Intrawest or any of its subsidiaries representing not less than substantially all of the consolidated assets of Intrawest and its subsidiaries, taken as a whole, and (b) which the Board of Directors determines, in its good faith judgment after, among other things, consultation, to the extent considered appropriate by the Board of Directors, with Intrawest's financial advisors (including the Financial Advisor) and after taking into account the terms and conditions of the Acquisition Proposal and the Arrangement (but not assuming away any risk of non-completion of either the Acquisition Proposal or the Arrangement), (i) is reasonably capable of being completed without undue delay, taking into account, to the extent considered appropriate by the Board of Directors, all legal, financial, regulatory and other aspects of such proposal and the person making such proposal, (ii) is on terms and conditions more favourable from a financial point of view to the Common Shareholders than those contemplated by this Agreement (including any proposal in writing that as of that time has been received by Intrawest from Parent and Acquisitionco to amend this Agreement and the Plan of Arrangement pursuant to section 5.4(c) and not withdrawn) and (iii) for which financing is then committed to at least the extent that the financing for the transactions contemplated herein is committed as at the date of this Agreement, and (c) in respect of which the Board of Directors determines in good faith (after receipt of advice from its outside legal counsel) that failure to recommend such Acquisition Proposal to the Common Shareholders would be inconsistent with its fiduciary duties, and (d) that, subject to compliance with the requirements of sections 5.3 and 5.4, the Board of Directors has determined to recommend to Common Shareholders;

     "SURVIVING CORPORATION" means any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of Intrawest with or into one or more other entities (pursuant to a statutory procedure or otherwise);

     "TAX ACT" means the Income Tax Act (Canada);

     "TAX" or "TAXES" means all federal, state, provincial, municipal, local and foreign taxes, assessments and other governmental charges, levies, duties, impositions and liabilities lawfully imposed by any Governmental Authority, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, occupation, net worth, goods and services, value added, ad valorem, withholding, payroll or employment, franchise, premium, land transfer and excise or property taxes, Canada or Quebec pension plan premiums, social security premiums, workers' compensation premiums, employment or unemployment insurance premiums, stamp taxes, alcohol taxes and custom duties together with all interest, penalties, fines and additions imposed with respect to such amounts;

     "TERMINATION DEADLINE" means March 31, 2007;

     "TRANSFER AGENT" means CIBC Mellon Trust Company;

     "UNITED STATES" means the United States of America;

     "VOTING SECURITY" means a security that:

     (a)  is not a debt security; and

     (b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing; and

     "WHISTLER/BLACKCOMB EMPLOYEE SHARE PURCHASE PLAN" means the
"Whistler/Blackcomb Employee Registered Savings and Share Purchase Plan", as amended from time to time.

1.2  CURRENCY

     Except where otherwise specified, all references to sums of money in this Agreement are expressed in lawful money of the United States and "$" refers to United States dollars.

1.3  INTERPRETATION NOT AFFECTED BY HEADINGS

     The division of this Agreement into Articles, sections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms "HEREOF ", "HEREIN", "HEREUNDER" and similar expressions refer to this Agreement, including the Schedules hereto, and not to any particular Article, section, subsection or other subdivision hereof. Unless the contrary intention appears, references in this Agreement to an Article, section, subsection or other subdivision hereof by number or letter or both refer to that Article, section, subsection or other subdivision, respectively, bearing that designation in this Agreement. Any references to the date of this Agreement, "the date hereof" or similar expressions or references will mean August 10, 2006.

1.4  KNOWLEDGE

     Any reference in this Agreement to the "KNOWLEDGE" of Intrawest means the actual knowledge that any of the Intrawest Senior Management or other management or other employees of Intrawest or one of its subsidiaries specified in the Intrawest Disclosure Letter has or would have after reasonable inquiry within Intrawest as to the subject matter, including without limitation with respect to compliance with Applicable Laws. In addition, "knowledge" means such knowledge as at the date of this Agreement, except, with respect to references to "knowledge" in representations and warranties in section 3.1 which are not specified to be as at a specified date and pursuant to the terms of this Agreement are to be true and correct as of the Effective Date as if made on and as of such date, in order for the condition set out in section 7.3(b) to be satisfied, will include knowledge obtained (or which after due enquiry should have been obtained) at any time after the date hereof and prior to the Effective Time.

1.5  DISCLOSURE

     (a) The phrase "AS PREVIOUSLY DISCLOSED" and similar expressions used in this Agreement will be construed for all purposes of this Agreement as referring solely to disclosure pursuant to the Intrawest Disclosure Letter and any such disclosure made to Fortress Investment Group LLC will be deemed to be made to Parent for all purposes of this Agreement. Disclosure by Intrawest in the Intrawest Disclosure Letter will be deemed to be disclosure for all purposes of this Agreement, where reasonably apparent, whether or not such disclosure refers to one or more Articles, sections, subsections or other subdivisions of this Agreement.

     (b) The inclusion of any information or disclosure in the Intrawest Disclosure Letter may be for greater certainty and the fact of the inclusion of such information or disclosure in the Intrawest Disclosure Letter will not affect the construction or interpretation of this Agreement, including the expression "ordinary course of business", "material" or the definition of "Material Adverse Effect".

1.6  NUMBER AND GENDER

     Unless the context otherwise requires, words importing the singular number only will include the plural and vice versa; words importing the use of any gender will include all genders; and words importing persons will include firms and corporations and vice versa. Whenever used in this Agreement, the words "INCLUDING" or "INCLUDES" and similar terms of inclusion will not, unless expressly modified by the words "only" or "solely", be construed as terms of limitation, but rather will mean "including but not limited to" and "includes but is not limited to", so that references to included matters will be regarded as illustrative without being either characterizing or exhaustive.

1.7  DATE OF ANY ACTION

     In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a business day, such action will be required to be taken on the next succeeding day which is a business day.

1.8  ACCOUNTING PRINCIPLES

     Whenever in this Agreement reference is made to generally accepted accounting principles, such reference will be deemed to be the Canadian generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor thereto, applicable as at the date on which any applicable calculation is made or required to be made in accordance with generally accepted accounting principles. Unless otherwise stated, or the context otherwise requires, all accounting terms used in this Agreement in respect of Intrawest will have the meanings attributable thereto under generally accepted accounting principles and all determinations of an accounting nature in respect of Intrawest required to be made will be made in a manner consistent with generally accepted accounting principles consistently applied.

1.9  STATUTORY REFERENCES

     References to any statute, enactment or legislation or to any section or provision thereof include a reference to any order, ordinance, regulation, rule or by-law or proclamation made under or pursuant to that statute, enactment or legislation and all amendments, modifications, consolidations, re-enactments or replacements thereof or substitutions therefor from time to time.

1.10  LEGAL, VALID AND BINDING

     All representations, warranties and covenants in this Agreement as to any covenant, agreement or document being legal, valid and binding are subject to the qualification that enforceability of such covenant, agreement or document is subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors' rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction and that enforcement may otherwise be limited under applicable Laws.

1.11  SCHEDULES

     The following are the Schedules to this Agreement, which are incorporated by reference into and form an integral part hereof:

     Schedule A -- Plan of Arrangement

     Schedule B -- Appropriate Regulatory Approvals

                                   ARTICLE 2

                                THE ARRANGEMENT

2.1  THE ARRANGEMENT

     (a) Intrawest, Parent and Acquisitionco agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

     (b) Subject to the terms of this Agreement, as soon as reasonably practicable, but in any event not later than September 29, 2006 or such other date as is agreed to by Parent and Intrawest, Intrawest will apply to the Court pursuant to the provisions of section 192 of the CBCA for the Interim Order.

     (c) Subject to the terms of this Agreement and in accordance with the Interim Order and applicable Legislation, Intrawest will convene and use commercially reasonable efforts to hold the Intrawest Meeting on or before October 31, 2006 or as soon as reasonably practicable thereafter.

     (d) Except as required for quorum purposes or a postponement or adjournment not exceeding five business days for the purpose of attempting to obtain the requisite approval of the Arrangement Resolutions, and except as otherwise permitted under this Agreement or agreed to by Parent in writing, Intrawest will not cancel, postpone or adjourn the Intrawest Meeting.

     (e) Subject to the terms of this Agreement and compliance by the directors and officers of Intrawest with their fiduciary duties, Intrawest will use commercially reasonable efforts to solicit from the Intrawest Securityholders proxies in favour of the approval of the Arrangement Resolutions, including, if so requested by Parent, using the services of dealers and proxy solicitation services.

     (f) Subject to the terms of this Agreement and compliance by the directors and officers of Intrawest with their fiduciary duties, and obtaining such approvals as required by the Interim Order, Intrawest will make and diligently pursue an application to the Court for the Final Order.

     (g) Subject to the terms of this Agreement, Acquisitionco and Parent will cooperate with, assist and consent to Intrawest seeking the Interim Order and the Final Order.

     (h) Subject to obtaining the Final Order and the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date) set forth in Article 7 (as confirmed by each party hereto to the others in writing) as soon as reasonably practicable thereafter Acquisitionco will, and Parent will cause Acquisitionco to, provide the Transfer Agent with sufficient funds to complete the transactions contemplated by sections 3.1(b), (f), (h) and (i) of the Plan of Arrangement and Intrawest will, in consultation with Parent, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement and Parent, Acquisitionco and Intrawest will forthwith carry out the terms of the Plan of Arrangement applicable to each of them, respectively.

     (i) Parent and Acquisitionco acknowledge and agree that Intrawest will take all such steps as may be necessary or desirable to allow all holders of Intrawest Options to participate in the Arrangement in respect of all vested and unvested unexercised Intrawest Options so that each holder of Intrawest Options will be entitled to receive from Intrawest, under the Arrangement, a cash amount in respect of each Intrawest Option equal to the difference between the Share Consideration and the applicable exercise price under such Intrawest Option.

     (j) In the event that Parent concludes that it is necessary or desirable to deal with the unexercised Intrawest Options in a different manner than described above, having consequences to the holders thereof which are equivalent to or better than those contemplated in this Agreement (an "ALTERNATIVE PLAN"), and which gives those holders of Intrawest Options the election to participate in the Alternative Plan or to receive a cash amount as provided in section 2.1(i), and so advises Intrawest in writing prior to September 1, 2006 (or such later date as Intrawest may agree), Intrawest agrees to cooperate with Parent in implementing such Alternative Plan.

2.2  INTRAWEST MEETING

     (a) Subject to Parent and Acquisitionco complying with section 2.2(d), as soon as reasonably practicable after the execution of this Agreement but in any event not later than September 29, 2006, Intrawest will prepare the Circular. Subject to the issuance of the Interim Order, as promptly as practicable after the completion of the Circular, Intrawest will cause the Circular to be sent to the Intrawest Securityholders as required by the Legislation and the Interim Order and filed with the appropriate Securities Authorities in accordance with the Legislation. The Circular will include the unanimous recommendation of the Board of Directors that the Intrawest Securityholders vote in favour of the Arrangement Resolutions unless such recommendation has been withdrawn, modified or amended in accordance with the terms of this Agreement and will include a copy of the Fairness Opinion.

     (b) Parent, Acquisitionco and Intrawest will cooperate in the preparation, filing and mailing of the Circular. Intrawest will provide Parent and its representatives with a reasonable opportunity to review and comment on the Circular, including by Parent providing in a timely and expeditious manner any information required to be supplied by Parent and Acquisitionco for inclusion in the Circular, prior to filing and mailing to Intrawest Securityholders in accordance with the Interim Order and the Legislation. Parent and Acquisitionco acknowledge that whether or not such comments are appropriate, or any revisions will be made as a result thereof to the Circular, will be determined solely by Intrawest acting reasonably.

     (c) Intrawest will ensure that the Circular complies with all applicable requirements under the Legislation including to ensure that the Circular complies with applicable requirements of National Instrument 51-102 -- Continuous Disclosure Requirements and Form 51-102F5 thereunder adopted by the Securities Authorities in Canada and (other than information relating to or provided by Acquisitionco and Parent, which will be the responsibility of Parent and Acquisitionco), does not contain any misrepresentation and provides Intrawest Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Intrawest Meeting.

     (d) Acquisitionco and Parent will, in a timely and expeditious manner, furnish Intrawest with all such information regarding Acquisitionco and Parent and its affiliates as may reasonably be required to be included in the Circular pursuant to the Legislation or any other Laws and any other filings required to be made by Intrawest under the Legislation or any other Laws in connection with the transactions contemplated herein. If requested by Intrawest, Parent and Acquisitionco will provide to Intrawest a certificate of Parent and Acquisitionco, signed by a senior officer of Parent and Acquisitionco, certifying that the information relating to Acquisitionco and Parent and its affiliates that is contained in the Circular or contained in other filings (a copy of which have been provided to Parent) to be made by or on behalf of Intrawest in compliance or intended compliance with requirements under the Legislation or any other applicable Laws does not contain any misrepresentation.

     (e) Parent and Acquisitionco will indemnify and save harmless Intrawest and the directors, officers, employees and agents of Intrawest from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (not including loss of profits or consequential damages) to which Intrawest or any director, officer, employee or agent of Intrawest may be subject or which Intrawest or any director, officer, employee or agent of Intrawest may suffer, whether under the provisions of the Legislation or any other Laws or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of (i) any misrepresentation or alleged misrepresentation in any information relating to Acquisitionco or Parent provided by Parent or Acquisitionco or their affiliates and included in the Circular or other filings made by or on behalf of Intrawest in compliance or intended compliance with requirements under the Legislation or other applicable Laws in connection with the transactions contemplated herein and (ii) any order made, or any inquiry, investigation or proceeding by any Securities Authority or other competent authority, based on any misrepresentation or any alleged misrepresentation in any information relating to Acquisitionco or Parent or their affiliates provided by Parent or Acquisitionco and included in the Circular or in any filing by or on behalf of Intrawest in compliance or intended compliance with applicable Legislation or other applicable Laws; provided that Parent and Acquisitionco will not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses do not arise out of or are not based upon any information provided by Parent or Acquisitionco.

     (f) Intrawest will promptly inform Parent of any requests or comments made by Securities Authorities in connection with the Circular.

     (g) Intrawest will advise Parent as Parent may reasonably request, and at least on a daily basis on each of the last seven business days prior to the Intrawest Meeting, as to the aggregate tally of the proxies received by Intrawest in respect of the Arrangement Resolutions and any other matters to be considered at the Intrawest Meeting.

     (h) Intrawest will promptly advise Parent of any written notice of dissent or purported exercise by any Common Shareholder of dissent rights received by Intrawest in relation to the Intrawest Meeting and the Arrangement Resolutions and any withdrawal of dissent rights received by Intrawest and, subject to applicable Laws, any written communications sent by or on behalf of Intrawest to any Common Shareholder exercising or purporting to exercise dissent rights in relation to the Arrangement Resolutions.

     (i) If, at any time before the Effective Date, Parent or Acquisitionco becomes aware that the information relating to it and its subsidiaries which is contained in the Circular or any filing by or on behalf of Intrawest in compliance or intended compliance with applicable Legislation or other applicable Laws contains a misrepresentation or if, for any reason, before the Effective Date the information relating to Acquisitionco and Parent and its subsidiaries that is contained in the Circular or any such filing no longer fails to contain any misrepresentation or otherwise requires an amendment or supplement to the Circular or such filing, Parent and Acquisitionco will promptly deliver written notice thereof to Intrawest setting out full particulars thereof. In such event Parent and Acquisitionco and Intrawest will cooperate in the preparation of a supplement or amendment to the Circular or filing, as required under the Legislation or any other Laws, and, if required under the Legislation or by the Court, cause the same to be distributed to the Intrawest Securityholders or filed with the relevant Securities Authorities.

     (j) Intrawest will give notice to Parent of the Intrawest Meeting and allow Parent's representatives and legal counsel to attend the Intrawest Meeting.

2.3  INTERIM ORDER

     The application referred to in section 2.1(b) will include a request that the Interim Order provide, among other things:

     (a) for the class of persons to whom notice is to be provided in respect of the Arrangement and the Intrawest Meeting and for the manner in which such notice is to be provided;

     (b) that, subject to the approval of the Court, the requisite approval of the Arrangement Resolutions will be 66 2/3% of the vote cast on the Arrangement Resolutions by Intrawest Securityholders present in person or by proxy at the Intrawest Meeting with Common Shareholders and holders of Intrawest Options voting together (with each Common Shareholder being entitled to one vote for each Common Share held and each holder of Intrawest Options being entitled to one vote for each Common Share subject to the Intrawest Options held by such holder that they would be entitled to acquire if they exercised all Intrawest Options held by them, without reference to any vesting provisions or exercise price) provided that as part of such approval the Arrangement Resolutions are approved by 66 2/3% of the votes cast on the Arrangement Resolution by Common Shareholders present in person or by proxy at the Intrawest Meeting;

     (c) for the grant of rights of dissent as provided in the Plan of Arrangement; and

     (d) for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

2.4  COURT PROCEEDINGS

     Intrawest will provide legal counsel to Parent with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, including by providing on a timely basis any information required to be supplied by Parent and Acquisitionco for inclusion in such material, prior to the service and filing of that material and will accept the reasonable comments of Parent and its counsel. In addition, Intrawest will not object to legal counsel to Parent and Acquisitionco making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that Intrawest is advised of the nature of any submissions prior to the hearing. Intrawest will also provide legal counsel to Parent and Acquisitionco on a timely basis with copies of any notice of appearance and evidence served on Intrawest or its legal counsel in respect of the application for the Final Order or any appeal therefrom. Subject to the terms of this Agreement, Parent and Acquisitionco will cooperate with, assist and consent to Intrawest seeking and obtaining the Interim Order and Final Order. Subject to applicable Laws, Intrawest will not file any material with the Court in connection with the Arrangement or serve any such material, and not agree to modify or amend materials so filed or served except as contemplated hereby or with Parent's prior written consent, such consent not to be unreasonably withheld or delayed.

2.5  PREPARATION OF FILINGS

     (a) Parent, Acquisitionco and Intrawest will as promptly as practicable hereafter cooperate in:

        (i) the preparation of any application for the Appropriate Regulatory Approvals;

        (ii) the preparation of any filings and documents and submissions of information required or requested by any Governmental Authority from the parties or any of their subsidiaries relating to the Arrangement (including filings, documents and submissions of information requested in respect of the Appropriate Regulatory Approvals) the failure to effect which, individually or in the aggregate, would prevent or materially delay the consummation of the Arrangement or would reasonably be expected to have a Material Adverse Effect on Intrawest; and

        (iii) in connection with the foregoing, subject to applicable Laws relating to access to and exchange of information, keep the other party reasonably informed as to the status of the proceedings relating to obtaining the Appropriate Regulatory Approvals, including providing the other party with copies of all related applications and notifications (other than confidential information contained in such applications and notifications), in draft form, in order for the other party to provide its comments thereon and providing the other party or, if the information is competitively sensitive, the other party's outside legal counsel, with all information it reasonably requests for purposes of obtaining the Appropriate Regulatory Approvals, and if a party hereto intends to participate in any meeting with any Governmental Authority with respect to any such Appropriate Regulatory Approval, it shall give the other parties reasonable prior notice of, and an opportunity to participate in, such meeting.

     (b) Each party will promptly notify the other party if at any time before the Effective Time it becomes aware that:

        (i) any application for an Appropriate Regulatory Approval or any registration statement, circular or other filing under applicable Laws made in connection with this Agreement and the transactions contemplated herein contains a misrepresentation; or

        (ii) any Appropriate Regulatory Approval or other sanction, ruling, consent, order, exemption, permit, no-action letter or other approval applied for as contemplated herein which has been obtained contains or reflects or was obtained following submission of any application, filing, document or submission as contemplated herein that contained a misrepresentation;

        such that an amendment or supplement to such application, registration statement, circular, filing, document or submission or sanction, ruling, consent, order, exemption, permit or approval or no-action letter may be necessary or advisable. Parent, Acquisitionco and Intrawest will cooperate in the preparation of such amendment or supplement as required.

     (c) If the Arrangement becomes effective, Acquisitionco and Intrawest will use reasonable commercial efforts to cause the Common Shares to be delisted from the Exchanges and de-registered under the Exchange Act promptly, with effect immediately following the acquisition by Acquisitionco of all of the Common Shares pursuant to the Plan of Arrangement.

2.6  PLAN OF ARRANGEMENT AND CLOSING

     (a) Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, each holder of Intrawest Options, whether vested or unvested, will be entitled to receive from Intrawest an amount equal to the Share Consideration less the exercise price per share under the applicable Intrawest Option, in respect of each Common Share which such holder has the right to acquire under the Intrawest Options.

     (b) Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, each holder of Common Shares (other than any "Dissenting Shareholder" (as defined in the Plan of Arrangement)) will be entitled to receive $35.00 (the "SHARE CONSIDERATION") for each Common Share held.

     (c) Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, all DSUs under the Intrawest DSU Plans and all RSUs under the Performance RSU Agreement, the Restricted Share Unit Agreement and, at the election of Parent, the Intrawest Senior Employee RSU Plan will be acquired or cancelled by Intrawest for cash equal to the Share Consideration per DSU or RSU, as the case may be and, at the election of Parent, all of the RSUs under the Intrawest Senior Employee RSU Plan will be acquired or cancelled by Intrawest for cash equal to the Share Consideration per RSU (it being acknowledged and agreed by the parties that, if Parent exercises such election, the Plan of Arrangement will be amended accordingly).

     (d) Subject to obtaining the Final Order, on the second business day after the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective
          Date) set out in Article 7, the Articles of Arrangement will be filed with the Director. Upon such filing, unless otherwise provided in the Plan of Arrangement, the events set out in section 3.1 of the Plan of Arrangement will occur in the order or sequence indicated therein and each Common Share outstanding immediately prior to the Effective Time will be transferred to Acquisitionco as provided in the Plan of Arrangement. Acquisitionco will make arrangements for all payments required to be made by it as contemplated pursuant to section 3.1 of the Plan of Arrangement to be made at the time of completion of the transactions contemplated in the Plan of Arrangement. The Arrangement will, from and after the Effective Time, have all of the effects provided by applicable Laws, including the CBCA and Intrawest, Parent and Acquisitionco will be bound by the provisions of the Plan of Arrangement as provided therein. The closing of the transactions contemplated by the Plan of Arrangement will take place at the Vancouver, British Columbia offices of McCarthy Tetrault LLP at the Effective Time (or such other time as may be agreed by Parent and Intrawest).

2.7  WITHHOLDING

     Intrawest, Parent or Acquisitionco, as the case may be, will deduct and withhold or cause to be deducted and withheld, as appropriate, from the amount otherwise payable pursuant to this Agreement or the Plan of Arrangement to any Intrawest Securityholder (including any consideration payable to holders of Common Shares or of Intrawest Options or any payments to Common Shareholders that exercise dissent rights with respect to the exercise of such rights) or to any person in respect of DSUs under the Intrawest DSU Plans or RSUs under the Performance RSU Agreement, the Restricted Share Unit Agreement and, if applicable, the Intrawest Senior Employee RSU Plan such amounts as are required to be deducted and withheld with respect to any such payment by the Tax Act or the Code and will be entitled to deduct and withhold such amounts as may be required by any other Law relating to Taxes as counsel may advise is required to be made by Intrawest, Parent or Acquisitionco, as the case may be. To the extent any amounts are so deducted and withheld and remitted or caused to be deducted, withheld or remitted to the appropriate Governmental Authority by Intrawest, Parent or Acquisitionco, as the case may be, such amount will be treated for all purposes of this Agreement as having been paid to the particular Intrawest Securityholder on account of the obligation to make any payments to such Intrawest Securityholder hereunder.

2.8  REGISTRAR AND TRANSFER AGENT

     Intrawest will permit the Transfer Agent to act as depositary in connection with the Arrangement.

                                   ARTICLE 3

                         REPRESENTATIONS AND WARRANTIES

3.1  REPRESENTATIONS AND WARRANTIES OF INTRAWEST

     Intrawest represents and warrants to and in favour of Parent and Acquisitionco as follows and acknowledges that Parent and Acquisitionco are relying upon such representations and warranties in entering into this
Agreement:

     (a) Board Approval. As of the date hereof, the Board of Directors, after, among other things, consultation with and receiving advice from its legal advisors and consultation with and receiving advice from Intrawest's financial advisors (including the Financial Advisor), and after receiving the Fairness Opinion, has approved this Agreement and the Arrangement, has unanimously determined that the Arrangement is fair to the Common Shareholders and is in the best interests of Intrawest and its shareholders and has resolved to recommend that Common Shareholders vote in favour of the Arrangement Resolutions.

     (b) Organization and Qualification. Intrawest and each of its subsidiaries (i) is a corporation duly incorporated, continued or amalgamated or an entity duly formed and validly existing under the laws of its jurisdiction of incorporation, continuance, amalgamation or formation, (ii) has the requisite corporate or other power and capacity to own its properties and assets as now owned and to carry on its business as it is now being carried on and (iii) is duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the nature of its properties and assets, or the nature of its activities, makes such registration necessary; except, in each case, where the failure to satisfy the foregoing does not have a Material Adverse Effect on Intrawest.

     (c) Authority. Intrawest has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated herein.

     (d) Execution and Delivery. The execution and delivery of this Agreement and, subject to obtaining the approval of the Intrawest Securityholders of the Arrangement and the Final Order as contemplated in section 2.1 and subject to approval of the Circular by the Board of Directors, and subject to the approval of the directors and shareholders of Intrawest of the Amalgamation, the consummation by Intrawest of the transactions contemplated by this Agreement, have been duly authorized by the Board of Directors and no other corporate proceedings on the part of Intrawest are necessary to authorize the execution and delivery by it of this Agreement or the Arrangement or the consummation by Intrawest of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Intrawest and constitutes a legal, valid and binding obligation of Intrawest enforceable against Intrawest in accordance with its terms.

     (e) No Violation. Except as previously disclosed by Intrawest to Parent, and subject to obtaining the Appropriate Regulatory Approvals, the execution and delivery by Intrawest of this Agreement and the performance by Intrawest of its obligations hereunder and the consummation of the transactions contemplated herein do not and will not (nor will they with the giving of notice or the lapse of time or both) (i) result in a contravention, breach, violation or default under any Law applicable to Intrawest or any of its subsidiaries or, to the knowledge of Intrawest, Specified Joint Ventures or any of their respective properties or assets, (ii) result in a contravention, breach, violation or default under the constating documents of Intrawest or any of its subsidiaries or, to the knowledge of Intrawest, Specified Joint Ventures, (iii) result in a breach or default under, or give to any person any right of purchase or sale, termination, cancellation or acceleration under, or to require any payment from, or reduce any payment to, Intrawest or any of its subsidiaries or, to the knowledge of Intrawest, Specified Joint Ventures under, any Contract, (iv) result in the cancellation, suspension or alteration in the terms of any permit, licence, certificate, order, grant, classification, registration or any other consent, approval or authorization of any Governmental Authority held by Intrawest or any of its subsidiaries or, to the knowledge of Intrawest, Specified Joint Ventures other than those which are in the normal course or of a purely administrative nature and which will either be obtained or completed prior to the Effective Date or which can reasonably be expected to be obtained or completed after the Effective Date without adverse effect on the conduct of the operations of Intrawest or such subsidiaries or, to the knowledge of Intrawest, Specified Joint Ventures or (v) result in the creation of any Lien upon any properties or assets of Intrawest or any of its subsidiaries, except, in the case of clauses (i), (iii), (iv) and (v) above, for any such contravention, breach, violation, default, right, cancellation, suspension, alteration or Lien which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Intrawest.

     (f) Compliance with Laws. Except as previously disclosed by Intrawest to Parent, Intrawest and each of its subsidiaries and, to the knowledge of Intrawest, Specified Joint Ventures is currently conducting its business, and has since at least June 30, 2003 conducted its business, in compliance with all applicable Laws, except for any non-compliance which does not have, and would not be reasonably expected to have, a Material Adverse Effect on Intrawest and, to the knowledge of Intrawest, there have been no actions taken by any of Intrawest or any of its subsidiaries that would cause it to be in violation of the Foreign Corrupt Practices Act of the United Sates of America or the Corruption of Foreign Public Officials (Canada) Act.

     (g) Consents. Except as previously disclosed, no material consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by Intrawest or any of its subsidiaries in connection with the execution and delivery of this Agreement, other than those which are contemplated by this Agreement and other than those which are in the normal course or of a purely administrative nature and which will either be obtained or completed prior to the Effective Date or which can reasonably be expected to be obtained or completed after the Effective Date without adverse effect on the conduct of the operations of Intrawest or such subsidiaries, except any of the foregoing the failure to obtain or make does not have, and would not be reasonably expected to have, a Material Adverse Effect on Intrawest.

     (h) Litigation. Except as previously disclosed by Intrawest to Parent, there is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative material matter or proceeding, or to the knowledge of Intrawest, any investigation or inquiry by or complaint before any Governmental Authority, (collectively, "PROCEEDINGS") against or involving Intrawest or any of its subsidiaries or, Specified Joint Ventures or any of their respective properties or assets pending or, to the knowledge of Intrawest, threatened and, to the knowledge of Intrawest, no event has occurred which would reasonably be expected to give rise to any Proceeding, in each case which, if adversely determined, would reasonably be expected to have a Material Adverse Effect on Intrawest. There is no judgment, decree, injunction, rule, award or order of any Governmental Authority outstanding against Intrawest or any of its subsidiaries or Specified Joint
        Ventures that has had, or would reasonably be expected to have, a Material Adverse Effect on Intrawest.

     (i) Capitalization. Under its articles of continuance Intrawest is authorized to issue an unlimited number of common shares without par value, 50,000,000 Non-Resort Preferred Shares without par value (of which a total of 25,143,436 Non-Resort Preferred Shares were issued by Intrawest and subsequently redeemed by Intrawest and cancelled) and an unlimited number of Preferred Shares without par value. As at the date of this Agreement there are 49,063,126 Common Shares issued and outstanding and non-assessable, and no Non-Resort Preferred Shares or Preferred Shares are issued or outstanding. As at the date of this Agreement there are outstanding Intrawest Options to acquire an aggregate of 2,853,400 Common Shares and, except for such Intrawest Options, there are no outstanding options, warrants, subscriptions, puts, calls or other rights, entitlements, agreements, understandings or commitments (pre-emptive, contingent or otherwise) of any nature whatsoever requiring or which may require Intrawest to issue or sell any shares of Intrawest (including Common Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Intrawest (including Common Shares). All outstanding Common Shares have been duly authorized and validly issued, are fully paid and non-assessable. All Common Shares issuable on exercise of the outstanding Intrawest Options in accordance with their terms, upon issuance, will be validly issued as fully paid and non-assessable. All shares and bonds, debentures or other evidences of indebtedness of Intrawest that constitute securities, or other securities of Intrawest that are convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Intrawest have been issued in compliance, in all material respects, with all applicable securities Laws. There are no outstanding options, warrants, puts, calls or other rights, entitlements, agreements, arrangements, understandings or commitments requiring or which may require Intrawest or any of its subsidiaries to redeem, repurchase or otherwise acquire any of the shares of Intrawest. Other than Intrawest Options, there are no bonds, debentures or other evidences of indebtedness, or other securities, of Intrawest or any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for or otherwise evidence a right to acquire, securities which have the right to vote generally) with the Common Shareholders on the election of directors of Intrawest or other matters in respect of which Common Shareholders are entitled to vote at general meetings of Intrawest. There is no outstanding shareholder agreement, voting trust, right to require registration under any applicable securities Laws (including the Legislation) or any other arrangement or commitment to which Intrawest or any of its subsidiaries is a party or by which it is bound with respect to the voting, transfer or registration of any outstanding shares of Intrawest under any securities laws.

     (j)   Subsidiaries.  Except as previously disclosed by Intrawest to Parent,
           (i) Intrawest, directly or indirectly, beneficially owns all of the outstanding shares, voting securities or equity interests, as the case may be, of all of the subsidiaries of Intrawest, and (ii) all of the outstanding shares which are owned directly or indirectly by Intrawest in the capital of the subsidiaries of Intrawest which are corporations are validly issued, fully paid and non-assessable and all such outstanding shares, voting securities and equity interests in subsidiaries of Intrawest owned directly or indirectly by Intrawest are owned free and clear of any Liens other than Permitted Liens and there are no outstanding options, warrants, puts, calls or other rights, entitlements, agreements, understandings or commitments (pre-emptive, contingent or otherwise) of any nature whatsoever (other than any Permitted Lien) giving any other person the right to acquire any such shares or voting securities or equity interests owned directly or indirectly by Intrawest and there are no outstanding options, warrants, subscriptions, puts, calls or other rights, entitlements, agreements, understandings or commitments (pre-emptive, contingent or otherwise) requiring or which may require any subsidiary of Intrawest to issue or sell any shares or voting securities or equity interests of such subsidiary or any securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares or voting securities or equity interests of any such subsidiary.

           Except as previously disclosed by Intrawest to Parent, and except pursuant to the provisions of the constating documents of the subsidiaries of Intrawest or the constating documents of Joint Ventures, there are no outstanding contractual or other obligations of any subsidiaries of Intrawest (A) to repurchase, redeem or otherwise acquire any of the outstanding securities of such subsidiary, (B) with respect to the voting or disposition of any outstanding securities of any subsidiaries of Intrawest, (C) other than in the ordinary course of business, to make any loan, capital contribution or equity investment in any subsidiary of Intrawest, other than a wholly-owned subsidiary of Intrawest, or any Joint Venture or (D) other than in the ordinary course of business, to provide any guarantee with respect to Indebtedness in excess of $10,000,000 of any subsidiary of Intrawest, other than a wholly-owned subsidiary of Intrawest, or Joint Venture, other than any replacement guarantee which does not increase the amount of the guarantee being replaced. All Joint Ventures are listed in the Intrawest Disclosure Letter other than any Joint Venture (the "SUBSIDIARY JV") which is a subsidiary of a Joint Venture (the "PARENT JV") if all or substantially all of the Joint Venture Interests of the Subsidiary JV are owned by the Parent JV or the general partner or member thereof. Except as previously disclosed by Intrawest to Parent, all Joint Venture Interests are owned free and clear of any Liens other than Permitted Liens, and, except as contained in the constating documents of any Joint Venture, there are no outstanding options, warrants, puts, calls or other rights, entitlements, agreements, understandings or commitments (pre-emptive, contingent or otherwise) of any nature whatsoever (other than any Lien) giving any other person the right to acquire any such Joint Venture Interests. Except as previously disclosed by Intrawest, as at June 30, 2006 there was no indebtedness (other than indebtedness of the type referred to in clause (f) of the definition of "Indebtedness" in respect of Indebtedness of Intrawest or any wholly-owned subsidiary of Intrawest) of Intrawest or any wholly-owned subsidiary of Intrawest to Intrawest or any wholly-owned subsidiary of Intrawest in excess of $10,000,000.

     (k) Financial Statements. The Intrawest Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with those of previous years except (i) as otherwise stated in the notes to such statements or in the auditor's report thereon and (ii) the unaudited interim consolidated financial statements are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited financial statements, and the Intrawest Financial Statements, together with the related management's discussion and analysis, present fairly, in all material respects, the financial position of Intrawest and its subsidiaries as at the respective dates thereof and the results of operations and changes in financial position of Intrawest and its subsidiaries on a consolidated basis for the periods covered thereby (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments that are not material).

     (l) Books, Records and Disclosure Controls. Intrawest and each of its officers and directors are in compliance in all material respects with and have complied in all material respects with the provisions of the Sarbanes-Oxley Act, the Exchange Act and applicable requirements of the Exchanges that are applicable to Intrawest as at the date of this Agreement. To the knowledge of Intrawest, the records, systems, controls, data and information of Intrawest and each of its subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Intrawest or such subsidiary, except for any non-exclusive ownership or non-direct control that would not have a material adverse effect on the system of internal accounting control described in the following sentence. Intrawest and its subsidiaries have devised and maintain a system of internal controls over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements in accordance with generally accepted accounting principles. Intrawest:

        (i) has designed disclosure controls and procedures to ensure that material information is made known to its management by others within Intrawest and its subsidiaries; and

        (ii) has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that:

            A. transactions are executed in accordance with management's general or specific authorization; and

            B. transactions are recorded as necessary (1) to permit preparation of financial statements in conformity with generally accepted accounting procedures, or any other criteria applicable to such statements and (2) to maintain accountability for assets.

        Intrawest and its subsidiaries' corporate records and minute books have been maintained substantially in compliance with applicable Laws and are complete and accurate in all material respects.

     (m) Absences of Certain Changes or Events. Except as previously disclosed by Intrawest to Parent, and except in connection with the Strategic Review and the transactions contemplated herein:

        (i) Intrawest and its subsidiaries have no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) which is material to Intrawest and its subsidiaries, taken as a whole, including any agreement, contract or commitment to create, assume or issue any bond, debenture, note or other similar instrument or any agreement, contract or commitment providing for the guarantee, indemnification, assumption or endorsement or any similar commitment with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, required by generally accepted accounting principles to be set forth in a consolidated balance sheet of Intrawest and its subsidiaries or in the notes thereto, which individually or in the aggregate has not been reflected in the consolidated balance sheet of Intrawest and its subsidiaries dated March 31, 2006 forming part of the unaudited consolidated financial statements of Intrawest as at, and for the nine months ended March 31, 2006, including the notes thereto and the related management's discussion and analysis filed under the Legislation (or, in the case of contingent liabilities, indebtedness or obligations, in the consolidated balance sheet of Intrawest and its subsidiaries dated June 30, 2005 forming part of the audited consolidated financial statements of Intrawest as at, and for the year ended, June 30, 2005, and the notes thereto and the related management's discussion and analysis filed under the Legislation), other than liabilities, indebtedness or obligations incurred by Intrawest and its subsidiaries in the ordinary course of business since March 31, 2006 (and, in the case of contingent liabilities, indebtedness or obligations, incurred by Intrawest and its subsidiaries in the ordinary course of business since June 30, 2005); and

        (ii)  during the period from March 31, 2006 to the date of this
              Agreement:

            A. each of Intrawest and each of its material subsidiaries and Specified Joint Ventures has conducted its business only in the ordinary course;

            B. there has not occurred (or been threatened) any change, or any condition or event, which individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Intrawest;

            C. there has been no amendment to the articles of continuation or other constating documents of Intrawest;

            D. there has been no action taken which, if it had been taken after the date hereof, would have required Parent's agreement in writing pursuant to section 4.1 hereof; and

            E. there has been no agreement or commitment by Intrawest or any of its subsidiaries or Joint Ventures to do any of the foregoing.

     (n) Reporting Issuer Status and Securities Laws Matters. Intrawest is a "reporting issuer" within the meaning of the Legislation and not on the list of reporting issuers in default under the Legislation in the provinces and territories of Canada and is a "foreign private issuer" as defined in Rule 405 of the United States Securities Act of 1933, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Intrawest, Intrawest is not in default of any material applicable provision of the Legislation, and, to the knowledge of Intrawest, no inquiry or investigation (formal or informal) of any Securities Authority is in effect or ongoing or, to the knowledge of Intrawest, expected to be implemented or undertaken and which would reasonably be expected to have a Material Adverse Effect on Intrawest. Intrawest is in compliance in all material respects with the Legislation. The Common Shares are listed on the Exchanges and trading in the Common Shares is not currently halted or suspended. Intrawest is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940. No subsidiary of Intrawest is subject to the continuous disclosure requirements under any of the Legislation. The documents and information comprising the Intrawest Public Disclosure Record, as at the respective date they were filed, or, as applicable, the time of becoming effective, were in compliance in all material respects with the

Legislation and, where applicable, the rules and policies of the Exchanges and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and Intrawest is up-to-date in all forms, reports, statements and documents, including financial statements and management's discussion and analysis, required to be filed by it under the Legislation and, where applicable, the rules and policies of the Exchanges.

     (o) Property. Except as previously disclosed by Intrawest, all real property owned in fee simple (or equivalent title) by Intrawest or any subsidiary of Intrawest or Specified Joint Venture (the "REAL PROPERTY") is listed in the Intrawest Disclosure Letter and (i) Intrawest or one of its subsidiaries or Specified Joint Ventures, as the case may be, has good and marketable title to the Real Property and good and sufficient title to all other property owned or leased or otherwise held by Intrawest or any subsidiary of Intrawest or Specified Joint Venture, in the case of Intrawest or any of its subsidiaries and, to the knowledge of Intrawest, in the case of the Specified Joint Ventures, free and clear of all Liens other than Permitted Liens, and Intrawest and its subsidiaries and Specified Joint Ventures hold all such real and personal property as is necessary for them to conduct their business as presently conducted,
          (ii) there are no pending, or to the best of the knowledge of Intrawest, threatened condemnation or expropriation proceedings with respect to any real property owned or leased or otherwise held by Intrawest or any subsidiary of Intrawest or Specified Joint Venture,
          (iii) there are no outstanding options or rights of first refusal to purchase any real property (or any portion thereof or interest therein) owned or leased or otherwise held by Intrawest or any subsidiary of Intrawest or Specified Joint Venture, (iv) to the knowledge of Intrawest all of the material buildings, fixtures, systems and utilities on the real property owned or leased or otherwise held by Intrawest or any subsidiary of Intrawest or Specified Joint Venture (A) were constructed and are maintained in accordance with all applicable Laws; (B) are in good operating condition and in a state of good maintenance and repair, reasonable wear and tear excepted and (C) are adequate and suitable for the conduct of the business being conducted by Intrawest or any of its subsidiaries or Specified Joint Ventures thereon and (v) there is no material default by Intrawest or any of its subsidiaries or Specified Joint Ventures, nor to the best of the knowledge of Intrawest is there any event that with the passage of time or the giving of notice would constitute a material default by Intrawest or any of its subsidiaries or Specified Joint Ventures, in the performance or observance of the terms and provisions of the Permitted Liens, each of which has been complied with in all material respects; except, in each case, for any such failure of title, proceeding, option or right of first refusal, defect or default as individually or taken cumulatively would not reasonably be expected to have a Material Adverse Effect on Intrawest.

          Each of Intrawest and its subsidiaries and Specified Joint Ventures has good and sufficient title to such other real property interests, licenses, easements and rights of way permitting the use of land or premises by Intrawest and its subsidiaries and Specified Joint Ventures, which, together with its interest in the Real Property and any real property leased by Intrawest or any of its subsidiaries or Specified Joint Ventures (the "LEASED REAL PROPERTY"), is necessary to permit the operation of its current business, as it is now being conducted, except for such failure of title in respect of such other real property interests, licenses, easements, and rights of way as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Intrawest.

     (p) Employment Arrangements and Collective Agreements. Except as previously disclosed by Intrawest to Parent, none of Intrawest or any of its subsidiaries is:

        (i) a party to or bound by any written employment, retention or change of control agreement or other arrangement or understanding with any President, Senior Vice President or Executive Vice President or any person to whom they report that provides for any retention, severance or termination payments to any such officer or employee of Intrawest;

        (ii) a party to or bound by any collective bargaining or union agreement, any actual or, to the knowledge of Intrawest, threatened application for certification or bargaining rights in respect of Intrawest or any of its subsidiaries; or

        (iii) subject to any notice to bargain or ongoing collective bargaining negotiations, mediation or conciliation, any ongoing labour dispute, strike or lock-out relating to or involving any employees of

              Intrawest or any of its subsidiaries that is having, or would reasonably be expected to have, a Material Adverse Effect on Intrawest.

     (q) Financial Advisers or Brokers. Neither Intrawest nor any of its subsidiaries has incurred any obligation or liability, contingent or otherwise, or agreed to pay or reimburse any broker, finder, financial adviser or investment banker for any brokerage, finder's, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement or the transactions contemplated herein other than Goldman, Sachs & Co. and Capital West Partners.

     (r) Taxes. Except as previously disclosed by Intrawest to Parent, (i) Intrawest and each of its subsidiaries has, in respect of all taxation years which are open for review by the relevant Governmental Authority and which have not been reviewed at the date hereof, (A) duly and timely filed, or caused to be filed, all material Tax returns required to be filed by it prior to the date hereof, other than those which have been administratively waived and all such Tax returns are true and correct in all material respects; (B) paid on a timely basis all Taxes and all assessments and reassessments of Taxes due on or before the date hereof, other than Taxes which are being or have been contested in good faith and in respect of which, in the reasonable opinion of Intrawest, for which adequate reserves have been provided in the Intrawest Financial Statements, and other than Taxes the failure to pay which does not have, and would not reasonably be expected to have, a Material Adverse Effect on Intrawest; (C) duly and timely withheld, or caused to be withheld, all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account of any person, including any employees, officers or directors and any non-resident person) and duly and timely remitted, or caused to be remitted, to the appropriate Tax authority such Taxes and other amounts required by Law to be remitted by it, except to the extent that such failure has or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Intrawest; and (D) duly and timely collected, or caused to be collected, all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and duly and timely remitted to the appropriate Tax authority any such amounts required by Law to be remitted by it, except to the extent that such failure has or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (ii) reserves and provisions for Taxes accrued but not yet due as reflected in Intrawest Financial Statements are adequate as of the date of the Intrawest Financial Statements, in accordance with Canadian generally accepted accounting principles, and Taxes payable by Intrawest and its subsidiaries through the Effective Date will not exceed such reserve as adjusted through the Effective Date in accordance with the past custom and practice of Intrawest and its subsidiaries in filing their Tax returns; (iii) no deficiencies, litigation, proposed adjustments or matters in controversy with respect to Taxes exist or have been asserted which remain unresolved at the date hereof, and no action or Proceeding for assessment or collection of Taxes has been taken, asserted, or to the knowledge of Intrawest, threatened, against Intrawest or any of its subsidiaries or any of their respective assets, except, in each case, as disclosed or provided for in the Intrawest Financial Statements or except such deficiencies, litigation, proposed adjustments, confirmations, actions or proceedings that would not reasonably be expected to have a Material Adverse Effect on Intrawest; (iv) there are no outstanding elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes of, or the filing of any Tax return or any payment of any Taxes by, Intrawest or any of its subsidiaries; and (v) Intrawest is a "taxable Canadian corporation" as defined in the Tax Act.

     (s)  Material Contracts.

        (i) Except as previously disclosed by Intrawest to Parent, neither Intrawest nor any of its subsidiaries is a party to or bound by any Material Contracts.

        (ii) Except as previously disclosed by Intrawest to Parent and except as does not have, and would not reasonably be expected to have, a Material Adverse Effect on Intrawest, none of Intrawest, its subsidiaries or Joint Ventures or, to the knowledge of Intrawest, any of the other parties thereto, is in breach or violation of, or default (in each case, with or without notice or lapse of time or both) under, any Material Contract and none of Intrawest or any of its subsidiaries or Joint Ventures has received or given any notice of default under any Material Contract which remains uncured, and, to the knowledge of Intrawest, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach in any material respect under any Material Contract. Except as previously disclosed by Intrawest to Parent, true copies of the Material Contracts (or, in the case of oral Material Contracts, accurate summaries of the material terms of such Material Contracts) have been made available to Parent or its Representatives.

     (t) Permits. Intrawest and each of its subsidiaries and, to the knowledge of Intrawest, Specified Joint Ventures has obtained and is in compliance with all permits, licences, certificates, orders, grants, classifications, registrations and any other consents, approvals or authorizations of any Governmental Authority required by applicable Laws that are necessary for Intrawest or each of its subsidiaries or, to the knowledge of Intrawest, Specified Joint Ventures to own its respective properties and conduct its business as presently conducted (for greater certainty, excluding any consent, approval or authorization of any Governmental Authority which is required to complete the development of any land held for development but not yet developed or any real estate project which is under development, until such time as the failure to obtain such consent, approval or authorization would unduly delay or hinder the completion of the development of such land or real estate project), other than where the absence of any such consent, approval or authorization or the failure to comply does not have and would not reasonably be expected to have a Material Adverse Effect on Intrawest.

     (u) Restrictions on Business Activities. Except as previously disclosed by Intrawest to Parent, there is no judgment, injunction, order or decree binding upon Intrawest or any of its subsidiaries that has had or could reasonably be expected to have the effect of prohibiting, restricting or impairing any business of theirs, where such prohibition, restriction or impairment has had or would reasonably be expected to have a Material Adverse Effect on Intrawest.

     (v)  Benefits and Pensions.

        Except as previously disclosed by Intrawest to Parent:

        (i) the Intrawest Disclosure Letter contains a complete and correct list of each Intrawest Benefit Plan and Intrawest has no formal plans or commitments, legally binding or otherwise, to create any additional pension, benefit or compensation plan or modify or change any such existing Intrawest Benefit Plan;

        (ii) there are no unfunded liabilities in respect of any Intrawest Benefit Plan that is a pension, retirement or supplementary retirement plan (not including the Intrawest DSU Plans) that provides pensions, superannuation benefits or retirement savings, including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies;

        (iii) to the knowledge of Intrawest, none of Intrawest, any of its subsidiaries, any administrator or fiduciary in respect of one or more of the Intrawest Benefit Plans or any agent of any of the foregoing have been in breach in any material respect of any fiduciary obligation with respect to the administration of the Intrawest Benefit Plans or have engaged in any transaction or have acted or failed to act in a manner which would subject such person to any liability for breach of fiduciary duty under applicable Laws;

        (iv) no event has occurred respecting any registered Intrawest Benefit Plan which would result in the revocation of the registration of such Intrawest Benefit Plan (where applicable) or entitle any person or entity (without the consent of Intrawest) to wind-up or terminate any such Intrawest Benefit Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any such Intrawest Benefit Plan;

        (v) any payments, distributions or withdrawals from or transfers of assets to or from any Intrawest Benefit Plan have been made in all material respects in accordance with the terms of such Intrawest Benefit Plan, applicable Laws and any applicable collective agreements, and occurred with the consent of any applicable Governmental Authority (where required);

        (vi) none of Intrawest or any of its subsidiaries participates in or makes contributions on behalf of any employees or former employees to any multi-employer pension plan (as defined under the provisions of any applicable Law) or any multi-employer welfare benefit plan;

        (vii) to the knowledge of Intrawest, neither Intrawest nor any of its subsidiaries has any liabilities or contingent liabilities which are material to Intrawest and its subsidiaries taken as a whole in respect of any pension, benefit or compensation plan that was previously in effect that has been discontinued;

        (viii) all contributions and premiums required to be paid by Intrawest or any of its subsidiaries under any pension, health, prescription drug or other medical, workers' compensation, unemployment insurance or comparable plan or program established or maintained by any Governmental Authority have been paid by Intrawest or its subsidiaries in accordance with applicable Law or have been accrued by Intrawest and its subsidiaries, as applicable, in accordance with generally accepted accounting principles;

        (ix) all of the Intrawest Benefit Plans are and have been established, registered (where required), qualified, funded (to the extent applicable), invested (to the extent applicable) and administered, in all material respects, in accordance with all applicable Laws and in accordance with their terms and the terms of agreements between Intrawest or any of its subsidiaries and their respective employees and former employees who are participants in the Intrawest Benefit Plans;

        (x) all current obligations of Intrawest or any of its subsidiaries regarding the Intrawest Benefit Plans have been satisfied except as have not had, and would not reasonably be expected to have, a Material Adverse Effect on Intrawest; all contributions or premiums required to be made by Intrawest or any of its subsidiaries under the terms of each Intrawest Benefit Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the Intrawest Benefit Plans;

        (xi) each Intrawest Benefit Plan is, in all material respects, insured or funded as may be required by applicable Laws and in good standing with such Governmental Authorities as may be applicable and, as of the date hereof, no currently outstanding notice of non compliance has been received by Intrawest or any of its subsidiaries from any such Governmental Authorities;

        (xii) no Intrawest Benefit Plan provides any non pension post retirement or post employment benefits;

        (xiii) to the knowledge of Intrawest, no Intrawest Benefit Plan is subject to any pending investigation, examination or other Proceeding, action or claim initiated by any Governmental Authority, or by any other person (other than routine claims for benefits), and, to the knowledge of Intrawest, there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or affect the registration or qualification of any Intrawest Benefit Plan required to be registered or qualified; and

        (xiv) neither the execution and delivery of this Agreement by Intrawest nor the consummation of the Arrangement nor the compliance by Intrawest with any of the provisions hereof will result in any payment becoming due to any director or employee of Intrawest or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any Intrawest Benefit Plan.

     (w)  Intellectual Property.

        Except as previously disclosed by Intrawest to Parent:

        (i) Intrawest and its subsidiaries own, or have validly licensed (and are not in material breach of such licences), free and clear of all Liens other than Permitted Liens, all patents, trade-marks, trade names, service marks, domain names, logos, slogans, trade dress, and other copyrights, know how trade secrets, software, technology, inventions, rights of publicity, rights of privacy and rights to personal information, and all other intellectual property and proprietary rights that are material to the conduct of the business, as presently conducted, of Intrawest and its subsidiaries taken as a whole (all such rights that are owned being collectively referred to as the "OWNED IP RIGHTS" and the Owned IP Rights together with all such rights that are licensed being collectively referred to as the "INTELLECTUAL PROPERTY RIGHTS");

        (ii) (A) Intrawest and its subsidiaries are the sole and exclusive owners of all Owned IP Rights, (B) to the knowledge of Intrawest, the Owned IP Rights are valid and enforceable and the conduct of the business of Intrawest and its subsidiaries (including the Owned IP Rights and the products and services of Intrawest and its subsidiaries) does not infringe upon, misappropriate, or otherwise violate any third parties' intellectual property and proprietary rights, and the entering into of this Agreement and completion of the transactions contemplated hereby will not render invalid or unenforceable, or result in the loss of or require additional payment with respect to, any Intellectual Property Rights, except as would not reasonably be expected to have a Material Adverse Effect on Intrawest;

        (iii) to the knowledge of Intrawest, no third party is infringing upon the Owned IP Rights except as does not have a Material Adverse Effect on Intrawest;

        (iv) Intrawest and its subsidiaries own, or have validly licensed (and are not in material breach of such licences), all hardware, software and firmware, processed data, technology infrastructure and other computer systems that are material to the conduct of the business, as presently conducted, of Intrawest and its subsidiaries taken as a whole (collectively, the "TECHNOLOGY") and have taken commercially reasonable steps to implement and maintain appropriate virus protection and security measures in relation to the Technology;

        (v) Intrawest and its subsidiaries have reasonable back-up systems and a disaster recovery plan adequate to ensure the continuing availability of the functionality provided by the Technology except for such unavailability as would not reasonably be expected to have a Material Adverse Effect on Intrawest, and have ownership of, or a valid licence to, the Intellectual Property Rights necessary to allow them to continue to provide the functionality provided by the Technology in the event of any malfunction of the Technology or other form of disaster affecting the Technology; and

        (vi) except for any claims which do not have, and would not reasonably be expected to have, a Material Adverse Effect on Intrawest, no claims have been asserted which are outstanding against Intrawest or its subsidiaries or, to the knowledge of Intrawest, threatened against Intrawest or its subsidiaries alleging a violation of any person's privacy or personal information rights, nor, to the knowledge of Intrawest, does there exist a substantial basis for any material claim therefor and, except for any non-performance which does not have, and would not reasonably be expected to have, a Material Adverse Effect on Intrawest, Intrawest and its subsidiaries have taken commercially reasonable measures consistent with industry standard practices to ensure that such personal information is protected against unauthorized access, use, modification, or other misuse.

     (x) Insurance. Intrawest and its subsidiaries maintain the policies or binders of insurance listed in the Intrawest Disclosure Letter and Intrawest and its subsidiaries are in compliance in all material respects with all requirements with respect thereto.

     (y) Environment. Except as previously disclosed by Intrawest to Parent and except as would not reasonably be expected to have a Material Adverse Effect on Intrawest:

        (i) there is not any presence of any Hazardous Substances (except in quantities or concentrations below applicable criteria, standards or concentrations and in respect of which Intrawest has received no written notice from a Governmental Authority requiring the removal or remediation thereof, or otherwise in compliance with applicable Environmental Laws) or Release of any Hazardous Substances on, at, in, under or from any of the real property (including the workplace environment) currently, or, to the knowledge of Intrawest, on, at, in, under or from any of the real property (including the work place environment) previously, owned, leased or operated by Intrawest or any of its subsidiaries or Specified Joint Ventures;

        (ii) none of Intrawest or its subsidiaries or Specified Joint Ventures nor any of their respective directors or officers in such capacity has ever (A) been convicted of any offence for non-compliance with any Environmental Law; (B) been fined or otherwise penalized for non-compliance with any

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              Environmental Law; or (C) settled any prosecution for
              non-compliance with an Environmental Law short of conviction;

        (iii) none of Intrawest or its subsidiaries or Specified Joint Ventures has any liability pursuant to any Environmental Law, including any liability arising as a result of Hazardous Substances and there is no past or present fact, condition or circumstance that could result in any claim of liability against Intrawest or its subsidiaries or Specified Joint Ventures under any Environmental Law. None of Intrawest or its subsidiaries has received written notice of, or raising concerns in respect of, any liability pursuant to any Environmental Law for any reason and there are no grounds which would give rise to the issuance of any such notice concerning liability pursuant to any Environmental Law;

        (iv) to the knowledge of Intrawest, (A) none of the real property or other assets currently or previously owned, operated, or leased by Intrawest or its subsidiaries or Specified Joint Ventures has ever been used by any person as a landfill site, a waste disposal site, or as a location for the disposal of Hazardous Substances; or contains any urea formaldehyde foam insulation, asbestos, polychlorinated biphenyl waste, non-natural radioactive substances or above ground or underground storage tanks, active or abandoned, located thereon; and (B) there are at present no Hazardous Substances migrating onto or off of any of such real property;

        (v) no employee of Intrawest or its subsidiaries or Specified Joint Ventures or other Person has notified Intrawest that Intrawest or its subsidiaries or Specified Joint Ventures is liable for alleged injury or illness resulting from an alleged exposure to a Hazardous Substance;

        (vi) true and correct copies of all environmental reports requested by Parent and in the possession or control of Intrawest and its subsidiaries relating to any of its real property or the business of Intrawest have been made available to Parent;

        (vii) there are no pending claims of which Intrawest or its subsidiaries or Specified Joint Ventures have been provided notice or, to the knowledge of Intrawest, threatened claims, against Intrawest or any of its subsidiaries or Specified Joint Ventures arising out of any Environmental Laws;

        (viii) no Lien in favour of any Governmental Authority arising under Environmental Laws affecting Intrawest or any of its subsidiaries or Specified Joint Ventures or any real or personal property of Intrawest or any of its subsidiaries or Specified Joint Ventures is pending, or to the knowledge of Intrawest, threatened;

        (ix) the real property and business carried on by Intrawest and its subsidiaries and Specified Joint Ventures have all Environmental Permits necessary to be in compliance with Environmental Laws. All such Environmental Permits are validly issued, in full force and effect, have been materially complied with and there are no pending proceedings of which Intrawest or its subsidiaries have been provided notice or, to the knowledge of Intrawest, threatened proceedings by any Governmental Authority, which may result in the cancellation, revocation, suspension or modification of any such Environmental Permit; and

        (x) none of Intrawest or its subsidiaries or Specified Joint Ventures has received any written request for information, complaint, demand, administrative inquiry, notice of claim, notice of responsibility, notice of violation or notice of intent to bring a "citizens suit" under any Environmental Laws or any other written notice stating that it is or may be liable or held responsible under Environmental Laws, and there are no pending civil, administrative, or criminal proceedings of which Intrawest or its subsidiaries have been provided notice or, to the knowledge of Intrawest, threatened proceedings, against Intrawest or any of its subsidiaries or Specified Joint Ventures under any Environmental Laws.

        The parties agree that the representations and warranties contained in section 3.1(y) are the sole representations and warranties of Intrawest relating to the Environment, including compliance with Environmental Laws, contained in this section 3.1. The parties further agree that all representations contained in section 3.1 which are made in respect of Specified Joint Ventures, to the extent that such representations relate to (i) Intrastar Mammoth LLC, and (ii) Blue Mountain Resorts Limited, and each subsidiary of Intrastar Mammoth LLC or Blue Mountain Resorts Limited, are made, and shall be

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        deemed to be made to the knowledge of Intrawest, whether or not such representation and warranty is expressly qualified and stated to be the knowledge of Intrawest.

3.2  DISCLAIMER OF ADDITIONAL REPRESENTATIONS AND WARRANTIES

     Acquisitionco and Parent acknowledge and agree that, except as set forth in this Agreement, Intrawest makes no representation or warranty, express or implied, at law or in equity, with respect to Intrawest, its subsidiaries, its Joint Ventures, their respective businesses, their past, current or future financial condition, their properties, assets, liabilities or operations, their past, current or future profitability or performance, or any other matter, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, Intrawest expressly disclaims any representation or warranty that is not set forth in this Agreement.

3.3  REPRESENTATIONS AND WARRANTIES OF ACQUISITIONCO AND PARENT

     Each of Acquisitionco and Parent represents and warrants to Intrawest as follows and acknowledges that Intrawest is relying upon these representations and warranties in entering into this Agreement:

     (a) Organization and Corporate Capacity. Parent has been duly incorporated and is validly existing under the laws of Delaware and has the requisite corporate power and capacity to own its properties and assets as now owned and to carry on its business as it is now being carried on. Acquisitionco has been duly incorporated and is validly existing under the laws of the Province of Nova Scotia. Acquisitionco is a wholly-owned subsidiary of Parent and has been incorporated for the purpose of acquiring the Common Shares pursuant to the Arrangement and has not carried on any business or operations of any kind. Acquisitionco does not have any liabilities or obligations of any kind whatsoever and, as at the date of this Agreement, does not have any material assets. Subject to section 8.3, all of the outstanding shares of Acquisitionco are held and beneficially owned, directly or indirectly, by Parent. Following the assignment referred to in section 8.3, Acquisitionco will be a wholly-owned subsidiary of Luxco. At the Effective Time, Luxco will be duly incorporated and validly existing under the laws of Luxembourg and will have the requisite corporate power and capacity to own its properties and assets as owned at the Effective Time and to carry on its business as it is being carried on at the Effective Time. Parent is wholly-owned by Fortress. Parent has been incorporated for the purpose of participating in the transactions contemplated in this Agreement and has not carried on any business or operations of any kind. Parent does not have any liabilities or obligations of any kind whatsoever and, as at the date of this Agreement, does not have any material assets. All of the outstanding membership interests of Parent are held and beneficially owned, directly or indirectly, by Fortress. At the time of the assignment referred to in section 8.3, Luxco will be wholly-owned by Fortress. At the time of the assignment referred to in section 8.3, Luxco will not have carried on any business or operations of any kind and will not have any liabilities or obligations of any kind whatsoever and, as at the time of such assignment, will not have any material assets. As at the time of the assignment referred to in section 8.3, and as at the Effective Time, all of the outstanding shares of Luxco will be held as beneficially owned, directly or indirectly, by Fortress.

     (b) Authority. Each of Parent and Acquisitionco has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated herein. Immediately prior to the assignment to Luxco referred to in section 8.3, and at the Effective Time, Luxco will have the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated herein.

     (c) Execution and Delivery. The execution and delivery of this Agreement and the consummation by Parent and Acquisitionco of the transactions contemplated by this Agreement, including, in the case of Parent, the assignment contemplated in section 8.3, have been duly authorized by the manager and directors of Parent and Acquisitionco, respectively, and no other corporate proceedings on the part of Parent or Acquisitionco are necessary to authorize the execution and delivery by it of this Agreement or the Arrangement or the consummation by it of the transactions contemplated hereby or, in the case of Parent, the assignment contemplated in section 8.3. This Agreement has been duly executed and delivered by each of Parent and Acquisitionco and constitutes a legal, valid and binding obligation of each of Parent and Acquisitionco enforceable against each of Parent and Acquisitionco in accordance with its terms. The consummation by Luxco of the transactions contemplated by this Agreement will, at the Effective Time, have been duly authorized by the directors of Luxco and no other corporate proceedings on the part of Luxco will, at the Effective Time, be necessary to authorize the execution and delivery by it of the assignment of this Agreement or the Arrangement or the consummation by it of the transactions contemplated hereby. The assignment contemplated in section 8.3 will, prior to such assignment being effected, have been duly authorized by all necessary corporate proceedings on the part of Parent and Luxco and, following such assignment, this Agreement will constitute a legal, valid and binding obligation of Luxco enforceable against Luxco in accordance with its terms.

     (d) No Violation. Subject to obtaining the Appropriate Regulatory Approvals the execution and delivery by each of Parent and Acquisitionco of this Agreement and the performance by each of Parent and Acquisitionco of its obligations hereunder, including, in the case of Parent, the assignment contemplated in section 8.3, and the completion of the transactions contemplated herein do not and will not (nor will they with the giving of notice or the lapse of time or both)
          (i) result in a material contravention, breach, violation or default under any Law applicable to it or any of its properties or assets,
          (ii) result in a material contravention, breach, violation or default under its constating documents or (iii) result in a material breach or default under, or give to any person any right of purchase or sale, termination, cancellation or acceleration under, or to require any payment from, or reduce any payment to, it under any material contract or other material instrument or obligation to which it is bound or to which any of its properties or assets are subject; except, in each case, where such contravention, breach, violation, right or requirement would not impair the ability of Parent or Acquisitionco to perform its obligations hereunder or effect the Arrangement. Subject to obtaining the Appropriate Regulatory Approvals the acquisition by Luxco of rights under this Agreement pursuant to the assignment contemplated in section 8.3 and the performance by Luxco of its obligations hereunder and the completion of the transactions contemplated herein do not and will not (nor will they with the giving of notice or the lapse of time or both) (i) result in a material contravention, breach, violation or default under any Law applicable to it or any of its properties or assets, (ii) result in a material contravention, breach, violation or default under its constating documents or (iii) result in a material breach or default under, or give to any person any right of purchase or sale, termination, cancellation or acceleration under, or to require any payment from, or reduce any payment to, it under any material contract or other material instrument or obligation to which it is bound or to which any of its properties or assets are subject; except, in each case, where such contravention, breach, violation, right or requirement would not impair the ability of Luxco to perform its obligations hereunder or effect the Arrangement.

     (e) Availability of Debt and Equity Financing. Parent and Acquisitionco have made adequate arrangements to ensure that required funds are and will be available to provide to Acquisitionco the amount required for Acquisitionco and Parent (and, following the assignment contemplated in section 8.3, Luxco) to carry out their obligations under this Agreement and for Acquisitionco to carry out the terms of the Plan of Arrangement applicable to it and to pay all related fees and expenses. Prior to the execution and delivery of this Agreement, Parent has provided to Intrawest evidence of (i) the availability of committed credit facilities pursuant to an executed commitment letter (the "COMMITMENT LETTER") dated August 10, 2006 made by Lehman Brothers Inc., Lehman Commercial Paper Inc., Deutsche Bank Securities Inc., Deutsche Bank AG. Cayman Islands Branch, Bear Stearns & Co. Inc. and Bear Stearns Corporate Lending Inc. (collectively the "LENDERS") in favour of Fortress and (ii) equity commitments pursuant to an executed equity commitment letter (the "EQUITY COMMITMENT LETTER") dated August 10, 2006 made by Fortress in favour of Acquisitionco, pursuant to which the Lenders, in the case of the Commitment Letter, and Fortress, in the case of the Equity Commitment Letter, have committed to provide Acquisitionco with debt and equity financing in the amounts of $1,775,000,000 and $1,250,000,000, respectively. The commitments described in the Commitment Letter and the Equity Commitment Letter are not subject to any condition precedent other than the conditions set forth therein. As of the date hereof each of the Commitment Letter and the Equity Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Fortress and Acquisitionco, respectively, and, to the knowledge of the senior officers of Parent and Acquisitionco, after due enquiry, the other parties thereto, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Fortress or Acquisitionco under the Commitment Letter or the Equity Commitment Letter, respectively. The senior officers of Parent and Acquisitionco, after due enquiry, have no reason to believe that Acquisitionco and Parent will be unable to satisfy on a timely basis any term or condition of closing of the financing to be satisfied by them contained in the Commitment Letter or the Equity Commitment Letter and are not aware of any fact, occurrence or condition that may cause either of such financing commitments to terminate or be ineffective or any of the terms or conditions of closing of such financings not to be met or of any impediment to the funding of the cash payment obligations of Acquisitionco under the Arrangement. Acquisitionco will have at the Effective Time cash funds sufficient to consummate the Arrangement upon the terms contemplated by this Agreement and the Plan of Arrangement.

3.4  DISCLAIMER OF ADDITIONAL REPRESENTATIONS AND WARRANTIES

     Intrawest acknowledges and agrees that, except as set forth in this Agreement and in the Confidentiality Agreement, Parent and Acquisitionco make no representation or warranty, express or implied, at law or in equity, with respect to Parent, Acquisitionco or their respective subsidiaries, their respective businesses, their past, current or future financial condition, their properties, assets, liabilities or operations, their past, current or future profitability or performance, or any other matter, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, Parent and Acquisitionco expressly disclaim any representation or warranty that is not set forth in this Agreement or in the Confidentiality Agreement.

3.5  SURVIVAL OF REPRESENTATIONS AND WARRANTIES

     No investigation by or on behalf of any party hereto prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other parties. The representations and warranties of the parties contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This section 3.5 will not limit any covenant or agreement of any of the parties which, by its terms, contemplates performance after the Effective Time or date on which this Agreement is terminated, as the case may be.

                                   ARTICLE 4

                                   COVENANTS

4.1  COVENANTS OF INTRAWEST REGARDING THE CONDUCT OF BUSINESS

     Intrawest covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless Parent will otherwise consent in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law:

     (a) the business of Intrawest and its subsidiaries and, to the extent it is within the control of Intrawest or a subsidiary of Intrawest, the Joint Ventures, will be conducted only, and Intrawest and its subsidiaries and, to the extent it is within the control of Intrawest or a subsidiary of Intrawest, the Joint Ventures, will not take any action except, and Intrawest will use commercially reasonable efforts to maintain and preserve its and its subsidiaries' and Joint Ventures' business organization, properties, assets, properties, employees, goodwill and business relationships, in each case, in the ordinary course of business or pursuant to plans or proposals previously disclosed by Intrawest to Parent;

     (b) Intrawest will not, and, where applicable, will not permit any of its subsidiaries or, to the extent it is within the control of Intrawest or a subsidiary of Intrawest, the Joint Ventures, to, directly or indirectly, except pursuant to plans and proposals previously disclosed by Intrawest to Parent:

        (i) alter or amend the articles or by-laws of Intrawest or materially alter or amend the articles, charter, by-laws or other constating documents of any subsidiary of Intrawest or Joint Venture;

        (ii) declare, set aside or pay any dividend on or make any distribution or payment (whether in cash, shares or property) or return of capital in respect of the Common Shares, other than pursuant to plans or proposals previously disclosed by Intrawest to Parent, and the regularly scheduled quarterly cash dividends with respect to the Common Shares consistent with past practice;

        (iii) adjust, split, divide, consolidate, combine, exchange or reclassify any of the shares of Intrawest or any of the shares or voting securities or equity interests of any of the subsidiaries of Intrawest or Joint Ventures or issue or authorize the issuance of any other securities in lieu of, or in substitution for, any of such shares, voting securities or equity interests (other than any such action taken by any wholly-owned subsidiary of Intrawest);

        (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Intrawest or shares, voting securities or equity interests of any of the subsidiaries of Intrawest or Joint Ventures, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, such shares of Intrawest or shares or voting securities or equity interests of any of the subsidiaries of Intrawest or Joint Ventures, other than (A) the issuance of Common Shares issuable pursuant to the terms of Intrawest Options, (B) transactions between two or more wholly-owned subsidiaries of Intrawest or between Intrawest and one or more wholly-owned subsidiaries of Intrawest and (C) pursuant to pledge commitments contained in any written agreement previously disclosed by Intrawest to Parent;

        (v)  issue or grant any Intrawest Options;

        (vi) create any new phantom stock or deferred compensation plan, program or arrangement or materially modify or change any of the Intrawest DSU Plans or issue any securities or make any payments under any of the Intrawest DSU Plans other than pursuant to obligations existing as of the date of this Agreement that have been previously disclosed;

        (vii) redeem, purchase or otherwise acquire any of the outstanding shares of Intrawest or any of the shares or voting securities or equity interests of any subsidiary of Intrawest or securities convertible or exchangeable into or exercisable for any such shares, voting securities or equity interests, unless otherwise required by the terms of such securities and other than transactions between two or more wholly-owned subsidiaries of Intrawest or between Intrawest and one or more wholly-owned subsidiaries of Intrawest;

        (viii) amend or modify the terms of any of the shares of Intrawest or amend or modify in any material respect any of the shares, voting securities or equity interests of any subsidiary of Intrawest or any securities convertible or exchangeable into or exercisable for any such shares, voting securities or equity interests or any of the instruments or agreements governing such shares, voting securities or equity interests;

        (ix) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Intrawest or any of its material subsidiaries;

        (x) make any changes to its existing accounting policies and principles or adopt new accounting policies or principles or make any material changes to any of its accounting methods, practices or procedures (including by adopting any material new accounting methods, practices or procedures), except, in each case, as previously disclosed by Intrawest to Parent or required by applicable Laws or in accordance with generally accepted accounting principles;

        (xi) make, change or rescind any material election relating to Taxes, amend any tax return, surrender any right to claim a Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, or settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; or

        (xii) enter into, modify or terminate any Contract with respect to any of the foregoing;

        provided that nothing herein will restrict or prevent the dissolution, liquidation or winding-up of any subsidiary of Intrawest that does not own any assets or carry on any business and any such subsidiary taking any action of a type contemplated in this section 4.1(b) in connection with such dissolution, liquidation or winding-up or Intrawest or any of its subsidiaries causing or permitting such dissolution, liquidation or winding-up in the ordinary course of business of Intrawest and its subsidiaries;

     (c) Intrawest will promptly notify Parent in writing of (i) any circumstance or development occurring after the date of this Agreement that, to the knowledge of Intrawest, has, or would reasonably be expected to have, a Material Adverse Effect on Intrawest and (ii) the occurrence of any loss, breakage or damage to a property or asset owned or managed by Intrawest or any of its subsidiaries in excess of $10,000,000 (irrespective of insurance or third party proceeds which have been or may be received in connection with such loss, breakage or damage);

     (d) Intrawest will not, and will not permit any of its subsidiaries and, to the extent it is within the control of Intrawest or a subsidiary of Intrawest, the Joint Ventures, to, directly or indirectly, except in the ordinary course of business consistent with past practice or pursuant to any Contract existing as at the date of this Agreement or pursuant to plans or proposals previously disclosed by Intrawest to
          Parent:

        (i) sell, pledge, lease, licence or dispose of any properties or assets (including the shares or voting securities or equity interests of or in any subsidiary of Intrawest or Joint Venture) of Intrawest or of any subsidiary of Intrawest or Joint Venture;

        (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or other equity securities or interests or properties or assets or otherwise) any corporation, partnership or other business organization or division thereof, or any property or asset, or make any investment (either by the purchase of securities, contributions of capital, property transfer, or purchase of any properties or assets of any other person) or enter into or extend any option to acquire, or exercise an option to acquire any real property or commence construction of, or enter into any Contract to develop or construct any, real estate projects or developments, in each case if such transaction would reasonably be expected to be material to Intrawest and its subsidiaries, taken as a whole (provided that any such transaction will be deemed not to be material for this purpose if the consideration paid or payable has a value of less than $10,000,000 and is otherwise not in the ordinary course of business);

        (iii) incur any Indebtedness, or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, in each case, in excess of $25,000,000, except refinancing, renewal or replacement of existing debt on substantially market terms;

        (iv) make any loans, advances or capital contributions to, or investments in, any other person, other than to wholly-owned subsidiaries of Intrawest, in excess of $10,000,000;

        (v) authorize or make, or become obligated to make, capital expenditures unless such capital expenditures (i) are reflected in the Intrawest fiscal 2007 budget that was provided to Parent, or
             (ii) do not exceed $5,000,000 in respect of any single transaction or series of transactions constituting part of an overall transaction;

        (vi) dispose of, grant, or permit to lapse any rights to any material Intellectual Property Rights;

        (vii) waive or release any rights of material value;

        (viii) engage in any new business, enterprise or other activity that is material to Intrawest and its subsidiaries, taken as a whole, and that is inconsistent with the existing businesses of Intrawest and its subsidiaries in the manner such existing businesses generally have been carried on prior to the date of this Agreement;

        (ix) except pursuant to any Contract existing as at the date of this Agreement, (or, in the case of payment, discharge or satisfaction of any claims, liabilities or obligations, except the payment, discharge or satisfaction of liabilities reflected or reserved against in the Intrawest Financial Statements), pay, discharge or satisfy any claim, liability or obligation which is material to Intrawest and its subsidiaries, taken as a whole, or voluntarily waive, release, assign, settle or compromise any Proceeding where such Proceeding is:

            A.   material to Intrawest and its subsidiaries taken as a whole; or

            B. brought by any current, former or purported holder of any shares of Intrawest in its capacity as such;

            where such payment, discharge, satisfaction, waiver, release, assignment, settlement or compromise:

            C. requires any payment to any person by Intrawest or any subsidiary of Intrawest; or

            D. would reasonably be expected to have a Material Adverse Effect on Intrawest; or

        (x) authorize any of the foregoing or enter into or modify any Contract to do any of the foregoing;

        provided that nothing herein will restrict the entering into of any transaction described above between two or more wholly-owned subsidiaries of Intrawest or between Intrawest and one or more wholly-owned subsidiaries of Intrawest involving property or assets having a value, or an amount, of $10,000,000 or less;

     (e) Intrawest will not, and will not permit any of its subsidiaries or, to the extent it is within the control of Intrawest or a subsidiary of Intrawest, the Joint Ventures, to, directly or indirectly, except in the ordinary course of business or pursuant to plans or proposals previously disclosed by Intrawest to Parent and except for transactions between two or more wholly-owned subsidiaries of Intrawest or between Intrawest and one or more wholly-owned subsidiaries of Intrawest:

        (i) except for the incurrence of Indebtedness, or issuance of debt securities or the assumption, guarantee, endorsement or otherwise becoming responsible for the obligations of any person in amounts not in excess of $25,000,000 which is not restricted pursuant to section 4.1(d)(iii), enter into, or amend in any material respect, any Contract or series of related Contracts resulting in a new Contract or series of related new Contracts or modifications to an existing Contract or series of related existing Contracts that would result in any Contract having a term in excess of 12 months from the date hereof and which is not terminable by Intrawest or its subsidiary or Joint Ventures upon notice of 90 days or less (without the payment of any penalty or like amount) or would impose payment or other obligations on Intrawest or any of its subsidiaries or Joint Ventures in excess of $10,000,000;

        (ii) enter into any Contract that would limit or otherwise restrict Intrawest or any of its subsidiaries or Joint Ventures or any of their successors or that would, after the Effective Time, limit or otherwise restrict Parent or any of its subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area in any material respect; or

        (iii) terminate, cancel or amend in any material respect any Material Contract if such termination, cancellation or amendment would reasonably be expected to have a Material Adverse Effect on Intrawest;

     (f) except in the ordinary course of business and consistent with past practices or pursuant to plans or proposals previously disclosed by Intrawest to Parent or pursuant to any obligation existing as at the date of this Agreement, including pursuant to the Intrawest DSU Plans, the Intrawest Benefit Plans or any other employment, compensation or termination policy, program or arrangement in effect on the date hereof, and except as is necessary to comply with applicable Laws, neither Intrawest nor any of its subsidiaries will:

        (i) grant to any officer or director of Intrawest or any of its subsidiaries an increase in compensation;

        (ii) grant any general salary increase to the employees of Intrawest or any of its subsidiaries;

        (iii) grant any retention, severance or termination pay or amend or modify any such grant previously made;

        (iv) enter into any employment agreement with any officer or director of Intrawest or any of its subsidiaries;

        (v) increase any benefits payable under its current retention, severance or termination pay policies;

        (vi) adopt, materially amend or make any contribution to any bonus, profit sharing, compensation, incentive compensation, pension, retirement, deferred compensation, stock option, Intrawest Benefit Plan or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers or employees of Intrawest or any of its subsidiaries;

        (vii) make any loan to any officer or director of Intrawest or any of its subsidiaries; or

        (viii) voluntarily enter into any collective bargaining or union agreement or agree to voluntarily recognize any union, bargaining agent or association for the purpose of employee representation, or agree to, whether orally or in writing, any new terms of any existing collective bargaining agreement to which Intrawest or any subsidiary is bound or to any agreement that would serve as an estoppel to the enforcement of any term of any such collective bargaining agreement; and

     (g) Intrawest will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Intrawest or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of Intrawest or any of its subsidiaries will obtain or renew any material insurance (or re-insurance) policy for a term exceeding a reasonable period based on business needs.

     For purposes of this section 4.1, the parties agree that the power to restrict or prevent any of (i) Intrastar Mammoth LLC, or (ii) Blue Mountain Resorts Limited, or any subsidiary of either of the foregoing Joint Ventures, from taking any actions will be deemed to not be within the control of Intrawest or a subsidiary of Intrawest to the extent that such power is derived from a veto right contained in a shareholder agreement or other constating document relating to such Joint Venture.

4.2  PRE-ACQUISITION REORGANIZATION

     Intrawest agrees that, upon request by Parent, Intrawest shall, and shall cause its subsidiaries to, in each case, at the expense of Parent, use its commercially reasonable efforts to:

     (a) effect such reorganizations of its business, operations and assets and the integration of other affiliated businesses of Intrawest or its subsidiaries as Parent may request, acting reasonably (each a "PRE-ACQUISITION REORGANIZATION"); and

     (b) cooperate with Parent and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they most effectively be undertaken. Parent and Acquisitionco acknowledge and agree that the Pre-Acquisition Reorganizations shall (i) not impede, delay or prevent consummation of the Arrangement (including by giving rise to litigation by third parties), (ii) be such that, in the opinion of Intrawest, acting reasonably, would not prejudice the Intrawest Securityholders, (iii) not require Intrawest to obtain the approval of the Common Shareholders, and (iv) not be considered in determining whether a representation, warranty or covenant of Intrawest hereunder has been breached, it being acknowledged by Parent that these actions could require the consent of third parties under applicable Contracts. Parent shall provide written notice to Intrawest of any proposed Pre-Acquisition Reorganization at least ten days prior to the Effective Date. Upon receipt of such notice, Parent and Intrawest shall, at the expense of Parent, work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganizations. The parties shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the day ending immediately prior to the Effective Date, or such other time as Parent reasonably requests (but after Parent shall have waived (subject to applicable
          Laws) or confirmed that all conditions referred to in sections 7.1,
          7.2 and 7.3 have been satisfied) and provided that no such Pre-Acquisition Reorganization will be made effective unless (i) it is reasonably certain that the Arrangement will become effective; or (ii) such Pre-Acquisition Reorganization can be reversed or unwound without adversely affecting Intrawest and its subsidiaries in the event the Arrangement does not become effective and this Agreement is terminated or (iii) Intrawest otherwise agrees. If the Arrangement is not completed, Parent will forthwith reimburse Intrawest for all reasonable fees and expenses (including any professional fees and expenses) incurred by Intrawest and its subsidiaries in considering and effecting a Pre-Acquisition Reorganization and shall be responsible for any costs of Intrawest and its subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to termination of the Agreement at Parent's request. The obligation of Parent to reimburse Intrawest for fees and expenses and be responsible for costs as set out in this section will be in addition to any other payment Parent may be obligated to make hereunder and will survive termination of this Agreement.

4.3  ACCESS TO INFORMATION

     (a) Subject to compliance with applicable Laws (including pre-merger notification and other competition law requirements and other laws relating to the exchange of information) and the terms of any Contract existing as at the date of this Agreement (including any confidentiality obligation or undertaking binding on Intrawest), and except where disclosure would undermine or void any applicable legal privilege, Intrawest will, and will cause its subsidiaries to, afford to Parent and its officers, employees and other representatives reasonable access, during normal business hours, until the earlier of the Effective Time or the termination of this Agreement, to their respective businesses, properties, books and records, as well as to their respective management personnel, including in order to facilitate the ability to grant the collateral package required by the Lenders in connection with the financing contemplated by the Commitment Letter and the definitive agreements contemplated therein, subject, however, to such access not interfering with the ordinary conduct of the businesses of Intrawest and its subsidiaries. Parent will not contact employees of Intrawest or its subsidiaries except after prior consultation with the Chief Financial Officer, the General Counsel or the Corporate Secretary of Intrawest.

     (b) Notwithstanding the foregoing, except as expressly provided for herein, Intrawest will not be obligated to make available to Parent any materials relating to the Strategic Review or the assessment or evaluation of the transactions contemplated hereby or any alternative transaction considered in connection with the Strategic Review nor any information supplied by any of its officers, directors, employees, financial advisors, legal advisors, auditors, representatives or agents or other advisors in connection therewith or any confidentiality agreement made between Intrawest and any other person in connection with the Strategic Review or any such alternative transaction.

     (c) Without limiting the generality of the provisions of the Confidentiality Agreement, Parent acknowledges that all information provided to it under section 4.3(a) of this Agreement or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby (including the Disclosed Personal Information referred to in section 4.5(a)) is subject to the Confidentiality Agreement, which will remain in full force and effect notwithstanding any other provision of this Agreement or any termination of this Agreement. If any provision of this Agreement conflicts or is inconsistent with any provision of the Confidentiality Agreement, the provisions of this Agreement will supersede those of the Confidentiality Agreement but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect.

     (d) Without limiting the generality of the foregoing, each of Parent and Acquisitionco acknowledges and agrees that the Intrawest Disclosure Letter and all information contained in it is confidential and may not be disclosed to any other person unless (i) such disclosure is required under applicable Law, unless such Law permits it to refrain from disclosing such information for confidentiality or other reasons or (ii) such disclosure is required in order to enforce its rights under this Agreement.

     (e) Nothing in this section 4.3 will require Intrawest or its subsidiaries to disclose information subject to a written confidentiality agreement, covenant or obligation or undertaking with a third party (provided that, at the request of Parent, Intrawest will use commercially reasonable efforts to obtain the consent of the other party thereto to the disclosure of any information reasonably requested by Parent which is material to Intrawest and its subsidiaries, taken as a whole) or customer specific or competitively sensitive information ("CONFIDENTIAL DATA"). For greater certainty, until the Effective Date, access to and exchange of Confidential Data as between the parties will be limited to what is reasonably necessary for the purposes of securing all necessary regulatory approvals, the preparation and settlement of definitive documents and the advancement of the Arrangement and will be limited such that the dissemination of Confidential Data will be confined to the Representatives of the parties and their counsel who have a need to know such information for such purposes and who agree to respect such confidentiality in their dealings with Confidential Data. In particular, with reference to access to and the sharing of Confidential

          Data of one party with Representatives of the other party for purposes of preparing any filings or submissions in respect of the Appropriate Regulatory Approvals, the general principle which will be applied is that such information will be made available to, exchanged or shared with counsel to the parties rather than the parties or their Representatives.

4.4  ACCESS FOR FINANCIAL ADVISOR

     Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, Intrawest, Parent and Acquisitionco will each, and will cause their subsidiaries and their respective management personnel to, allow the Financial Advisor and its representatives to conduct all due diligence investigations and examinations which the Financial Advisor may reasonably require, and Intrawest, Parent and Acquisitionco will each promptly provide to the Financial Advisor all information relating to its respective financial condition, results of operation, business, properties, assets, operations or prospects reasonably requested by the Financial Advisor in order to permit the Financial Advisor to prepare the Fairness Opinion pursuant to its engagement.

4.5  PRIVACY MATTERS

     (a)  Parent, Acquisitionco and Intrawest acknowledge and agree that:

        (i) certain information provided by Intrawest to Parent or Acquisitionco in connection with the transactions contemplated hereunder constitutes Personal Information (the "DISCLOSED PERSONAL INFORMATION") which is necessary in connection with completion of the Arrangement;

        (ii) that the disclosure of the Disclosed Personal Information relates solely to the carrying on of the business of Intrawest or the completion of the Arrangement; and

        (iii) that such Disclosed Personal Information is subject to the Confidentiality Agreement and:

            A. may not be used for any purpose other than those related to the performance of this Agreement;

            B. must be kept strictly confidential and Parent and Acquisitionco will ensure that access to such Personal Information will be restricted to those officers, employees and other authorized representatives and advisors of Parent and Acquisitionco who have a bona fide need for access to such information and will instruct those representatives to protect the confidentiality of such information in a manner consistent with the obligations of Parent and Acquisitionco hereunder; and

            C. upon the termination of this Agreement, or otherwise upon the request of Intrawest, Parent and Acquisitionco will forthwith cease all use of the Disclosed Personal Information acquired by Parent and Acquisitionco in connection with this Agreement and will return to Intrawest or, at Intrawest's request, destroy in a secure manner the Disclosed Personal Information (and any copies).

     (b)  In addition to the foregoing obligations:

        (i) Parent and Acquisitionco agree to employ appropriate technology and procedures to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of the Disclosed Personal Information;

        (ii) each of Intrawest, Parent and Acquisitionco agree to promptly notify the other of all inquiries, complaints, requests for access and claims of which the party is made aware in connection with the Disclosed Personal Information, and the parties will fully cooperate with one another, with the persons to whom the Disclosed Personal Information relates, and any Governmental Authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims; and

        (iii) if the Arrangement is completed Intrawest may disclose additional Personal Information regarding its employees, customers, directors and officers to Parent or Acquisitionco and their Representatives on condition that:

            A. except as otherwise permitted by Intrawest, Parent and Acquisitionco and their Representatives must use or disclose such Personal Information only for the same purposes for which it was collected, used or disclosed by Intrawest, and

            B. except as otherwise reasonably directed by Intrawest, the employees, customers, directors, officers and shareholders to whom the Personal Information which is disclosed relates are notified that:

                (1)  the Arrangement has been completed, and

                (2) the Personal Information about them has been disclosed to Parent and Acquisitionco and their Representatives.

4.6  COVENANTS OF INTRAWEST REGARDING THE ARRANGEMENT

     Subject to the terms and conditions of this Agreement, Intrawest will, and, where applicable, will cause its subsidiaries to, perform all of the obligations required or desirable to be performed by Intrawest and its subsidiaries under this Agreement, co-operate with Acquisitionco and Parent in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement contemplated in this Agreement and use commercially reasonable efforts to consummate the transactions contemplated in this Agreement, and without limiting the generality of the foregoing, Intrawest will, and, where appropriate will cause its subsidiaries to:

     (a) subject to compliance by the directors and officers of Intrawest with their fiduciary duties, use all commercially reasonable efforts to obtain the approval by the Intrawest Securityholders of the Arrangement Resolutions at the Intrawest Meeting, including, if requested by Parent participating, together with representatives of Parent, in joint presentations to selected individual Intrawest Securityholders;

     (b) apply for and use commercially reasonable efforts to obtain all Appropriate Regulatory Approvals;

     (c) apply for and use commercially reasonable efforts to obtain such other consents, approvals and authorizations reasonably requested by Parent or Acquisitionco which are necessary or desirable in connection with the consummation of the Arrangement and the other transactions contemplated herein (which, for greater certainty, will include consents, approvals or authorizations required in connection with the Amalgamation as well as consents, approvals or authorizations which may be necessary or desirable in connection with Parent or Acquisitionco's financing of the transactions contemplated herein as contemplated in, and subject to, section 4.8(i));

     (d) use commercially reasonable efforts to oppose, lift or rescind any injunction or restraining or other order against it seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement and to defend, or cause to be defended any Proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby; and

     (e) as soon as is reasonably practicable, carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Intrawest or its subsidiaries with respect to the transactions contemplated hereby.

4.7  COVENANTS OF ACQUISITIONCO AND PARENT REGARDING THE PERFORMANCE OF
OBLIGATIONS

     Each of Acquisitionco and Parent will perform all its obligations under this Agreement, cooperate with Intrawest in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, each of Acquisitionco and Parent will:

     (a) apply for and use commercially reasonable efforts to obtain all Applicable Regulatory Approvals;

     (b) cooperate with Intrawest and its subsidiaries in connection with, and use commercially reasonable efforts to assist Intrawest and its subsidiaries in obtaining, all other consents, approvals and authorizations referred to in section 4.6(c) or which Intrawest may otherwise determine are necessary or desirable in connection with Intrawest and Parent and Acquisitionco performing and complying with their respective obligations hereunder and consummating the Arrangement and the other transactions contemplated herein;

     (c) use commercially reasonable efforts to oppose, lift or rescind any injunction or restraining or other order against it seeking to stop, or otherwise adversely affecting its ability to perform and comply with its obligations under the Plan of Arrangement and to defend, or cause to be defended any Proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby;

     (d) designate one individual from whom Intrawest may seek approval to undertake any actions not permitted to be taken under section 4.1 and will ensure that such person will respond, on behalf of Parent, to Intrawest's requests in an expeditious manner; and

     (e) forthwith carry out the terms of the Interim Order and Final Order to the extent applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Acquisitionco or Parent or its subsidiaries with respect to the transactions contemplated herein.

4.8  ACQUISITIONCO AND PARENT FINANCING

     (a) Without limiting the generality of section 4.7, Acquisitionco and Parent will make arrangements to borrow or otherwise be in possession of all funds required to be provided by Acquisitionco to the Transfer Agent pursuant to section 2.1(h) prior to the Effective Date and otherwise carry out its obligations under this Agreement and the terms of the Plan of Arrangement applicable to it and to pay all related fees and expenses. To the extent that Parent does not presently have sufficient funded capital to provide, from internal resources, funds required to be provided by Acquisitionco to the Transfer Agent pursuant to section 2.1(h), Acquisitionco will obtain such funds pursuant to the Commitment Letter, which has been executed and delivered by or on behalf of the Lenders and by Fortress prior to the date of this Agreement and the Equity Commitment Letter which has been executed and delivered by Fortress prior to the date of this Agreement and Parent and Acquisitionco each represent and warrant that as at the date of this Agreement each of the Commitment Letter and Equity Commitment Letter is in full force and effect and are legal, valid and binding obligations of Fortress, in the case of the Commitment Letter and Acquisitionco, in the case of the Equity Commitment Letter and, to the knowledge of Parent and Acquisitionco, the other parties thereto on a basis that is not subject to any condition precedent other than the conditions set out therein.

     (b) Acquisitionco and Parent will satisfy, on a timely basis, all covenants, terms, representations and warranties applicable to Acquisitionco and Parent in the Commitment Letter and Equity Commitment Letter that are within their control and enforce their rights under the Commitment Letter and Equity Commitment Letter.

     (c) Each of Acquisitionco and Parent will use its best efforts to negotiate and enter into definitive credit or loan or other agreement and all other documentation with respect to the financings contemplated in this section 4.8 as may be necessary for Acquisitionco to obtain such funds, on the basis described in this section 4.8 and otherwise on terms and conditions no less favourable than the Commitment Letter and the Equity Commitment Letter, and otherwise (i) subject only to such other conditions precedent as are acceptable to Intrawest or (ii) on terms and conditions which do not impair the ability of Parent or Acquisitionco to perform its obligations hereunder or effect the Arrangement, as soon as reasonably practicable but in any event prior to the Termination Deadline. Parent will deliver to Intrawest correct and complete copies of such executed definitive agreements and documentation promptly upon request by Intrawest.

     (d) Parent will keep Intrawest informed with respect to all material activity concerning the status of the financings referred to in this section 4.8 and will give Intrawest prompt notice of any material change with respect to any such financing. Without limiting the generality of the foregoing, Parent agrees to notify Intrawest promptly, and in any event within 24 hours, if at any time prior to the Effective Time (i) the Commitment Letter or the Equity Commitment Letter referred to in this section 4.8 will expire or be terminated for any reason, (ii) any event occurs that, with or without notice, lapse of time or both, would individually or in the aggregate, constitute a default or breach on the part of Acquisitionco or Parent under any material term or condition of the Commitment Letter or the Equity Commitment Letter or definitive agreement or documentation referred to in this section 4.8 or if Parent has any reason to believe Acquisitionco or Parent will be unable to satisfy, on a timely basis, any term or condition of any funding referred to in this section 4.8 to be satisfied by it contained in the Commitment Letter or the Equity Commitment Letter or (iii) any financing source that is a party to the Commitment Letter or the Equity Commitment Letter that such source either no longer intends to provide or underwrite any financing referred to in this section 4.8 on the terms set forth in the Commitment Letter or requests amendments or waivers that are or may be materially adverse to the timely completion by Acquisitionco of the transactions contemplated by this Agreement.

     (e) Other than in connection with and as contemplated in this Agreement, neither Parent nor Acquisitionco will, nor will Parent permit Acquisitionco or any of the other affiliates of Parent to, without the prior written consent of Intrawest, take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing, that would reasonably be expected to materially and adversely impair, delay or prevent Acquisitionco or Parent obtaining any of the financings referred to in this section 4.8.

     (f) Neither Parent nor Acquisitionco will, nor will Parent permit Acquisitionco to, amend or alter, or agree to amend or alter, the Commitment Letter or the Equity Commitment Letter or any definitive agreement or documentation referred to in this section 4.8 in any manner that could materially and adversely impair, delay or prevent the consummation of the transactions contemplated by this Agreement without the prior written consent of Intrawest.

     (g) If the Commitment Letter or the Equity Commitment Letter referred to in this section 4.8 is terminated or modified in a manner materially adverse to Parent or Acquisitionco for any reason, or if any portion of the credit facilities or other source of funding referred to in section 4.8(a) ceases to be available, Parent and Acquisitionco will, and Parent will cause Acquisitionco to, use its best efforts to (i) obtain, as promptly as practicable, and, once obtained, provide Intrawest with a copy of, a new financing commitment that provides for at least the same amount of financing as contemplated by the Commitment Letter, or the Equity Commitment Letter, as the case may be, on a basis that is not subject to any condition precedent other than the conditions precedent contained in the Commitment Letter, or the Equity Commitment Letter, as the case may be, and, if applicable, such other conditions as have been approved in writing by Intrawest prior to the date of this Agreement and otherwise on terms and conditions acceptable to Intrawest, (ii) negotiate and enter into definitive credit, loan or other agreements and all required documentation with such third parties as may be necessary for Acquisitionco to obtain such funds (to the extent reasonably practicable, on terms and conditions no less favourable than the Commitment Letter or the Equity Commitment Letter, as the case may be, being replaced) and on the basis described in this section 4.8 and otherwise on terms and conditions acceptable to Intrawest, as soon as reasonably practicable but in any event prior to the Termination Deadline, and deliver to Intrawest correct and complete copies of such executed definitive agreements and documentation promptly upon request by Intrawest, (iii) satisfy, on a timely basis, all covenants, terms, representations and warranties applicable to Acquisitionco and Parent in the Commitment Letter and the Equity Commitment Letter and all other required documentation referred to in this section 4.8(g) that are within their control and enforce their rights under the Commitment Letter and the Equity Commitment Letter and agreements and documentation, and (iv) obtain funds under such commitment to the extent necessary to consummate the transactions contemplated by this Agreement.

     (h) Parent will agree to guarantee Acquisitionco's obligations under the Commitment Letter and the Equity Commitment Letter and under the definitive agreements entered into pursuant to the Commitment Letter or the Equity Commitment Letter.

     (i) Intrawest will, and will cause its subsidiaries to provide, and use its commercially reasonable efforts to have its and their Representatives cooperate with Parent and Acquisitionco in connection with the arrangements by Parent and Acquisitionco to obtain the advance of the financing referred to in this section 4.8 as contemplated in the Commitment Letter as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Intrawest and its subsidiaries or interfere with or hinder or delay the performance by Intrawest of its other obligations hereunder), including (i) participation in meetings, drafting sessions and due diligence sessions, (ii) furnishing Parent and Acquisitionco and their financing sources with financial and other pertinent information regarding Intrawest as may be reasonably requested by Parent, (iii) assisting Parent and Acquisitionco and their financing sources in the preparation of (A) an offering document for any debt raised to complete the Arrangement and (B) materials for rating agency representations, (iv) cooperating with Parent and Acquisitionco in connection with applications to obtain such consents, approvals or authorizations which may be necessary or desirable in connection with such financing, (v) using commercially reasonable efforts to seek to take advantage of Intrawest's existing lending relationships, including attempting to persuade Intrawest's existing lenders to participate in the syndicate organized by the Lenders, (vi) reasonably cooperating with the marketing efforts of Parent and Acquisitionco and their financing sources for any debt raised by Parent to complete the Arrangement, (vii) forming new direct or indirect subsidiaries, (viii) having officers execute, without personal liability, any reasonably necessary officers' certificates or management representation letters to Intrawest's accountants to issue unqualified reports with respect to the financial statements to be included in any offering documents, and (ix) using best efforts to permit Parent and Acquisitionco to be able to provide the Lenders with the collateral package required by the Lenders in connection with the financing contemplated by the Commitment Letter and the definitive agreements contemplated therein, in a form reasonably satisfactory to the Lender (it being acknowledged by the parties that such collateral package will include the same collateral, but not necessarily be limited to the same collateral, as is in place in connection with Intrawest's current banking arrangements (it being understood that such banking arrangements will need to be repaid in connection therewith)); provided that none of Intrawest nor any subsidiary of Intrawest will be required to pay any commitment or other similar fee or incur any other liability in connection with any such financing prior to the Effective Time. Parent will, promptly upon request by Intrawest, reimburse Intrawest for all reasonable out-of-pocket costs (including legal fees) incurred by Intrawest or its subsidiaries and their respective advisers, agents and representatives in connection with such cooperation.

     (j) All non-public or otherwise confidential information regarding Intrawest obtained by Parent or its representatives pursuant to section 4.8(i) is information which is subject to the Confidentiality Agreement and will be kept confidential in accordance with the Confidentiality Agreement unless Intrawest otherwise agrees.

     (k)  For the avoidance of doubt, if any financing referred to in this section 4.8 is not obtained, Acquisitionco will continue to be obligated to consummate the Arrangement, and Parent will continue to be obligated to cause Acquisitionco to consummate the Arrangement, subject to and on the terms contemplated by this Agreement. Any failure to consummate the Arrangement as a result of the failure by Acquisitionco and Parent to obtain the financing referred to in this section 4.8 will constitute a breach by Acquisitionco and Parent hereunder.

4.9  MUTUAL COVENANTS

     Each of the parties covenants and agrees that, subject to the terms and conditions of this Agreement, except as contemplated in this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

     (a) it will use, and, where appropriate, cause its subsidiaries to use, commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 7 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable and commercially reasonable to permit the completion of the transactions contemplated in this Agreement in accordance with its obligations under this Agreement, the Plan of Arrangement and the Legislation and cooperate with the other parties in connection therewith, including using its commercially reasonable efforts to:

        (i) cooperate with the other party in connection with the performance by it of its obligations hereunder; and

        (ii) if any takeover Law or statute that purports to limit or restrict business combinations or the ability to acquire or vote shares is or becomes applicable to this Agreement or the Arrangement, take necessary action to consummate the transactions contemplated herein as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (subject to applicable Laws) otherwise act to attempt to minimize the effects of such takeover Law or statute;

     (b) it will use commercially reasonable efforts within its control to ensure that the representations and warranties in section 3.1, in the case of Intrawest, and section 3.3, in the case of Acquisitionco and Parent, remain true and correct as of the Effective Date (or in the case of such representations and warranties which refer to another date, remain true and correct as at such date) as if such representations and warranties were made at and as of such date; and

     (c) it will not knowingly take or cause to be taken any action which is inconsistent with this Agreement or which would reasonably be expected to prevent, significantly impede or materially delay the consummation of the Arrangement except as permitted by this Agreement.

4.10  EMPLOYMENT ARRANGEMENTS

     (a) Parent and Acquisitionco covenant and agree that, from and after the Effective Time, Parent and Acquisitionco will cause Intrawest, and any successor to Intrawest (including any Surviving Corporation), to agree to honour, perform or cause to be performed all existing employment, retention and change of control agreements of Intrawest as are disclosed in the Intrawest Disclosure Letter and all arrangements for the benefit of the officers or employees of Intrawest party thereto, provided for therein or contemplated thereby and will make available to Intrawest or any successor to Intrawest (including any Surviving Corporation) any financing required in order to make payment of amounts payable under any employment and retention agreements and incentive and deferred compensation plans or arrangements as are disclosed in the Intrawest Disclosure Letter.

     (b) Parent and Acquisitionco acknowledge that, pursuant to the provisions of the Intrawest Stock Option Plan, Intrawest may facilitate as necessary the acceleration of vesting of any unvested Intrawest Options as may be necessary or desirable to allow the persons holding Intrawest Options to exercise their Intrawest Options for the purpose of participating in the Arrangement as holders of Common Shares.

     (c) In the event the Arrangement becomes effective, the Intrawest Employee Share Purchase Plan, the Whistler/Blackcomb Employee Share Purchase Plan and the Funded Share Purchase Plan will each be terminated as of and from the Effective Time. Intrawest will take such actions as may be necessary to suspend the Intrawest Employee Share Purchase Plan, the Whistler/Blackcomb Employee Share Purchase Plan and Funded Share Purchase Plan so that employees participating in the plans will not make further contributions under the plans after the last day of the calendar month in which this Agreement is executed, provided that the plans may be reinstated if this Agreement shall have been terminated in accordance with its terms.

     (d) Prior to the Effective Date, and effective as of the Effective Date, Intrawest shall amend the Intrawest Supplemental Retirement Plan for Designated U.S. Executives so that the plan benefits shall not become payable in a single sum upon a Change of Control (as defined in the plan), but shall continue to become payable in accordance with the plan's provisions in equal monthly installments for the life of the respective plan participant.

     (e) Immediately prior to the Effective Time, Intrawest shall amend each of the Executive Employment Agreements, in form reasonably acceptable to the respective executives party thereto (or deliver a written undertaking to each of them to do so), to preserve certain termination rights the executives are currently entitled to pursuant to the Intrawest LTIP (which is being cancelled in connection with the completion of the Arrangement) by providing that:

        (i) in the event of the termination of the employment of the relevant executive with Intrawest or any Surviving Corporation for any reason whatsoever within 180 days after the Effective Date, Intrawest or the Surviving Corporation, as the case may be, will pay to such executive, in addition to all other amounts to which such executive may be entitled pursuant to such executive's Executive Employment Agreement or otherwise, an amount equal to the product obtained by multiplying the Share Consideration by the number of notional Common Shares to which such executive would be entitled pursuant to the Intrawest LTIP in respect of a "Reasonable Notice Period Allotment" if the Intrawest LTIP were in full force and effect at such time and such executive were entitled to a "Reasonable Notice Period Allotment" thereunder in respect of an "Event of Termination" occurring after June 30, 2006 and before July 1, 2007; and

        (ii) in the event of the termination of the employment of the relevant executive with Intrawest or any Surviving Corporation at any time after clause (i) above ceases to apply and such executive is entitled to the compensation provided for in section 5.4(b) of such executive's Executive Employment Agreement (whether pursuant to section 5.4, 5.6 or 5.7 thereof), Intrawest will pay to such executive, in addition to all other amounts to which such executive may be entitled pursuant to such executive's Executive Employment Agreement or otherwise, an amount equal to the product obtained by multiplying the Share Consideration by the number of notional Common Shares to which such executive would be entitled pursuant to the Intrawest LTIP in respect of a "Reasonable Notice Period Allotment" if the Intrawest LTIP were in full force and effect at such time and such executive were entitled to a "Reasonable Notice Period Allotment" thereunder in respect of an "Event of Termination" occurring after June 30, 2006 and before July 1, 2007;

4.11  INDEMNIFICATION

     (a) Parent and Acquisitionco will ensure that (i) the bylaws of Intrawest, and the constating documents of any successor to Intrawest (including any Surviving Corporation) and (ii) the constating documents of the subsidiaries of Intrawest (or any successor to any such subsidiary), will contain provisions with respect to indemnification now set forth in the articles or bylaws of Intrawest and the constating documents of the subsidiaries of Intrawest (or equivalent provisions), as the case may be, such that all rights to indemnification existing in favour of the present and former directors and officers of Intrawest or of any of the subsidiaries of Intrawest and present and former directors and officers of Intrawest or of any of the subsidiaries of Intrawest serving or who served at the request of Intrawest or any subsidiary of Intrawest as a director, officer, employee, agent or representative of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise (each such present or former director or officer of Intrawest or of any subsidiary of Intrawest being herein referred to as an "Indemnified Party" and such persons collectively being referred to as the "Indemnified Parties") as provided in the articles or bylaws of Intrawest or constating documents of any of the subsidiaries of Intrawest, or equivalent provisions, will survive and continue in full force and effect and without modification, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time in accordance with the terms of such bylaws and constating documents, or equivalent provisions, as at the Effective Time.

     (b) Intrawest, Parent and Acquisitionco agree that all rights to indemnification existing in favour of the Indemnified Parties as provided by any agreement to which Intrawest or any of its subsidiaries is a party and in effect as of the date hereof (including all provisions relating to advances for the funding of costs and expenses in connection with indemnification arrangements) will survive the completion of the Arrangement and will continue in full force and effect and without modification, and Parent and Acquisitionco will cause Intrawest, and any successor to Intrawest (including any Surviving Corporation), and its subsidiaries (including any successors thereto), to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time, for a period of not less than six years from the Effective Time.

     (c) Provided the Arrangement becomes effective, for a period of not less than six years after the Effective Date Intrawest will, and Parent and Acquisitionco will cause Intrawest and any successor to Intrawest (including any Surviving Corporation) to, continue and maintain in effect policies of directors' and officers' liability insurance, without any gaps, lapses or reduction in scope or coverage, for the benefit of the Indemnified Parties in such amounts, and with such deductibles, retained amounts, coverages and exclusions and otherwise on terms and conditions no less advantageous or favourable to the Indemnified Parties, than such insurance maintained by Intrawest immediately prior to the Effective Time and providing protection in respect of claims arising from or related to facts or events which occurred on or prior to the Effective Date. Parent and Acquisitionco also agree that after the expiration of such six year period they will use all commercially reasonable efforts to cause such directors and officers to be covered under the Parent's existing directors' and officers' insurance policy, if any. Notwithstanding any other provision of this Agreement, prior to the Effective Time Intrawest may, in the alternative, at its option, purchase prepaid non-cancellable run-off directors' and officers' liability insurance providing coverage (on terms comparable to those contained in Intrawest's current insurance policies) for a period of up to six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date in the same manner as such claims would have been covered if they arose prior to the Effective Date and any such policy purchased by Intrawest will cover the interest of Intrawest in respect of its indemnification obligations under this section 4.11, provided, however, that the premiums payable for such insurance do not exceed 200% of the premiums currently payable by Intrawest for directors' and officers' liability insurance (which, for greater certainty shall be over and above any refunded premium for any unused portion of the current directors' and officers' liability insurance).

     (d) In the event that Parent or Acquisitionco or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successor or assignee of Parent or Acquisitionco (as the case may be) assumes the obligations set forth in this section 4.11.

4.12  NOTES OFFERS

     (a) On a date reasonably in advance of the Effective Date, as agreed to by Parent and Intrawest, Acquisitionco shall, in accordance with applicable securities Laws and the applicable Indenture, effect an offer to purchase and consent solicitation with respect to each of the 6.875% Notes (the "6.875% NOTES OFFER") and the 7.50% Notes (the "7.50% NOTES OFFER" and, together with the 6.875% Notes Offer, the "NOTES OFFERS"). The purpose of each of the Notes Offers shall be to purchase the Notes and to adopt a supplemental indenture that has the effect of eliminating covenants and other provisions in the applicable Indenture as reasonably required by Acquisitionco. The initial settlement date of each of the Notes Offer shall be the Effective Date but prior to the Effective Time; provided, that Acquisitionco may, at its option, set an initial settlement date for any or all of the Notes Offers prior to the Effective Date provided that the terms of any Notes Offer with an earlier initial settlement date than the Effective Date shall provide that Acquisitionco shall extend such Notes Offer as necessary so that the initial settlement date of such Notes Offer occurs on the Effective Date but prior to the Effective Time.

     (b) Notwithstanding anything to the contrary in section 4.12(a), if Acquisitionco notifies Intrawest within seven business days after the date hereof that it wants Intrawest to effect the Notes Offers instead of Acquisitionco, then Intrawest will effect the Notes Offers in the manner contemplated by section 4.12(a), provided that such Notes Offers effected by Intrawest will be conditional upon the Arrangement becoming effective, and otherwise at the reasonable direction of Acquisitionco; provided, however, that Acquisitionco shall prepare all documentation relating to the Notes Offer, subject to the approval of Intrawest, not to be unreasonably withheld or delayed. Intrawest shall cooperate with Acquisitionco as reasonably requested by Acquisitionco with respect to preparing for, and effecting, the Notes Offers including, without limitation, taking the actions required by Section 903 of each of the Indentures applicable to the 6.875% Notes and the 7.50% Notes in connection with adoption of the supplemental indenture contemplated by the Note Offers and section 4.12(a). If Acquisitionco elects to have Intrawest effect the Notes Offers, then on settlement for such Notes Offers Acquisitionco shall, on behalf of Intrawest, pay to the applicable tender agent the amounts necessary to purchase all tendered Notes.

                                   ARTICLE 5

                             ADDITIONAL AGREEMENTS

5.1  PERMITTED ACTIVITIES

     Nothing contained in this Agreement shall (a) prohibit or prevent Intrawest or its Board of Directors or officers from (i) making any disclosure of or in relation to an Acquisition Proposal to the Common Shareholders or holders of Intrawest Options prior to the Effective Time if, in the good faith judgment of the Board of Directors, after consultation with outside legal counsel, such disclosure is necessary for the directors or officers of Intrawest to act in a manner consistent with their duties or is otherwise required under applicable Laws, including obligations under Rule 14e 2 under the Exchange Act; or (ii) taking any other action in relation to an Acquisition Proposal to the extent required under applicable securities Laws or ordered or otherwise mandated by any court of competent jurisdiction, or (b) prior to the date on which the Arrangement Resolutions are passed by the Intrawest Securityholders at the Intrawest Meeting in accordance with the Interim Order and the applicable Legislation, prevent Intrawest or its Board of Directors or officers or other representatives from engaging in discussions or negotiations with any person in respect of an unsolicited bona fide Acquisition Proposal (including any unsolicited Acquisition Proposal made after the date of this Agreement by any person that made an Acquisition Proposal prior to the date of the Agreement), or providing information (subject to compliance with section 5.3) in respect of or otherwise responding to such an unsolicited Acquisition Proposal or entering into an agreement (subject to compliance with sections 5.3 and 5.4), where (i) the Acquisition Proposal does not result from a breach of section 5.2, and (ii) the Board of Directors determines in good faith after, among other things, consultation, to the extent considered appropriate by the Board of Directors, with Intrawest's financial advisors (including the Financial Advisor) and outside legal counsel that the Acquisition Proposal would be reasonably likely to result in a Superior Proposal.

5.2  NON-SOLICITATION

     (a) Intrawest agrees with Parent and Acquisitionco that, except as expressly contemplated by this Agreement, until this Agreement is terminated none of Intrawest nor its subsidiaries will, directly or indirectly, through any Representative of it take any action that might, directly or indirectly, interfere with the consummation of the Arrangement and, without limitation, will not (and Intrawest will not permit its subsidiaries to), except as contemplated by this Article 5, without the consent in writing of Parent (which consent may be unreasonably withheld), directly or indirectly, through any subsidiary or Representative of it or any of its subsidiaries:

        (i) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing confidential information or facilitating or permitting any visit to any facilities or properties of Intrawest or any of its subsidiaries by any person with the intention or for the purpose of encouraging such person to make or propose an Acquisition Proposal, or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer relating to or constituting an Acquisition Proposal from any person;

        (ii) enter into or participate in any discussions or negotiations or other activities with any person (other than Acquisitionco, Parent or its affiliates) regarding an Acquisition Proposal;

        (iii) withdraw, modify, qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Parent or Acquisitionco the approval or recommendation of the Board of Directors or any committee thereof of the Arrangement;

        (iv) approve, endorse, recommend or remain neutral with respect to, or propose to publicly approve, endorse, recommend or remain neutral with respect to, any Acquisition Proposal; or

        (v) accept or enter into, or propose publicly to accept or enter into, any letter of intent, agreement in principle, understanding, undertaking, arrangement or Contract in respect of or relating to an Acquisition Proposal.

     (b) Intrawest will, and will cause the Representatives of Intrawest and its subsidiaries and their Representatives to, immediately cease and cause to be terminated any existing solicitations, discussions, negotiations or activities with any person (other than Parent and Acquisitionco) with respect to any Acquisition Proposal or any proposal that may reasonably be expected to constitute an Acquisition Proposal. Parent and Acquisitionco acknowledge that standstill covenants or provisions contained in various confidentiality agreements entered into by Intrawest with other parties relating to a potential Acquisition Proposal will terminate in accordance with the terms thereof (without any further action on the part of any party thereto, including Intrawest or any of subsidiaries) upon Intrawest entering into this Agreement. Except to the extent such standstill covenants or provisions will so terminate pursuant to their terms, Intrawest agrees not to release, and to cause its subsidiaries not to release, any third party from any standstill or confidentiality agreement (or any term or condition of any such agreement) that Intrawest entered into prior to the date hereof with any person that was considering any Acquisition Proposal or to amend or waive any provision of any such agreement.

     (c) Intrawest will discontinue access by any third party (other than Parent or Acquisitionco or their representatives) to any data room (virtual or otherwise) and promptly request the return or deletion from retrieval systems and data bases or destruction of all information provided to any third party which, at any time since February 28, 2006, has entered into a confidentiality agreement with Intrawest relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and will use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such agreement.

     (d) Intrawest will ensure that its officers and directors and its investment bankers and financial or other advisors are aware of the provisions of this Article 5, and Intrawest will be responsible for any breach of this Article 5 by any of its officers, directors, investment bankers or financial or other advisors.

5.3  NOTIFICATION OF ACQUISITION PROPOSAL

     (a) Intrawest will promptly (and in any event within 24 hours after receipt of such inquiry, proposal, offer or request) notify Parent, at first orally and then in writing, of any inquiry, proposal or offer received by Intrawest after the date of this Agreement relating to or constituting an Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal (whether or not relating to any Acquisition Proposal or inquiry that may have been received prior to the date hereof), including the renewal of any Acquisition Proposal made prior to the date hereof, or any amendments to the foregoing, or any written request for material non-public information relating to Intrawest or any of its subsidiaries or for access to the properties, books or records of Intrawest or any of the subsidiaries by any person. Such written notice will include a copy of any written Acquisition Proposal (and any amendment thereof) which has been received by Intrawest or any of its subsidiaries or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of any inquiry, proposal, offer or request and the identity of the person making such inquiry, proposal, offer or request. Intrawest will also provide such further details of the inquiry, proposal, offer or request (and any amendment thereof) as Parent may reasonably request. Intrawest will keep Parent informed of any change to the material terms of any such inquiry, proposal, offer or request and provide to Parent at the option of Intrawest, either copies of all correspondence and other written material sent or provided to Intrawest by any person in connection with such inquiry, proposal or request or sent or provided by Intrawest to any person in connection with such inquiry, proposal or request or a description of the material terms of such correspondence or material promptly after receipt or delivery thereof.

     (b) If, prior to the approval of the Arrangement Resolutions by the Intrawest Securityholders at the Intrawest Meeting, Intrawest receives an inquiry, proposal or offer relating to or constituting an Acquisition Proposal or a request for material non-public information from a person who has made or is proposing to make an unsolicited bona fide Acquisition Proposal where Intrawest is not in breach of section
          5.2 and the Board of Directors determines in good faith after, among other things, consultation, to the extent considered appropriate by the Board of Directors, with Intrawest's financial advisors (including the Financial Advisor) and outside legal counsel that such proposal would be reasonably likely to result in a Superior Proposal, then, and only in such case, Intrawest may, subject to the execution by such person of a confidentiality agreement having substantially the same terms as the Confidentiality

          Agreement and, taken as a whole, being no less favourable to Intrawest than the Confidentiality Agreement, provide such person with, or access to, non-public information regarding Intrawest, provided that:

        (i) notwithstanding the foregoing, the confidentiality agreement with such person will not restrict such person from making the Acquisition Proposal, or announcing the intention to make the Acquisition Proposal without the approval of Intrawest, and will not restrict Intrawest from disclosing such agreement and providing a copy thereof to Parent as set out below (and for this purpose Intrawest may agree with the other party to amend any confidentiality agreement that was entered into prior to the date of this Agreement to provide for the foregoing); and

        (ii) Intrawest will send a copy of any such confidentiality agreement to Parent promptly following its execution and will promptly advise Parent regarding all non-public information provided to such other person or to which such other person has been provided access and will promptly provide Parent with, or access to, all such information provided to such other person and not previously provided to Parent and provide Parent with access to all further non-public information regarding Intrawest provided to such other person not previously provided to Parent.

     (c) If Intrawest receives a written Acquisition Proposal that the Board of Directors in good faith determines constitutes a Superior Proposal, or any amendment or modification to any such Superior Proposal, in each case Intrawest will provide a copy of the Superior Proposal or such amendment or modification promptly to Parent and in any event within 24 hours after such receipt.

5.4  RIGHT TO MATCH

     (a) Subject to section 5.4(b), Intrawest covenants that it will not accept, approve or recommend or enter into any agreement, understanding, arrangement or Contract in respect of, or proceed with or recommend, a Superior Proposal (other than a confidentiality agreement permitted by section 5.3(b), the execution of which will not be subject to the conditions of this section 5.4) unless:

        (i)   Intrawest has complied with its obligations under sections 5.2 and
              5.3 and this section 5.4;

        (ii) Intrawest has provided Parent with a copy of the Superior Proposal; and

        (iii) a period (the "RESPONSE PERIOD") of five business days will have elapsed from the later of (A) the date on which Parent received written notice from Intrawest advising that the Board of Directors has determined, subject only to compliance with this section 5.4, that Intrawest enter into an agreement, understanding, arrangement or Contract in respect of, or to proceed with, or recommend, such Superior Proposal and (B) the date Parent receives a copy of the Superior Proposal.

     (b) In the event that Intrawest provides Parent with a notice as contemplated in section 5.4(a), on a date that is less than seven business days prior to the date the Intrawest Meeting is scheduled to be held, Intrawest will be entitled to postpone or adjourn, and will, at the request of Parent, postpone or adjourn, the Intrawest Meeting to a date (specified by Parent in the case of a postponement or adjournment requested by Parent) that is not less than seven business days and not more than 15 business days after the date of such notice.

     (c) During the Response Period (or such longer period as Intrawest may agree), Parent and Acquisitionco will have the right, but not the obligation, to propose in writing to amend the terms of the Agreement and the Plan of Arrangement. Intrawest will cause the Board of Directors to review in good faith any such proposal received by Intrawest from Parent and Acquisitionco during the Response Period to determine (after receipt of advice, to the extent considered appropriate by the Board of Directors, from its financial advisors and outside legal counsel) whether the Acquisition Proposal in respect of which the Parent and Acquisitionco are proposing to amend this Agreement and Plan of Arrangement would be a Superior Proposal when assessed against this Agreement and Plan of Arrangement as it is proposed to be amended.

     (d) Intrawest may enter into any agreement, understanding, arrangement or Contract in respect of, or to proceed with, or recommend, a Superior Proposal if, and only if, and may not enter into any agreement, undertaking, arrangement or Contract in respect of, or to proceed with, or recommend, a Superior Proposal (with the exception of a confidentiality agreement referred to in section 5.3(b)) unless:

        (i) Parent and Acquisitionco do not, prior to the expiry of the Response Period, propose to amend the terms of this Agreement and the Plan of Arrangement; or

        (ii) Parent and Acquisitionco deliver to Intrawest, prior to the expiry of the Response Period, a proposal to amend the terms of this Agreement and the Plan of Arrangement as contemplated in section 5.4(c), and the Board of Directors determines in good faith, after, among other things, consultation, to the extent considered appropriate by the Board of Directors, with Intrawest's financial advisors (including the Financial Advisor) and outside legal counsel, taking into account the proposal by Parent and Acquisitionco to amend this Agreement and the Plan of Arrangement, that the Acquisition Proposal remains a Superior Proposal; and

        (iii) Intrawest concurrently terminates this Agreement pursuant to section 6.1(c) and Intrawest has previously or concurrently paid to Parent the fee payable under section 5.6, Intrawest acknowledging and agreeing that payment of the fee payable under section 5.6 is a condition to valid termination of this Agreement under section 6.1(c) and this section 5.4.

     (e) If, in the circumstances described in section 5.4(d)(ii), the Board of Directors does not determine that the Acquisition Proposal remains a Superior Proposal when compared to the proposed amendment to this Agreement and the Plan of Arrangement, Intrawest and Parent and Acquisitionco will promptly execute and deliver an amending agreement amending this Agreement and the Plan of Arrangement, or an amended Agreement, incorporating or reflecting the terms of the amendment to the terms of this Agreement and Plan of Arrangement as proposed by Parent and Acquisitionco and Intrawest will publicly announce that the Board of Directors has reaffirmed its recommendation of the Arrangement by news release, the form of which shall be provided to Parent for its review and comment prior to publication.

     (f) Each successive modification or amendment to any Acquisition Proposal that results in any change in, or modification of, the consideration to be received under, or any other material change in the terms and conditions of, such Acquisition Proposal will constitute a new Acquisition Proposal for the purposes of this section 5.4 and Parent will be afforded a new Response Period in respect of each such Acquisition Proposal.

5.5  VALUE

     For purposes of this Agreement, the value of any non-cash consideration forming part of the consideration proposed to be paid, delivered or issued under any Acquisition Proposal or by Acquisitionco or Parent will be determined by the Board of Directors (having, among other things, consulted with Intrawest's financial advisors (including the Financial Advisor) or obtained other financial advice).

5.6  PAYMENTS TO PARENT

     If at any time after the execution of this Agreement:

     (a)  Intrawest terminates this Agreement pursuant to section 6.1(c);

     (b) Parent terminates this Agreement pursuant to section 6.1(b)(i) or (ii) if the Intrawest Meeting is not held and the Arrangement Resolutions are not submitted to the Intrawest Securityholders at the Intrawest Meeting, at least seven days prior to the Termination Deadline; or

     (c)  in the event:

        (i) a bona fide written Acquisition Proposal has been made by any person (the "ACQUISITION PROPOSAL OFFEROR") other than Parent or Acquisitionco after the date hereof and prior to the termination of this Agreement;

        (ii)  either Intrawest or Parent terminates this Agreement pursuant to section 6.1(b)(i) or 6.1(b)(ii); and

        (iii) within 365 days after the date of such termination:

            A. an Acquisition Proposal is consummated with the Acquisition Proposal Offeror, or any other person; or

            B. the Board of Directors approves or recommends such Acquisition Proposal or any other Acquisition Proposal, or Intrawest or any of its subsidiaries enters into a definitive agreement with respect to such Acquisition Proposal or any other Acquisition Proposal and thereafter (whether or not within 365 days after the termination of this Agreement) such Acquisition Proposal is consummated;

     (d)  Parent terminates this Agreement pursuant to section 6.1(e) or 6.1(f);
          or

     (e) Parent terminates this Agreement pursuant to section 6.1(g) as a result of a breach of covenant or agreement on the part of Intrawest contained in this Agreement;

then in any such case Intrawest will pay to Parent (or as it may direct) $60 million (less the amount of any withholding required by applicable Laws relating to Taxes which is concurrently remitted by Intrawest to the relevant Government Authority and receipted) by wire transfer in immediately available funds to an account designated by Parent. Such payment will be due (A) in the case of a termination specified in section 5.6(a), before or concurrently with such termination of this Agreement, (B) in the case of a termination specified in section 5.6(b) or 5.6(d), within two business days following receipt by Intrawest of written notice of termination by Parent, and (C) in the case of the occurrence of the events specified in section 5.6(c), on the day of the consummation of the transaction referred to therein. Intrawest will not be obligated to make more than one payment pursuant to this section 5.6.

5.7  REIMBURSEMENT OF EXPENSES TO PARENT AND ACQUISITIONCO

     If (a) this Agreement is terminated by Parent pursuant to section 6.1(b)(ii) and no amount is payable by Intrawest to Parent pursuant to section 5.6, or (b) this Agreement is terminated pursuant to section 6.1(b)(i) or 6.1(g) and no amount is payable by Intrawest to Parent pursuant to section 5.6 and (i) the Intrawest Meeting is not held for any reason prior to such termination, or
(ii) such termination was caused as a result of the condition precedent in section 7.3(a), (b) or (c) not being satisfied as a result of any breach by Intrawest of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants and agreements made herein, then, in any such case, within five business days following receipt by Intrawest of the certificate of a senior officer of Parent hereafter referred to, Intrawest will pay to Parent by wire transfer in immediately available funds to an account designated by Parent an amount equal to Parent and Acquisitionco's (without duplication) actual out of pocket costs and expenses, including reasonable fees and expenses of their counsel, accountants, financial advisors and other experts and advisors, incidental to the preparation, negotiation and execution of this Agreement and related documentation, up to a maximum of $10,000,000 (less the amount of any withholding required by applicable Laws relating to Taxes which is concurrently remitted by Intrawest to the relevant Governmental Authority and receipted) as payment in respect of such costs and expenses (the amount of such costs and expenses to be certified by a senior officer of Parent in writing in reasonable detail). Intrawest will not be obligated to make payment pursuant to this section 5.7 if Intrawest has paid or is required to pay the fee referred to in section 5.6, and any fees paid by Intrawest under this section 5.7 will be credited against any fee payable in section 5.6 to the extent that it subsequently becomes payable by Intrawest.

5.8  EFFECT OF PAYMENTS

     Each of the parties acknowledges that the agreements contained in sections 5.6, 5.7 and 5.9 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the parties would not enter into this Agreement. Each party acknowledges that all of the payment amounts set out in sections 5.6, 5.7 and 5.9 are payments of liquidated damages which are a genuine pre-estimate of the damages which the party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each party irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the parties agree that the payment of an amount pursuant to sections 5.6, 5.7 and 5.9, subject to section 4.2, is the sole monetary remedy of the party receiving such payment. Nothing contained herein will preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any such acts, covenants or agreements.

5.9  PAYMENT TO INTRAWEST

     In the event that this Agreement is:

     (a)  terminated by Intrawest pursuant to sections 6.1(d), 6.1(h) or:

     (b) terminated by either Intrawest or Parent pursuant to section 6.1(b)(i) following any failure by Acquisitionco and Parent to obtain the financing referred to in section 4.8 or a failure by Parent or Acquisitionco to perform or comply with their obligations in sections 2.1(h) or 4.7(e), then, in any such case, Parent and Acquisitionco will pay to Intrawest by wire transfer in immediately available funds to an account designated by Intrawest an amount equal to $60 million. Such payment will be due within two business days of such termination.

                                   ARTICLE 6

                            TERMINATION OF AGREEMENT

6.1  TERMINATION

     This Agreement may be terminated at any time before the Effective Time:

     (a)  by agreement in writing executed by Parent and Intrawest;

     (b) by either Intrawest or Parent, upon written notice by either one to the other:

        (i) if the Effective Date does not occur on or before the Termination Deadline, except that the right to terminate this Agreement under this section 6.1(b)(i) shall not be available to any party to this Agreement whose failure to fulfil any of its obligations has been a significant cause of, or resulted in, the failure of the Effective Time to occur by such date;

        (ii) if the Intrawest Meeting is held and the Arrangement Resolutions are not passed by the Intrawest Securityholders in accordance with applicable Legislation and the Interim Order; or

        (iii) if any Law makes the consummation of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited and such Law has become final and non-appealable;

     (c) by Intrawest upon written notice to Parent, in order to enter into a definitive agreement providing for the implementation of a Superior Proposal, subject to compliance with sections 5.2, 5.3 and 5.4;

     (d) by Intrawest upon written notice to Parent if Acquisitionco does not provide the Transfer Agent with sufficient funds to complete the transactions contemplated by sections 3.1(b), (f), (h)and (i) of the Plan of Arrangement as required pursuant to section 2.1(h);

     (e) by Parent upon written notice to Intrawest if (i) the Board of Directors shall have failed to recommend this Agreement or the Arrangement, or (ii) if the Board of Directors or any committee thereof shall have (A) withdrawn, qualified or otherwise modified in a manner adverse to Parent and Acquisitionco, or proposed publicly to withdraw or so qualify or otherwise modify, the approval or recommendation of the Board of Directors or any committee thereof of this Agreement or the Arrangement or (B) approved or recommended, or proposed publicly to approve or recommend, any Acquisition Proposal;

     (f) by Parent upon written notice to Intrawest if, following any Acquisitionco Proposal that is made or publicly announced, the Board of Directors or the Special Committee fails to publicly affirm its approval or recommendation of the Arrangement within five business days of any written request to do so from Parent;

     (g) subject to compliance with section 6.3 neither Parent or Acquisitionco is in material breach of its obligations under this Agreement, by Parent upon written notice to Intrawest if Intrawest has breached any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in section 7.3(a) or 7.3(b); and

     (h) subject to compliance with section 6.3 Intrawest is not in material breach of its obligations under this Agreement, by Intrawest on written notice to Parent, if Acquisitionco or Parent has breached any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in section 7.2(a)or 7.2(b).

6.2  VOID UPON TERMINATION

     If this Agreement is terminated, it will, except as provided in sections 4.2, 5.6, 5.7, 5.8, 5.9 and this section 6.2 and except for obligations of confidentiality in sections 4.3, 4.5 and 5.4, become void and of no force and effect and no party will have any liability or further obligation to the other party hereunder, provided that neither the termination of this Agreement nor anything contained in sections 5.6, 5.7 or 5.8 or this section 6.2 will relieve any party from any liability for any wilful breach by it of this Agreement, including its representations and warranties and its covenants and agreements made herein.

6.3  NOTICE OF UNFULFILLED CONDITIONS

     If either Intrawest, on the one hand, or Parent and Acquisitionco, on the other hand, determines at any time prior to the Effective Date that it intends to refuse to complete the transactions contemplated hereby because of any unfulfilled or unperformed condition contained in this Agreement, such party will so notify the other party forthwith upon making such determination in order that the other party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Termination Deadline. Neither Intrawest nor Parent and Acquisitionco may exercise any termination right arising therefrom and no payments will be payable as a result of such election pursuant to section 5.6, 5.7 or 5.9 unless forthwith and in any event prior to the filing on the Effective Date of Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has given a written notice to the other party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party giving such notice is asserting as the basis for the nonfulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is given, provided that the other party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the party giving such notice may not terminate this Agreement as a result thereof until the later of the Termination Deadline and the expiration of a period of 30 days from such notice. If such notice has been given prior to the date of the Intrawest Meeting, such meeting, unless the parties otherwise agree, will be postponed or adjourned and will not be held until such time as is reasonably practicable after the earlier of (i) the matter to which the notice relates being cured and
(ii) the expiry of such period. If such notice has been given prior to the making of application for the Final Order, such application will be postponed and will not be made until such time as is reasonably practicable after the earlier of (i) the matter to which the notice relates being cured and (ii) the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, the Agreement may not be terminated as a result thereof.

                                   ARTICLE 7

                              CONDITIONS PRECEDENT

7.1  MUTUAL CONDITIONS PRECEDENT

     The respective obligations of the parties hereto to complete the Arrangement are subject to the satisfaction of, or mutual waiver by Parent and Intrawest on or before the Effective Date of, each of the following conditions, which are for the mutual benefit of Parent and Acquisitionco, on the one hand, and Intrawest, on the other hand, and which may be waived, in whole or in part, by Parent (on its own behalf, and on behalf of Acquisitionco) and Intrawest at any time:

     (a) the Interim Order will have been obtained in form and substance satisfactory to each of Parent and Intrawest, acting reasonably, and such Interim Order will not have been set aside or modified in any manner unacceptable to either Parent or Intrawest, acting reasonably, on appeal or otherwise;

     (b) the Arrangement Resolutions, in form and substance acceptable to Parent and Intrawest, acting reasonably, will have been passed by the Intrawest Securityholders and Common Shareholders at the Intrawest Meeting in accordance with the Interim Order and the applicable Legislation;

     (c) the Final Order will have been obtained in form and substance satisfactory to each of Parent and Intrawest, acting reasonably, and will not have been set aside or modified in any manner unacceptable to either Parent or Intrawest, acting reasonably, on appeal or otherwise;

     (d) all Appropriate Regulatory Approvals will have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated;

     (e) no Governmental Authority will have enacted, issued, promulgated, enforced, made, entered, issued or applied any Law (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly enjoins, restrains or otherwise prohibits consummation of the Arrangement or the other transactions contemplated herein;

     (f) no person will have filed any notice of appeal of the Final Order, and no person will have communicated in writing to Intrawest or Parent any intention to appeal the Final Order which, in the reasonable opinion of Parent or Intrawest (on the advice of legal counsel), would make it inadvisable to proceed with the implementation of the Arrangement; and

     (g)  this Agreement will not have been terminated pursuant to Article 6.

7.2  ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF INTRAWEST

     The obligation of Intrawest to complete the Arrangement will be subject to the satisfaction of, or waiver by Intrawest, on or before the Effective Date of the following conditions, each of which is for the exclusive benefit of Intrawest and which may be waived by Intrawest at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Intrawest may have:

     (a) each of Parent and Acquisitionco will have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

     (b)  the representations and warranties of Parent and Acquisitionco in section 3.3 (which for the purposes of this section 7.2 will be read as though none of them contained any Material Adverse Effect qualification or other materiality qualification) will be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct in all respects as of that date) except for breaches of representations and warranties which individually or in the aggregate do not prevent or materially delay the consummation of the transactions contemplated herein or significantly impair the ability of Parent or Acquisitionco to perform its obligations hereunder or under the Plan of Arrangement;

     (c) Intrawest will have received a certificate of Parent and Acquisitionco, signed by a senior officer of Parent and Acquisitionco and dated the Effective Date, certifying that the conditions set out in section 7.2(a) and (b) have been satisfied (provided that Parent and Acquisitionco will not have any actual knowledge to the contrary), which certificate will cease to have any force and effect after the Effective Time; and

     (d) Acquisitionco will have deposited with the Transfer Agent sufficient funds to complete the transactions contemplated by sections 3.1(b),
          (f), (h)and (i) of the Plan of Arrangement and the Transfer Agent will have confirmed to Intrawest the receipt of such funds, which will be held by the Transfer Agent in an escrow or restricted account agreement among Acquisitionco, Acquisitionco's lenders, if applicable, Intrawest and the Transfer Agent, reasonably satisfactory to all parties thereto, pursuant to which, among other things, the Transfer Agent will be irrevocably authorized and instructed to release the funds to the Transfer Agent, in its capacity as depositary in respect of the Arrangement upon the Arrangement becoming effective.

7.3  ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PARENT AND
ACQUISITIONCO

     The obligation of Parent and Acquisitionco to complete the Arrangement will be subject to the satisfaction of, or waiver by Parent, on or before the Effective Date of the following conditions, each of which is for the exclusive benefit of Parent and Acquisitionco and which may be waived by Parent (on its own behalf and on behalf of

Acquisitionco) at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Parent and Acquisitionco may have:

     (a) Intrawest will have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

     (b) the representations and warranties of Intrawest in section 3.1 (which for the purposes of this section 7.3 will be read as though none of them contained any Material Adverse Effect qualification or other materiality qualification) will be true and correct in all respects as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct in all respects as of that date) except for breaches of representations and warranties which individually or in the aggregate reflect conditions or events which do not have, and would not reasonably be expected to have, a Material Adverse Effect on Intrawest;

     (c) Parent will have received a certificate of Intrawest signed by a Senior Officer of Intrawest and dated the Effective Date certifying that the conditions set out in sections 7.3(a) and (b) have been satisfied (provided that Intrawest will not have any actual knowledge to the contrary) which certificate will cease to have any force and effect after the Effective Time;

     (d) there will not exist or have occurred (or been threatened) any change (or any condition, event or development involving a prospective change) which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Intrawest; and

     (e) the Board of Directors shall not have (i) amended its affirmative recommendation to the holders of Common Shares in a manner adverse to Parent or Acquisitionco, or (ii) withdrawn its affirmative recommendation to the holders of Common Shares to vote in favour of the Arrangement Resolutions.

                                   ARTICLE 8

                                    GENERAL

8.1  NOTICES

     All notices and other communications hereunder will be in writing and will be delivered by courier to the particular party hereto at the following address or sent by telecopy or facsimile transmission (provided that receipt of such telecopy or transmission is confirmed or such telecopy or transmission is recorded as having been transmitted successfully) at the following number or delivered by electronic mail transmission at the following e-mail address or at such other address, telecopier number or e-mail address which any party may, from time to time, notify the other by notice given in accordance with this section:

     (a)  if to Parent or Acquisitionco, to them at:

        1345 Avenue of the Americas, 46th Floor
        New York, New York, 10105

        Attention: Randal A. Nardone
        Facsimile No.: (212)798-6120
        E-mail: rnardone@fortressinv.com

        with a copy (which will not constitute notice) to:

        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, New York 10036

        Attention: Joseph A. Coco, Esq.
        Facsimile No.: (917)777-3050
        E-mail: jcoco@skadden.com

          - and -

          Goodmans LLP
        250 Yonge Street, Suite 2400
        Toronto, Ontario M5B 2M6

        Attention: Stephen Halperin/Robert Vaux
        Facsimile No.: (416)979-1234
        E-mail: shalperin@goodmans.ca/rvaux@goodmans.ca

     (b)  and if to Intrawest, to it at:

        Intrawest Corporation
        Suite 800 -- 200 Burrard Street
        Vancouver, BC
        V6C 3L6

        Attention: Corporate Secretary
        Facsimile No.: (604) 669-0605
        E-mail: rmeacher@intrawest.com

        with a copy (which will not constitute notice) to:

        Intrawest Corporation
        Suite 800 -- 200 Burrard Street
        Vancouver, BC
        V6C 3L6

        Attention: General Counsel
        Facsimile No.: (604) 683-1862
        E-mail: sdennis@intrawest.com

     Notice or other communication will be deemed to have been given when it is delivered by courier or, in the case of notice or communication sent by telecopy during regular business hours on a business day in the recipient's city, upon the successful transmission thereof, with transmission confirmed or in the case of notice or communication by e-mail transmission during regular business hours on a business day in the recipient's city, upon successful transmission thereof or at 9:00 a.m. on the next business day in the place of receipt if transmission is received during regular business hours in the recipient's city and on the next business day in the place of receipt, if successful transmission is received outside regular business hours in the recipient's city).

8.2  FEES AND EXPENSES

     Subject to sections 4.2 and 5.7, each party will be responsible for and bear all of its own costs and expenses incurred at any time in connection with entering into this Agreement and completing the Arrangement and the other transactions contemplated herein, including legal fees, accounting fees, financial advisory fees and all disbursements by advisors. Parent on the one hand, and Intrawest, on the other hand, will each pay 50% of all requisite filing fees and applicable Taxes in relation to any filing or application made in respect of the Competition Act and in respect of the HSR Act.

8.3  NO ASSIGNMENT

     Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any party hereto, in whole or in part (whether by operation of law or otherwise). Notwithstanding the foregoing, Intrawest acknowledges that Parent intends to transfer all of the outstanding common shares of Acquisitionco to a Luxembourg company ("LUXCO") to be established by Fortress and, upon such assignment, Parent will, and will be permitted to, assign the Agreement to Luxco and, upon such assignment, Luxco will assume all of Parent's rights and obligations under this Agreement and all references in this Agreement to Parent shall be deemed to refer to Luxco unless the context otherwise requires.

8.4  BINDING EFFECT

     This Agreement will be binding upon the parties hereto and will enure to the benefit of and be binding upon their respective successors (including any successor by reason of amalgamation or statutory arrangement).

8.5  PARENT AND ACQUISITIONCO

     Parent, as the sole shareholder of Acquisitionco, covenants and agrees to cause Acquisitionco to take all steps, to do and perform all such acts and things, to execute and deliver all such agreements, documents and other instruments, and to pay such amounts, as are necessary or desirable to comply with all covenants and agreements of Acquisitionco contained herein and, upon the Arrangement becoming effective, under the Plan of Arrangement, in accordance with the terms and conditions hereof and thereof. The agreements, covenants, representations and warranties and other obligations herein (including the representations and warranties in section 3.3) which are expressed to be made by Acquisitionco and Parent are joint and several agreements, covenants, representations and warranties and obligations.

8.6  TIME OF ESSENCE

     Except as otherwise expressly provided in this Agreement, time will be of the essence of this Agreement, both in respect of the dates and periods mentioned and in respect of any dates or periods which may be substituted for them in accordance with the provisions of this Agreement or by agreement in writing between the parties.

8.7  PUBLIC ANNOUNCEMENTS

     Parent and Intrawest will consult with each other as to the general nature of any news release, public announcement or public statement with respect to this Agreement or the Arrangement and, subject to applicable Laws, will not issue any news release, public announcement or public statement inconsistent with the results of such consultation. Subject to applicable Laws, neither Parent nor Intrawest will make any news release, public announcement or public statement about this Agreement, the Arrangement and the transactions contemplated herein which has not been previously approved by the other, except
(a) a material change report in respect of this Agreement and the transactions contemplated herein to be filed by Intrawest as required pursuant to the Legislation (it being understood that Intrawest will provide a draft of such report to Parent and its legal counsel prior to filing and consider in good faith any comments and revisions requested by Parent) and filing of a copy of this Agreement as required pursuant to the Legislation and other applicable Laws and (b) as may be required under the Legislation or other applicable Laws, or the rules, regulations, policies or other requirements of, or listing agreement with, either of the Exchanges, including any requirement to issue any news release, as determined in the good faith judgment of the party and file such release with a regulatory authority (in which case such party will first make a reasonable effort to consult with the other party and obtain such approval and to enable the other party to review and comment on such news release it proposes to issue or file prior to the release thereof, other than with respect to any confidential information contained in such disclosure), and, if such prior consultation or review and approval is not possible, to provide a copy of such release immediately following the making of such disclosure or filing, and provided that Intrawest will have no obligation to consult with Parent prior to any disclosure by Intrawest with respect to any Acquisition Proposal. Intrawest and Parent will consult with one another regarding the initial news release with respect to this Agreement and the transactions contemplated herein, which will be in a form acceptable to both parties and will be issued and filed as soon as practicable following execution of this Agreement.

8.8  GOVERNING LAW

     This Agreement will be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable therein. Each party hereto irrevocably submits and attorns to the non-exclusive jurisdiction of the courts of British Columbia with respect to any matter arising under or in relation to this Agreement and the Arrangement.

8.9  ENTIRE AGREEMENT

     This Agreement (qualified by and subject to, to the extent applicable as provided herein, the disclosures made in the Intrawest Disclosure Letter, together with the Confidentiality Agreement, constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and cancels and supersedes all other prior agreements, arrangements, understandings, undertakings, negotiations and discussions of any nature, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between the parties hereto with respect to the subject matter hereof except as expressly set forth in this Agreement and the Confidentiality Agreement. Without limiting the generality of the foregoing, Acquisitionco and Parent acknowledge and agree that no representation, warranty or other assurance has been given by Intrawest in respect of any projection, forecast or other forward-looking information.

8.10  NO THIRD-PARTY BENEFICIARIES

     Except for the rights of the Common Shareholders and holders of Intrawest Options to receive the consideration for their Common Shares or Intrawest Options following the Effective Time pursuant to the Plan of Arrangement, this Agreement is not intended to confer any rights or remedies upon any other person, provided however that section 4.10 is intended for the benefit of the officers and employees of Intrawest that are or will be party to or participants in the employment, retention or change of control agreements and arrangements referred to in section 4.10 and section 4.11 is intended for the benefit of the directors and officers of Intrawest or its subsidiaries and such sections will be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the "INTRAWEST BENEFICIARIES") and Intrawest and any successors to Intrawest (including any Surviving Corporation) will hold the rights and benefits of sections 4.10 and
4.11 and this section 8.10 in trust for and on behalf of the Intrawest Beneficiaries and Intrawest hereby accepts such trust and agrees to hold the benefit of and enforce performances of such covenants on behalf of the Intrawest Beneficiaries and such rights are in addition to, and not in substitution for, any other rights that any Intrawest Beneficiary may have by contract or otherwise, provided however that no approval of any beneficiary of such trust will be required in connection with an amendment or variation of sections 4.10 and 4.11 or this section 8.10 prior to the Effective Date.

8.11  AMENDMENT

     Subject to any requirements imposed by applicable Laws or by the Court, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Intrawest Meeting but not later than the Effective Time, be amended by written agreement of the parties hereto, and any such amendment may, without limitation:

     (a) change the time for performance of any of the obligations or acts of the parties;

     (b) waive any inaccuracies or modify any representation, term or provision contained herein or in any document delivered pursuant hereto; or

     (c) waive compliance with or modify any of the conditions precedent referred to in Article 7 or any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto;

provided, however, that no such amendment may reduce or materially affect the consideration to be received by the Intrawest Securityholders under the Arrangement without their approval at the Intrawest Meeting or, following the Intrawest Meeting, without their approval given in the same manner as required by applicable Legislation for the approval of the Arrangement as may be required by the Court and provided further that Intrawest shall agree to any amendments proposed by Parent to section 3.1 of the Plan of Arrangement (and shall take such steps as are necessary to effect such amendments of the Plan of Arrangement in accordance with the terms thereof), including the ordering of the steps set out therein, but only to the extent that such amendments have consequences to each of Intrawest, the Intrawest Securityholders, the DSU Holders and the RSU holders which are equivalent to or better than those contemplated in the Plan of Agreement.

8.12  WAIVER AND MODIFICATIONS

     Intrawest, on the one hand, and Parent and Acquisitionco, on the other hand, may (i) waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto, (ii) extend the time for the performance of any of the obligations or acts of the other party, (iii) waive or consent to the modification of any of the covenants herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other hereto or (iv) waive the fulfillment of any condition to its own obligations contained herein. Any waiver or consent to the modifications of any of the provisions of this Agreement, to be effective, must be in writing executed by the party or parties granting such waiver or consent and, unless otherwise provided in such written waiver, will be limited to the specific breach or condition waived. No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by Law or under this Agreement, or failure of any party to assent to any of the rights provided by Law or under this Agreement will affect that right, power or remedy or constitute or operate as a waiver thereof. The single or partial exercise of any right, power or remedy provided by Law or under this Agreement will not preclude any further exercise of such right, power or remedy or the exercise of any further exercise of such right, power or remedy or the exercise of any other right, power or remedy. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

8.13  SEVERABILITY

     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect and will in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated herein is not affected in any manner which has a Material Adverse Effect on either Intrawest or Parent. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Arrangement is consummated as originally contemplated to the greatest extent possible.

8.14  MUTUAL INTEREST

     Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the parties hereto, all parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the parties hereto have adopted this Agreement as the joint agreement and understanding of the parties, and the language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and the parties hereto waive the application of any Laws or rule or construction providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any party hereto.

8.15  FURTHER ASSURANCES

     Subject to the conditions of this Agreement, the parties hereto will, from time to time and at all times hereafter, at the request of the other party, do all such further acts and things, including executing and delivering all such further deeds, agreements, transfers, documents, assurances and instruments, as will be reasonably necessary in order to fully perform and carry out the terms and intent of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement and, where appropriate, the parties hereto will cooperate with each other in doing those acts and things.

8.16  INJUNCTIVE RELIEF

     The Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

8.17  NO PERSONAL LIABILITY

     (a) No director, officer or employee of Parent or Acquisitionco will have any personal liability to Intrawest under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of Parent or Acquisitionco.

     (b) No director, officer or employee of Intrawest will have any personal liability to Parent or Acquisitionco under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of Intrawest.

8.18  COUNTERPARTS

     This Agreement may be executed and delivered (including by facsimile transmission) by the different parties hereto in separate counterparts, each of which will when executed be deemed an original and all of which taken together will constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission will constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the authorized signatories of the parties transmitted by facsimile or electronic transmission will be deemed to be their original signatures for all purposes.

         [THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first set out above.

                                         WINTERGAMES ACQUISITION LLC

                                         Per:  "Randal A. Nardone"
                                           -------------------------------------
                                           Name: Randal A. Nardone
                                           Title:  Chief Operating Officer

                                         3167113 NOVA SCOTIA COMPANY

                                         Per:  "Randal A. Nardone"
                                           -------------------------------------
                                           Name: Randal A. Nardone
                                           Title:  Chief Operating Officer

                                         INTRAWEST CORPORATION

                                         Per:  "Joe S. Houssian"
                                           -------------------------------------
                                           Name: Joe S. Houssian
                                           Title:  Chief Executive Officer

                                         Per:  "Gordon H. MacDougall"
                                           -------------------------------------
                                           Name: Gordon H. MacDougall
                                           Title:  Lead Director

                                   APPENDIX C

                              PLAN OF ARRANGEMENT

                              PLAN OF ARRANGEMENT
                               UNDER SECTION 192
                    OF THE CANADA BUSINESS CORPORATIONS ACT

                                   ARTICLE 1

                                 INTERPRETATION

1.1  DEFINITIONS

     In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the respective meanings set out below and grammatical variations of such terms will have corresponding meanings:

     "6.875% NOTES" means the 6.875% Senior Notes due October 15, 2009 issued by Intrawest pursuant to an indenture dated as of October 6, 2004 between Intrawest and JPMorgan Chase Bank and CIBC Mellon Trust Company;

     "7.50% NOTES" means the 7.50% Senior Notes due October 15, 2013 issued by Intrawest on each of October 9, 2003 and October 6, 2004 pursuant to an indenture dated as of October 9, 2003 between Intrawest and JPMorgan Chase Bank and CIBC Mellon Trust Company;

     "ACQUISITIONCO" means Wintergames Acquisition ULC, an unlimited liability company incorporated under the laws of the Province of Alberta;

     "AFFILIATE" has the meaning of such term as used in the Securities Act (British Columbia);

     "ARRANGEMENT" means an arrangement under the provisions of section 192 of the CBCA on the terms and conditions set forth in this Plan of Arrangement, as amended, varied or supplemented from time to time in accordance with Section
8.11 of the Arrangement Agreement or Article 6 hereof or made at the direction of the Court in the Final Order;

     "ARRANGEMENT AGREEMENT" means the arrangement agreement dated August 10, 2006, between Wintergames Acquisition LLC (which has assigned its right, title and interest to Parent), 3167113 Nova Scotia Company (which has assigned its right, title and interest to Acquisitionco) and Intrawest as the same may be amended from time to time;

     "ARRANGEMENT RESOLUTIONS" means the resolutions to be considered and, if thought fit, passed, by the Intrawest Securityholders at the Intrawest Meeting;

     "BUSINESS DAY" means any day on which commercial banks are generally open for business in Vancouver, British Columbia and New York, NY other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia under the laws of the Province of British Columbia or the federal laws of Canada or in New York, NY under the laws of the State of New York;

     "CBCA" means the Canada Business Corporations Act (Canada);

     "CERTIFICATE OF ARRANGEMENT" means the certificate giving effect to the Arrangement issued pursuant to subsection 192(7) of the CBCA;

     "COMMON SHARE LETTER OF TRANSMITTAL" means the letter of transmittal to be sent by Intrawest to Common Shareholders for use in connection with the Arrangement;

     "COMMON SHAREHOLDERS" at any time means the holders at the time of Common Shares;

     "COMMON SHARES" means common shares without par value in the capital of Intrawest;

     "COURT" means the Supreme Court of British Columbia;

     "CRA" means the Canada Revenue Agency;

     "DEPOSITARY" means CIBC Mellon Trust Company or such other person as is appointed by Acquisitionco, with the consent of Intrawest, not to be unreasonably refused, to act as depositary for the purposes of the Arrangement;

     "DEPOSITARY AGREEMENT" means an agreement entered into between Intrawest, Acquisitionco and the Depositary in respect of the Arrangement and the deposit and disbursement of the amounts required to be paid by Acquisitionco pursuant to section 3.1(f) and by Intrawest pursuant to sections 3.1(b), 3.1(h) and 3.1(i);

     "DIRECTOR" means the Director appointed pursuant to section 260 of the CBCA;

     "DISSENT RIGHTS" has the meaning ascribed thereto in section 4.1;

     "DISSENTING COMMON SHAREHOLDER" means a Common Shareholder who properly exercises Dissent Rights in respect of the Arrangement in strict compliance with the Dissent Rights and who has not withdrawn their notice of dissent;

     "DSUS" means:

     (a) in the case of the Intrawest Director DSU Plan, all of the deferred share units credited to the participants thereunder immediately prior to the Effective Time;

     (b) in the case of the Intrawest Key Executive DSU Plan, all of the deferred share units credited to the participants thereunder immediately prior to the Effective Time;

     (c) in the case of the Intrawest Return on Capital Plan, the "Target Allocation" in respect of each of the participants thereunder (being a total of 337,950 notional Common Shares); and

     (d) in the case of the Intrawest LTIP, all of the notional Common Shares that would be allotted to each participant thereunder in the event of the termination of the employment of each of them with Intrawest after July 1, 2006 and before September 30, 2006 in circumstances which do not entitle any of them to a "Reasonable Notice Period Allotment" thereunder;

     "DSU TRANSMITTAL LETTER" means the letter of transmittal to be provided by Intrawest to holders of DSUs for use in connection with the Arrangement;

     "EFFECTIVE DATE" means the date on which all conditions to the completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived in accordance with the provisions of the Arrangement Agreement and all documents agreed to be delivered under the Arrangement Agreement have been delivered to the satisfaction of the parties thereto, acting reasonably, which will be the date shown on the Certificate of Arrangement, giving effect to the Arrangement;

     "EFFECTIVE TIME" means the time on the Effective Date as specified in writing by Intrawest in a notice delivered to the parties to the Arrangement Agreement;

     "FINAL ORDER" means the order of the Court approving the Arrangement under section 192 of the CBCA, as such order may be affirmed, amended or modified by the Court at any time prior to the Effective Date or, if appealed, unless such appeal is withdrawn, abandoned or denied, as affirmed or amended on appeal;

     "GOVERNMENTAL AUTHORITY" means any multinational, federal, provincial, state, regional, municipal, local or other government or governmental body and any division, agent, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

     "HOLDER", when used with reference to (a) any Common Shares, means the holder of such shares shown from time to time in the securities register maintained by or on behalf of Intrawest in respect of the Common Shares; (b) any Intrawest Option, means the holder of such Intrawest Option shown from time to time in the register maintained by or on behalf of Intrawest in respect of the Intrawest Options; (c) any DSUs, means the holders of such DSUs shown from time to time in the books and records maintained by or on behalf of Intrawest in respect of the applicable Intrawest DSU Plan; and (d) any RSUs, means the holders of such RSUs shown from time to time in the books and records maintained by or on behalf of Intrawest in respect of the Performance RSU Agreement and/or the Restricted Share Unit Agreement;

     "INTERIM ORDER" means the interim order of the Court to be issued following the application therefor contemplated by the Arrangement Agreement and containing declarations and directions with respect to the Arrangement and the holding of the Intrawest Meeting, as such order may be amended, modified, supplemented or varied by the Court;

     "INTRAWEST DIRECTOR DSU PLAN" means the "Director Deferred Share Unit Plan" of Intrawest, as amended from time to time;

     "INTRAWEST DSU PLANS" means the Intrawest LTIP, the Intrawest Return on Capital Plan, the Intrawest Key Executive DSU Plan and the Intrawest Director DSU Plan;

     "INTRAWEST EMPLOYEE SHARE PURCHASE PLAN" means the "Intrawest Employee Share Purchase Plan", as amended from time to time;

     "INTRAWEST KEY EXECUTIVE DSU PLAN" means the "Key Executive Deferred Share Unit Plan -- 2001" of Intrawest, as amended from time to time;

     "INTRAWEST LTIP" means the "Executive Long Term Incentive Plan" of Intrawest, as amended from time to time;

     "INTRAWEST" means Intrawest Corporation, a corporation continued under the CBCA;

     "INTRAWEST MEETING" means the special meeting of the Intrawest Securityholders, including any adjournment or postponement thereof, to be called pursuant to the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolutions;

     "INTRAWEST OPTIONS" at any time means options to acquire Common Shares granted pursuant to the Intrawest Stock Option Plan which are, at such time, outstanding and unexercised, whether or not vested;

     "INTRAWEST OPTION LETTER OF TRANSMITTAL" means the letter of transmittal to be sent by Intrawest to holders of Intrawest Options for use in connection with the Arrangement;

     "INTRAWEST RETURN ON CAPITAL PLAN" means the "Key Executive Long Term Incentive Plan" of Intrawest, as amended from time to time;

     "INTRAWEST SECURITYHOLDERS" at any time means the Common Shareholders and holders of Intrawest Options at that time;

     "INTRAWEST SHARE PURCHASE PLANS" means, collectively, the
Whistler/Blackcomb Employee Savings and Share Purchase Plan, the 2002 Funded Senior Employee Share Purchase Plan and the Intrawest Employee Share Purchase Plan;

     "INTRAWEST STOCK OPTION PLAN" means the "Stock Option Plan" of Intrawest, as amended from time to time;

     "LIEN" means any mortgage, lien, hypothec, security interest, pledge or other encumbrance, charge or adverse right or claim, defect of title, restriction or other rights of third parties;

     "NOTES" means, collectively, the 6.875% Notes and the 7.50% Notes;

     "PARENT" means Wintergames S.a.r.l., a Luxembourg company;

     "PERSON" includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, Governmental Authority or other entity, whether or not having legal status;

     "PERFORMANCE RSU AGREEMENT" means the Performance Based Restricted Share Unit agreement made as of the 24th day of April, 2006 between Intrawest and Alex Wasilov;

     "RESTRICTED SHARE UNIT AGREEMENT" means the Restricted Share Unit Agreement made as of the 24th day of April, 2006 between Intrawest and Alex Wasilov;

     "RSUS" means:

     (a) in the case of the Performance RSU Agreement, the "Target Allocation" thereunder (being 48,270 notional Common Shares); and

     (b) in the case of the Restricted Share Unit Agreement, all the 29,439 notional Common Shares granted thereunder;

     "RSU TRANSMITTAL LETTER" means the letter of transmittal to be provided by Intrawest to holders of RSUs for use in connection with this Arrangement; and

     "TAX ACT" means the Income Tax Act (Canada).

1.2  CURRENCY

     Except where otherwise specified, all references to sums of money in this Plan of Arrangement are expressed in lawful money of the United States and "$" refers to United States dollars.

1.3  INTERPRETATION NOT AFFECTED BY HEADINGS

     The division of this Plan of Arrangement into Articles, sections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement. The terms "HEREOF", "HEREIN", "HEREUNDER" and similar expressions refer to this Plan of Arrangement and not to any particular Article, section, subsection or other subdivision hereof. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, section, subsection or other subdivision hereof by number or letter or both refer to that Article, section, subsection or other subdivision, respectively, bearing that designation in this Plan of Arrangement.

1.4  NUMBER AND GENDER

     Unless the context otherwise requires, words importing the singular number only will include the plural and vice versa; words importing the use of any gender will include all genders; and words importing persons will include firms and corporations and vice versa. Whenever used in this Plan of Arrangement, the words "INCLUDING" or "INCLUDES" and similar terms of inclusion will not, unless expressly modified by the words "only" or "solely", be construed as terms of limitation, but rather will mean "including but not limited to" and "includes but is not limited to", so that references to included matters will be regarded as illustrative without being either characterizing or exhaustive.

1.5  DATE OF ANY ACTION

     In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

1.6  TIME

     Time will be of the essence in every matter or action contemplated hereunder.

1.7  STATUTORY REFERENCES

     References to any statute, enactment or legislation or to any section or provision thereof include a reference to any order, ordinance, regulation, rule or by-law or proclamation made under or pursuant to that statute, enactment or legislation and all amendments, modifications, consolidations, re-enactments or replacements thereof or substitutions therefor from time to time.

                                   ARTICLE 2

                                 BINDING EFFECT

2.1  ARRANGEMENT AGREEMENT

     This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms a part of the Arrangement Agreement.

2.2  BINDING EFFECT

     This Plan of Arrangement will become effective on, and be binding at and after, the Effective Time on (i) Intrawest, (ii) Parent and Acquisitionco, (iii) all Common Shareholders and all beneficial owners of Common Shares, (iv) all holders of Intrawest Options, (v) all holders of DSUs and (vi) all holders of RSUs.

2.3  CONCLUSIVE EVIDENCE

     The issuance of the Certificate of Arrangement will be conclusive evidence that the Arrangement has become effective and that each of the provisions of
Article 3 has become effective in the sequence and at the times set out therein.

                                   ARTICLE 3

                                  ARRANGEMENT

3.1  ARRANGEMENT

     Commencing at the Effective Time, the following will occur and will be deemed to occur in the following order and be effective at the times stated, in each case without any further authorization, act or formality:

     (a) at the Effective Time, Acquisitionco will be deemed to have entered into an agreement with Intrawest pursuant to which Acquisitionco will at such time transfer or cause to be transferred to Intrawest those Notes, if any, then owned by it or any of its subsidiaries and acquired pursuant to an offer made to all holders of each of the 6.875% Notes and the 7.50% Notes at substantially the same price as Acquisitionco or any of its subsidiaries paid for such Notes (the "Purchase Amount"), and the Notes that are thereby transferred to Intrawest by Acquisitionco will be treated as having been repaid and will be immediately cancelled at such time, in each case without further act or formality. Intrawest may, in full and absolute satisfaction of the Purchase Amount, pay the Purchase Amount through the issuance of a demand promissory note;

     (b) five minutes following the step contemplated in section 3.1(a), all of the Intrawest Options granted and outstanding immediately prior to the Effective Time will, without any further action on behalf of any holder of Intrawest Options, be transferred by the holders thereof to Intrawest without any act or formality on its or their part in exchange for a cash amount payable to each holder thereof equal to the excess, if any, of (i) the product of the number of Common Shares underlying Intrawest Options held by such holder and $35.00 over (ii) the aggregate exercise price payable under such Intrawest Options by the holder to acquire the Common Shares underlying such Intrawest Options (or if the exercise price of such Intrawest Option under the terms of such Intrawest Option is expressed in Canadian currency, the U.S. dollar equivalent of such exercise price determined by using the U.S. Dollar/Canadian Dollar Daily Noon Rate as published by the Bank of Canada on the Business Day prior to the Effective Date);

     (c) at the time of the step contemplated in section 3.1(b), with respect to each Intrawest Option, the holder thereof will cease to be the holder of such Intrawest Option, will cease to have any rights as a holder in respect of such Intrawest Option or under the Intrawest Stock Option Plan, and such holder's name will be removed from the registers of Intrawest Options with respect to such Intrawest Options;

     (d) at the time of the step contemplated in section 3.1(b), the Intrawest Stock Option Plan will be cancelled;

     (e) five minutes following the step contemplated in section 3.1(b), the Common Shares held by the Dissenting Common Shareholders in respect of which such Dissenting Common Shareholders have exercised Dissent Rights and have not withdrawn their notice of dissent will be deemed to have been transferred to Acquisitionco and such holders will cease to have any rights as shareholders other than the right to be paid the fair value of their Common Shares as set out in section 4.1;

     (f) at the time of the step contemplated in section 3.1(e), all Common Shares outstanding immediately prior to the Effective Time (including
          (i) Common Shares issued pursuant to the exercise of any Intrawest Option duly exercised prior to the Effective Time in accordance with the provisions of the Intrawest Stock Option Plan and the option agreement evidencing any such Intrawest Option and (ii) Common Shares outstanding pursuant to the Intrawest Share Purchase Plans) other than Common Shares held by a Dissenting Common Shareholder who is entitled to be paid the fair value of its Common Shares (as determined in accordance with section 4.1), will be and be deemed to be transferred by the Common Shareholders to Acquisitionco (free and clear of any Liens) in exchange for $35.00 in cash per Common Share; and

     (g) at the time of the step contemplated in section 3.1(e) with respect to each Common Share transferred pursuant to sections 3.1(e) or 3.1(f):

        (i) the holder of such Common Share will cease to be the holder of such Common Share;

        (ii) the holder's name will be removed from the register of Common Shares with respect to such Common Shares; and

        (iii) legal and beneficial title to such Common Share will vest in Acquisitionco, and Acquisitionco will be and be deemed to be the transferee and legal and beneficial owner of all Common Shares (free and clear of any Liens) and will be entered in the register for the Common Shares as the sole holder thereof, and the former holder and beneficial owner of such Common Share will cease to have any rights as a shareholder in respect of such Common Share;

     (h) five minutes following the step contemplated in section 3.1(e), notwithstanding the terms of the Intrawest DSU Plans, all vested and unvested DSUs under each Intrawest DSU Plan will be deemed to be vested, and will without any further action by the holders of DSUs be cancelled and terminated by Intrawest and each holder thereof will be entitled to receive from Intrawest, in exchange therefor, $35.00 in cash per DSU;

     (i) at the time of the step contemplated in section 3.1(h), notwithstanding the terms of the Performance RSU Agreement and the Restricted Share Unit Agreement, all vested and unvested RSUs thereunder will be deemed to be vested and will without any further action by the holder of the RSUs be cancelled and terminated by Intrawest and the holder thereof will be entitled to receive from Intrawest, in exchange therefor, $35.00 in cash per RSU;

     (j) at the time of the step contemplated in section 3.1(h), each of the Intrawest DSU Plans will be cancelled;

     (k) at the time of the step contemplated in section 3.1(i), each of the Performance RSU Agreement and the Restricted Share Unit Agreement will be cancelled; and

     (l) at the time of the step contemplated in 3.1(f), each of the Intrawest Share Purchase Plans will be cancelled.

provided that none of the foregoing will occur or will be deemed to occur unless all of the foregoing occurs.

3.2  ADJUSTMENTS TO CONSIDERATION

     The consideration payable by Acquisitionco with respect to each Common Share transferred pursuant to section 3.1(f), each Intrawest Option terminated and cancelled pursuant to section 3.1(b), each DSU terminated and cancelled pursuant to section 3.1(h) and each RSU terminated and cancelled pursuant to section 3.1(i), will be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Common Shares other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to Common Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.

                                   ARTICLE 4

                               RIGHTS OF DISSENT

4.1  RIGHTS OF DISSENT

     Common Shareholders may exercise rights of dissent with respect to Common Shares held by them pursuant to and in the manner set forth in section 190 of the CBCA as modified by this section 4.1, as the same may be modified by the Interim Order or the Final Order ("DISSENT RIGHTS") in connection with the Arrangement; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolutions referred to in subsection 190(5) of the CBCA must be received by Intrawest not later than 5:00 p.m.

(Vancouver time) on the Business Day preceding the Intrawest Meeting. Common Shareholders who duly exercise such rights of dissent and who:

     (a) are ultimately determined to be entitled to be paid fair value for the Common Shares in respect of which they have exercised Dissent Rights will be deemed to have irrevocably transferred such Common Shares to Acquisitionco pursuant to section 3.1(e); or

     (b) are ultimately not entitled, for any reason, to be paid fair value for the Common Shares in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement on the same basis as a Common Shareholder that has not exercised Dissent Rights, as at and from the time specified in section 3.1(f), and will receive, and be entitled to receive, only the consideration for each Common Share on the basis set forth in section 3.1(f);

but in no case will Parent, Acquisitionco, Intrawest or any other Person be required to recognize such holders as holders of Common Shares after the completion of the step set forth in section 3.1(e), and each Dissenting Common Shareholder will cease to be entitled to the rights of a Common Shareholder in respect of the Common Shares in relation to which such Dissenting Common Shareholder has exercised Dissent Rights and the register for the Common Shares will be amended to reflect that such former holder is no longer the holder of such Common Shares as and from the completion of the step set forth in section 3.1(e).

                                   ARTICLE 5

                           CERTIFICATES AND PAYMENTS

5.1  PAYMENTS OF CONSIDERATION

     (a) At or before the filing of the Articles of Arrangement, Acquisitionco will deposit, and Parent will cause Acquisitionco to deposit, with the Depositary in escrow for the benefit of the Common Shareholders, cash in the aggregate amount equal to the payments contemplated by section 3.1(f) (calculated without reference to whether any Common Shareholders have exercised or may exercise Dissent Rights). As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were exchanged for cash, together with a duly completed and executed Common Share Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Common Shareholder of such surrendered certificate will be entitled to receive in exchange therefor, and the Parent will cause the Depositary to deliver to such Common Shareholder, the cash which such Common Shareholder has the right to receive under the Arrangement for such Common Shares, less any amounts withheld pursuant to section
          5.4 and any certificate so surrendered will forthwith be cancelled. The cash deposited with the Depositary will be held in an interest-bearing account, and any interest earned on such funds will be for the account of Acquisitionco.

     (b) Until surrendered as contemplated by this section 5.1, each certificate which immediately prior to the Effective Time represented Common Shares will be deemed after the time described in section 3.1(f) to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this section 5.1, less any amounts withheld pursuant to section 5.4. Any such certificate formerly representing Common Shares not duly surrendered on or before the sixth anniversary of the Effective Date will cease to represent a claim by or interest of any former Common Shareholder of any kind or nature against or in Intrawest, Parent or Acquisitionco. On such date, all cash to which such former holder was entitled will be deemed to have been surrendered to Acquisitionco.

     (c) Subject to section 5.3, Acquisitionco will cause the Depositary, as soon as practicable following the later of the Effective Date and the date of deposit by any former holder of Common Shares with the Depositary of the documentation required pursuant to section 5.1(a), to:

        (i) forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address specified in the Common Share Letter of Transmittal; or

        (ii) if requested by such former holder in the Common Share Letter of Transmittal, make available at the offices of the Depositary specified in the Common Share Letter of Transmittal for pick-up by such former holder; or

        (iii) if the Common Share Letter of Transmittal neither specifies an address nor contains a request as described in section 5.1(c)(ii), forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address of such former holder as shown on the securities register maintained by or on behalf of Intrawest in respect of Common Shares immediately prior to the Effective Time;

       a cheque representing the net cash payment, if any, payable to such former holder in accordance with the provisions hereof.

     (d) No former holder of Common Shares that were acquired by Acquisitionco pursuant to section 3.1(f) will be entitled to receive any consideration with respect to such Common Shares, other than the net cash payment, if any, which they are entitled to receive in accordance with section 3.1(f) and, for greater certainty, no such former holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

     (e) Until such time as a former holder of Common Shares that were acquired by Acquisitionco pursuant to section 3.1(f) complies with the provisions of section 5.1(a), the cash payment, to which such former holder is entitled will, subject to section 5.3, be paid to and held by the Depositary to be held in trust for such former holder for delivery to such former holder, without interest, upon deposit with the Depositary of the documentation required pursuant to section 5.1(a).

     (f)  Subject to section 5.3, until surrendered as contemplated by this section 5.1, each certificate which immediately prior to the Effective Date represented Common Shares that were acquired by Acquisitionco under the Arrangement will be deemed at all times after the time described in section 3.1(f) to represent only the right to receive upon such surrender the net cash payment from the Depositary which such former holder is entitled to receive pursuant to section 3.1(f) in accordance with the provisions of this Plan of Arrangement.

     (g) At or before the Effective Time, Acquisitionco will deposit, on behalf of Intrawest and Parent will cause Acquisitionco to deposit, on behalf of Intrawest with the Depositary in escrow the amount of cash required to satisfy the payment obligations of Intrawest pursuant to sections 3.1(b), 3.1(h) and 3.1(i) such amount to be held for purposes of such obligations. The cash shall be held in a separate interest-bearing account and any interest earned on such funds will be for the account of Intrawest.

     (h) As soon as practicable following the later of the Effective Date and the delivery to the Depositary by or on behalf of a former holder of any Intrawest Option, DSUs or RSUs, of a duly completed Intrawest Option Letter of Transmittal, DSU Transmittal Letter or RSU Transmittal Letter, as the case may be, and such additional documents and instruments as the Depositary may reasonably require, the former holder of such Intrawest Option, DSUs or RSUs, as reflected on the registers maintained by or on behalf of Intrawest in respect of Intrawest Options, or in the books and records of Intrawest maintained in connection with the Intrawest DSU Plans or the Performance RSU Agreement or the Restricted Share Unit Agreement, as the case may be, will be entitled to receive the cash payment which such former holder is entitled to receive pursuant to sections 3.1(b), 3.1(h) and 3.1(i), as the case may be, less any amounts withheld pursuant to section 5.4.

     (i) Subject to section 5.3, Acquisitionco will, on behalf of Intrawest, cause the Depositary, as soon as practicable following the later of the Effective Date and the date of deposit by any former holder of any Intrawest Option, DSUs or RSUs, with the Depositary of the documentation required pursuant to section 5.1(h), to:

        (i) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Intrawest Option Letter of Transmittal, DSU Transmittal Letter or RSU Transmittal Letter, as the case may be; or

        (ii) if requested by such former holder in the Intrawest Option Letter of Transmittal, DSU Transmittal Letter or RSU Transmittal Letter, as the case may be, make available at the offices of the Depositary specified therein for pick-up by such former holder; or

        (iii) if the Intrawest Option Letter of Transmittal, DSU Transmittal Letter or RSU Transmittal Letter, as the case may be, neither specifies an address nor contains a request as described in section 5.1(i)(ii), forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address of such former holder as shown on the registers of Intrawest Options, or in the books and records of Intrawest, in respect of the DSUs and RSUs, as the case may be, immediately prior to the Effective Time;

        a cheque representing the net cash payment, if any, payable to such former holder in accordance with the provisions hereof.

5.2  LOST CERTIFICATES

     In the event any certificate which immediately prior to the Effective Time represented any outstanding Common Shares that were acquired by Acquisitionco pursuant to section 3.1(e) or 3.1(f) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay in relation to for such lost, stolen or destroyed certificate, the net cash payment which the former holder of such Common Shares is entitled to receive pursuant to section 3.1(e) or 3.1(f). When authorizing such payment in relation to any lost, stolen or destroyed certificate, the Person to whom the payment is made will, as a condition precedent to the delivery thereof, give a bond satisfactory to Acquisitionco, Intrawest and the Depositary in such sum as Acquisitionco may direct or otherwise indemnify Acquisitionco and Intrawest in a manner satisfactory to Acquisitionco and Intrawest against any claim that may be made against Acquisitionco and Intrawest with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3  EXTINCTION OF RIGHTS

     If (i) any former holder of Common Shares that are acquired by Acquisitionco pursuant to section 3.1(f) fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Common Shares (or an affidavit of loss and bond or other indemnity pursuant to section 5.2), together with such other documents or instruments required for such former holder to receive the cash payment which such former holder is entitled to receive pursuant to section 3.1(f), or (ii) any former holder of any Intrawest Option, DSU or RSU fails for any reason to deliver to the Depositary the documents or instruments required for such former holder to receive the cash payment which such former holder is entitled to receive pursuant to section 3.1(b), 3.1(h) or 3.1(i), as the case may be, in each case on or before the sixth anniversary of the Effective Date, on such sixth anniversary such former holder will be deemed to have donated and forfeited to Acquisitionco, in the case of the Common Shares, and to Intrawest, in the case of the Intrawest Options, DSUs and RSUs, any cash, net of any applicable withholding or other taxes, held by the Depositary in trust for such former holder to which such former holder is entitled. At and after the Effective Time, any certificate formerly representing Common Shares will represent only the right to receive from the Depositary the consideration provided in the Plan of Arrangement; provided that such certificates will, on the sixth anniversary of the Effective Date, cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Acquisitionco and will be cancelled. Neither Intrawest nor Acquisitionco (or any of their respective successors) will be liable to any Person in respect of any cash (including any cash previously held by the Depositary in trust for any such former holder) which is delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

5.4  WITHHOLDING RIGHTS

     Intrawest, Parent, Acquisitionco and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Intrawest Securityholder or holder of DSUs or RSUs under this Plan of Arrangement (including any payment to Dissenting Common Shareholders), such amounts as Intrawest, Acquisitionco or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law as counsel may advise is required to be so deducted and withheld by Intrawest, Acquisitionco or the Depositary, as the case may be. To the extent that any amounts are so deducted and withheld such withheld amounts will be treated for all purposes hereof as having been paid to the Intrawest Securityholder or holder of DSUs or RSUs, as the case may be, in respect of which such deduction and withholding was made on account of the obligation to make payment to such Intrawest Securityholder or holder of DSUs or RSUs hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of Intrawest, Acquisitionco or the Depositary, as the case may be.

                                   ARTICLE 6

                                   AMENDMENTS

6.1  AMENDMENTS TO PLAN OF ARRANGEMENT

     (a) Intrawest reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by Parent and Acquisitionco, (iii) filed with the Court and, if made following the Intrawest Meeting, approved by the Court and (iv) communicated to Intrawest Securityholders in the manner required by the Court (if so required).

     (b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Intrawest at any time prior to the Intrawest Meeting (provided that Parent and Acquisitionco have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Intrawest Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

     (c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Intrawest Meeting will be effective only if (i) it is consented to by each of Intrawest, Parent and Acquisitionco and (ii) if required by the Court or applicable law, it is consented to by Intrawest Securityholders voting in the manner directed by the Court.

     (d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Acquisitionco provided that it concerns a matter which, in the reasonable opinion of Acquisitionco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Intrawest Securityholder.

                                   ARTICLE 7

                               FURTHER ASSURANCES

     Notwithstanding that the transactions and events set out herein will occur and be deemed to occur at the times and in the order set out in this Plan of Arrangement, within the meaning of Section 192 of the CBCA and, in particular, that the share exchanges, within the meaning of Subsection 192(1)(f) of the CBCA, will become effective in accordance with Section 192(8) of the CBCA, without any further act or formality, each of the parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

                                   APPENDIX D

                    FAIRNESS OPINION OF GOLDMAN, SACHS & CO.

                           (GOLDMAN SACHS LETTERHEAD)
PERSONAL AND CONFIDENTIAL

August 10, 2006

Board of Directors
Intrawest Corporation
200 Burrard Street, Suite 800
Vancouver BC V6C 3L6
Canada

Madame and Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding common shares, without par value (the "Shares"), of Intrawest Corporation (the "Company") of the $35.00 per Share in cash to be received by such holders pursuant to the Arrangement Agreement, dated as of August 10, 2006 (the "Agreement"), among Wintergames Acquisition LLC ("Parent"), an affiliate of Fortress Investment Group LLC ("Fortress"), 3167113 Nova Scotia Company, a wholly owned subsidiary of Parent, and the Company.

     Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the "Transaction"). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided, and are currently providing, certain investment banking services to the Company, including having acted as co-manager in a high yield financing (aggregate principal amount $400,000,000) by the Company in October 2004. We have provided, and are currently providing, certain investment banking services to Fortress and its affiliates and portfolio companies, including having acted as joint lead manager in the initial public offering of shares of common stock of Brookdale Senior Living Inc. ("Brookdale") in November 2005, joint lead manager in a secondary offering of ordinary shares of Eurocastle Investment Limited in January 2006 and co-financial advisor to Brookdale in its acquisition of American Retirement Corporation in July 2006. We also may provide investment banking services to the Company and its affiliates and Fortress and its affiliates and portfolio companies in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

     Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company and its affiliates and Fortress and its affiliates and portfolio companies, may actively trade the debt and equity securities (or related derivative securities) of the Company and the portfolio companies and affiliates of Fortress for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

Board of Directors
Intrawest Corporation
August 10, 2006
Page Two

     In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Reports on Form 40-F of the Company for the five fiscal years ended June 30, 2005; certain interim reports to shareholders of the Company; certain other communications from the Company to its shareholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the lodging and leisure industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

     We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the internal financial forecasts prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.

     Our opinion does not address the underlying business decision of the Company to engage in the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to the Transaction.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $35.00 per Share in cash to be received by the holders of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

GOLDMAN SACHS & CO.
---------------------------------
(GOLDMAN, SACHS & CO.)

   SUPREME COURT                   APPENDIX E
OF BRITISH COLUMBIA
VANCOUVER REGISTRY               INTERIM ORDER

    SEP 19 2006                                                   NO. S065971
                                                              VANCOUVER REGISTRY
       (SEAL)

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

             IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT
                        R.S.C. 1985, c. C-44, as amended

                                       AND

                     IN THE MATTER OF A PROPOSED ARRANGEMENT
                        INVOLVING INTRAWEST CORPORATION

                                      ORDER

         )                                            )
         )                                            )   TUESDAY THE 19th
BEFORE   )   MASTER CALDWELL                          )   DAY OF SEPTEMBER, 2006
         )          --------                          )
         )                                            )

      THE APPLICATION of the petitioner, INTRAWEST CORPORATION, coming on for hearing this day at Vancouver, British Columbia; and UPON HEARING Warren B. Milman, counsel for the Petitioner, and on being advised of the letter of non-appearance delivered by the Director appointed under section 260 of the Canada Business Corporations Act; and on reading the Petition and the Affidavit of John E. Currie sworn September 18, 2006, and the Affidavit of Karen MacMillan sworn September 18, 2006.

THIS COURT ORDERS THAT:

DEFINITIONS

1. As used in this Order, unless otherwise defined, terms beginning with capital letters shall have the respective meanings set out in the Notice of Special Meeting of Securityholders (the "Notice") and accompanying management proxy circular of the Petitioner

(the "Circular"), attached as Exhibit B to the Currie Affidavit (including the respective meanings set out in the Plan of Arrangement that is attached as Appendix C to the Circular).

SPECIAL MEETING

2. The Petitioner (hereinafter referred to as the "Corporation") shall be at liberty to convene a special meeting (the "Meeting") of the holders (the "Shareholders") of common shares in the capital of the Corporation (the "Common Shares") and the holders (the "Optionholders") of options (the "Options") to purchase Common Shares (the Common Shares and the Options collectively referred to as the "Securities", and the Optionholders and Shareholders collectively referred to as the "Securityholders"), to be held at 10:00 a.m. (Vancouver time) on Tuesday, October 17, 2006 in the Ballroom of The Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, Canada, for the Securityholders to consider and, if deemed advisable, to pass, with or without variation, resolutions (the "Arrangement Resolutions") to approve an arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA"), substantially as contemplated in the Plan of Arrangement (the "Plan of Arrangement"), a draft of which Plan of Arrangement is attached as Schedule A to the Petition.

3. The Meeting shall be called, held and conducted in accordance with the CBCA, the Notice, the articles and by-laws of the Corporation and applicable securities laws, subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency or discrepancy between this Interim Order and the articles or by-laws of the Corporation, or the terms of any instrument creating, governing or collateral to the Securities, this Interim Order shall govern.

4. At the Meeting, the Corporation may also transact such other business as is contemplated by the Circular or as otherwise may be properly brought before the Meeting.

AMENDMENTS

5. The Corporation is authorized to make, in the manner contemplated by and subject to the Arrangement Agreement, such amendments, revisions or supplements to the Plan of Arrangement as it may determine without any additional notice to the Securityholders. The Plan of Arrangement as so amended, revised or supplemented, shall be the Plan of Arrangement to be submitted to the Meeting and the subject of the Arrangement Resolutions.

ADJOURNMENTS AND POSTPONEMENTS

6. Notwithstanding the articles and by-laws of the Corporation, the Board by resolution shall be entitled to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Securityholders respecting the adjournment or postponement, subject to the terms of the Arrangement Agreement. Notice of any such adjournment shall be given by press release, news release, newspaper advertisement, or by notice sent to the Securityholders by one of the methods specified in paragraph 8 of this Interim Order, as determined to be the most appropriate method of communication by the Board.

RECORD DATE

7.    The record date for determining Securityholders entitled to receive the:

      (a) Notice and Circular, substantially in the form attached as Exhibit B to the Currie Affidavit; and

      (b) the applicable form of proxy, substantially in one of the forms attached as Exhibit C to the Currie Affidavit.

      (collectively, the "Meeting Materials")

shall be September 18, 2006 (the "Record Date").

NOTICE OF SPECIAL MEETING

8. The Meeting Materials, with such amendments or additional communications or documents as counsel for the Corporation may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order, shall be sent to:

      (a) the Securityholders determined as at the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing and the date of the Meeting, by one or more of the following methods:

            (i) by prepaid ordinary mail, addressed to the registered Shareholder at his, her or its address as it appears on the security registers of the Corporation as at the Record Date;

            (ii) in the case of beneficial owners of Common Shares that are "non-objecting beneficial owners" (as defined in National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101")), by prepaid ordinary mail, addressed to such non-objecting beneficial owner at the address of such non-objecting beneficial owners on the "non-objecting beneficial owner lists" (as defined in NI 54-101) received by the Corporation in response to its request for beneficial ownership information sent pursuant to NI 54-101 in connection with the Meeting;

            (iii) in the case of beneficial owners of Common Shares that are
                  "objecting beneficial owners" (as defined in NI 54-101) to whom the Corporation does not mail directly, by providing, at least three business days before the twenty-first day prior to the Meeting, to each "proximate intermediary" (as defined in NI 54-101) that responded to the request for beneficial ownership information sent pursuant to NI 54-101 in connection with the Meeting the number of sets of the Meeting Materials specified by the proximate intermediary;

            (iv) by prepaid ordinary mail, addressed to the holders of Options at his or her address as it appears on the records of the Corporation as at the Record Date;

            (v) by e-mail or facsimile transmission to any Optionholder who is an active employee or director of the Corporation, or by posting the Meeting Materials with such amendments or additional communications or documents to the Corporation's intranet and directing such Optionholders to the Corporation's intranet by e-mail; or

            (vi) by delivery, in person or by recognized courier service, to any Shareholder, Optionholder or holder of DSUs or RSUs at the address of such Securityholder or holder referred to in paragraph 8(a)(i), 8(a)(iv) or 8(b)as applicable;

      (b) to any holder of "DSUs" or "RSUs" (as such terms are defined in the Plan of Arrangement) by e-mail or facsimile transmission to such holders or by posting the Meeting Materials, with such amendments or additional communications or documents, to the Corporation's intranet and directing such holders to the Corporation's intranet by e-mail, with such distribution made to the addresses of such holders (whether electronic or not) as they appear on the books and records of the Corporation;

      (c) the Director appointed under section 260 of the CBCA (the "Director") by prepaid ordinary mail, by facsimile, by courier or by delivery in person to the Director;

      (d) the directors and auditors of the Corporation by mailing the Meeting Materials by prepaid ordinary mail, or by e-mail or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the

            Meeting, excluding the date of mailing or transmission and the date of the Meeting;

and that substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

9. The accidental failure or omission to give notice of the Meeting to, or the non-receipt of such notice by, one or more of the persons specified in the preceding paragraph shall not constitute a breach of this Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such accidental failure or omission is brought to the attention of the Corporation, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

10. The Corporation is authorized to make, in the manner contemplated by and subject to the Arrangement Agreement, such amendments, revisions or supplements (the "Additional Information") to the Meeting Materials or any other communications determined by the Corporation to be necessary or desirable as the Corporation may determine, and the Corporation shall distribute such Additional Information by such method and in the time most reasonably practicable in the circumstances.

PERMITTED ATTENDEES

11.   The only persons entitled to attend the Meeting shall be:

      (a) the Securityholders as of the Record Date, or their respective proxyholders or representatives;

      (b)   the Corporation's directors, officers, auditors and advisors;

      (c) representatives of Wintergames Acquisition ULC, Wintergames S.a.r.l. and Fortress Investment Group LLC, and any of their subsidiaries or affiliates or advisors;

      (d)   the Director; and

      (e)   other persons with the prior permission of the Chair of the Meeting;

and that the only persons entitled to vote at the Meeting in respect of the Arrangement Resolutions shall be the Securityholders as at the close of business on the Record Date, or their respective proxyholders or representatives.

SOLICITATION OF PROXIES

12. The Corporation is authorized to use the forms of proxy for Shareholders and Optionholders, respectively, in substantially the same form as is attached as Exhibit C to the Currie Affidavit, and the Corporation is authorized, at its expense, to solicit proxies directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine.

13. The procedures for the use of proxies at the Meeting shall be as set out in the Circular.

14. The Corporation may, in its discretion with the consent of Acquisitionco, generally waive the time limits for the deposit of proxies by Securityholders, if the Corporation deems it advisable to do so, such waiver to be endorsed by the initials of the Chair of the Meeting on any proxy to which such waiver relates.

QUORUM AND VOTING

15. The quorum at the Meeting shall be two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder for or representative of such Shareholder together holding or representing in the aggregate not less than 5% of the outstanding Common Shares entitled to be voted at the Meeting.

16.   In respect of the vote on the Arrangement Resolutions:

      (a) the Shareholders be entitled to vote on the Arrangement Resolutions at the Meeting either in person or by proxy, and be entitled to one vote for each Common Share held; and

      (b) the Optionholders be permitted to vote on the Arrangement Resolutions at the Meeting either in person or by proxy, and be entitled to one vote for each Common Share which such Optionholder is entitled to receive on a valid exercise of the Options held by such Optionholder.

17. The vote required to pass the Arrangement Resolutions at the Meeting shall be:

      (a) the affirmative vote of not less than two-thirds of the votes cast by the Securityholders in respect of the Arrangement Resolutions, voting together, in person or by proxy at such Meeting, provided that as part of such approval the Arrangement Resolutions are approved by the affirmative vote of not less than two-thirds of the votes cast by Shareholders, in person or by proxy, at such Meeting; and

      (b) the affirmative vote of at least simple majority of the votes cast by Shareholders, after excluding the votes attached to Common Shares that are beneficially owned or over which control or direction is exercised by Mr. Joe S. Houssian, the Chairman and Chief Executive Officer of the Corporation.

18. In respect of matters properly brought before the Meeting pertaining to items of business affecting the Corporation (other than the approval of the Arrangement Resolutions) each Shareholder be entitled to one vote for each Common Share held.

DISSENT RIGHTS

19. Each Registered Shareholder is granted the following right to dissent (the "Dissent Rights") in respect of the Arrangement Resolutions provided such Registered

Shareholder otherwise complies strictly with the requirements of section 190 of the CBCA and Article 4 of the Plan of Arrangement:

      (a) a Registered Shareholder intending to exercise the Dissent Rights must give a written objection to the Arrangement Resolutions to the Corporation at Suite 800, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6, Attention: General Counsel, to be received by the Corporation no later than 5:00 pm (Vancouver time) on the Business Day preceding the Meeting and must otherwise comply with this paragraph 19, notwithstanding subsection 190(5) of the CBCA;

      (b) any Registered Shareholder (a "Dissenting Shareholder") who exercises Dissent Rights in respect of the Arrangement Resolutions in strict compliance with section 190 of the CBCA (as modified by this Order and the terms of the Plan of Arrangement) (the "Dissent Procedures") will be entitled, in the event that the Arrangement becomes effective, to be paid by Acquisitionco the fair value of the Common Shares held by such Dissenting Shareholder in respect of which the Dissenting Shareholder has exercised Dissent Rights determined as at the point in time immediately before the passing of the Arrangement Resolutions;

      (c) a Dissenting Shareholder shall, on the "Effective Date" (as defined in the Plan of Arrangement) and notwithstanding any provision of section 190 of the CBCA, be deemed to have transferred the Common Shares in respect of which the Dissenting Shareholder has exercised Dissent Rights to Acquisitionco pursuant to the Plan of Arrangement and shall cease to be entitled to the rights as Shareholder in respect of such Common Shares other than the right to be paid the fair value of such Common Shares in accordance with the Dissent Procedures and in no case will Parent, Acquisitionco, the Corporation or any other person be required to recognize the Dissenting Shareholder as a holder of Common Shares after the completion of such transfer;

      (d) if a Registered Shareholder who exercises Dissent Rights is ultimately not entitled, for any reason, to be paid fair value for the Common Shares in respect of which they have exercised Dissent Rights, the Registered Shareholder will be deemed pursuant to the Plan of Arrangement to have participated in the Arrangement on the same basis as a Registered Shareholder that has not exercised Dissent Rights; and

      (e) Registered Shareholders shall be the only persons with a right to dissent in respect of the Arrangement Resolutions.

APPLICATION FOR FINAL ORDER

20. The Corporation be at liberty to give notice of these proceedings, including the application for the final approval of the Arrangement (the "Final Application"):

      (a) to the Securityholders by including a notice, substantially in the form of Appendix F to the Circular which is attached as Exhibit B to the Currie Affidavit, as part of the Meeting Materials, mailed in the manner contemplated in paragraph 8, and that service of such notice shall be deemed to be effected on the 5th day following the day on which the Meeting Materials are so mailed, and

      (b) in the case of the Director, by delivering a copy of the Petition, the affidavit(s) filed in support, a copy of any motions filed and a copy of any orders made, to the Director in accordance with the provisions of Policy Statement 15.1 - Policy Concerning Arrangements Under Section 192 of the CBCA, dated November 7, 2003, and except as provided herein, the Corporation is not required to serve the Petition, any affidavits filed in support of the Petition, any motions filed by the Corporation in this proceeding (including affidavits filed in support of such motions), or any orders made on application by the Corporation, including this Order, on any person, except such persons who have filed an Appearance pursuant to paragraph 23 below.

21. The Corporation be at liberty to give notice of this application to persons outside the jurisdiction of this Honourable Court in the manner specified in the preceding paragraph.

22. The Final Application be set down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, at 9:45 a.m. on October 24, 2006, or such other date following the date of the Meeting as the Corporation may determine, and that, upon approval of the Arrangement Resolutions at the Meeting in the manner set forth in this Order and the Appropriate Regulatory Approvals having been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, the Corporation be at liberty to proceed with the Final Application on such date.

23. Any Security holder or any other interested person has the right to appear (either in person or by counsel) and make submissions at the Final Application, provided that such Securityholder or person shall file an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court, and deliver a copy of the filed appearance, together with a copy of all material on which such Securityholder or person intends to rely at the Final Application, including an outline of such Securityholder's or person's proposed submissions, to the solicitors for the Corporation at the address for delivery set out in the Notice of Application by 4:00 p.m. on October 23, 2006 (or, in the event the Corporation does not proceed with the Final Application on October 24, 2006, by 4:00 p.m. on the date preceding the date on which the Final Application is set to be heard), subject to other direction of the Court.

24. Wintergames Acquisition ULC, Wintergames S.a.r.l. and Fortress Investment Group LLC have the right to appear and make submissions at the Final Application, subject to the provisions of the Arrangement Agreement.

25. The Director has, in accordance with the provisions of the CBCA, the right to appear (either in person or by counsel) and make submissions at the Final Application.

26. If the Final Application is adjourned, only those persons who have filed and delivered an Appearance in accordance with the preceding paragraph need be served with notice of the adjourned date.

27. Any materials to be filed by the Corporation in support of the Final Application may be filed up to one day prior to the hearing of the Final Application without further order of this Court.

VARIANCE

28. The Corporation shall be entitled, at any time, to apply to vary this Interim Order.

29. Rules 44 and 51A will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order. Subject to further court order.

                                          BY THE COURT

                  /s/ Caldwell, M.

                                          DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM:

--------------------------------------
Counsel for the Petitioner

                                                      SUPREME COURT
                                                   OF BRITISH COLUMBIA
                                                   VANCOUVER REGISTRY

                                                         (SEAL)

                                                        ENTERED

                                                       SEP 19 2006
                                                   VANCOUVER REGISTRY

                                                    VOL S1409 FOL 101

                                   APPENDIX F

                     NOTICE OF APPLICATION FOR FINAL ORDER

                                                                  NO.
                                                              VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

             IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT
                        R.S.C. 1985, c. C-44, as amended

                                      AND

    IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING INTRAWEST CORPORATION

                             NOTICE OF APPLICATION

     NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Supreme Court of British Columbia, (the "Court") by Intrawest Corporation (the "Corporation") with respect to a proposed arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA"), involving the Corporation, its Shareholders and Optionholders (the Shareholders and the Optionholders are collectively referred to as "the Securityholders") and Wintergames Acquisition ULC, which Arrangement is described in greater detail in the Management Information Circular (the "Circular") of the Corporation dated September 20, 2006 accompanying this Notice of Application.

     AND NOTICE IS FURTHER GIVEN that the Court, by Interim Order dated September 19, 2006, has given directions as to the calling and holding of a special meeting of the Securityholders (the "Meeting") for the purpose of considering and voting upon the Arrangement, and, in particular, has directed that Shareholders shall have the right to dissent under the provisions of section 190 of the CBCA in compliance with the terms of the Interim Order.

     NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting and the "Appropriate Regulatory Approvals" (as defined in the Circular) have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, the Corporation intends to apply for a Final Order approving the Arrangement pursuant to the provisions of section 192 of the CBCA (the "Final Application"), and declaring the Arrangement fair and reasonable to the persons affected, which Final Application shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, on October 24, 2006 at 9:45 a.m. or so soon thereafter as counsel may be heard.

     IF YOU WISH TO BE HEARD AT THE HEARING OF THE FINAL APPLICATION OR WISH TO BE NOTIFIED OF ANY ADJOURNMENT THEREOF, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and delivering a copy of the filed appearance, together with a copy of all material on which you intend to rely at the Final Application, including an outline of the proposed submissions, to the solicitors for the Corporation at their address for delivery set out below, on or before 4:00 p.m. (Vancouver time) on October 23, 2006 subject to other direction of the Court. You or your solicitor may obtain a form of Appearance at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, Canada, V6Z 2E1.

     AND NOTICE IS FURTHER GIVEN that, at the hearing of the Final Application and subject to the foregoing, Securityholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

     A copy of the Petition and other documents filed with the Court on behalf of the Corporation can be obtained on written request to the solicitors for the Corporation to the attention of Warren B. Milman at:

     McCarthy Tetrault LLP
     1300-777 Dunsmuir Street
     Vancouver, British Columbia
     V7Y 1K2

                                   APPENDIX G

              SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

     190.(1) RIGHT TO DISSENT -- Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

           (a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

           (b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

           (c)  amalgamate otherwise than under section 184;

           (d)  be continued under section 188;

           (e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

           (f) carry out a going-private transaction or a squeeze-out transaction.

     (2) FURTHER RIGHT -- A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

     (2.1) IF ONE CLASS OF SHARES -- The right to dissent described in subsection (2) applies even if there is only one class of shares.

     (3) PAYMENT FOR SHARES -- In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

     (4) NO PARTIAL DISSENT -- A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

     (5) OBJECTION -- A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

     (6) NOTICE OF RESOLUTION -- The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

     (7) DEMAND FOR PAYMENT -- A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

           (a)  the shareholder's name and address;

           (b) the number and class of shares in respect of which the shareholder dissents; and

           (c)  a demand for payment of the fair value of such shares.

     (8) SHARE CERTIFICATE -- A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

     (9) FORFEITURE -- A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

     (10) ENDORSING CERTIFICATE -- A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

     (11) SUSPENSION OF RIGHTS -- On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

           (a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

           (b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

           (c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

     (12) OFFER TO PAY -- A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

           (a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

           (b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

     (13) SAME TERMS -- Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

     (14) PAYMENT -- Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

     (15) CORPORATION MAY APPLY TO COURT -- Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

     (16) SHAREHOLDER APPLICATION TO COURT -- If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

     (17) VENUE -- An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

     (18) NO SECURITY FOR COSTS -- A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

     (19) PARTIES -- On an application to a court under subsection (15) or (16),

           (a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

           (b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

     (20) POWERS OF COURT -- On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

     (21) APPRAISERS -- A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

     (22) FINAL ORDER -- The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

     (23) INTEREST -- A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

     (24) NOTICE THAT SUBSECTION (26) APPLIES -- If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

     (25) EFFECT WHERE SUBSECTION (26) APPLIES -- If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may
          (a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder, or (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

     (26) LIMITATION -- A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that (a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

           YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR BEFORE COMPLETING THIS LETTER OF TRANSMITTAL

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE COMPLETING THIS LETTER OF TRANSMITTAL. THE DEPOSITARY (SEE LAST PAGE FOR ADDRESSES AND TELEPHONE NUMBER) OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

                     LETTER OF TRANSMITTAL -- COMMON SHARES
                 TO ACCOMPANY CERTIFICATES FOR COMMON SHARES OF

                             INTRAWEST CORPORATION
      TO BE DEPOSITED IN CONNECTION WITH THE PLAN OF ARRANGEMENT INVOLVING
             INTRAWEST CORPORATION, WINTERGAMES ACQUISITION ULC AND
                              WINTERGAMES S.A.R.L.

     This Letter of Transmittal, duly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany your certificates for common shares ("COMMON SHARES") in the capital of Intrawest Corporation ("INTRAWEST") submitted in connection with the proposed arrangement under section 192 of the Canada Business Corporations Act (the "ARRANGEMENT") pursuant to which, subject to receiving all required approvals and the satisfaction of certain closing conditions, all of the issued and outstanding Common Shares will be acquired by Wintergames Acquisition ULC, a corporation that is indirectly owned by 18 private equity funds managed by Fortress Investment Group LLC or one of its affiliates. Shareholders are strongly urged to read the Management Information Circular of Intrawest dated September 20, 2006 accompanying this Letter of Transmittal (the "CIRCULAR"). All capitalized terms not defined in this Letter of Transmittal have the meanings ascribed to them in the Circular.

     THE ARRANGEMENT IS ANTICIPATED TO CLOSE LATE IN OCTOBER 2006. AT THE EFFECTIVE TIME, SHAREHOLDERS WILL BE ENTITLED TO RECEIVE, IN EXCHANGE FOR EACH COMMON SHARE, US$35.00. In order for Shareholders to receive payment for their Common Shares, Shareholders are required to deposit certificates representing the Common Shares held by them with the Depositary.

TO         INTRAWEST CORPORATION

AND TO:  CIBC MELLON TRUST COMPANY (THE "DEPOSITARY")

     The undersigned registered holder(s) of Common Shares (the "SHAREHOLDER") hereby represents that: (i) the Shareholder is the owner of the Common Shares represented by the certificate(s) described below; (ii) the Shareholder has good title to those Common Shares free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse interests; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver such Common Shares; (iv) all information inserted by the undersigned into this Letter of Transmittal is accurate; and (v) the undersigned will not, before the Effective Time, transfer or permit to be transferred any of those Common Shares.

     The covenants, representations and warranties of the undersigned contained in this Letter of Transmittal survive the completion of the Arrangement.

     The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal and in any proxy granted for use at the Meeting, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Common Shares being deposited. No subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, except a proxy granted for use at the Meeting, will be granted with respect to the deposited Common Shares. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal survives the death or incapacity of the undersigned and any obligation of the undersigned in this Letter of Transmittal is binding upon the heirs, legal representatives, successors and assigns of the undersigned.

     The certificate(s) described below in Block A are enclosed. The Shareholder transmits the certificate(s) described below representing the Common Shares to be dealt with in accordance with this Letter of Transmittal (the "TRANSMITTED SHARES"). Upon (i) receipt of this Letter of Transmittal and the certificate(s) described below by the Depositary, and (ii) completion of the Arrangement, the Depositary will, as soon as practicable, send to the

Shareholder a cheque representing the amount of US$35.00 multiplied by the number of Transmitted Shares (the "CONSIDERATION"), all on the basis described in the Circular.

     Unless otherwise indicated in Block D, the Shareholder requests that the Depositary mail the Consideration by first-class mail to the Shareholder at the address specified in Block C. If no address is specified in Block C, the Shareholder acknowledges that the Depositary will mail the Consideration to the address of the Shareholder as shown on the share register maintained by Intrawest.

     In the event that the Arrangement is not completed for any reason, the certificate(s) that accompany this Letter of Transmittal and all ancillary documents will be returned to the Shareholder at the address specified in Block C or held for pick-up if no address is indicated in Block C or a request is made to hold cheques for pick-up in Block D.

     By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigne, le soussigne et les destinataires sont presumes avoir requis que tout contrat atteste par cette lettre d'envoi, de meme que tous les documents qui s'y rapportent, soient rediges exclusivement en langue anglaise.

--------------------------------------------------------------------------------------------------
A.  THE FOLLOWING ARE THE DETAILS OF THE ENCLOSED CERTIFICATE(S):
--------------------------------------------------------------------------------------------------
                                            NUMBER OF                      NAME IN WHICH
     CERTIFICATE NUMBER(S)                COMMON SHARES             COMMON SHARES ARE REGISTERED
--------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------

B.  ISSUE CHEQUE IN THE NAME OF:


              ---------------------------------------------------

                             Name


     ---------------------------------------------------

              ---------------------------------------------------

                  Street Address and Number

              ---------------------------------------------------

                  City and Province or State

              ---------------------------------------------------

                Country and Postal (Zip) Code

              ---------------------------------------------------

                 Telephone -- Business Hours

              ---------------------------------------------------
             SOCIAL INSURANCE NUMBER/TAXPAYER IDENTIFICATION NUMBER

C.  SEND CHEQUE TO:


              ---------------------------------------------------

                             Name


     ---------------------------------------------------

              ---------------------------------------------------

                  Street Address and Number

              ---------------------------------------------------

                  City and Province or State

              ---------------------------------------------------

                Country and Postal (Zip) Code

              ---------------------------------------------------
                          Telephone -- Business Hours

D.  [ ] HOLD CHEQUE FOR PICK-UP

E.  SHAREHOLDER SIGNATURE
THIS BOX MUST BE SIGNED BY THE INTRAWEST SHAREHOLDER EXACTLY AS HIS OR HER NAME APPEARS IN THE DOCUMENT EVIDENCING THE COMMON SHARES HELD.


---------------------------------------------------
Name of Shareholder (Please print)


---------------------------------------------------
Signature of Shareholder or Authorized Signatory
(See Instruction 5)


---------------------------------------------------
Name and Capacity of Authorized Representative or Attorney (If applicable)


---------------------------------------------------
Date

SIGNATURE GUARANTEED BY:
(If required under Instruction 2 or 4)


           ---------------------------------------------------------

                     Authorized Signature

           ---------------------------------------------------------
                        Name of Guarantor (Please print)

(STAMP)

                              SUBSTITUTE FORM W-9

  THE FOLLOWING INFORMATION IS TO BE COMPLETED BY U.S. REGISTERED SHAREHOLDERS
                                      ONLY
                              (SEE INSTRUCTION 6)

Under penalties of perjury, I certify that:

1. The social security or other taxpayer identification number stated below is my correct taxpayer identification number (or I am waiting for a number to be issued to me, in which case I will complete the "Additional Certification" below);

2. I am not subject to back-up withholding because: (a) I am exempt from back-up withholding, or (b) I have not been notified by the United States Internal Revenue Service (the "IRS") that I am subject to back-up withholding as a result of a failure to report interest or dividends, or
      (c) the IRS has notified me that I am no longer subject to back-up withholding; and

3.    I am a U.S. person (including a U.S. resident alien).

CERTIFICATION INSTRUCTIONS. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to back-up withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you are subject to back-up withholding you receive another notification from the IRS that you are no longer subject to back-up withholding, do not cross out item 2 above. The IRS does not require your consent to any provision of this document other than the certification required to avoid back-up withholding.

----------------------------------------               ----------------------------------------
Name of Shareholder (Please print)                     Signature of Shareholder


----------------------------------------               ----------------------------------------
Social Security Number or Taxpayer Identification      Date
Number

NOTE: FAILURE TO COMPLETE THE FOREGOING INFORMATION OR TO PROVIDE INTRAWEST OR CIBC MELLON TRUST COMPANY WITH A SOCIAL SECURITY NUMBER OR TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN BACK-UP WITHHOLDING OF 28% OF ANY PAYMENT TO YOU UNDER THE PLAN OF ARRANGEMENT.

                            ADDITIONAL CERTIFICATION

IF YOU ARE CURRENTLY AWAITING THE ISSUANCE OF A TAXPAYER IDENTIFICATION NUMBER,
           YOU MUST COMPLETE THE FOLLOWING ADDITIONAL CERTIFICATION.

I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either: (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office; or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 28% of all reportable payments made to me thereafter will be withheld until I provide a number.

----------------------------------------               ----------------------------------------
Signature of Shareholder                               Date

                                  INSTRUCTIONS

1.   USE OF THE LETTER OF TRANSMITTAL

     This Letter of Transmittal is to be completed by a Shareholder holding Common Shares. A properly completed and duly executed Letter of Transmittal in the appropriate form (or a manually signed facsimile thereof) should be received by the Depositary at the appropriate address set out on the back page of this Letter of Transmittal in order to facilitate prompt delivery of a cheque in respect of the Consideration. The method used to deliver this Letter of Transmittal and the share certificates in respect of the Common Shares is at the option and risk of the Shareholder, and delivery will be deemed effective only when such documents are actually received by the Depositary. Intrawest recommends that the necessary documentation be hand delivered to the Depositary, at the address set out on the back page of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.

     SHAREHOLDERS WHOSE COMMON SHARES ARE REGISTERED IN THE NAME OF A BROKER, INVESTMENT DEALER, BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD CONTACT THAT NOMINEE FOR ASSISTANCE IN DEPOSITING THOSE COMMON SHARES.

2.   SIGNATURES

     This Letter of Transmittal must be filled in and signed by the Shareholder of Transmitted Shares or by the Shareholder's duly authorized representative (in accordance with Instruction 5).

     (a) If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

     (b) If this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying certificate(s):

        (i) such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power of attorney duly and properly completed by the registered holder(s); and

        (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4.

3.   DEFECTS OR IRREGULARITIES

     Intrawest reserves the right, if it so elects, in its absolute discretion, to waive any defect or irregularity contained in the Letter of Transmittal received by the Depositary.

4.   GUARANTEE OF SIGNATURES

     If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Transmitted Shares, or if the payment is to be made in a name other than the registered holder(s), or if the Arrangement is not completed and the Transmitted Shares are to be returned to a person other than such registered holder(s), or sent to an address other than the address of the registered holder(s) as shown on the registers of Intrawest, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

     An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program
(SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

5.   FIDUCIARIES, REPRESENTATIVES AND AUTHORIZATIONS

     Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of such person's proof of appointment and authority to act. Either Intrawest or the Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

6.   SUBSTITUTE FORM W-9

     Each U.S. Shareholder is required to provide CIBC Mellon Trust Company with a correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9, which is provided on page 5 hereof, and to certify whether such Shareholder is subject to back-up withholding of U.S. federal income tax. If a U.S. Shareholder has been notified by the Internal Revenue Service that such Shareholder is subject to back-up withholding, such Shareholder must cross out Item 2 of the Substitute Form W-9, unless such Shareholder has since been notified by the Internal Revenue Service that such holder is no longer subject to back-up withholding. Failure to provide the information in the Substitute Form W-9 may subject a U.S. Shareholder to 28% federal income tax withholding on any payment to such holder made in connection with the purchase of such holder's securities. If a U.S. Shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write "Applied For" in the space provided for the TIN in the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Additional Certification immediately below the Substitute Form W-9. If "Applied For" is written in the Substitute Form W-9 and CIBC Mellon Trust Company is not provided with a TIN within 60 days, CIBC Mellon Trust Company will withhold 28% on all payments to such Shareholder made in connection with the Plan of Arrangement until a TIN is provided.

7.   MISCELLANEOUS

     (a) If the space on this Letter of Transmittal is insufficient to list all certificates for Transmitted Shares, additional certificate numbers and number of Transmitted Shares may be included on a separate signed list affixed to this Letter of Transmittal.

     (b) If Transmitted Shares are registered in different names, however different (e.g., "JOHN DOE" and "J. DOE"), a separate Letter of Transmittal should be signed for each different registration.

     (c)  No alternative, conditional or contingent deposits will be accepted.

     (d) Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at the address set forth on the last page of this Letter of Transmittal.

8.   LOST CERTIFICATES

     If a certificate representing Common Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary.

             OFFICES OF THE DEPOSITARY, CIBC MELLON TRUST COMPANY,
                              FOR THE ARRANGEMENT:

                                    BY MAIL

                           CIBC Mellon Trust Company
                                  PO Box 1036
                         Adelaide Street Postal Station
                                Toronto, Ontario
                                    M5C 2K4

                      BY HAND, REGISTERED MAIL OR COURIER

                           CIBC Mellon Trust Company

                 199 Bay Street                                     Suite 1600
              Commerce Court West                           1066 West Hastings Street
                Securities Level                           Vancouver, British Columbia
                Toronto, Ontario                                     V6E 3X1
                    M5L 1G9
              Attn: Courier Window

                           Telephone: (416) 643-5500
                           Toll Free: (800) 387-0825

                        E-Mail: inquiries@cibcmellon.com

          Any questions and requests for assistance may be directed by
             Shareholders to the Depositary at the telephone number
                          and locations set out above.

                             INTRAWEST CORPORATION

                             PROXY -- COMMON SHARES

    THIS PROXY IS SOLICITED BY THE MANAGEMENT OF INTRAWEST CORPORATION ("INTRAWEST") PURSUANT TO THE MANAGEMENT INFORMATION CIRCULAR OF INTRAWEST DATED SEPTEMBER 20, 2006. THIS PROXY IS FOR USE BY HOLDERS ("SHAREHOLDERS") OF COMMON SHARES ("COMMON SHARES") OF INTRAWEST AT THE SPECIAL MEETING OF HOLDERS OF COMMON SHARES AND HOLDERS OF OPTIONS TO ACQUIRE COMMON SHARES SCHEDULED TO BE HELD ON TUESDAY, OCTOBER 17, 2006, TO SEEK INTRAWEST SECURITYHOLDER APPROVAL OF RESOLUTIONS APPROVING AN ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT (THE "CBCA") AS MORE FULLY DESCRIBED BELOW.

    The undersigned Shareholder hereby appoints Joe S. Houssian, Chief Executive Officer and a Director of Intrawest, or in his absence, Gordon H. MacDougall, Lead Director of Intrawest, OR IN LIEU OF SAID PERSONS, hereby appoints ------------------------------------ as his, her or its true and lawful proxyholder with full power of substitution, in the same manner, to the same extent and with the same power as if the undersigned was present, to attend and act on his, her or its behalf at the special meeting (the "MEETING") of holders of Common Shares and holders of options to acquire Common Shares to be held commencing at 10:00 a.m. (Vancouver time) on Tuesday October 17, 2006 in the Ballroom of The Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, and at any adjournments or postponements thereof, and to vote all Common Shares that the undersigned is entitled to vote thereat.

    SHAREHOLDERS HAVE THE RIGHT TO APPOINT A PERSON, OTHER THAN THE NOMINEES DESIGNATED ABOVE, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF THEIR NOMINEE IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE ABOVE OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, BY RETURNING THE COMPLETED PROXY TO CIBC MELLON TRUST COMPANY IN THE MANNER SET OUT IN THE NOTES TO THIS FORM, PRIOR TO 5:00 P.M. (VANCOUVER TIME) ON FRIDAY, OCTOBER 13, 2006 OR, IN THE CASE OF ANY ADJOURNMENT OR POSTPONEMENT OF THE MEETING, NO LATER THAN 48 HOURS BEFORE THE DATE OF THE RECONVENED MEETING.

    Without limiting the general authorization and power hereby given, the proxyholder named above is specifically directed on any ballot that may be called for to:
VOTE FOR [ ] or VOTE AGAINST [ ] resolutions in the form set forth in Appendix "A" of the management information circular of Intrawest dated September 20, 2006 (the "CIRCULAR") to approve an arrangement (the "ARRANGEMENT") under Section 192 of the Canada Business Corporations Act involving, among other things, the acquisition by Wintergames Acquisition ULC, a corporation that is indirectly owned by 18 private equity funds managed by Fortress Investment Group LLC or one of its affiliates, of all of the issued and outstanding Common Shares in exchange for US$35.00 in cash per share all as more particularly described in the Circular.

    THE COMMON SHARES REPRESENTED BY THIS PROXY WILL, IF THE INSTRUCTIONS ARE CERTAIN, BE VOTED ON ANY BALLOT OR POLL IN ACCORDANCE WITH THE SPECIFICATIONS MADE BY THE SHAREHOLDER. IN THE ABSENCE OF SUCH DIRECTION, IT IS INTENDED THAT SUCH COMMON SHARES WILL BE VOTED FOR THE ABOVE REFERENCED MATTER.

    THIS PROXY CONFERS AUTHORITY TO VOTE IN THE PROXYHOLDER'S DISCRETION WITH RESPECT TO AMENDMENTS OR VARIATIONS OF MATTERS IDENTIFIED IN THE ACCOMPANYING NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS AND WITH RESPECT TO OTHER MATTERS THAT PROPERLY MAY COME BEFORE THE MEETING AND ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF. AS OF THE DATE OF THE CIRCULAR, MANAGEMENT KNOWS OF NO SUCH MATTERS TO COME BEFORE THE MEETING OTHER THAN THE MATTERS REFERRED TO ON THIS FORM OF PROXY AND IN THE NOTICE OF SPECIAL MEETING.

    The undersigned hereby revokes any proxy previously given by the undersigned in the undersigned's capacity as a Shareholder in respect of the Common Shares referred to below in connection with the above referenced matter and acknowledges receipt of the Circular relating thereto.

DATED this --------- day of ---------------------, 2006.


--------------------------------------------------------      --------------------------------------------------------
Name of Shareholder                                           Address of Shareholder


--------------------------------------------------------      --------------------------------------------------------
Signature of Shareholder/Authorized Signatory                 Number of Common Shares held


--------------------------------------------------------
Name of Authorized Signatory (if applicable)

NOTES:

1. Reference is made to the Circular for further information regarding the completion and use of this proxy, and other information pertaining to the Meeting. All capitalized terms not otherwise defined in this proxy shall have the meaning ascribed thereto in the Circular.
2. A person appointed as your proxyholder need not be a Shareholder. A person appointed as your proxyholder must be present at the Meeting to vote.
3. If the proxy form is not dated in the space provided, it is deemed to be dated the date of its mailing by or on behalf of Intrawest.
4. If the Shareholder is an individual, please sign exactly as your Common Shares are registered. If the Shareholder is a company or similar entity, this proxy must be executed by a duly authorized officer or attorney of the Shareholder. If the Shareholder is a trust, this proxy must be executed by all trustees or other duly authorized person. If Common Shares are registered in the name of an executor, administrator, general partner or trustee, please sign exactly as the Common Shares are registered and evidence of authority to sign must be attached to the proxy. If the Common Shares are registered in the name of a deceased, the name of the deceased must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature, and evidence of authority to sign must be attached to the proxy.
5. To be valid, proxies must be signed, dated and either deposited with the Transfer Agent of Intrawest, CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1 (Attention: Proxy Department) before 5:00 p.m. (Vancouver time) on Friday, October 13, 2006 or, in the event the Meeting is adjourned or postponed, no later than 48 hours before the date the adjourned Meeting is reconvened or the postponed Meeting is convened.
6. Once this form of proxy has been signed by the appropriate signatory or signatories and deposited in accordance with note 5 above, any proxy previously delivered by the signatory hereto shall be revoked.
7. In accordance with the CBCA, Intrawest will prepare a list of Securityholders as of the Record Date. The only Shareholders that will be entitled to vote, in person or by proxy, at the Meeting, will be the Shareholders of record at the close of business on the Record Date.
8. A Shareholder who has given a proxy has the right to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by that proxy and may do so by delivering a duly executed proxy with a later date or a form of revocation of proxy or other instrument in writing signed by you or by your attorney authorized in writing (or if you are a corporation, by a duly authorized officer or attorney). These instruments can be delivered to the Transfer Agent up to 5:00 p.m. (Vancouver time) on October 16, 2006, or if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Vancouver time) on the Business Day preceding the date of the reconvened Meeting or (ii) by delivering a form of revocation of proxy or a signed instrument in writing to the Chair of the Meeting at the Meeting or any adjournment or postponement thereof. You may also revoke your proxy in any other manner permitted by law.

                 YOU ARE STRONGLY URGED TO READ THE MANAGEMENT
       INFORMATION CIRCULAR BEFORE COMPLETING THIS LETTER OF TRANSMITTAL

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE COMPLETING THIS LETTER OF TRANSMITTAL. THE DEPOSITARY (SEE LAST PAGE FOR ADDRESSES AND TELEPHONE NUMBER) OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

                        LETTER OF TRANSMITTAL -- OPTIONS
              FOR HOLDERS OF OPTIONS TO PURCHASE COMMON SHARES OF

                             INTRAWEST CORPORATION
      TO BE DEPOSITED IN CONNECTION WITH THE PLAN OF ARRANGEMENT INVOLVING
             INTRAWEST CORPORATION, WINTERGAMES ACQUISITION ULC AND
                              WINTERGAMES S.A.R.L.

     This Letter of Transmittal, duly completed and signed in accordance with the instructions set out below, is required to be submitted by holders ("INTRAWEST OPTIONHOLDERS") of options ("INTRAWEST OPTIONS") to purchase common shares ("COMMON SHARES") in the capital of Intrawest Corporation ("INTRAWEST") in connection with the proposed arrangement under section 192 of the Canada Business Corporations Act (the "ARRANGEMENT") pursuant to which, subject to receiving all required approvals and the satisfaction of certain closing conditions, all of the issued and outstanding Common Shares will be acquired by Wintergames Acquisition ULC, a corporation that is indirectly owned by 18 private equity funds managed by Fortress Investment Group LLC or one of its affiliates. Pursuant to the Arrangement, each unexercised Intrawest Option, whether vested or unvested in accordance with its terms, will be transferred by the Intrawest Optionholder to Intrawest and be cancelled in exchange for a cash payment from Intrawest equal to (i) the product of the number of Common Shares underlying Intrawest Options held by such Intrawest Optionholder as of immediately prior to the Effective Time and US$35.00, less (ii) the aggregate exercise price payable under such Intrawest Options by the holder to acquire the Common Shares underlying such Intrawest Options. Intrawest Optionholders are strongly urged to read the Management Information Circular of Intrawest dated September 20, 2006, sent separately to Intrawest Optionholders (the "CIRCULAR"). All capitalized terms not defined in this Letter of Transmittal have the meanings ascribed to them in the Circular.

     The Arrangement is anticipated to close late in October 2006.

TO:       INTRAWEST CORPORATION

AND TO:  CIBC MELLON TRUST COMPANY (THE "DEPOSITARY")

     The undersigned Intrawest Optionholder hereby represents that: (i) the undersigned is the owner of the Intrawest Options disclosed and described below;
(ii) the undersigned has good title to those Intrawest Options free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse interests; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to transfer such Intrawest Options; and
(iv) all information inserted by the undersigned into this Letter of Transmittal is accurate.

     The covenants, representations and warranties of the undersigned contained in this Letter of Transmittal survive the completion of the Arrangement.

     The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal and in any proxy granted for use at the Meeting, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Intrawest Options. No subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, except a proxy granted for use at the Meeting, will be granted with respect to the Intrawest Options. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal survives the death or incapacity of the undersigned and any obligation of the undersigned in this Letter of Transmittal is binding upon the heirs, legal representatives, successors and assigns of the undersigned.

     Provided the Intrawest Optionholder has not opted to exercise the Intrawest Options prior to the Effective Time of the Arrangement, upon (i) receipt of this completed Letter of Transmittal by the Depositary and (ii) completion of the Arrangement, the Depositary will, as soon as practicable, send to each Intrawest Optionholder in respect of the Intrawest Options held by the undersigned and which are disclosed below, a payment equal to (a) the product of the number of Common Shares underlying Intrawest Options held by such Intrawest Optionholder and US$35.00, less (b) the aggregate exercise price payable under such Intrawest Options by the holder to acquire the Common Shares underlying such Intrawest Options (the "OPTION AMOUNT"). Pursuant to the Plan of Arrangement, payment of the Option Amount will be made net of applicable withholdings as determined by Intrawest and as required by applicable law.

     The undersigned acknowledges that, at and after the Effective Time, his or her Intrawest Options will be cancelled and that his or her rights will be limited to the right to receive the Option Amount payable by Intrawest pursuant to the Plan of Arrangement. In the event that the Arrangement is not completed for any reason, the Intrawest Optionholder's election under this Letter of Transmittal will not take effect and the Intrawest Optionholder will continue to hold the Intrawest Options.

     Unless otherwise indicated in Block D, the Intrawest Optionholder requests that the Depositary mail the Option Amount by first-class mail to the Intrawest Optionholder at the address specified in Block C.

     By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigne, le soussigne et les destinataires sont presumes avoir requis que tout contrat atteste par cette lettre d'envoi, de meme que tous les documents qui s'y rapportent, soient rediges exclusivement en langue anglaise.

---------------------------------------------------------------------------------------------------
THE FOLLOWING ARE THE DETAILS OF THE INTRAWEST OPTIONS HELD BY THE
UNDERSIGNED:
---------------------------------------------------------------------------------------------------
                                                      NUMBER OF COMMON
        NAME OF                                    SHARES UNDERLYING THE
 INTRAWEST OPTIONHOLDER       DATE OF GRANT          INTRAWEST OPTIONS          EXERCISE PRICE
---------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------

B.  ISSUE CHEQUE IN THE NAME OF:

---------------------------------------------------
                                      Name

---------------------------------------------------

---------------------------------------------------
                           Street Address and Number

---------------------------------------------------
                           City and Province or State

---------------------------------------------------
                         Country and Postal (Zip) Code

---------------------------------------------------
                          Telephone -- Business Hours

---------------------------------------------------
             SOCIAL INSURANCE NUMBER/TAXPAYER IDENTIFICATION NUMBER

C.  SEND CHEQUE TO:

---------------------------------------------------
                                      Name

---------------------------------------------------

---------------------------------------------------
                           Street Address and Number

---------------------------------------------------
                           City and Province or State

---------------------------------------------------
                         Country and Postal (Zip) Code

---------------------------------------------------
                          Telephone -- Business Hours

D.  [ ] HOLD CHEQUE FOR PICK-UP

E.  INTRAWEST OPTIONHOLDER SIGNATURE
THIS BOX MUST BE SIGNED BY THE INTRAWEST OPTIONHOLDER EXACTLY AS HIS OR HER NAME APPEARS IN THE DOCUMENT EVIDENCING THE INTRAWEST OPTIONS HELD.

---------------------------------------------------
Name of Intrawest Optionholder (Please print)

---------------------------------------------------
Signature of Intrawest Optionholder or Authorized Signatory (See Instruction 4)

---------------------------------------------------
Name and Capacity of Authorized Representative or Attorney (If applicable)

---------------------------------------------------
Date

                              SUBSTITUTE FORM W-9

  THE FOLLOWING INFORMATION IS TO BE COMPLETED BY U.S. INTRAWEST OPTIONHOLDERS
                                      ONLY
                              (SEE INSTRUCTION 5)

Under penalties of perjury, I certify that:

1. The social security or other taxpayer identification number stated below is my correct taxpayer identification number (or I am waiting for a number to be issued to me, in which case I will complete the "Additional Certification" below);

2. I am not subject to back-up withholding because: (a) I am exempt from back-up withholding, or (b) I have not been notified by the United States Internal Revenue Service (the "IRS") that I am subject to back-up withholding as a result of a failure to report interest or dividends, or (c) the IRS has notified me that I am no longer subject to back-up withholding; and

3.  I am a U.S. person (including a U.S. resident alien).

CERTIFICATION INSTRUCTIONS. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to back-up withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you are subject to back-up withholding you receive another notification from the IRS that you are no longer subject to back-up withholding, do not cross out item 2 above. The IRS does not require your consent to any provision of this document other than the certification required to avoid back-up withholding.

---------------------------------------------------------       ---------------------------------------------------------
Name of Intrawest Optionholder (Please print)                   Signature of Intrawest Optionholder

---------------------------------------------------------       ---------------------------------------------------------
Social Security Number or Taxpayer Identification Number        Date

NOTE: FAILURE TO COMPLETE THE FOREGOING INFORMATION OR TO PROVIDE INTRAWEST OR CIBC MELLON TRUST COMPANY WITH A SOCIAL SECURITY NUMBER OR TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN BACK-UP WITHHOLDING OF 28% OF ANY PAYMENT TO YOU UNDER THE PLAN OF ARRANGEMENT.

                            ADDITIONAL CERTIFICATION

IF YOU ARE CURRENTLY AWAITING THE ISSUANCE OF A TAXPAYER IDENTIFICATION NUMBER,
           YOU MUST COMPLETE THE FOLLOWING ADDITIONAL CERTIFICATION.

I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either: (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office; or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 28% of all reportable payments made to me thereafter will be withheld until I provide a number.

---------------------------------------------------------       ---------------------------------------------------------
Signature of Intrawest Optionholder                             Date

                                  INSTRUCTIONS

1.  USE OF THE LETTER OF TRANSMITTAL

     This Letter of Transmittal is to be completed by an Intrawest Optionholder holding Intrawest Options. A properly completed and duly executed Letter of Transmittal in the appropriate form (or a manually signed facsimile thereof) should be received by the Depositary at the appropriate address set out on the back page of this Letter of Transmittal in order to facilitate prompt delivery of a cheque in respect of the Option Amount. The method used to deliver this Letter of Transmittal is at the option and risk of the Intrawest Optionholder, and delivery will be deemed effective only when such documents are actually received by the Depositary. Intrawest recommends that the necessary documentation be hand delivered to the Depositary, at the address set out on the back page of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.

2.  SIGNATURES

     This Letter of Transmittal must be filled in and signed by the Intrawest Optionholder or by such holder's duly authorized representative or attorney (in accordance with Instruction 4).

3.  DEFECTS OR IRREGULARITIES

     Intrawest reserves the right, if it so elects, in its absolute discretion, to waive any defect or irregularity contained in the Letter of Transmittal received by the Depositary.

4.  FIDUCIARIES, REPRESENTATIVES AND AUTHORIZATIONS

     Where this Letter of Transmittal is executed by a person on behalf of an Intrawest Optionholder or by any other person acting in a representative or fiduciary capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of such person's proof of appointment and authority to act. Either Intrawest or the Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

5.  SUBSTITUTE FORM W-9

     Each U.S. Intrawest Optionholder is required to provide CIBC Mellon Trust Company with a correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9, which is provided on page 4 hereof, and to certify whether such Intrawest Optionholder is subject to back-up withholding of U.S. federal income tax. If a U.S. Intrawest Optionholder has been notified by the Internal Revenue Service that such Intrawest Optionholder is subject to back-up withholding, such Intrawest Optionholder must cross out Item 2 of the Substitute Form W-9, unless such Intrawest Optionholder has since been notified by the Internal Revenue Service that such holder is no longer subject to back-up withholding. Failure to provide the information in the Substitute Form W-9 may subject a U.S. Intrawest Optionholder to 28% federal income tax withholding on any payment to such holder made in connection with the purchase of such holder's securities. If a U.S. Intrawest Optionholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write "Applied For" in the space provided for the TIN in the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Additional Certification immediately below the Substitute Form W-9. If "Applied For" is written in the Substitute Form W-9 and CIBC Mellon Trust Company is not provided with a TIN within 60 days, CIBC Mellon Trust Company will withhold 28% on all payments to such Intrawest Optionholder made in connection with the Plan of Arrangements until a TIN is provided.

6.  MISCELLANEOUS

     (a) If the space on this Letter of Transmittal is insufficient to list all the Intrawest Options held by the Intrawest Optionholder, additional Intrawest Options may be included on a separate signed list affixed to this Letter of Transmittal.

     (b) If the Intrawest Options are registered in different names (e. g., "JOHN DOE" and "J. DOE") a separate Letter of Transmittal should be signed for each different registration.

     (c)  No alternative, conditional or contingent deposits will be accepted.

     (d) Additional copies of the Circular and the Letter of Transmittal may be obtained from the Depositary at the address set forth on the last page of this Letter of Transmittal.

                  OFFICES OF THE DEPOSITARY, CIBC MELLON TRUST COMPANY,
                                   FOR THE ARRANGEMENT:

                                        BY MAIL

                               CIBC Mellon Trust Company
                                      PO Box 1036
                             Adelaide Street Postal Station
                                    Toronto, Ontario
                                        M5C 2K4

                          BY HAND, REGISTERED MAIL OR COURIER

                               CIBC Mellon Trust Company

                199 Bay Street                                         Suite 1600
             Commerce Court West                               1066 West Hastings Street
               Securities Level                               Vancouver, British Columbia
               Toronto, Ontario                                         V6E 3X1
                   M5L 1G9
             Attn: Courier Window

                           Telephone: (416) 643-5500
                           Toll Free: (800) 387-0825

                        E-Mail: inquiries@cibcmellon.com

          Any questions and requests for assistance may be directed by
       Intrawest Optionholders to the Depositary at the telephone number and locations set out above.

                             INTRAWEST CORPORATION

                                PROXY -- OPTIONS

    THIS PROXY IS SOLICITED BY THE MANAGEMENT OF INTRAWEST CORPORATION ("INTRAWEST") PURSUANT TO THE MANAGEMENT INFORMATION CIRCULAR OF INTRAWEST DATED SEPTEMBER 20, 2006. THIS PROXY IS FOR USE BY HOLDERS ("INTRAWEST OPTIONHOLDERS") OF OPTIONS ("INTRAWEST OPTIONS") TO PURCHASE COMMON SHARES ("COMMON SHARES") OF INTRAWEST AT THE SPECIAL MEETING OF HOLDERS OF COMMON SHARES AND HOLDERS OF OPTIONS TO ACQUIRE COMMON SHARES SCHEDULED TO BE HELD ON TUESDAY, OCTOBER 17, 2006, TO SEEK INTRAWEST SECURITYHOLDER APPROVAL OF RESOLUTIONS APPROVING AN ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT (THE "CBCA") AS MORE FULLY DESCRIBED BELOW.

    The undersigned Intrawest Optionholder hereby appoints Joe S. Houssian, Chief Executive Officer and a Director of Intrawest, or in his absence, Gordon
H. MacDougall, Lead Director of Intrawest, OR IN LIEU OF SAID PERSONS, hereby appoints
------------------------------------ as his, her or its true and lawful proxyholder with full power of substitution, in the same manner, to the same extent and with the same power as if the undersigned was present, to attend and act on his, her or its behalf at the special meeting (the "MEETING") of holders of Common Shares and holders of Intrawest Options to be held commencing at 10:00 a.m. (Vancouver time) on Tuesday October 17, 2006 in the Ballroom of The Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, and at any adjournments or postponements thereof, and to vote all Intrawest Options that the undersigned is entitled to vote thereat.

    INTRAWEST OPTIONHOLDERS HAVE THE RIGHT TO APPOINT A PERSON, OTHER THAN THE NOMINEES DESIGNATED ABOVE, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF THEIR NOMINEE IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE ABOVE OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, BY RETURNING THE COMPLETED PROXY TO CIBC MELLON TRUST COMPANY IN THE MANNER SET OUT IN THE NOTES TO THIS FORM, PRIOR TO 5:00 P.M. (VANCOUVER TIME) ON FRIDAY, OCTOBER 13, 2006 OR, IN THE CASE OF ANY ADJOURNMENT OR POSTPONEMENT OF THE MEETING, NO LATER THAN 48 HOURS BEFORE THE DATE OF THE RECONVENED MEETING.

    Without limiting the general authorization and power hereby given, the proxyholder named above is specifically directed on any ballot that may be called for to:

VOTE FOR [ ] or VOTE AGAINST [ ] resolutions in the form set forth in Appendix "A" of the management information circular of Intrawest dated September 20, 2006 (the "CIRCULAR") to approve an arrangement (the "ARRANGEMENT") under Section 192 of the Canada Business Corporations Act involving, among other things, the acquisition by Wintergames Acquisition ULC of all of the outstanding Common Shares for US$35.00 in cash for each Common Share and the transfer by the Intrawest Optionholders to Intrawest of all outstanding Intrawest Options for the positive difference, if any, between US$35.00 and the applicable exercise price under each Intrawest Option.

    THE INTRAWEST OPTIONS REPRESENTED BY THIS PROXY WILL, IF THE INSTRUCTIONS ARE CERTAIN, BE VOTED ON ANY BALLOT OR POLL IN ACCORDANCE WITH THE SPECIFICATIONS MADE BY THE INTRAWEST OPTIONHOLDER. IN THE ABSENCE OF SUCH DIRECTION, IT IS INTENDED THAT SUCH INTRAWEST OPTIONS WILL BE VOTED FOR THE ABOVE REFERENCED MATTER.

    THIS PROXY CONFERS AUTHORITY TO VOTE IN THE PROXYHOLDER'S DISCRETION WITH RESPECT TO AMENDMENTS OR VARIATIONS OF MATTERS IDENTIFIED IN THE ACCOMPANYING NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS AND WITH RESPECT TO OTHER MATTERS THAT PROPERLY MAY COME BEFORE THE MEETING AND ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF. AS OF THE DATE OF THE CIRCULAR, MANAGEMENT KNOWS OF NO SUCH MATTERS TO COME BEFORE THE MEETING OTHER THAN THE MATTERS REFERRED TO ON THIS FORM OF PROXY AND IN THE NOTICE OF SPECIAL MEETING.

    The undersigned hereby revokes any proxy previously given by the undersigned in the undersigned's capacity as an Intrawest Optionholder in respect of the Intrawest Options referred to below in connection with the above referenced matter and acknowledges receipt of the Circular relating thereto.

DATED this ---------   day of ----------------------  , 2006


----------------------------------------------------------      ------------------------------------------------
Name of Intrawest Optionholder                                  Address of Intrawest Optionholder

----------------------------------------------------------      ------------------------------------------------
Signature of Intrawest Optionholder/Authorized Signatory        Number of Common Shares underlying Intrawest
                                                                Options held

----------------------------------------------------------
Name of Authorized Signatory (if applicable)

NOTES:

1. Reference is made to the Circular for further information regarding the completion and use of this proxy, and other information pertaining to the Meeting. All capitalized terms not otherwise defined in this proxy shall have the meaning ascribed thereto in the Circular.

2. A person appointed as your proxyholder need not be an Intrawest Optionholder. A person appointed as your proxyholder must be present at the Meeting to vote.

3. If the proxy form is not dated in the space provided, it is deemed to be dated on the date of its mailing by or on behalf of Intrawest.

4. If the Intrawest Optionholder is an individual, please sign exactly as your Intrawest Options are registered. If the Intrawest Optionholder is a company or similar entity, this proxy must be executed by a duly authorized officer or attorney of the Intrawest Optionholder. If the Intrawest Optionholder is a trust, this proxy must be executed by all trustees or other duly authorized person. If Intrawest Options are registered in the name of an executor, administrator, general partner or trustee, please sign exactly as the Intrawest Options are registered and evidence of authority to sign must be attached to the proxy. If the Intrawest Options are registered in the name of a deceased, the name of the deceased must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature, and evidence of authority to sign must be attached to the proxy.

5. To be valid, proxies must be signed, dated and either deposited with the Transfer Agent of Intrawest, CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1 (Attention: Proxy Department) before 5:00 p.m. (Vancouver time) on Friday, October 13, 2006 or, in the event the Meeting is adjourned or postponed, no later than 48 hours before the date the adjourned Meeting is reconvened or the postponed Meeting is convened.

6. Once this form of proxy has been signed by the appropriate signatory or signatories and deposited in accordance with note 5 above, any proxy previously delivered by the signatory hereto shall be revoked.

7. In accordance with the CBCA, Intrawest will prepare a list of Securityholders as of the Record Date. The only Intrawest Optionholders that will be entitled to vote, in person or by proxy, at the Meeting, will be the Intrawest Optionholders of record at the close of business on the Record Date.

8. An Intrawest Optionholder who has given a proxy has the right to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by that proxy and may do so by delivering a duly executed proxy with a later date or a form of revocation of proxy or other instrument in writing signed by you or by your attorney authorized in writing (or if you are a corporation, by a duly authorized officer or attorney). These instruments can be delivered to the Transfer Agent up to 5:00 p.m. (Vancouver time) on October 16, 2006, or if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Vancouver time) on the Business Day preceding the date of the reconvened Meeting or (ii) by delivering a form of revocation of proxy or a signed instrument in writing to the Chair of the Meeting at the Meeting or any adjournment or postponement thereof. You may also revoke your proxy in any other manner permitted by law.

                             INTRAWEST CORPORATION

                   REQUEST FOR VOTING INSTRUCTIONS AND PROXY

     MANAGEMENT OF INTRAWEST CORPORATION (THE
"CORPORATION") IS SENDING TO CERTAIN NON-REGISTERED
SHAREHOLDERS PROXY-RELATED MATERIALS THAT RELATE TO
THE SPECIAL MEETING OF HOLDERS OF COMMON SHARES
("COMMON SHARES") OF THE CORPORATION AND OPTIONS TO
ACQUIRE COMMON SHARES TO BE HELD ON TUESDAY, OCTOBER
17, 2006. The name and address and information about such non-registered shareholders' holdings of Common
Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on their behalf (which is identified by name, code or identifier in the information on the right).

     Unless the non-registered shareholder attends the meeting and votes in person, such holder's Common
Shares can be voted only by management, as proxyholder of the registered holder, in accordance with such non-registered shareholder's instructions.

     Management of the Corporation has executed an omnibus legal proxy appointing "non-objecting beneficial owners" ("NOBOs") as proxy holders to vote the shares beneficially held by them. Should a NOBO wish to attend the meeting and vote in person, such omnibus legal proxy will permit them to do so. If a NOBO wishes to designate another person to attend and vote at the meeting on their behalf, they may complete and submit this form appointing someone else as proxy holder.

     MANAGEMENT OF THE CORPORATION ARE PROHIBITED FROM
VOTING THE SECURITIES HELD BY A NOBO ON ANY OF THE
MATTERS TO BE ACTED UPON AT THE MEETING WITHOUT THE
NOBO'S SPECIFIC VOTING INSTRUCTIONS. As a result, if a
NOBO is completing this form to appoint someone to attend the meeting as a proxy holder and Mr. Houssian or Mr. MacDougall have been appointed as proxy holder, in order for the NOBO's Common Shares to be voted at the meeting, IT WILL BE NECESSARY FOR THE NOBO TO
PROVIDE SPECIFIC VOTING INSTRUCTIONS.

     The undersigned beneficial owner of Common Shares
of the Corporation hereby appoints Mr. Joe Houssian,
Chief Executive Officer and a Director of the
Corporation, or in his absence, Mr. Gordon MacDougall,
Lead Director of the Corporation, or in lieu of said
persons
--------------------------------------------------------------------
the true and lawful proxy of the undersigned to attend, act and vote all the Common Shares that the undersigned may be entitled to vote at the Special
Meeting of Securityholders of the Corporation (the
"Meeting"), to be held on Tuesday, October 17, 2006, notice of which Meeting has been received by the undersigned, and at any adjournment or postponement thereof, and at every poll that may take place in consequence thereof with full power of substitution and with all the powers which the undersigned could exercise if personally present:

     Indicate your voting choice with a check mark (X) in the appropriate box.

     VOTE FOR [ ] or VOTE AGAINST [ ] resolutions in the form set forth in Appendix "A" of the management information circular of the Corporation dated September 20, 2006 (the "CIRCULAR") to approve an arrangement (the "ARRANGEMENT") under Section 192 of the Canada Business Corporations Act involving, among other things, the acquisition by Wintergames Acquisition ULC, a corporation that is indirectly owned by 18 private equity funds managed by Fortress Investment Group LLC or one of its affiliates, of all of the issued and outstanding Common Shares in exchange for US$35.00 in cash per share all as more particularly described in the Circular.

     Subject to the discussion above, the person exercising this proxy has discretionary authority and may vote the Common Shares represented hereby as such person considers best with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly may come before the Meeting where such amendments, variations or matters were not known to management of the Corporation a reasonable time prior to the solicitation of this proxy.

     All Common Shares represented at the Meeting by properly executed proxies will be voted in accordance with the instructions of the undersigned on any ballot that may be called for, and where a choice with respect to any matter to be acted upon has been specified in the proxy.

     The undersigned hereby revokes any proxy previously given and does further hereby ratify all that said proxy may lawfully do in the premises.

Date: --------------------------------------------- , 2006
                                                              -----------------------------------------------------
                                                              Print Name

Number of Common Shares held: ----------------------
                                                              -----------------------------------------------------
                                                              Signature of Holder

NOTES

(a) The proxy must be signed by the beneficial owner of Common Shares or the holder's attorney duly authorized in writing and the power of attorney need not be attached. Where the holder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized and should set out the full legal name of the corporation, the name and position of the person executing and the address for service of the corporation.

(b) The proxy must be delivered to CIBC Mellon Trust Company by 5:00 p.m. (Vancouver time) on Friday, October 13, 2006 or, in the case of any adjournment or postponement of the Meeting, no later than 48 hours before the date of the reconvened Meeting. Please use the envelope accompanying these materials or mail the proxy to Proxy Department, CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1 or fax it to (604) 688-4301.

(c) A holder of Common Shares has the right to appoint a person (who need not be a holder of Common Shares) other than those persons named above to represent him, her or it at the Meeting and may exercise this right by inserting the name of such person in the blank space provided above.

(d) If the proxy is not dated in the space provided, it is deemed to be dated the date of its mailing by or on behalf of Intrawest.

(e) By providing this proxy, you are acknowledging that you are the beneficial owner of, and are entitled to instruct the proxy holders with respect to the voting of, these securities.

                                        2